6/20

02042052

82- SUBMISSIONS FACING SI...

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Handlowy w Warszawie SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4613 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/21/02

82-4613

ARS
12-31-01

The Financial Statements of Bank Handlowy w Warszawie SA as of 31 December 2001

Opinion and Report of auditors

Report on Operations, 2001

This is a working translation from the original Polish version

CONTENTS

Letter to shareholders

BANK HANDLOWY W WARSZAWIE SA

A member of citigroup

Cezary Stypułkowski
President

Warsaw, 25 March 2002

Dear Shareholders

2001 was without doubt a historic year for Bank Handlowy w Warszawie S.A. After more than six months of preparations, on 28 February, Bank Handlowy merged its operations with those of Citibank (Poland) S.A. The merger placed the combined bank at the top of the league table in terms of capital base and places us amongst Poland's largest banking institutions in terms of asset base.

The merger has strengthened Bank Handlowy's market position in some of the key business areas. For example, in the corporate banking business, Bank Handlowy now enjoys a dominant position in Poland in servicing large multinational corporations and is one of the largest provider of custody services. The merger results in an expanded range of products that we are able to offer large local corporations – in particular in the areas of account management and trade finance. We have further strengthened our position as Poland's largest debt originator. In the consumer banking business the merger has doubled our number of customers giving economies that will benefit customers and shareholders.

In a relatively short period of time we have been able to unify the product ranges of the two banks, both in the areas of consumer and corporate banking. Our successes are borne out by several prestigious awards. In September "The Banker" named us "Bank of the Year 2001 for Poland". Another international magazine – "Euromoney" – named us "The Best Debt House in Poland".

The merger and further increase in the shareholding of the Bank's strategic investor increased the pace of integration and adjustment to the requirements and standards set within Citigroup.

We have adopted an aggressive schedule for the implementation of new unified IT systems. The migration of Handlobank to a new system was completed in April. At the end of September we commenced a move of our corporate business to a new platform. The completion of this process, planned for the year 2002, will make us the largest Polish bank using a modern, fully integrated, on-line IT system to meet the demands of the 3rd millennium. These IT solutions will undoubtedly be a source of significant competitive advantage for the Bank, and will enable us to provide our customers with state of the art, modern, world class banking products.

One of our greatest achievements in 2001 was the centralisation of settlement operations in the new Olsztyn Settlements Centre. The process, initially expected to take two years, was greatly accelerated due to the planned implementation of Flexcube – the Bank's new integrated and centralised IT platform. It is mainly the establishment of the Olsztyn Centre that allowed us to cut costs of operations and personnel, primarily through the reduction of our staff level by nearly 800.

Immediately after the merger we have implemented a new organisational structure. Within the new structure we have created teams responsible for serving different customer segments and teams

responsible for development and sales of different product families. The structure will enable us to closely tailor our products to the needs of different customer segments. I am strongly convinced that through this structure we will strengthen existing customer relationships and acquire new customers in a more cost-effective manner.

In addition to lowering our product development and customer service costs the merger should allow us to significantly boost sales volumes. Further cost and revenue synergies should be anticipated as full integration of the consumer and corporate businesses progresses in 2002. Our aim is to significantly increase cross sales of products offered by corporate and consumer business and the products offered by our affiliated and subsidiary operations.

Overall, despite the temporary difficulties experienced by some of our customers, for which I would like to apologise most sincerely, the formal integration of Bank Handlowy and Citibank (Poland) S.A. was a fast and efficient process. In ten months we have achieved more than some of the other institutions going through a similar process have been able to achieve in several years. Having in mind the satisfaction of our customers we want to concentrate our efforts in 2002 on improving further our internal procedures, customer service levels, staff competencies and our products.

In 2001 the Bank has operated in economic conditions significantly tougher than those experienced in recent years. The backdrop to these conditions included a rapid fall in GDP in most industrialised countries, adverse economic impact of the 11 September attack and a significant drop in capital inflows to developing countries.

The negative effects of these developments, albeit to a limited extent, were also experienced by Poland. They manifested themselves in a drop of internal demand and a deterioration of price terms for Polish exports, rapid fluctuations of the zloty exchange rates during the summer, a nearly 30% drop in foreign direct investments and a drop in turnover and prices on the Warsaw Stock Exchange.

The effects of the negative external factors were further compounded by a general deterioration in the Polish economy. Economic slowdown, drop in the industrial production growth rate and growing unemployment combined with a significant drop in the inflation rate forced the central bank to change its monetary policy and make several significant cuts in the base interest rates. However further reductions were not encouraged by the gradually rising budget deficit, which in the closing months of the year presented a major threat to the stability of the Polish economy.

Adverse economic conditions exerted a major influence on the Bank's financial results. Demand for credit from customers in the corporate sector was weaker than originally anticipated. Additionally, it was necessary for the Bank to tighten credit controls given the poor corporate financial performance reported in a number of sectors. Overall this resulted in slower growth of interest-earning assets than of interest-bearing liabilities, which were mainly driven by the fast inflow of customer deposits. The cost of safeguarding the Bank's assets in these tough economic conditions was inevitably a general reduction in the profitability of operations.

Our ability to freely shape prices for the Bank's services, in particular those linked to interest rates, was severely restricted. The drop in market interest rates, combined with the changes in the Bank's balance sheet structure resulted in net interest income growing by only 2% and resulted in a fall in the net interest margin – from 4.4% in the previous year to 3.3%.

On the other hand, the rapid growth of the non-interest income and the rise of its share in total revenues was a very positive development for the Bank. Despite the difficult macro and microeconomic situation the Bank was able to further diversify its revenue stream and in part substitute reductions in interest income with more stable fee income and FX gains on customer transactions.

Despite a 35 % fall in revenue in 2001, the Bank's net profit of 164 million zloty, fell at a lesser rate of 21% (or 41 million zloty). This decline in performance is accentuated in our reported

profitability ratios due to the significant increase in capital and total assets that results from the merger with Citibank (Poland) S.A.

The level of net profit was significantly influenced by two factors: charges to provisions and taxation. Due to the deterioration in the financial condition of some of our major customers it was necessary to create further specific provisions to cover the increase in credit risk on loans extended to those customers. The second factor was an additional charge made for taxation by anticipating the lower legislated rate of taxation on loan losses that we assume will be tax deductible in the future. This added approximately 60 million zloty to the tax charged against our result for the year.

Against this we should evaluate very positively the synergies achieved through restructuring and rationalising our operating expenses, which do not differ markedly from amounts planned and which have shown only moderate growth. Furthermore, it is noteworthy that benefits from certain expenses incurred in 2001, including general expenditure cuts and staff downsizing, will not begin to flow or be visible before 2002.

It is the ambition of the both the Bank's management and all of its employees to build not only the most modern, but also one of the most efficient and profitable banking institutions in Poland. I am deeply convinced that our achievements of 2001 and the realisation of our plans for 2002 will help us lay a solid foundation for stable and long-term growth of our institution and to strengthen its leadership role in the Polish financial services sector.

The Auditor's Opinion

KPMG

KPMG Polska Audyt Sp. z o.o.

ul. Chłodna 51, XVI p.
00-867 Warszawa
Polska

Telefon:
+48 22-528 1100

Telefax:
+48 22-528 1128-29

TRANSLATION

AUDITOR'S OPINION
ON THE FINANCIAL STATEMENTS
OF BANK HANDLOWY W WARSZAWIE SA

To the Shareholders of Bank Handlowy w Warszawie SA

We have audited the accompanying financial statements of Bank Handlowy w Warszawie SA located in Warsaw. These financial statements consist of: an introduction, the balance sheet as at 31 December 2001 with total assets and total liabilities and equity of PLN 33,150,440 thousand; the statement of contingencies and commitments granted as of this date amounting to PLN 9,764,895 thousand; the profit and loss account for the year then ended with a net profit of PLN 163,636 thousand; the statement of changes in shareholders' equity for the year then ended with a balance amounting to PLN 5,905,690 thousand; the cash flow statement for the year then ended with an increase in cash amounting to PLN 1,919,490 thousand; and notes to the financial statements.

These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with International Standards on Auditing, as issued by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Official Journal No. 121, item 591 with subsequent amendments) and the professional norms established by the Polish National Council of Certified Auditors. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KPMG

TRANSLATION

In our opinion, these financial statements have been prepared from properly maintained accounting books and present fairly, in all material aspects, the financial position of the Bank as at 31 December 2001 and the results of its operations and its cash flows for the year then ended in accordance with the accounting standards applied in Poland as set out in the Polish Accounting Act dated 29 September 1994 (Official Journal No. 121, item 591 with subsequent amendments), the Polish Banking Supervisory Commission Resolution No. 1/98 dated 3 June 1998 on the special rules for bank accounting and the notes to the financial statements (NBP Official Journal No.14, item 27) and Regulation of the Council of Ministers dated 16 October 2001 regarding current and periodical information filed by issuers of securities (Official Journal No. 139, item 1569), the Regulation of the Ministry Council dated 19 November 1999 concerning additional information included in the financial statements of banks and consolidated financial statements of banks acting as issuers of securities admitted for public trading or applying to be publicly traded (Official Journal No. 96, item 1128) which have been applied on a consistent basis.

As required under the Polish Accounting Act dated 29 September 1994, we also report that the information given in the Directors' Report is consistent with the financial statements.

signed on the Polish original

....

Certified Auditor No. 3683/5018
Janina Skwarka

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Certified Auditor No. 796/1670
Bogdan Dębicki,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Richard Cysarz, Proxy

Warsaw, 25 March 2002

Financial Statements of Bank Handlowy w Warszawie SA as of 31 December 2001

TRANSLATION

SECURITIES AND EXCHANGE COMMISSION

SAB-R 2001 Annual Report

(pursuant to §1 para. 2 and §57 para. 1, subpara. 3, of the Ordinance of the Council of Ministers of October 16, 2001, as published in *Dziennik Ustaw* [Journal of Laws] No. 139/2001, item 1569)

(for banks)

For the annual period from January 1 to December 31, 2001, and
for the previous annual period from January 1 to December 31, 2000

March 29, 2001
(delivery date)

Bank Handlowy w Warszawie Spółka Akcyjna
(full name of issuer)

Bank Handlowy w Warszawie S.A.
(abbreviated name of issuer)

00-613 (postal code) — **Warsaw** (town)

Chalubińskiego (street) — **8** (number)

022-690-30-00 (telephone no.) — **022-830-01-13** (fax no.) — **listy@bh.com.pl** (e-mail)

526-030-02-91 (tax identification no.) — **000013037** (REGON no.) — www.handlowy.com.pl (WWW)

KPMG Polska Audyt Sp. z o.o.
(Auditors)

March 25, 2002
(Day of the Auditors' report)

This Annual Report includes:

- ☑ Letter from the President of the Management Board of the Bank
- ☑ Opinion of the Auditors
- ☑ The Annual Accounts:
  - ☑ Introduction
  - ☑ Balance Sheet
  - ☑ Profit and Loss Account
  - ☑ Statement of Movements in Capital Funds
  - ☑ Cash Flow Statement
  - ☑ Notes to the Accounts and Additional Notes to the Accounts
- ☑ Report of the Management Board
- ☑ Report of the Auditors on their review of the annual accounts

SELECTED FINANCIAL DATA for 2001	Thousand zloty	Thousand euro
I. Interest income	2 701 174	739 865
II. Fee income	529 689	145 084
III. Net income from banking activity	2 074 506	568 218
IV. Net operating income	347 817	95 269
V. Pre-tax earnings (loss)	347 830	95 272
VI. Net earnings (loss)	163 636	44 821
VII. Total assets (at December 31, 2001)	33 150 440	9 412 658
VIII. Due to central bank (at December 31, 2001)	212 486	60 333
IX. Due to financial institutions (at December 31, 2001)	4 895 223	1 389 938
X. Due to non-financial customers & government (at December 31, 2001)	17 210 185	4 886 619
XI. Capital funds (at December 31, 2001)	5 905 690	1 676 848
XII. Authorised capital (at December 31, 2001)	430 308	122 181
XIII. No. of outstanding shares and Special Participating Convertible Bonds (at December 31, 2001)	130 659 600	
XIV. Book value (excluding Special Participating Convertible Bonds) per ordinary share, zloty/euro (at December 31, 2001)	54.04	15.34
XV. Diluted book value per share, zloty/euro (at December 31, 2001)	45.20	12.83
XVI. Risk-based capital ratio (at December 31, 2001)	21.22	
XVII. Earnings (loss) per ordinary share, zloty/euro	1.52	0.42
XVIII. Diluted earnings (loss) per ordinary share, zloty/euro	1.25	0.34
XIX. Declared/paid dividend per ordinary share, zloty/euro	1.25	0.35

INTRODUCTION

The annual accounts of Bank Handlowy w Warszawie SA ("Bank") are compiled in compliance with:

- The Accounting Act of September 29, 1994 (*Dziennik Ustaw* [Journal of Laws] No 121, item 591, as amended).
- Resolution 1/98 of the Commission for Banking Supervision on detailed principles governing bank accounting and presentation of additional information, dated June 3, 1998 (*Dziennik Urzedowy NBP* [Official Journal of NBP] No 14, item 27).
- Ordinance of the Council of Ministers of October 16, 20001, concerning current and periodical information reported by issuers of securities (*Dziennik Urzedowy NBP* No 139, item 1569).
- Ordinance of the Minister of Finance on additional information reported in the accounts and consolidated accounts of bank issuers of securities cleared for public trading or securities entered for public trading clearance, dated November 19, 1999 (*Dziennik Ustaw* No 96, item 1128).

1. Bank operations

Bank Handlowy w Warszawie SA, with the registered office in Warsaw at ul. Chalubinskiego 8, 00-613 Warszawa, was founded on the strength of a Notarial Deed of April 13, 1870. The Bank is registered at the District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS), entered under the registry number: 000 000 1538.

Under the Polish Classification of Economic Activity (PKD), the principal business of the Bank is "other banking activity." According to the classification followed by the regulated market Warsaw Stock Exchange, the business of the Bank is "finance – banks."

The Bank operates on the basis of applicable regulations and its Articles of Association.

The business of the Bank is the performance of domestic and foreign banking operations and all other activity related to banking operations as permitted by law.

Pursuant to the Bank's Articles of Association, the Bank performs the following banking operations:

- opening and handling bank accounts in Poland and abroad,
- taking saving deposits, including term deposits,
- performing cash settlements in all forms accepted in domestic and international banking relations,
- extending loans and cash advances in Poland and abroad,
- conducting operations which involve cheques and bills of exchange,
- taking long-term monetary deposits.
- extending bank guarantees and endorsements,
- performing FX operations,
- issuing bank securities,
- performing operations commissioned by customers and relating to the issue of securities,
- safekeeping valuables and securities, and providing safe deposit facilities,
- issuing payment cards and performing operations which involve the use thereof,
- purchasing and disposing of debts,

- conducting forward financial transactions,
- performing banking operations commissioned by other banks.

The Bank may also:

- take up or purchase shares and rights attaching to shares in banks, and shares in undertakings servicing the Bank,
- service government borrowing,
- provide custody services, including as a custodian bank for pension and investment funds,
- organise and service financial lease projects,
- render factoring services,
- trade in securities on its own account and act as an agency in securities trading,
- render brokerage services and operate security deposit accounts at the Bank's own brokerage house,
- render financial consulting and advisory services ,
- undertake commitments relating to the issue of securities,
- take up or acquire equity interest and rights attaching to equities in non-banking undertakings, and also participation units,
- perform the function of a representative bank within the meaning of the Bonds Act,
- acquire and dispose of real property and debt secured by mortgages,
- perform settlements for trading in securities, property rights and derivative financial instruments,
- exchange debt for assets belonging to the debtor, on terms agreed on with such a debtor,
- purchase and sell derivative financial instruments at the Bank's own account and act as an agency in trading therein,
- render financial services consisting in acquisition activities, within the meaning of the Pension Funds Organisation and Operation Act,
- co-operate with domestic and foreign banks and other institutions, within the business line of the Bank,
- accept orders to purchase, sell or subscribe for participation units and investment certificates of investment funds,
- render insurance agency services.

For the purpose of conducting its business, the Bank has the right to hold foreign exchange and trade therein.

2. Financial data presentation periods

The Bank's annual accounts are compiled for the period from January 1, 2001 to December 31, 2001. Comparable financial data are presented for the period from January 1, 2000 to December 31, 2000. The Bank's financial data for 2000 represent the conditions preceding the Bank's merger in 2001 with Citibank (Poland) SA ("CPSA") and transfer of the Bank's organisational unit V Oddzial w Warszawie – Centrum Operacji Kapitalowych ("COK BH") into the subsidiary undertaking Citibrokerage SA with the registered office in Warsaw ("Citibrokerage"). In the Cash Flow Statement of the Bank, the impact of non-cash movements related to the Bank's merger with CPSA and COK BH's transfer to Citibrokerage as non-financial consideration for equity is cancelled (see sections 3 & 5).

3. Internal organisational units of the Bank

The Bank's accounts for 2001 and comparable financial data for 2000 contain the financial data from all of its organisational units through which Bank operations are performed. At December 31, 2001, these included the Head Office in Warsaw, 35 branches around Poland, and 146 other establishments servicing clients in Poland.

In 2001 changes occurred in the make-up of the organisational units through which the Bank performs its operations.

The London Branch of the Bank closed its operations as at December 31, 2001. A resolution on the closure of the London Branch was passed by the Bank's Supervisory Board on December 15, 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on January 14, 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

On April 1, 2001, the organisationally separated portion of the Bank operating under the name of Bank Handlowy w Warszawie SA V Oddzial w Warszawie – Centrum Operacji Kapitalowych ("COK BH") was transferred to the subsidiary undertaking Citibrokerage SA with the registered office in Warsaw ("Citibrokerage").

The transfer to Citibrokerage of the COK BH brokerage house, constituting a separate organisational unit of the Bank, was performed in order to provide consideration for equity in the increased authorised capital of Citibrokerage, issued under the March 7, 2001 Resolution of the General Meeting of Citibrokerage Shareholders concerning an increase in authorised capital by the issue of 37,300 series B registered shares, each with a par value of 1,500 zloty, with the combined par value at 55,950,000 zloty. All shares are owned by the Bank. As at April 1, 2001, the book value of all the assets of the COK BH brokerage house, constituting a non-cash consideration for equity in Citibrokerage, as entered in the Bank's books of account, amounted to 231,099 thousand zloty. The net assets value of the COK BH brokerage house, constituting the non-cash consideration for equity, as computed at January 31, 2001, and subsequently revised at April 1, 2001, amounted to 55,950,000 zloty.

As of the day of transfer of COK BH to Citibrokerage, the existing name of the Citibrokerage SA undertaking was changed into "Dom Maklerski Banku Handlowego SA" ("Dom BH"). The accounts of Dom Maklerski Banku Handlowego SA, as at December 31, 2001, will be incorporated into the Bank's consolidated accounts according to the full consolidation method..

4. Merger of the Bank with Citibank (Poland) SA („CPSA")

The Bank was merged with CPSA on February 28, 2001, pursuant to the Resolution of the Extraordinary General Meeting of Bank Shareholders of November 3, 2000, under the purchase acquisition method involving the transfer of all CPSA assets onto the Bank in return for the shares which the Bank allocated to CPSA shareholders. The merger involved the issue of 37,659,600 series C ordinary bearer shares, each with a par value of 4 zloty. The shares in the new issue were allocated to CPSA shareholders according to the following share swap parity: 1,350 series C Bank shares for one CPSA share. The purchase price of the series C shares allocated to CPSA shareholders was defined on the basis of their fair value amounting to 70 zloty each. The fair value reflects the price that Citibank Overseas Investment Corporation announced in 2000 in two tender offers for the Banks' shares. The excess of the purchase price over the fair value of CPSA net assets is shown in Bank assets as goodwill. As decided by the Management Board, the goodwill will be amortised over 20 years, starting from March 2001, according to the straight-line method. The amortisation charges are counted as other operating expense.

As a result of the merger between the Bank and CPSA, carried out by the purchase acquisition method in compliance with the accounting principles described above, the capital funds and undistributed profits of CPSA were cancelled. The excess of the fair value of shares over their par value was allocated to the Bank's capital surplus, which consequently grew by 2,485,534 thousand zloty (66 zloty times 37,659,600 shares).

The par value of each share (4 zloty each) was allocated to the authorised capital, which as a result grew by 150,638 thousand zloty.

According to CPSA's accounts at February 28, 2001, its net assets amounted to 1,187,265 thousand zloty. The resulting excess of the estimated fair value of shares in the new issue over the acquired undertaking's net assets was allocated to the Bank's assets as goodwill, at 1,448,907 thousand zloty, and shown in the Bank's balance sheet under the item 'intangible fixed assets'.

5. Going concern

The accounts for 2001 are compiled under the assumption of the Bank's continued operation in the foreseeable future with no circumstances directly indicating any threat to such continued operation.

6. Consistency of financial data for 2000

The financial data for 2000 shown in these accounts have not been changed in any way and are consistent with the data disclosed in the previously published accounts for 2000.

7. Auditors report for 2000

The Bank's accounts for 2000 were audited by KPMG Polska Audyt Sp. z o.o. who issued an unqualified opinion.

8. Accounting principles

Tangible and intangible fixed assets

The tangible and intangible fixed assets are presented at their purchase price less accrued depreciation/amortisation. Previously, fixed assets were periodically subjected to value adjustments with the indices published by the President of the Central Statistical Office. The result of fixed assets value adjustment was allocated directly to the Bank's capital funds. Since December 31, 1995, no fixed asset value adjustments have been entered.

Depreciation/amortisation is calculated under the straight-line method, at rates set in the depreciation/amortisation plan approved by the Bank's Management Board and complying with the Corporate Income Tax of February 15, 1992, (consolidated text as in *Dziennik Ustaw* of 1993, No 106, item 482, as amended).

Selected depreciation/amortisation rates applied by the Bank are shown below:

Buildings and structure	1.5 %	-	4.5 %
Transport vehicles	7.0 %	-	20.0 %
Computers		34.0 %	
Other fixed assets	7.0 %	-	28.0 %
Computer software and intellectual property rights		50.0 %	
Other intangible assets	2.5 %	-	20.0 %

The tangible and intangible assets of an initial value between 2,000 zloty and 3,500 zloty are wholly depreciated/amortised on the day they are put into use.

The assets items with an initial unit value no higher than 2,000 zloty are subject to one-off depreciation/amortisation on the day they are put into use.

Foreign exchange

The balance-sheet and off-balance-sheet items denominated in foreign currencies are translated at the average rate of exchange defined for a given currency by the NBP President as at the balance date.

The foreign exchange differences arising from from the revaluation of the FX trading positions carried on the balance sheet are taken to the FX gains/loss item.

The foreign exchange differences resulting from the revaluation of structural FX positions carried on the balance sheet are not taken to the FX gains/loss item. They are shown in the balance sheet liabilities as a suspended item in 'Deferred income'.

Counted as structural FX positions are those regarded as long-term items of the balance sheet. They include:

- FX investments in foreign financial and non-financial institutions,
- Non-transferable securities bearing the right to participation in profits, issued by Mitteleuropäische Handelsbank AG.

The remaining FX positions are shown as trading positions.

The exchange rates for major foreign currencies, as used in compiling these accounts, are these:

in zloty terms

	December 31	
	2001	2000
1 USD	3.9863	4.1432
1 DEM	1.8007	1.9707
1 GBP	5.7722	6.1903
1 CHF	2.3760	2.5309
100 BEF	8.7306	9.5548
1 FRF	0.5369	0.5876
1 ATS	0.2559	0.2801
1 NLG	1.5982	1.7491
1 EUR	3.5219	3.8544

Outstanding loans and other claims

Outstanding loans and other claims are presented in the balance sheet at nominal value plus due interests less the value of specific provisions against credit risk exposure.

The specific provisions are made according to the rules defined in Resolution 8/1999 of the Commission for Banking Supervision on the principles of provisioning against banking risks, dated 22 December 1999 (*Dziennik Urzedowy NBP* No 26, item 43) – at the full level required. The specific provisions against potential risks are calculated in accordance with the risk-category classification of individual balance sheet and off-balance sheet exposures. The following minimum percentage rates of specific provisions are applied to individual risk categories:

1) Exposures classified satisfactory (only loans and advances extended to private individuals for non-business purposes, excluding housing loans) and special mention	1.5 %
2) Sub-standard exposures	20 %
3) Doubtful exposures	50 %
4) Loss exposures	100 %

The calculations of the required specific provisions against credit risk exposures take into account amounts of security referred to in Resolution 8/1999 of the Commission for Banking Supervision on the principles of provisioning against banking risks, dated 22 December 1999 (*Dziennik Urzedowy NBP* No 26, item 43). In accordance with the resolution, the specific provisions against the exposures referred to in point 1) herein are reduced by the amount equalling 25% of the general risk provision.

Capital investments

Investments in subsidiaries and associated undertaking

Investments in subsidiaries are the capital exposures which give the Bank the right to exercise control in its capacity as the parent company, notably due to the fact of holding 50% of the votes at the General Meeting of Shareholders.

Investments in associates are the capital exposures which authorise the bank to exert considerable influence, notably due to the fact of holding 20-50% votes at the General Meeting of Shareholders.

As financial fixed assets, the investments in subsidiary and associated undertakings are carried in the accounts within the investment portfolio. They are disclosed in the investment portfolio until their disposal, given the fact that most of such investments held for resale stay in the portfolio for more than 6 months from the acquisition date, and also because of insufficient market liquidity preventing their resale.

Investments in subsidiary and associated undertakings are presented in the balance sheet at their purchase price less provisions against permanent diminution in value.

Investments in other undertakings

Investments in undertakings other than subsidiaries and associates and minority holdings in the investment portfolio are carried on the balance sheet at purchase price less provisions against permanent diminution in value.

Investments in undertakings other than subsidiaries and associates classified into the trading account and inventory are carried on the balance sheet at purchase prices, not higher than the net realisable value. Where the purchase price exceeds the net realisable value, the difference is allocated to the expense of financial operations.

Debt securities

Debt securities are classified as trading account if they are purchased for resale in the capital market for the purpose of either liquidity or speculation.

Debt securities are classified as investment portfolio if the Bank's intention is to hold them to maturity.

Trading-account securities are carried on the balance sheet at their purchase price adjusted for interest accrued, discount accreted or premium amortised, but not higher than the net realisable value. If the purchase price adjusted for accrued interest, discount or settled premium proves higher than the net realisable value, the difference is allocated to the expense of financial operations.

Debt securities in the investment portfolio are carried on the balance sheet at purchase price adjusted for interest accrued, discount accreted or premium amortised, less provisions against permanent diminution in value.

Assets taken over for debt

Assets taken over for debt are recorded in the books of account at prices equalling the outstanding debt amount for which these assets have been taken over, less specific provisions against the difference between the debt amount and the net realisable value of the assets taken over.

Provisions

Specific provisions and valuation allowances are made in accordance with the principles laid down in the Accounting Act, Resolution 8/1999 of the Commission for Banking Supervision on the principles of provisioning against banking risks, dated 22 December 1999 (*Dziennik Urzedowy NBP* No 26, item 43), and Resolution 1/98 of the Commission for Banking Supervision on detailed principles governing bank accounting and presentation of additional information, dated June 3, 1998 (*Dziennik Urzedowy NBP* No 14, item 27).

Specific provisions are defined upon individual assessment of risks associated with individual assets and off-balance sheet liabilities.

The specific provisions against claims on financial institutions, non-financial customers and government and the provisions against permanent loss in value of securities and other assets have the effect of reducing the value of the corresponding assets items in the balance sheet. The provisions against off-balance sheet liabilities are carried on the balance sheet in the liability item 'Other provisions.'

In compliance with the August 29, 1997 Banking Act (*Dziennik Ustaw* No 140, item 939), the Bank establishes general risk provisions to cover the risks connected with the conduct of banking operations. The general risk provisions are expensed against earnings, and are carried on the balance sheet in the liability item 'Other provisions.'

Also, where a positive interim timing difference emerges with respect to the moment of recognising corporate income as realised or expense as incurred, within the meaning of the Accounting Act and tax regulations, the Bank establishes a provision against such difference. This provision is shown in the balance sheet in the liability item "Deferred income tax provision." A negative interim timing difference is presented in the asset item "Deferred income tax benefit."

Special Participation Convertible Bonds

Special Participation Convertible Bonds are presented at nominal value as part of the Bank's capital funds. The Special Participation Convertible Bonds of Issue I are non-interest bearing; and if not converted into shares they will be redeemed at par value. Each bond authorises its holder to participate in the distribution of profit on an equal footing with the holder of an ordinary share, starting from profit distribution for 1997. Additionally, the holders of Special Participation Convertible Bonds have the right to take up shares in new issues, equivalent to the Bank Shareholders' subscription rights.

Capital

Capital and all capital funds are presented at nominal value.

Prepaid and accrued expenses

In order to allocate the costs to the corresponding reporting periods, the Bank books prepaid and accrued expenses. This holds in particular for the Bank's operating expense.

Off-balance sheet financial instruments

Interest rate instruments

Interest rate instruments are revalued to market value and the results of revaluation are reflected in the profit and loss account at market value. Unrealised gains and losses on the revaluation of these instruments are carried on the balance sheet under the item 'Other assets'/'Other liabilities' at gross value, i.e. without offsetting.

Interest income/expense on interest rate instruments is calculated and presented in the profit and loss account on the accrual bases. Accrued interest owed and owing is carried on the balance sheet under the item 'Other assets'/'Other liabilities' at gross value, i.e. without offsetting.

Term FX transactions

Term FX transactions are revalued and presented in the profit and loss account at market value. Unrealised gains and losses on the revaluation of term FX transactions are carried on the balance sheet under the item 'Other assets'/'Other liabilities' at gross value, i.e. without offsetting.

Options

Term options are valued at market value and the results reflected in the profit and loss account. Unrealised gains and losses on the revaluation of options are carried on the balance sheet under the item 'Other assets'/'Other liabilities' at gross value, i.e. without offsetting.

Premiums received on options written are shown as deferred income under the item 'Other liabilities', while the premiums paid for purchased options are shown as accrued expenses under the item 'Other assets' and entered into the profit and loss account upon finalisation of the transaction.

Calculating the net earnings

The net earnings/(loss) are calculated in compliance with the concept of prudence, the accruals concept and the matching concept. The amount of net earnings reflects all income realised and the relevant expenses set off against the income within a particular reporting period, irrespective of the day on which these are received or paid.

Interest income and expenses

Interest income is presented inclusive of interest on loans classified as satisfactory and special mention, accrued and outstanding unpaid, where delay in payment on the accounts reporting day stays within 30 days. Outstanding interest unpaid for more than 30 days and accrued interest on loans classified as irregular are recorded as interest in suspense in the liability item 'Accrued expenses and deferred income.' Such interest is allocated to income on a cash basis. Interest expense is calculated and presented on an accruals basis.

Bonuses, retirement pay and seniority pay

Performance-related bonuses for management are calculated for the year in which the performance is assessed. Management is also entitled to a bonus in the form of 'equivalent incentive shares'. The equivalent incentive shares are recorded at market value at the balance date and they accrue for three years from the day of allocation, whereupon they can be realised. Provisions for bonuses and equivalent incentive shares are shown in the liability item 'Accrued expense and deferred income & income in suspense'.

Under the Bank's remuneration system, the staff members employed within the framework of the Collective Bargaining Accord have the right to retirement pay and seniority bonus in proportion to the number of years in employment at the Bank or all years in employment (for those taking up employment prior to 1997). In previous years, these retirement payments and bonuses were counted towards expense upon disbursement, without any provisioning for future disbursements. In 2001 the Management Board of the Bank has established provisions for future disbursements, changing the policy not to provide in prior years.

Other operational income and expenses

Other operational income and expense are those not directly related to banking operations. In particular, these are the income and expense arising from the disposal or liquidation of fixed assets, assets held for resale, and expenses arising from damages, penalties and fines.

Income tax

The presentation of corporate income tax includes the Bank's current tax liability arising from the income earned and deferred tax.

In accordance with the adopted accounting principles, the Bank either establishes a deferred tax provision or recognises a deferred tax asset by assessing the timing differences between the recognition of income and expense for accounting and tax purposes.

At December 31, 2001, the Bank reports a negative interim timing difference with respect to deferred income tax of 271,927 thousand zloty.

Towards the end of 2001, the Bank changed the method of assessing deferred tax asset.

Previously, deferred tax had been calculated at the rate in force for the period following the given balance date. At December 31, 2001, the Bank analysed individual items of timing differences, focussing on the expected time of their realisation (i.e. the year in which the tax liability arises) and chance for the deduction of negative difference. Such an analysis is complex due to wide differences between accounting and uncertainty as to the time horizon for the realisation of timing differences.

In the course of this, the Bank found that the largest sensitivities occur in establishing the timing of the charge to specific provisions for income tax purposes.As a result, and in accordance with the requirement of prudence, the Bank found it most appropriate that the tax rate applied to this item of interim timing differences should be the last and lowest tax rate coming into force on January 2004, which is already enacted - and not the rate in force next year - as most of the specific provisions are likely to be realised for income tax purposes in later reporting periods. The rate change from the present 28% to 22% in 2004 and later years, arising from the provisions of the Act on Corporate Income Tax, additionally reduced the net earnings by 60,312 thousand zloty.

Capital allowance

In 1994-1999, pursuant to the Ordinance of the Council of Ministers on setting off investment expenses against income and on income tax reduction, dated January 25, 1994 (*Dziennik Ustaw* No 18, item 62, as amended) and Art.18 of the Corporate Income Tax Act of February 15, 1992, (*Dziennik Ustaw* of 1993 No 106, item 482 as amended), the Bank took advantage of the capital allowances by charging a total of 187,102 thousand zloty of capital expenditures against taxable income.

Additionally, in 1995-2000, the Bank charged a further 93,551 thousand zloty, which accounted for up to 50% of investment spending charged against income in previous financial years (the so-called investment premium). Additionally, Citibank (Poland) SA, over 1994-1997, reduced the taxable income by 91,401 thousand zloty in capital allowances and by 21,599 thousand zloty in investment premium .

The depreciation charges fixed assets subject to capital allowance, calculated at rates provided for in the depreciation plan, cannot be charged against taxable income. As at December 31, 2001, the balance of allowance taken in advance amounts to 156,114 thousand zloty in non-depreciated portion of capital allowance-covered fixed assets. This amount is taken into account in deferred income tax calculations. The investment premium, regarded as permanent difference, is not taken into account in deferred tax calculations.

9. Zloty-to euro rates

The following rates of exchange of the zloty against the euro, as set by the NBP, obtained in periods covered by the accounts and the comparable financial data.

	2001	**2000**
Exchange rate in force at December 31	3.5219	3.8544
Average rate, computed as the arithmetical mean of the rates in force on the last day of each month in a year	3.6509	4.0046
The highest rate for the last month of the year in the period	3.8843	4.2075
The lowest rate for the last month of the year in the period	3.3783	3.8544

10. Major items of the balance sheet, profit and loss account and cash flow statement converted into euro terms

The major items of the balance sheet and the cash flow statement concerning these accounts with comparable financial data are converted into the euro at average rates of exchange announced by the National Bank of Poland, in force on the last day of period.

The major items of the profit and loss account are converted into the euro at rates equalling the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of each month of, respectively, 2000 and 2001.

thousand euros

BALANCE SHEET	31 December	
	2001	2000
Cash and due from Central Bank	659 429	181 433
Due from financial institutions	1 983 797	1 479 803
Due from non-financial customers &government	4 031 928	2 608 479
Debt securities	699 196	377 317
Capital investments	182 394	165 898
Tangible and intangible fixed assets	677 366	189 712
Other assets	1 178 548	446 323
Total assets	**9 412 658**	**5 448 966**
Due to Central Bank	60 333	81 850
Due to financial institutions	1 389 938	1 389 617
Due to non-financial customers & government	4 886 619	2 637 575
Securities issued and outstanding	-	1
Other liabilities	1 277 987	428 009
Provisions	120 933	71 433
Capital funds	1 676 848	840 481
Total liabilities and capital	**9 412 658**	**5 448 966**

thousand euros

Major items of the profit & loss account	**12 months ended December 31**	
	2001	2000
Net interest income	202 588	181 108
Net fee income	132 747	82 822
Net gains on financial operations	18 287	3 917
Net FX gains	214 596	120 526
Net income from banking activity	568 218	388 373
Net operating income	95 269	71 280
Pre-tax earnings	95 272	71 284
Net earnings	**44 821**	**51 119**

thousand euros

Major items of the cash flow statement		
	2001	2000
Net cash flow from operating activities – indirect	946 742	159 167
Net cash flow from investing activities	9 798	178 899
Net cash flow from financing activities	(411 525)	(311 981)
Net cash flow, total	545 015	26 086
Change in net cash and cash equivalents	**545 015**	**26 086**
Cash and cash equivalents at beginning of period	229 083	183 236
Cash and cash equivalents at end of period	774 099	209 322

11. Major differences between Polish and International Accountancy Standards (IAS)

The Bank presents its accounts in compliance with the Polish accounting regulations. There are differences between Polish accounting standards applied in the preparation of these accounts and International Accounting Standards. The most important of these differences are as follows:

- In the accounts compiled in accordance with the Polish accounting principles, the general risk provisions were established for the first time in 1998, under the Banking Act then in force (while at the same time the risk fund, then constituting part of the capital funds, was released). In the accounts compiled in accordance with IAS, the general risk provisions were established in previous years – and as a result, interim timing differences emerge between both types of accounts with respect of charges to general risk provisions as presented in the profit and loss account,
- Under the Polish accounting standards, the general principle governing the valuation of debt securities and stock exchange-listed shares is that these are valued at lower of cost or market. Under the IAS, the acquisition value at balance date is taken as the basis for such valuation.
- Investments in associated undertaking are shown in individual accounts compiled in Poland at acquisition price less the valuation allowance, whereas under IAS such considerable investments which are not held for resale are valued according to the property rights method, inclusive of valuation allowance.
- Investments in subsidiary undertakings are shown in individual accounts compiled in Poland at acquisition price less valuation allowance, whereas under the IAS such considerable investments not held for resale are subject to consolidation.
- Under the Polish regulations, an appropriation to the Company Social Benefit Fund is made from net earnings. Under the IAS, such appropriations are charged to the following year's general expenses.

The reconciliation of major items of the Bank's accounts compiled in accordance with the Polish accounting standards to IAS will be presented in the introduction to the Bank's consolidated accounts.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

BALANCE SHEET

period end	Note	December 31, 2001	December 31, 2000
ASSETS			
I. Cash and due from central bank	1	2 322 443	699 315
II. Eligible debt securities		-	-
III. Due from financial institutions	2	6 986 733	5 703 753
1. At call		741 595	282 247
2. Term		6 245 138	5 421 506
IV. Due from non-financial customers & government	3	14 200 047	10 054 121
1. At call		3 542 986	2 047 389
2. Term		10 657 061	8 006 732
V. Securities purchased under agreements to resell	4	-	-
VI. Debt securities	5, 11	2 462 497	1 454 331
VII. Investments in subsidiary undertakings	6, 8, 11	347 302	124 236
VIII. Investments in associated undertakings	7, 8, 11	217 185	407 568
IX. Investments in other undertakings	9, 11	57 770	87 514
X. Other securities & property rights	10, 11	20 119	20 119
XI. Intangible assets	12	1 482 884	66 952
XII. Tangible fixed assets	13	902 732	664 275
XIII. Treasury stock	14	-	-
XIV. Other assets	15	3 851 119	1 547 206
1. Acquired assets held for resale		7 696	7 696
2. Other		3 843 423	1 539 510
XV. Prepaid expense & other accrued income	16	299 609	173 103
1. Deferred income tax		271 927	168 359
2. Other		27 682	4 744
TOTAL ASSETS		33 150 440	21 002 493
LIABILITIES & CAPITAL			
I. Due to central bank		212 486	315 483
II. Due to financial institutions	17	4 895 223	5 356 138
1. Demand		1 242 712	586 543
2. Time		3 652 511	4 769 595
III. Due to non-financial customers & government	18	17 210 185	10 166 268
1. Savings accounts		-	-
a) demand			
b) time			
2. Other		17 210 185	10 166 268
a) demand		3 767 863	1 873 078
b) time		13 442 322	8 293 190
IV. Securities sold under agreements to repurchase	19	-	-
V. Securities issued & outstanding	20	-	4
VI. Special-purpose funds and other liabilities	21	3 773 452	1 095 356
VII. Accrued expense, deferred income & income in suspense	22	727 491	554 363
VIII. Provisions	23	425 913	275 330
1. Deferred income tax provision		-	-
2. Other provisions		425 913	275 330
IX. Subordinated debt	24	-	-
X. Authorised capital	25	430 308	279 670
XI. Unpaid allotted authorised capital (negative value)		-	-
XII. Capital surplus	26	3 044 585	538 000
XIII. Revaluation reserve		76 958	77 860
XIV. Other reserve capital	27	2 190 203	2 139 310
XV. Currency translation adjustments, foreign branches		-	-
XVI. Prior period undistributed earnings/ unabsorbed loss	28	-	-
XVII. Net earnings (loss)		163 636	204 711
TOTAL LIABILITIES & CAPITAL		33 150 440	21 002 493

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Risk-based capital ratio	29	21.22	15.64

Book value, excluding Special Participating Convertible Bonds		5 813 360	3 147 221
Number of shares outstanding		107 577 100	69 917 500
Book value per share (zloty)	29	54.04	45.01

Book value, including Special Participating Convertible Bonds		5 905 690	3 239 551
Projected number of shares		130 659 600	93 000 000
Diluted book value per share (zloty)	29	45.20	34.83

OFF BALANCE SHEET ITEMS

period end	Note	31.12.2001	31.12.2000
I. Contingent commitments		**10 885 821**	**6 823 065**
1. Extended		9 764 895	6 094 946
a) commitments to lend		6 964 149	3 452 361
b) guarantee commitments	30	2 800 746	2 642 585
2. Received		1 120 926	728 119
a) commitments to lend		-	296
b) guarantee commitments		1 120 926	727 823
II. Commitments to purchase/sell		**111 356 152**	**23 166 816**
III. Other		**1 391 792**	**913 698**
- of similar character, of which:		54 596	54 596
- land held in perpetual usufruct		54 596	54 596
- Collateral taken		1 337 196	859 102
TOTAL OFF BALANCE SHEET ITEMS		123 633 765	30 903 579

PROFIT AND LOSS ACCOUNT

period	Note	01.01-31.12 2001	01.01-31.12 2000
I. Interest income	31	2 701 174	2 128 465
II. Interest expense	32	(1 961 546)	(1 403 199)
III. Net interest income (I-II)		**739 628**	**725 266**
IV. Fee income	33	529 689	366 704
V. Fee expense		(45 043)	(35 035)
VI. Net fee income (IV-V)		**484 646**	**331 669**
VII. Income from equities, other securities & other property rights	34	50 436	18 748
VIII. Net gains (losses) on financial operations	35	16 328	(3 063)
IX. Net FX gains (losses)		783 468	482 658
X. Net income from banking activity		**2 074 506**	**1 555 278**
XI. Other operating income	36	80 192	81 252
XII. Other operating expense	37	(90 682)	(59 988)
XIII. General expense	38	(1 051 475)	(816 835)
XIV. Depreciation of fixed assets and amortisation of intangibles		(160 903)	(119 434)
XV. Charges to provisions and valuation allowances	39	(1 064 053)	(724 583)
XVI. Release of provisions and valuation allowances	40	560 232	369 756
XVII. Net movements in provisions and valuation allowances (XV - XVI)		(503 821)	(354 827)
XVIII. Net operating income		**347 817**	**285 446**
XIX. Extraordinary gains (losses)		13	19
1. Extraordinary gains	41	13	20
2. Extraordinary losses	42		(1)
XX. Pre-tax earnings (loss)		**347 830**	**285 465**
XXI. Income tax	43	(184 194)	(80 754)
XXII. Other taxes & charges reducing earnings (increasing loss)	44		
XXIII. Net earnings (loss)	45	**163 636**	**204 711**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Net earnings/loss (12 months)		**163 636**	**204 711**
Number of ordinary shares outstanding, weighted average		***107 577 100***	***69 917 500***
Earnings (loss) per ordinary share (zloty)	46	1.52	2.93

Projected number of ordinary shares, weighted average		**130 659 600**	**93 000 000**
Diluted earnings (loss) per ordinary share (zloty)	46	1.25	2.20

STATEMENT OF MOVEMENTS IN

period	01.01-31.12 2001	01.01-31.12 2000
I. Capital funds at beginning of period (opening balance)	3 239 551	3 230 840
a) adjustment for changes in accounting policy	-	-
b) adjustment for significant errors	-	-
I.a. Capital funds at beginning of period (opening balance) after reconciliation to comparable data	3 239 551	3 230 840
1. Authorised capital at beginning of period	279 670	279 670
1.1 Movements in authorised capital	150 638	-
a) increases	150 638	
- shares issued	150 638	
b) decreases	-	
- shares redeemed		
1.2. Authorised capital at end of period	430 308	279 670
2. Unpaid allotted authorised capital at beginning of period	-	-
2.1. Movements in unpaid allotted authorised capital	-	-
a) increase		
b) decrease		
2.2. Unpaid allotted authorised capital at end of period	-	-
3. Capital surplus at beginning of period	538 000	490 000
3.1. Movements in capital surplus	2 506 585	48 000
a) increases	2 506 585	48 000
- share premium	2 485 534	
- appropriations from earnings (statutory requirement)		
- appropriations from earnings (above statutory requirement)	21 051	48 000
b) decreases	-	-
- absorption of loss		
3.2. Capital surplus at end of period	3 044 585	538 000
4. Revaluation reserve at beginning of period	77 860	79 752
4.1. Movements in revaluation reserve	(902)	(1 892)
a) increase	-	-
b) decrease	(902)	(1 892)
- disposal of fixed assets	(893)	(1 892)
- transfer of COK BH to DM BH as non-cash consideration for equity	(9)	
4.2. Revaluation reserve at end of period	76 958	77 860
5. General risk reserve at beginning of period	340 000	210 000
5.1. Movements in general risk reserve	50 000	130 000
a) increase	50 000	130 000
- appropriation from earnings	50 000	130 000
b) decrease	-	-
5.2. General risk reserve at end of period	390 000	340 000
6. Brokerage reserve at beginning of period	170 000	350 000
6.1. Movements in brokerage reserve	(170 000)	(180 000)
a) increase	-	-
b) decrease	(170 000)	(180 000)
- transfer to reserve capital	(170 000)	(180 000)
6.2. Brokerage reserve at end of period	-	170 000

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

7. Remaining components of other reserve capital at beginning of period	**1 629 310**	**1 348 963**
7.1. Movements in remaining components of other reserve capital	170 893	280 347
a) increase	170 893	280 347
- appropriation from earnings	-	98 455
- application of revaluation reserve	893	1 892
- transfer from brokerage reserve	170 000	180 000
b) decrease	-	-
7.2. Remaining components of other reserve capital at end of period	**1 800 203**	**1 629 310**
8. Currency translation adjustments, foreign branches	-	-
9. Prior period undistributed earnings or unabsorbed loss at beginning of period	**204 711**	**472 455**
9.1. Prior period undistributed earnings at beginning of period	**204 711**	**472 455**
a) adjustment for changes in accounting policy	-	-
b) adjustment for significant errors	-	-
9.2. Prior period undistributed earnings at beginning of period, after reconciliation to comparable data	**204 711**	**472 455**
a) increase	-	-
- appropriation of earnings		
b) decrease	(204 711)	(472 455)
- appropriation to reserve capital	-	(98 455)
- appropriation to capital surplus	(21 052)	(48 000)
- appropriation to general risk reserve	(50 000)	(130 000)
- dividends	(130 659)	(186 000)
- appropriation to special-purpose funds (Workforce Fund)	(3 000)	(10 000)
9.3. Prior period undistributed earnings at end of period	-	-
9.4. Prior period unabsorbed loss at beginning of period	-	-
a) adjustment for changes in accounting policy		
b) adjustment for significant errors		
9.5. Prior period unabsorbed loss at beginning of period, after reconciliation to comparable data		
a) increase		
- recognition of unabsorbed loss		
b) decrease		
9.6. Prior period unabsorbed loss at end of period	-	-
9.7. Prior period undistributed earnings or unabsorbed loss at end of period	-	-
10. Net earnings (loss)	**163 636**	**204 711**
a) net earnings	163 636	204 711
b) net loss		
II. Capital funds at end of period (closing balance)	**5 905 690**	**3 239 551**

CASH FLOW STATEMENT

period	01.01 - 31.12 2001	01.01 - 31.12 2000
A. NET CASH FLOW FROM OPERATING ACTIVITIES (I +/- II) - indirect method	3 334 330	613 495
I. Net earnings (loss)	**163 636**	**204 711**
II. Total adjustments	**3 170 694**	**408 784**
1. Depreciation charges	160 903	119 434
2. Gains/losses on FX differences	(158 030)	(76 824)
3. Interest and dividends	13 308	(24 043)
4. (Gains) losses on investing activities	33 637	31 149
5. Movements in other provisions	102 110	43 560
6. Income tax (as shown in profit and loss account)	184 194	80 754

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

7. Income tax paid	(192 679)	(187 860)
8. Increase/decrease in holdings of debt securities	(431 131)	147 443
9. Increase/decrease in claims on financial institutions	361 814	(2 119 480)
10. Increase/decrease in claims on non-financial customers & government	1 916 617	154 694
11 . Increase/decrease in securities purchased under agreements to resell	-	-
12. Increase/decrease in equities and other variable-income securities	(8 046)	1 175
13. Increase/decrease in liabilities to financial institutions	(1 265 304)	833 204
14. Increase/decrease in liabilities to non-financial customers & government	2 136 096	1 432 388
15. Increase/decrease in securities sold under agreements to repurchase	-	(41 141)
16. Increase/decrease in securities issued & outstanding	(22 797)	-
17. Increase/decrease in other liabilities	195 300	(16 057)
18. Increase/decrease in accrued income & expense	(91 422)	153 868
19. Increase/decrease in deferred income	125 423	(79 335)
20. Other adjustments	110 701	(44 145)
B. NET CASH FLOW FROM INVESTING ACTIVITIES (I-II)	**34 509**	**689 548**
I. Inflows from investing activities	**436 304**	**1 265 172**
1. Sale of intangible assets	-	3 203
2. Sale of tangible fixed assets	18 739	32 065
3. Sale of investments in subsidiary undertakings	4 452	92
4. Sale of investments in associated undertakings	131 213	6 959
5. Sale of equity in parent undertaking	-	-
6. Sale of investments in other undertakings, other securities (including trading account securities) and other property rights	52 369	656 304
7. Other proceeds	229 531	566 549
II. Outflows from investing activities	**(401 795)**	**(575 624)**
1. Purchase of intangible assets	(30 535)	(11 958)
2. Purchase of tangible fixed assets	(203 851)	(140 292)
3. Purchase of investments in subsidiary undertakings	(72 197)	(34 479)
4. Purchase of investments in associated undertakings	(30 107)	(89 313)
5. Purchase of equity in parent undertaking	-	-
6. Purchase of investments in other undertakings, other securities (including trading account securities) and other property rights	(26 688)	(244 027)
7. Purchase of Treasury stock	-	-
8. Other expenditure	(38 417)	(55 555)
C. NET CASH FLOW FROM FINANCING ACTIVITIES (I-II)	**(1 449 349)**	**(1 202 499)**
I. Inflows from financing activities	**37 715**	**322**
1. Drawings of long-term borrowings from other banks	-	-
2. Drawings of long-term borrowings from financial institutions other than banks	-	-
3. Issuance of bonds or other debt securities to other financial institutions	-	-
4. Increase in subordinated debt	-	-
5. Proceeds from share issuance	-	-
6. Additional payments to capital	-	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

7. Other proceeds	37 715	322
II. Outflows from financing activities	**(1 487 064)**	**(1 202 821)**
1. Repayment of long-term borrowings from other banks	(1 208 837)	(5 329)
banks	-	(824 505)
institutions	-	-
4. Decrease in subordinated debt	-	-
5. Expense of share issuance	-	-
6. Purchase of own shares for redemption	-	-
7. Dividends and other payments to shareholders	(130 660)	(186 000)
8. Payments from earnings to management and members of Supervisory Board	-	-
9. Expenditure on socially useful projects	(4 500)	(5 500)
10. Payment of financial lease commitments	-	-
11. Other expenditure	(143 067)	(181 487)
D. NET CASH FLOW, TOTAL (A+/-B+/-C)	1 919 490	100 544
E. CHANGE IN NET CASH AND CASH EQUIVALENTS	1 919 490	100 544
- of which: effect of exchange rate differences	(19 426)	(8 002)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	806 809	706 265
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD (F+/- D)	2 726 299	806 809
- of which: not readily accessible	-	-

NOTES TO THE ACCOUNTS
NOTES TO THE BALANCE SHEET

Note 1

CASH AND DUE FROM CENTRAL BANK	2001	2000
1. Current account	2 322 443	699 310
2. Required reserves	-	-
3. Balances, Bank Guarantee Fund	-	-
4. Other cash	0	5
Total cash and due from central bank	**2 322 443**	**699 315**

CASH BALANCES (CURRENCY MIX)	2001	2000
a. Polish currency	2 255 307	644 779
b. foreign currencies (by currency and translated into zloty)	67 136	54 536
b1. unit/currency – thousand DEM	15 190	7 830
thousand zloty	27 352	15 430
b2. unit/currency – thousand USD	7 516	6 859
thousand zloty	29 961	28 418
b3. other currencies (thousand zloty)	9 823	10 687
Total cash balances	**2 322 443**	**699 315**

Cash balances pledged or assigned:

- at December 31, 2001, cash balances held included 95,000 thousand zloty in required reserves, which under NBP regulations must be held as a minimum balance of vault cash (at December 31, 2000, the corresponding amount was 54,620 thousand zloty),
- the Bank maintained required reserves on a current account at the NBP, with the declared balance on these at December 31, 2001, amounting to 858,712 thousand zloty (at December 31, 2000, the corresponding amount was 491,610 thousand zloty).

The Bank may draw on its required reserves provided that the sum total of the average monthly balance on its current account at the NBP and the balance of vault cash in zloty held at the Bank is no less than the declared reserve balance.

Note 2

DUE FROM FINANCIAL INSTITUTIONS (BY INSTRUMENT)	2001	2000
1. Current accounts	740 952	229 116
2. Loans, advances & placements	6 248 143	5 458 114
3. Purchased debt	49 582	27 727
4. Crystallised guarantees & endorsements	335	348
5. Other	643	53 131
- claims in suspense	643	53 131
6. Interest receivable	37 714	40 393
a) accrued	16 031	28 984
b) outstanding unpaid	21 683	11 409
Total due from financial institutions (gross)	**7 077 369**	**5 808 829**
7. Provisions against claims on financial institutions (negative value)	(90 636)	(105 076)
Total due from financial institutions (net)	**6 986 733**	**5 703 753**

At December 31, 2001, gross loans extended to lease finance companies amounted to 684,309 thousand zloty (at December 31, 2000, the corresponding amount was 543,230 thousand zloty), while debt purchased from lease finance companies stood at 21,961 thousand zloty (at December 31, 2000, the corresponding amount was 732 thousand zloty).

DUE FROM FINANCIAL INSTITUTIONS (BY RESIDUAL MATURITY)	2001	2000
1. Current accounts	741 595	282 247
2. Term	6 298 060	5 486 189
a) maturing in one month or less	4 567 482	3 986 326
b) maturing in over one month but not more than three	808 894	713 697
c) maturing in over three months but not more than one year	186 769	252 049
d) maturing in over one year but not more than five	559 416	374 849
e) maturing in over five years	33 523	17 695
f) past due	115 472	136 691
g) classified problem, not past due	26 504	4 882
3. Interest receivable	37 714	40 393
- accrued	16 031	28 984
- outstanding unpaid	21 683	11 409
Total due from financial institutions (gross)	**7 077 369**	**5 808 829**

DUE FROM FINANCIAL INSTITUTIONS (BY ORIGINAL MATURITY)	2001	2000
1. Current accounts	741 595	282 247
2. Term	6 298 060	5 486 189
a) maturing in one month or less	3 950 166	3 384 218
b) maturing in over one month but not more than three	1 279 878	1 220 842
c) maturing in over three months but not more than one year	168 148	306 499
d) maturing in over one year but not more than five	670 284	371 204
e) maturing in over five years	229 584	203 426
3. Interest receivable	37 714	40 393
- accrued	16 031	28 984
- outstanding unpaid	21 683	11 409
Total due from financial institutions (gross)	**7 077 369**	**5 808 829**

Interest on claims on financial institutions is shown in the balance sheet under “Due from financial institutions, term”.

DUE (GROSS) FROM FINANCIAL INSTITUTIONS (CURRENCY MIX)	2001	2000
a. Polish currency	604 608	985 647
b. foreign currencies (by currency and translated into zloty)	6 472 761	4 823 182
b1. unit/currency – thousand CHF	61 990	887
thousand zloty	147 289	2 245
b2. unit/currency – thousand EUR	550 050	381 342
thousand zloty	1 937 221	1 469 845
b3. unit/currency – thousand GBP	4 343	82 966
thousand zloty	25 066	513 582
b4. unit/currency – thousand USD	1 038 291	627 255
thousand zloty	4 138 938	2 598 842
b5. unit/currency – thousand clearing dollars	50 317	24 429
thousand zloty	199 260	101 172
b6. other currencies (thousand zloty)	24 987	137 496
Total due (grosss) from financial institutions	**7 077 369**	**5 808 829**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

DUE FROM FINANCIAL INSTITUTIONS (GROSS)	2001	2000
1. Satisfactory	6 882 773	5 529 212
2. Special mention	5 329	100 019
3. Problem	151 481	138 647
- substandard	26 491	5 257
- doubtful	5 599	-
- loss	119 391	133 390
4. Discount on purchased debt	72	558
5. Interest receivable	37 714	40 393
a) accrued	16 031	28 984
b) outstanding unpaid	21 683	11 409
- on claims classified satisfactory and special mention	275	930
- on claims classified problem	21 408	10 479
Total due from financial institutions (gross)	**7 077 369**	**5 808 829**

ELIGIBLE COLLATERAL TAKEN FROM FINANCIAL INSTITUTIONS (DEDUCTIBLE FROM ASSESSMENT BASIS FOR ESTABLISHING SPECIFIC PROVISIONS)	2001	2000
a) against claims classified special mention	-	-
b) against claims classified problem	43 458	31 953
- substandard	7 005	2 984
- doubtful	2 001	-
- loss	34 452	28 969
Total eligible collateral taken from financial institutions	**43 458**	**31 953**

PROVISIONS AGAINST CLAIMS ON FINANCIAL INSTITUTIONS	2001	2000
a) against claims classified special mention	-	200
b) claims classified problem	90 636	104 876
- substandard	3 897	455
- doubtful	1 799	-
- loss	84 940	104 421
Total provisions against claims on financial institutions	**90 636**	**105 076**

MOVEMENTS IN PROVISIONS AGAINST CLAIMS ON FINANCIAL INSTITUTIONS	2001	2000
Provisions against claims on financial institutions at beginning of period	105 076	61 946
a) increases in provisions	9 598	84 455
- charges to provisions	9 597	84 455
- other	1	-
b) application of provisions	-	(19 852)
- chargeoffs		(19 852)
c) release of provisions	(24 038)	(21 473)
- release of provisions	(23 107)	(11 090)
- transfer of COK BH to DM BH as non-cash consideration for equity	(26)	-
- FX differences	(905)	(6 197)
- reclassifications	-	(4 186)
Provisions against claims on financial institutions at end of period	**90 636**	**105 076**

At December 31, 2001, amounts due from financial institutions included 26,589 thousand zloty in pledges or assignments in the form of placements at such institutions collateralising derivatives transactions.

At December 31, 2000, amounts due from financial institutions included 14,991 thousand zloty in pledges or assignments, these comprising:

- 7,588 thousand zloty in funds held at the Stock Exchange Guarantee Fund to collateralise the liabilities of the Bank Brokerage House on securities transactions,
- 14 thousand zloty in funds frozen and assigned on accounts at foreign banks to collateralise guarantees,
- 5,419 thousand zloty in placements at financial institutions to collateralise derivatives transactions,

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

– 2,000 thousand zloty held at the National Securities Depositary as a clearing margin against contracts for future settlement.

Amounts due from financial institutions at call included 199,260 thousand zloty denominated in clearing dollars and held at a foreign bank on behalf of one of the Bank's customers, relating to settlements with Turkey (at December 31, 2000, the corresponding amount was 101,172 thousand zloty).

Note 3

DUE FROM NON-FINANCIAL CUSTOMERS & GOVERNMENT (BY INSTRUMENT)	2001	2000
1. Loans & advances	14 550 555	10 236 934
2. Purchased debt	256 689	176 783
3. Crystallised guarantees & endorsements	43 720	30 183
4. Other	88 020	90 278
- debt restructuring	81 871	80 968
- claims in suspense	6 149	9 310
5. Interest receivable	357 912	261 081
a) accrued	115 041	88 379
b) outstanding unpaid	242 871	172 702
6. Interest rate subsidies to preferential loans	2 594	8 403
Total due from non-financial customers & government (gross)	**15 299 490**	**10 803 662**
7. Provisions against claims on non-financial customers & government (negative value)	(1 099 443)	(749 541)
Total due from non-financial customers & government (net)	**14 200 047**	**10 054 121**

DUE FROM NON-FINANCIAL CUSTOMERS & GOVERNMENT (BY RESIDUAL MATURITY)	2001	2000
1. Current accounts	3 553 446	2 054 280
2. Term	11 388 132	8 488 301
a) maturing in one month or less	2 917 447	369 947
b) maturing in over one month but not more than three	1 235 209	686 389
c) maturing in over three months but not more than one year	2 359 187	2 214 319
d) maturing in over one year but not more than five	2 225 687	2 568 508
e) maturing in over five years	455 741	711 901
f) past due	896 471	738 051
g) classified problem, not past due	1 298 390	1 199 186
3. Interest receivable	357 912	261 081
- accrued	115 041	88 379
- outstanding unpaid	242 871	172 702
Total due from non-financial customers and government (gross)	**15 299 490**	**10 803 662**

DUE (GROSS) FROM NON-FINANCIAL CUSTOMERS & GOVERNMENT (BY ORIGINAL MATURITY)	2001	2000
1. Current accounts	3 553 446	2 054 280
2. Term	11 388 132	8 488 301
a) maturing in one month or less	1 697 284	243 788
b) maturing in over one month but not more than three	880 336	174 295
c) maturing in over three months but not more than one year	3 664 417	2 193 181
d) maturing in over one year but not more than five	2 948 695	2 590 848
e) maturing in over five years	2 197 401	3 286 189
3. Interest receivable	357 912	261 081
- accrued	115 041	88 379
- outstanding unpaid	242 871	172 702
Total due from non-financial customers and government (gross)	**15 299 490**	**10 803 662**

Interest on claims from non-financial customers and government is shown in the balance sheet under „Due from non-financial from non-financial customers and government, term."

DUE FROM NON-FINANCIAL CUSTOMERS & GOVERNMENT (CURRENCY MIX)	2001	2000
a. Polish currency	10 868 275	6 351 616
b. foreign currencies (by currency and translated into zloty)	4 431 215	4 452 046
b1. unit/currency – thousand CHF	196 213	82 213
thousand zloty	466 201	208 073
b2. unit/currency – thousand CZK	1 664 355	-
thousand zloty	184 577	-
b3. unit/currency – thousand EUR	600 820	179 149
thousand zloty	2 116 028	690 513
b4. unit/currency – thousand USD	392 864	483 400
thousand zloty	1 566 075	2 002 821
b5. other currencies (thousand zloty)	98 334	1 550 639
Total due from non-financial customers and government	**15 299 490**	**10 803 662**

DUE FROM NON-FINANCIAL CUSTOMERS & GOVERNMENT (GROSS)	2001	2000
1. Satisfactory	9 901 670	7 602 678
2. Special mention	1 104 484	1 023 504
3. Problem	3 935 424	1 916 399
- substandard	1 129 860	243 426
- doubtful	1 616 663	748 810
- loss	1 188 901	924 163
4. Interest receivable	357 912	261 081
a) accrued	115 041	88 379
b) outstanding unpaid	242 871	172 702
- on claims classified satisfactory and special mention	7 500	2 038
- on claims classified problem	235 371	170 664
Total due from non-financial customers & government (gross)	**15 299 490**	**10 803 662**

ELIGIBLE COLLATERAL TAKEN FROM NON-FINANCIAL	2001	2000
a) against claims classified satisfactory	-	-
b) against claims classified special mention	-	-
c) against claims classified problem	2 210 362	945 949
- substandard	616 460	139 657
- doubtful	1 166 293	451 529
- loss	427 609	354 763
Total eligible collateral taken from non-financial customers & government	**2 210 362**	**945 949**

PROVISIONS AGAINST CLAIMS ON NON-FINANCIAL CUSTOMERS & GOVERNMENT	2001	2000
a) claims classified satisfactory	36	-
a) claims classified special mention	1 209	-
b) claims classified problem	1 098 198	749 541
- substandard	102 683	20 850
- doubtful	233 126	153 279
- loss	762 389	575 412
Total provisions against claims on non-financial customers & government	**1 099 443**	**749 541**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

MOVEMENTS IN PROVISIONS AGAINST CLAIMS ON NON-FINANCIAL CUSTOMERS & GOVERNMENT	2001	2000
Provisions against claims on non-financial customers and government at beginning of period	749 541	561 400
a) increases in provisions	783 200	456 305
- merger of Bank and CPSA	658 043	454 161
- charges to provisions	117 111	-
- reclassifications	6 275	2 144
- FX differences	1 771	-
b) application of provisions	(323)	(61 775)
- chargeoffs	(323)	(61 775)
c) release of provisions	(432 975)	(206 389)
- release of provisions	(380 432)	(196 805)
- transfer of COK BH to DM BH as non-cash consideration for equity	(23)	-
- reclassifications	(3 771)	(2 329)
- FX differences	(48 749)	(7 255)
Provisions against claims on non-financial customers & government at end of period	**1 099 443**	**749 541**

Note 4

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	2001	2000
a) from financial institutions		
b) from non-financial customers & government		
c) interest receivable		
Total securities purchased under agreements to resell	-	-

Note 5

DEBT SECURITIES	2001	2000
1. Issued by central banks	618 053	403 646
- bonds denominated in foreign currencies	-	-
2. Issued by other banks	22 163	15 945
- denominated in foreign currencies	14 715	15 945
3. Issued by other financial institutions	40 891	117 458
- denominated in foreign currencies	-	-
4. Issued by non-financial undertakings	171 013	374 694
- denominated in foreign currencies	53 081	57 329
5. Issued by central government	1 610 377	506 974
- denominated in foreign currencies	-	-
6. Issued by local government	-	35 614
- denominated in foreign currencies		-
7. Securities issued and repurchased	-	-
Total debt securities	**2 462 497**	**1 454 331**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

DEBT SECURITIES (BY TYPE)	2001	2000
1. Issued by central government	1 610 376	506 974
a) bonds	339 821	120 532
b) Treasury bills	1 270 555	386 442
c) other	-	-
2. Issued by parent undertaking	-	-
a) bonds		
b) other		
3. Issued by subsidiary undertakings	52 384	57 329
a) bonds	52 384	57 329
b) other		-
4. Issued by associated undertakings	-	15 945
a) bonds		-
b) other		15 945
- participating notes		15 945
5. Issued by others	799 737	874 083
a) bonds	676 916	489 122
b) other	122 821	384 961
- commercial paper	108 106	384 961
- participating notes	14 715	-
Total debt securities	**2 462 497**	**1 454 331**

DEBT SECURITIES	2001	2000
a) inventory (brokerage house)	-	22
b) trading account	1 744 879	927 549
c) investment portfolio	717 618	526 760
Total debt securities	**2 462 497**	**1 454 331**

MOVEMENTS IN DEBT SECURITIES	2001	2000
a) holdings at beginning of period	1 454 331	2 059 937
b) increases	82 186 635	79 377 456
- purchases	81 463 680	79 226 540
- merger of Bank and CPSA	675 358	-
- release of valuation allowances	6 819	59 713
- application of provisions	3 563	3 215
- securities acquired in exchange for debt	-	1 899
- valuation adjustments	474	10 846
- FX differences	321	63 975
- other (discount accreted, premium paid, interest accrued)	36 420	11 268
c) decreases	(81 178 469)	(79 983 062)
- sales	(81 105 849)	(79 920 748)
- conversion to shares of convertible bonds	(40 000)	-
- transfer of COK BH to DM BH as non-cash consideration for equity	(23)	-
- FX differences	(4 493)	(4 186)
- other (discount realised, premium amortised, interest received)	(7 515)	(53 897)
d) holdings at end of period	(20 589)	(4 231)
Stan na koniec okresu	**2 462 497**	**1 454 331**

At December 31, 2001, the Bank's holdings of debt securities included Treasury bills with a face value of 83,880 thousand zloty securing the Bank's commitments to the Bank Guarantee Fund (at December 31, 2000, the corresponding amount was 36,930 thousand zloty).

At December 31, 2001, the Bank's holdings of debt securities also included bonds issued by the National Bank of Poland with a face value of 611.108 thousand zloty. These bonds were acquired on September 30, 1999, under an issue for banks in connection with the lowering of the reserve ratio, which determines the required reserves to be maintained by banks at the NBP. Interest on these bonds is indexed to the CPI for the particular months of the year. This interest is accrued on the basis of the cumulative CPI for the particular months of the year.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

At December 31, 2001, the Bank's holdings of debt securities issued by non-financial undertakings included non-interest-bearing convertible bonds issued by the Bank's subsidiary Handlowy Investments SA, with a value of LUF 600 million, which on that date was equivalent to 52,384 thousand zloty. These bonds are convertible into shares at a ratio of one bond, face value LUF 1,000, to one share of the same face value. The redemption date for the bonds is August 20, 2004.

Note 6

INVESTMENTS IN SUBSIDIARY UNDERTAKINGS	2001	2000
a) banks	90 135	36 090
b) other financial institutions	199 842	10 901
c) non-financial undertakings	57 325	77 245
Total investments in subsidiary undertakings	**347 302**	**124 236**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY UNDERTAKINGS	2001	2000
Investments at beginning of period	124 236	129 604
a) increases	297 031	34 745
- purchases	128 147	34 479
- merger of Bank and CPSA	118 060	-
- FX differences	-	58
- release of valuation allowances	-	29
- application of valuation allowances	-	78
- reclassification of undertaking	50 824	101
b) decreases	(73 965)	(40 113)
- sales	-	(169)
- liquidation of undertaking	(70)	-
- shares redeemed	(25 570)	-
- charges to valuation allowances	(41 340)	(35 387)
- FX differences	(6 985)	(2 980)
- other	-	(1 577)
Investments in subsidiary undertakings at end of period	**347 302**	**124 236**

INVESTMENTS IN SUBSIDIARY UNDERTAKINGS	2001	2000
a) inventory (brokerage house)	-	-
b) trading account	-	-
c) investment portfolio	347 302	124 236
Total investments in subsidiary undertakings	**347 302**	**124 236**

Note 7

INVESTMENTS IN ASSOCIATED UNDERTAKINGS	2001	2000
a) banks	-	230 325
b) other financial institutions	101 829	71 829
c) non-financial undertakings	115 356	105 414
Total investments in associated undertakings	**217 185**	**407 568**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

MOVEMENTS IN INVESTMENTS IN ASSOCIATED UNDERTAKINGS	2001	2000
Investments at beginning of period	407 568	**376 691**
a) increases	114 606	91 159
- purchases	30 107	89 313
- conversion to shares of convertible bonds	-	1 764
- release of valuation allowances	-	82
- reclassification of undertaking	84 499	-
b) decreases	(304 989)	(60 282)
- sales	(135 967)	(7 225)
- charges to valuation allowances	(59 669)	(34 064)
- reclassification of undertaking	(83 556)	(101)
- reclassification of provision	(14 996)	-
- liquidation of undertaking	-	(82)
- FX differences	(10 801)	(18 810)
Investments in associated undertakings at end of period	**217 185**	**407 568**

INVESTMENTS IN ASSOCIATED UNDERTAKINGS	2001	2000
a) inventory (brokerage house)	-	-
b) trading account	-	-
c) investment portfolio	217 185	407 568
Total investments in associated undertakings	**217 185**	**407 568**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) December 31, 2001

No.	a	b	c	d	e	f	g	h	i	j	k
	name of undertaking (including legal status)	registered office	nature of business	nature of affiliation	te control acquir or significant influence commenced	investment at cost	valuation allowance	carrying value of investment	percentage of share capital/ authorised capital held	proportion of total voting right sat company general meeting	reason for subsidiary status if other than i) or j)
1	CITILEASING Sp. z o.o.	Warsaw	Lease finance	Subsidiary undertaking	04.03.1996	120 000	-	120 000	100.00	100.00	-
2	BANK HANDLOWY INTERNATIONAL SA	Luxembourg	Banking	Subsidiary undertaking	21.06.1979	54 046	-	54 046	73.12	73.12	-
3	DOM MAKLERSKI BANKU HANDLOWEGO SA	Warsaw	Brokerage	Subsidiary undertaking	28.02.2001	70 950	-	70 950	100.00	100.00	-
4	BANK ROZWOJU CUKROWNICTWA SA	Poznań	Banking	Subsidiary undertaking	18.09.1997	51 127	(26 088)	25 039	95.77	86.49	-
5	HANDLOWY - INVESTMENTS II SAr.l.	Luxembourg	Investment activity	Subsidiary undertaking	05.11.1997	41 467	(33 409)	8 058	80.97	80.97	indirect affiliation, see footnote
6	TOWARZYSTWO FUND. INWEST. BH SA	Warsaw	Investment activity	Subsidiary undertaking	16.04.1998	35 000	(31 670)	3 330	100.00	100.00	-
7	HANDLOWY-INVESTMENTS SA1	Luxembourg	Investment activity	Subsidiary undertaking	27.01.1997	33 255	(650)	32 605	100.00	100.00	-
8	PPH SPOMASZ Sp. z o.o.	Warsaw	Manufacture of catering/retailing equipment	Subsidiary undertaking	30.11.2001	13 502	-	13 502	100.00	100.00	-
9	CUPRUM BANK SA	Lubin	Banking	Subsidiary undertaking	24.06.1991	11 051	-	11 051	55.26	50.20	-
10	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Warsaw	Construction	Subsidiary undertaking	04.11.1994	7 611	(4 551)	3 060	61.25	61.25	-
11	HANDLOWY ZARZĄDZANIE AKTYWAMI SA	Warsaw	Brokerage	Subsidiary undertaking	18.08.1999	5 000	(651)	4 349	100.00	100.00	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) December 31, 2001

	a	l							m.		n		o	p	r	s
	name of undertaking	capital funds of undertaking, of which:	share capital/ authorised capital	unpaid allotted share/authorised capital	capital surplus	other capital funds, of which:	prior period undistributed profit (unabsorbed loss)	net profit (loss)	liabilities of the undertaking, of which:	- long-term	receivables/ claims of undertaking, of which:	- long-term	total assets of undertaking	sales revenues/ income	value of [sha]res unpaid [by] issuer	dividend/profit distributions received or due for last financial year
1	CITILEASING Sp. z o.o.	135 883	120 000	-	9 028	6 855	(778)	7 633	170 395	136 092	44 179	18 684	330 627	76 578	-	-
2	BANK HANDLOWY INTERNATIONAL SA	20 196	109	-	-	20 087	-	1 761	30 448	-	7 970	-	58 773	bd	-	-
3	DOM MAKLERSKI BANKU HANDLOWEGO SA	81 615	70 950	-	2 099	8 566	-	8 557	101 949	-	27 543	-	184 060	20 909	-	12 954
4	BANK ROZWOJU CUKROWNICTWA SA	31 951	25 064	-	1 378	5 509	-	1 283	28 782	-	65 529	-	85 979	19 963	-	-
5	HANDLOWY - INVESTMENTS II SAr.l.	8 678	45 879	-	-	(37 201)	(35 048)	(2 153)	24 442	24 360	-	-	40 514	2 870	-	-
6	TOWARZYSTWO FUND. INWEST. BH SA	2 967	9 000	-	26 000	(32 033)	(25 490)	(6 543)	7 281	-	170	-	10 763	2 024	-	-
7	HANDLOWY-INVESTMENTS SA1	20 813	33 255	-	-	(12 442)	(18 417)	5 331	167 417	158 120	22 212	-	188 230	49 441	-	-
8	PPH SPOMASZ Sp. z o.o.	Company put into liquidation													-	-
9	CUPRUM BANK SA	44 349	20 000	-	19 694	4 655	-	209	457 782	-	369 935	-	524 830	96 287	-	-
10	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Company placed under liquidation														-
11	HANDLOWY ZARZĄDZANIE AKTYWAMI SA	4 112	5 000	-	5	(893)	-	(893)	91	-	815	-	5 102	2 797	-	50

SAB-R 2001 in thousand zloty TRANSLATION

Note 8

No.	a	b	c	d	e	f	g	h	i	j	k
INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO)											December 31, 2001
	name of undertaking (including legal status)	registered office	nature of business	nature of affiliation	ate control acquire or significant influence commenced	investment at cost	valuation allowance	carrying value of investment	percentage of share capital/ authorised capital held	proportion of total voting right sat company general meeting	reason for subsidiary status if other than i) or j)
12	HANDLOWY LEASING SA	Warsaw	Lease finance, and property rental and instalment sales	Subsidiary undertaking	11.04.1996	3 109	(3 109)	0	0.01	0.01	indirect affiliation, see footnote
13	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT SA	Warsaw	Insurance	Subsidiary undertaking	19.04.2000	2 140	(928)	1 212	79.27	79.27	indirect affiliation, see footnote
14	TOWER SERVICE Sp. z o.o.	Warsaw	Building administration	Subsidiary undertaking	19.02.1998	101	-	101	50.30	50.30	-
15	HANDLOWY INWESTYCJE Sp. z o.o.[2]	Warsaw	Investment activity	Subsidiary undertaking	16.08.1994	4	(4)	0	100.00	100.00	-
16	HANDLOWY INWESTYCJE II Sp. z o.o.	Warsaw	Investment activity	Subsidiary undertaking	18.02.1997	4	(4)	0	100.00	100.00	-
17	PKO/HANDLOWY PTE SA	Warsaw	Insurance	Associated undertaking	10.11.1998	130 000	(30 923)	99 077	50.00	50.00	-
18	MOSTOSTAL ZABRZE HOLDING SA	Zabrze	Commercial construction	Associated undertaking	28.06.2000	89 250	(33 500)	55 750	34.44	34.44	-
19	HORTEX HOLDING SA	Płońsk	Fruit/vegetable processing	Associated undertaking	31.10.2001	44 605	(29 952)	14 653	31.09	31.09	-
20	PIA PIASECKI SA	Kielce	Construction	Associated undertaking	18.05.2001	40 000	(10 440)	29 560	36.52	36.52	-
21	ELEKTROMONTAŻ POZNAŃ SA	Poznań	Construction and repair services, and power engineering	Associated undertaking	09.12.1999	13 683	-	13 683	25.30	25.30	-
22	IPC JV Sp. z o.o.	Warsaw	Construction and operation of building	Associated undertaking	28.03.1991	4 185	(4 185)	0	31.00	31.00	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) December 31, 2001

	a	l							m.		n		o	p	r	s
	name of undertaking	capital funds of undertaking, of which:	share capital/ authorised capital	unpaid allotted share/authorised capital	capital surplus	other capital funds, of which:	prior period undistributed profit (unabsorbed loss)	net profit (loss)	liabilities of the undertaking, of which:	- long-term	receivables/ claims of undertaking, of which:	- long-term	total assets of undertaking	sales revenues/ income	value of ...res unpaid ... issuer	dividend/profit distributions received or due for last financial year
12	HANDLOWY LEASING SA	4 209	3 125	-	239	845	(6 704)	7 549	604 181	543 703	350 944	301 902	670 517	94 843	-	-
13	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT SA	1 769	100	-	2 126	(457)	-	(457)	156	-	233	29	1 993	-	-	-
14	TOWER SERVICE Sp. z o.o.	21	200	-	8	(187)	(62)	(125)	3 217	-	3 015	-	3 239	16 248	-	-
15	HANDLOWY INWESTYCJE Sp. z o.o.[2]	22 103	4	-	35 066	(12 967)	(22 426)	6 694	34 429	30 300	27 350	66	61 301	-	-	-
16	HANDLOWY INWESTYCJE II Sp. z o.o.	18 662	4	-	25 080	(6 422)	(7 335)	913	2	-	4 441	17	18 811	-	-	-
17	PKO/HANDLOWY PTE SA	49 507	260 000	-	-	(210 493)	(121 121)	(89 372)	1 516	-	839	21	52 612	30 950	-	-
18	MOSTOSTAL ZABRZE HOLDING SA	145 299	20 327	-	183 124	(58 152)	(1 557)	(62 945)	147 733	21 489	119 841	11 408	354 319	447 119	-	-
19	HORTEX HOLDING SA	(6 059)	214 941	-	-	(221 000)	(170 381)	(50 619)	314 700	7 754	88 979	11 638	357 603	474 643	-	-
20	PIA PIASECKI SA	99 717	21 907	-	82 497	(4 687)	-	(4 687)	189 897	17 372	55 240	519	294 660	269 267	-	-
21	ELEKTROMONTAŻ POZNAŃ SA	61 091	54 082	-	4 892	2 117	-	2 117	14 687	-	25 829	2 760	76 635	83 546	-	-
22	IPC JV Sp. z o.o.	8 572	13 500	-	445	(5 373)	(25 575)	336	56 693	50 585	450	-	74 116	13 758	-	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) December 31, 2001

No.	a	b	c	d	e	f	g	h	i	j	k
	name of undertaking (including legal status)	registered office	nature of business	nature of affiliation	ate control acquir or significant influence commenced	investment at cost	valuation allowance	carrying value of investment	percentage of share capital/ authorised capital held	proportion of total voting right sat company general meeting	reason for subsidiary status if other than i) or j)
23	HANDLOWY HELLER SA	Warsaw	Factoring	Associated undertaking	13.06.1994	2 752	-	2 752	25.00	25.00	indirect affiliation, see footnote
24	OBSŁUGA FUNDUSZY INWESTYCYJNYCH Sp. z o.o	Warsaw	Management services	Associated undertaking	22.08.1995	2 034	(2 034)	0	50.00	50.00	-
25	KP KONSORCJUM Sp. z o.o.	Warsaw	Investment fund management	Associated undertaking	01.03.1995	1 260	-	1 260	49.99	49.99	-
26	ZO BYTOM SA	Bytom	Apparel manufacture	Associated undertaking	18.02.1993	893	(772)	121	18.46	18.46	indirect affiliation, see footnote
27	POLSKA GIEŁDA FINANSOWA SA	Warsaw	Trading in financial instruments	Associated undertaking	23.11.1998	750	(750)	0	22.90	22.90	-
28	CREDITREFORM PL Sp. z o.o.	Warsaw	Mercantile agency	Associated undertaking	29.06.1992	328	-	328	49.03	49.03	-

Item 5 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Investments II SAr.l. via Handlowy Investments SA, this representing 19.03% of the authorised capital. The Bank's total holding in this undertaking stood at 100% of the authorised capital.

Item 12 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Leasing SA via Handlowy Investments SA, this representing 99.99% of the share capital. The Bank's total holding in this undertaking stood at 100% of the share capital.

Item 13 At December 31, 2001, the Bank had an additional indirect holding in Polskie Pracownicze Towarzystwo Emerytalne DIAMENT SA via Cuprum Bank SA, this representing 0.55% of the share capital. The Bank's total holding in this undertaking stood at 79.82% of the share capital.

Item 23 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Heller SA via Handlowy Inwestycje Sp. z o.o., this representing 25% of the share capital. The Bank's total holding in this

Item 23 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Heller SA via Handlowy Inwestycje Sp. z o.o., this representing 25% of the share capital. The Bank's total holding in this undertaking stood at 50% of the share capital.

Item 26 At December, 2001, the Bank had an additional indirect holding in ZO Bytom SA via Handlowy Inwestycje II Sp. z o.o., this representing 9.18% of the share capital. The Bank's total holding in this undertaking stood at 27.64% of the share capital.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) December 31, 2001

	a	l							m.		n		o	p	r	s
	name of undertaking	capital funds of undertaking, of which:	share capital/ authorised capital	unpaid allotted share/authorised capital	capital surplus	other capital funds, of which:	prior period undistributed profit (unabsorbed loss)	net profit (loss)	liabilities of the undertaking, of which:	- long-term	receivables/ claims of undertaking, of which:	- long-term	total assets of undertaking	sales revenues/ income	value of shares unpaid by issuer	dividend/profit distributions received or due for last financial year
23	HANDLOWY HELLER SA	19 367	10 000	-	6 173	3 194	-	3 194	200 446	-	220 944	-	222 726	30 001	-	140
24	OBSLUGA FUNDUSZY INWESTYCYJNYCH Sp. z o.o	1 827	4 060	-	6 600	(8 833)	(7 825)	(1 008)	1 814	-	2 018	-	4 249	11 996	-	-
25	KP KONSORCJUM Sp. z o.o.	9 592	292	-	231	9 069	6 314	2 755	248	-	10 511	-	12 712	11 684	-	-
26	ZO BYTOM SA	(5 806)	7 500	-	3 480	(16 786)	(12 443)	(13 096)	36 386	9 746	5 838	-	31 014	49 126	-	-
27	POLSKA GIEŁDA FINANSOWA SA	50	524	-	-	(474)	(493)	19	230	-	111	-	312	1 285	-	-
28	CREDITREFORM PL Sp. z o.o.	78	670	-	17	(609)	(206)	(397)	208	-	271	0	553	4 271	-	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) December 31, 2001

No.	a	b	c	d	e	f	g	h	i	j	k
	name of undertaking (including legal status)	registered office	nature of business	nature of affiliation	...te control acquir... or significant influence commenced	investment at cost	valuation allowance	carrying value of investment	percentage of share capital/ authorised capital held	proportion of total voting right sat company general meeting	reason for subsidiary status if other than i) or j)
1/ Indirect affiliations, via Handlowy Investments SA											
29	POLIMEX - CEKOP SA	Warsaw	Foreign trade agency	Associated undertaking	26.09.1997	58 102	-	58 201	27.63	27.63	-
30	NIF FUND HOLDINGS PCC Ltd.	Guernsey	Investment activity	Associated undertaking	21.08.1998	25 033	(6 169)	18 864	22.68	22.68	-
31	HANDLOWY - INVESTMENTS II SAr.l.	Luksemburg	Investment activity	Minority holding	05.11.1997	8 731	-	8 731	19.03	19.03	-

Item 29 At December 31, 2001, the Bank had additional indirect holdings in Polimex-Cekop SA via Elektromontaz Poznan SA, this representing 0.01% of the share capital, and via Mostostal Zabrze Holding SA, this representing 0.28% of the share capital. The Bank's total holding in this undertaking stood at 27.92% of the share capital.

2/ Indirect affiliations, via Handlowy Investments Sp. z o.o.

No.	a	b	c	d	e	f	g	h	i	j	k
32	HANDLOWY HELLER SA	Warsaw	Factoring	Associated undertaking	07.01.1999	3 558	-	3 558	25.00	25.00	-
33	HANDLOWY LEASING SA	Warsaw	property rental and instalment sales	Subsidiary undertaking	11.04.1996	3 134	(2 950)	184	99.99	99.99	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO)

December 31, 2001

	a	l							m.		n		o	p	r	s
	name of undertaking	capital funds of undertaking, of which:	share capital/ authorised capital	unpaid allotted share/authorised capital	capital surplus	other capital funds, of which:	prior period undistributed profit (unabsorbed loss)	net profit (loss)	liabilities of the undertaking, of which:	- long-term	receivables/ claims of undertaking, of which:	- long-term	total assets of undertaking	sales revenues/ income	value of shares unpaid by issuer	dividend/profit distributions received or due for last financial year
/ Indirect affiliations, via Handlowy Investments SA																
29	POLIMEX - CEKOP SA	149 556	24 185	-	143 595	(18 224)	-	(19 334)	203 440	27 428	197 104	17 455	399 996	288 446	-	-
30	NIF FUND HOLDINGS PCC Ltd.	187	187	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	-
31	HANDLOWY - INVESTMENTS II SAr.l.	8 678	45 879	-	-	(37 201)	(35 048)	(2 153)	24 442	24 360	0	0	40 514	2 870	-	-
2/ Indirect affiliations, via Handlowy Investments Sp. z o.o.																
32	HANDLOWY HELLER SA	19 367	10 000	-	6 173	3 194	-	3 194	200 446	-	220 944	-	222 726	30 001	-	140
33	HANDLOWY LEASING SA	4 209	3 125	0	239	845	(6 704)	7 549	604 181	543 703	350 944	301 902	670 517	94 843	-	-

The financial data for the companies presented above are those available on the day the present accounts were compiled, and are drawn from unaudited accounts for the companies concerned; in the case of Hortex Holding SA, the data are drawn from the audited company accounts as at May 31, 2001.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 9

INVESTMENTS IN OTHER UNDERTAKINGS	2001	2000
a) banks	34 124	273
b) other financial institutions	13 766	13 983
c) non-financial undertakings	9 880	73 258
Total investments in other undertakings	**57 770**	**87 514**

MOVEMENTS IN INVESTMENTS IN OTHER UNDERTAKINGS	2001	2000
Investments at beginning of period	87 514	132 642
a) increases	433 110	311 628
- purchases	366 089	283 969
- merger of Bank and CPSA	9 061	-
- release of valuation allowances	4 635	14 545
- reclassification of valuation allowances	14 996	-
- reclassification of undertaking	32 733	-
- FX differences	1 391	-
- valuation adjustments	4 205	13 114
b) decreases	(462 854)	(356 756)
- sales	(366 896)	(319 244)
- transfer of COK BH to DM BH as non-cash consideration for equity	(44 942)	-
- charges to valuation allowances	(798)	(24 636)
- reclassification of undertaking	(44 499)	-
- FX differences	(32)	(33)
- valuation adjustments	(5 687)	(12 843)
Investments in other undertakings at end of period	**57 770**	**87 514**

INVESTMENTS IN OTHER UNDERTAKINGS	2001	2000
a) inventory (brokerage house)	-	6 458
b) trading account	-	30 202
c) investment portfolio	57 770	50 854
Total investments in other undertakings	**57 770**	**87 514**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

INVESTMENTS IN OTHER UNDERTAKINGS (INVESTMENT PORTFOLIO)

No.	a name of undertaking (including legal status)	b registered office	c nature of business	d carrying value of investment	e percentage of share capital/ authorised capital held	f proportion of voting rights at company general meeting	g value of shares unpaid by issuer	h dividends received or due for last financial year
1	MITTELEUROPAISCHE HANDELSBANK AG	Germany	Banking	34 124	19.99	19.99	-	5 709
2	POLSKIE TOWARZYSTWO REASEKURACYJNE S.A.	Warsaw	Reinsurance	12 809	11.88	11.88	-	-
3	GLOBE TRADE CENTER S.A.	Warsaw	Rental of freehold and leasehold property	7 320	7.79	7.79	-	-
4	BIURO INFORMACJI KREDYTOWEJ S.A.	Warsaw	Credit reporting agency	1 870	12.54	12.54	-	-
5	KUKE S.A.	Warsaw	Export credit insurance	600	0.75	0.75	-	20
6	SWIFT Sp. z o.o.	Belgium	Telecommunications	341	0.10	0.10	-	-
7	KIR S.A.	Warsaw	Interbank clearing services	313	5.74	5.74	-	187
8	CERA S.A.	Warsaw	Rating agency	175	4.73	4.73	-	-
9	OLIMPIA S.A.	Lodz	Apparel manufacturer	160	7.21	7.21	-	-
10	CENTRALNA TABELA OFERT S.A.	Warsaw	Operation of regulated OTC market	31	6.08	6.08	-	-
11	GPW S.A.	Warsaw	Operation of Warsaw Stock Exchange	14	0.05	0.05	-	-
12	BOTANCO BV S.A	Netherlands	Investment activity/construction	8	8.90	8.90	-	-
13	BIURO CENTRUM Sp. z o.o.	Katowice	Administration of office building	6	7.63	7.63	-	-
14	AMICA S.A.	Wronki	Household appliances manufacturer	0	0.00	0.00	-	-
15	POLANIA Sp. z o.o.	Gniezno	Footwear and leather products manufacturer	-	6.06	6.06	-	-

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 10

OTHER SECURITIES AND OTHER PROPERTY RIGHTS (BY TYPE)	2001	2000
a) units in investment funds	20 119	20 119
b) subscription rights	-	-
c) derivative rights	-	-
d) other	-	-
Total other securities and other property rights	**20 119**	**20 119**

OTHER SECURITIES AND OTHER PROPERTY RIGHTS	2001	2000
a) inventory (brokerage house)	-	-
b) trading account	-	-
c) investment portfolio	20 119	20 119
Total other securities and other property rights	**20 119**	**20 119**

MOVEMENTS IN OTHER SECURITIES AND OTHER PROPERTY RIGHTS	2001	2000
Holdings at beginning of period	20 119	20 119
a) increases	15 000	-
- purchases	15 000	
b) decreases	(15 000)	-
- sales	(15 000)	
Holdings at end of period	**20 119**	**20 119**

Note 11

SECURITIES, INCLUDING SHARES IN PRIVATE LIMITED COMPANIES, AND OTHER PROPERTY RIGHTS	2001	2000
1. Inventory (brokerage house)		6 480
2. Trading account	1 744 879	957 751
3. Iinvestment portfolio	1 359 994	1 129 537
Total securities, including shares in private limited companies, and other property right	**3 104 873**	**2 093 768**

MOVEMENTS IN SECURITIES, INCLUDING SHARES IN PRIVATE LIMITED COMPANIES, AND OTHER PROPERTY RIGHTS	2001	2000
Holdings at beginning of period	2 093 768	2 718 993
a) increases	82 863 331	79 814 887
- purchases	82 003 023	79 634 301
- merger of Bank and CPSA	802 479	-
- release of valuation allowances	11 454	76 051
- application of provisions	3 563	3 375
- securities acquired in exchange for debt	-	1 899
- FX differences	1 712	64 033
- valuation adjustments	4 679	23 960
- other	36 421	11 268
b) decreases	(81 852 226)	(80 440 112)
- sales	(81 623 712)	(80 247 386)
- transfer of COK BH to DM BH as non-cash consideration for equity	(44 965)	-
- charges to valuation allowances	(101 807)	(94 087)
- reclassifications of valuation allowances	(4 493)	(4 186)
- liquidation of undertaking	(70)	(82)
- shares redeemed	(25 570)	-
- FX differences	(25 333)	(75 720)
- valuation adjustments	(5 687)	(12 843)
- other	(20 589)	(5 808)
Holdings at end of period	**3 104 873**	**2 093 768**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

SECURITIES, INCLUDING SHARES IN PRIVATE LIMITED COMPANIES, AND OTHER PROPERTY RIGHTS (CURRENCY MIX)	2001	2000
a. Polish currency	2 948 623	1 744 166
b. foreign currencies (by currency and translated into zloty)	156 250	349 602
b1. unit/currency – thousand BEF	1 222 383	1 509 671
thousand zloty	106 714	144 246
b2. unit/currency – thousand DEM	19 242	48 671
thousand zloty	34 649	95 916
b3. unit/currency – thousand zloty	14 887	109 440
Total securities, including shares in private limited companies, and other property rights	3 104 873	2 093 768

SECURITIES, INCLUDING SHARES IN PRIVATE LIMITED COMPANIES AND UNITS IN INVESTMENT FUNDS, TRADING	2001	2000
A. Listed securities, of unlimited negotiability (carrying value)	339 821	156 605
a) shares, public limited companies, carrying value	-	36 073
- market value		36 367
- at cost		41 596
b) bonds, carrying value	339 821	120 532
- market value	359 207	120 532
- at cost	329 797	106 209
c) other, carrying value	-	-
B. Securities traded on regulated OTC markets, of unlimited negotiability (carrying value)	-	609
a) shares, public limited companies, carrying value		587
- market value		602
- at cost		783
b) bonds, carrying value		22
- market value		22
- at cost		20
c) other, carrying value		-
C. Securities not listed on regulated markets, of unlimited negotiability (carrying value)	1 278 206	386 442
a) shares, public limited companies, carrying value	-	-
- market value	-	-
- at cost	-	-
b) bonds, carrying value	7 651	-
- market value	7 651	-
- at cost	7 997	-
c) other, carrying value	1 270 555	386 442
c1) Treasury bills, carrying value	1 270 555	386 442
- market value	1 277 965	386 442
- at cost	1 243 885	377 860
D. Securities of limited negotiability (carrying value)	126 852	420 575
a) shares, public and private limited companies, carrying value	-	-
- estimated market value	-	-
- at cost	-	-
b) bonds, carrying value	51 213	35 614
- estimated market value	51 269	35 614
- at cost	50 916	35 530
c) other, carrying value	75 639	384 961
c1) commercial paper, carrying value	75 639	384 961
- estimated market value	75 757	384 961
- at cost	75 198	380 718
Total value at cost	1 707 793	942 716
Total valuation adjustments, net	37 086	21 515
Total market value/estimated market value	1 771 849	964 540
Total carrying value	1 744 879	964 231

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

SECURITIES, INCLUDING SHARES IN PRIVATE LIMITED COMPANIES AND UNITS IN INVESTMENT FUNDS, INVESTMENT	2001	2000
A. Listed securities, of unlimited negotiability (carrying value)	85 431	94 478
a) shares, public limited companies, carrying value	85 431	94 478
- net valuation adjustments	(45 897)	(7 993)
- at cost	131 328	102 471
b) bonds, carrying value	-	-
- net valuation adjustments	-	-
- at cost	-	-
c) other, carrying value	-	-
B. Securities traded on regulated OTC markets, of unlimited negotiability (carrying value)	7 320	-
a) shares, public limited companies, carrying value	7 320	-
- net valuation adjustments	-	-
- at cost	7 320	-
b) bonds, carrying value	-	-
- net valuation adjustments	-	(7 503)
- at cost	-	7 503
c) other, carrying value	-	-
C. Securities not listed on regulated markets, of unlimited negotiability (carrying value)	-	40 000
a) shares, public limited companies, carrying value		-
- net valuation adjustments		-
- at cost		-
b) bonds, carrying value		40 000
- net valuation adjustments		-
- at cost		40 000
c) other, carrying value		
c1) Treasury bills, carrying value		-
- net valuation adjustments		-
- at cost		-
D. Securities of limited negotiability (carrying value)	1 267 243	995 059
a) shares, public and private limited companies, carrying value	529 506	488 180
- net valuation adjustments	(170 136)	(109 452)
- at cost	699 642	597 632
b) bonds, carrying value	670 436	470 815
- net valuation adjustments	6 944	4 181
- at cost	663 492	466 634
c) other, carrying value	67 301	36 064
c1) commercial paper, A894 carrying value	32 466	-
- net valuation adjustments	(3 655)	-
- at cost	36 121	-
c2) participating notes, carrying value	14 716	15 945
- net valuation adjustments	526	416
- at cost	14 190	15 529
c3) units in investment funds, carrying value	20 119	20 119
- net valuation adjustments	-	-
- at cost	20 119	20 119
Total value at cost	**1 703 540**	**1 249 888**
Total valuation adjustments, net	**(343 546)**	**(120 351)**
Total carrying value	**1 359 994**	**1 129 537**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 12

INTANGIBLE ASSETS	2001	2000
a) organisation costs, to be amortised, incurred in establishing or subsequently expanding a public limited company	4 861	5 013
b) development costs	-	-
c) goodwill acquired	1 388 536	-
d) permits, patents, licences and similar rights acquired, of which:	65 340	30 063
- computer software acquired	64 758	29 844
e) acquired rights of perpetual usufruct	17 259	24 780
f) other intangible assets	6 888	7 096
g) advance payments on intangible assets	-	-
Total intangible assets	**1 482 884**	**66 952**

Unplanned amortisation charges against intangible assets

No unplanned amortisation charges against intangible assets were made in 2001. In 2000, these charges amounted to 63 thousand zloty, and were made as a value adjustment to rights of perpetual usufruct.

Bank Handlowy w Warszawie SAB-R 2001 in thousand zloty *p2705X TRANSLATION

MOVEMENTS IN INTANGIBLE ASSETS (by type)

	a	b	c	d		e	f	g	
	organisation costs, to be amortised, incurred in establishing or subsequently expanding a public limited company	development costs	goodwill acquired	permits, patents, licences and similar rights acquired	of which: computer software acquired	acquired rights of perpetual usufruct	other intangible assets	advance payments on intangible intangible assets	Total intangible assets
ross value of intangible assets at nning of period	13.310	-	-	78.048	77.650	39.154	8.334	-	138.846
creases	890		1.448.907	77.365	76.699	-	0		1.527.162
nerger of Bank and CPSA	299		1.448.907	18.864	18.864				1.468.070
purchases	591			29.945	29.845				30.536
assets completed				28.554	27.990				28.554
FX differences				2					2
ecreases	(8.297)		-	(13.485)	(13.054)	(373)	(17)		(22.172)
reclassifications				(2.941)	(2.941)				(2.941)
liquidations				(5.074)	(4.743)				(5.074)
ransfer of COK BH to DM BH as non- consideration for equity				(3.319)	(3.320)				(3.319)
written-off against provisions	(8.297)								(8.297)
other				(2.151)	(2.050)	(373)	(17)		(2.541)
ross value of intangible assets at end of od	5.903	-	1.448.907	141.928	141.295	38.781	8.317	-	1.643.836
ccumulated amortisation at beginning eriod	-	-	-	47.985	47.806	14.374	1.238	-	63.597
nortisation during period	1.042	-	60.371	28.603	28.731	7.148	191	-	97.355
reases	1.042		60.371	36.632	36.428	7.148	208	-	105.401
nerger of Bank and CPSA	210			13.522	13.522				13.732
amortisation charges recognised	832		60.371	23.099	22.905	7.148	208		91.658
X differences				10					10
ther				1	1				1
eases	-	-	-	(8.029)	(7.697)	-	(17)	-	(8.046)
ile				(2.941)	(2.941)				
quidations				(2.867)	(2.536)				(2.867)
ansfer of COK BH to DM BH as non- onsideration for equity				(2.220)	(2.220)				(2.220)
her				(1)			(17)		(18)
umulated amortisation at end of	1.042	-	60.371	76.588	76.537	21.522	1.429	-	160.952
lanned amortisation charges									-
alue of intangible assets at end of	4.861	-	1.388.536	65.340	64.758	17.259	6.888	-	1.482.884

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 13

TANGIBLE FIXED ASSETS	2001	2000
Tangible fixed assets		
a) premises & equipment	881 428	638 578
- freehold land & buildings occupied for own use	635 645	471 479
- other land & buildings	22 072	17 762
- equipment	-	-
- vehicles	35 302	13 909
- other	188 409	135 428
b) assets in course of construction	20 545	21 381
c) advance payments on assets in course of construction	759	4 316
Total tangible fixed assets	902 732	664 275

MOVEMENTS IN PREMISES & EQUIPMENT (by type)

	freehold land & buildings occupied for own use	other land & buildings	equipment	vehicles	other
a) value of fixed assets (gross) at beginning of period	551 382	22 372	-	24 380	464 940
b) increases	226 719	4 932		34 949	244 111
- merger of Bank and CPSA	145 583	4 932		14 822	156 953
- purchases	4 836			1 236	67 839
- assets completed	57 555			18 888	19 156
- FX differances	49			3	51
- other	18 696				112
c) decreases	(29 686)	-	-	(6 679)	(42 840)
- sales	(8 443)			(6 540)	(3 961)
- liquidation	(20 645)			(139)	(29 834)
- donations	-			-	(3 233)
- assets reclassified	-			-	(861)
- transfer of COK BH to DM BH as non-cash consideration for equity	-			-	(3 873)
- other	(598)				(1 078)
d) value of fixed assets (gross) at end of period	748 415	27 304	-	52 650	666 211
e) accumulated depreciation at beginning of period	79 903	4 611	-	10 471	329 512
f) depreciation during period	32 867	621		6 877	148 290
- increases	41 341	622		12 519	180 694
- merger of Bank and CPSA	16 477	147		4 551	84 021
- depreciation charges recognised	24 858	475		7 962	96 321
- items recategorised	-	-		-	45
- FX differences	6	-		5	131
- other	-	-		1	176
- decreases	(8 474)	(1)	-	(5 642)	(32 404)
- sales	(452)	-		(5 484)	(2 004)
- liquidation	(7 846)	-		(113)	(22 255)
- items recategorised	-	-		(45)	-
- donations	-	-		-	(3 170)
- assets reclassified	-	-		-	(861)
- transfer of COK BH to DM BH as non-cash consideration for equity	-	-		-	(3 040)
- other	(176)	(1)		-	(1 074)
g) accumulated depreciation at end of period	112 770	5 232	-	17 348	477 802
h) unplanned charges					-
i) value of fixed assets (net) at end of period	635 645	22 072	-	35 302	188 409

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Unplanned depreciation charges against premises and equipment

No unplanned depreciation charges against premises and equipment were made in 2001. In 2000, these charges amounted to 139 thousand zloty, and were made against expenditure incurred on investment in third-party premises and equipment as a result of the liquidation thereof.

BALANCE SHEET PREMISES & EQUIPMENT (OWNERSHIP STRUCTURE)	2001	2000
a) owned by the Bank	881 428	638 578
b) used under rental, lease or similar agreements	-	-
Total balance sheet premises and equipment	881 428	638 578

OFF BALANCE SHEET PREMISES & EQUIPMENT	2001	2000
used under rental, lease or similar agreements	54 596	54 596
- land held in perpetual usufruct	54 596	54 596
Total off balance sheet premises and equipment	54 596	54 596

Note 14

TREASURY STOCK				
a	b	c	d	e
no. of shares	at cost	carrying value	urpose of acquisitio	intended disposition

SHARES IN BANK HELD BY SUBSIDIARY UNDERTAKINGS			
a	b	c	d
subsidiary	no. of shares	at cost	carrying value

Note 15

OTHER ASSETS	2001	2000
1. Acquired assets held for resale	7 696	7 696
2. Other	3 843 423	1 539 510
- subordinated loans financing capital investments	139 945	251 672
- additional payments to capital in other undertakings	59 149	128 271
- interbank settlements	111 528	7 189
- differences on the revaluation and settlement of transactions involving financial instruments and securities	3 380 622	1 017 386
- accrued income	20 311	2 491
- staff loans from Welfare Fund	47 304	43 828
- sundry debtors*	84 564	88 673
Total other assets	3 851 119	1 547 206

*/ At December 31, 2001, the total sundry debtors amount includes payment of 7,000 thousand zloty to increase the authorised capital of the subsidiary undertaking Towarzystwo Funduszy Inwestycyjnych BH SA; the Bank will continue to hold 100% of the authorised capital;

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

ACQUIRED ASSETS HELD FOR RESALE	2001	2000
1. Assets in course of construction	-	-
2. Real property	7 677	7 677
3. Inventories	19	19
4. Other	-	-
Total acquired assets held for resale	7 696	7 696

MOVEMENTS IN ACQUIRED ASSETS HELD FOR RESALE	2001	2000
Balance at beginning of period	7 696	19
a) increases	2 013	7 677
- taken to inventory	23	
- taken in exchange for debt	1 990	7 677
b) decreases	(2 013)	-
- sales	(23)	
- charges to valuation allowances	(1 990)	
Balance at end of period	7 696	7 696

1. Borrower	2. Loan amount		3. Interest rate	4. Maturity
	currency	thou. PLN		
1. Handlowy Investments S.A.	PLN	38 174	WIBOR 3M PLN +1% p.a.	31.12.2003
2. Handlowy Investments S.A.	PLN	664	WIBOR 3M PLN +1% p.a.	31.12.2003
3. Handlowy Investments S.A.	PLN	6 232	WIBOR 3M PLN +1% p.a.	21.01.2003
4. Handlowy Investments S.A.	PLN	3 315	WIBOR 3M PLN +1% p.a.	11.02.2003
5. Handlowy Investments S.A.	PLN	33 210	WIBOR 3M PLN +1% p.a.	11.08.2003
6. Handlowy Investments S.A.	PLN	25 308	WIBOR 3M PLN +0,5% p.a.	30.06.2004
7. Handlowy Investments II S.a.r.l.	PLN	26 568	WIBOR 3M PLN +1% p.a.	31.12.2002
8. Handlowy Inwestycje Sp. z o.o.	PLN	30 300	WIBOR 6M PLN +1% p.a.	25.07.2005
Total subordinated loans		163 771		
Interest receivable		16 467		
Total subordinated loans, gross		180 238		
Specific provisions		(40 293)		
Total subordinated loans, net		139 945		

Interest on subordinated loans extended to subsidiary undertakings to finance capital investments is recognised in the profit and loss account on a cash basis. For the year ended December 31, 2001, this amount recognised amounted to 21,338 thousand zloty.

Note 16

MOVEMENTS IN DEFERRED INCOME TAX	2001	2000
Deferred income tax at beginning of period	168 359	142 063
a) increases	293 531	104 181
- tax liability arising in reporting period related to future period earnings	194 858	104 181
- merger of Bank with CPSA	98 673	-
b) decreases	(189 963)	(77 885)
- deduction from earnings for tax liability settled in prior periods	(189 963)	(77 885)
Deferred income tax at end of period	271 927	168 359

OTHER PREPAID EXPENSE & OTHER ACCRUED INCOME	2001	2000
a) prepaid expense	27 682	4 744
- other prepaid expense	27 682	4 744
b) other	-	-
Total other prepaid expense & other accrued income	27 682	4 744

Note 17

DUE TO FINANCIAL INSTITUTIONS (BY INSTRUMENT)	2001	2000
1. Current balances & deposit accounts	3 414 188	2 964 499
2. Borrowings	1 308 303	2 054 104
3. Other liabilities	130 091	277 650
- liabilities in suspense	129 599	260 790
- import L/Cs issued	492	16 860
4. Interest payable	42 641	59 885
Total due to financial institutions	4 895 223	5 356 138

DUE TO FINANCIAL INSTITUTIONS (BY RESIDUAL MATURITY)	2001	2000
1. Demand	1 242 712	586 543
2. Time	3 609 870	4 709 710
a) maturing in one month or less	1 646 317	2 570 977
b) maturing in over one month but not more than three	103 031	669 904
c) maturing in over three months but not more than one year	1 411 740	293 909
d) maturing in over one year but not more than five	399 682	1 138 017
e) maturing in over five years	49 100	36 903
f) past due	-	-
3. Interest payable	42 641	59 885
Total due to financial institutions	4 895 223	5 356 138

DUE TO FINANCIAL INSTITUTIONS (BY ORIGINAL MATURITY)	2001	2000
1. Demand	1 242 712	586 543
2. Time	3 609 870	4 709 710
a) maturing in one month or less	1 551 128	1 848 876
b) maturing in over one month but not more than three	143 880	452 668
c) maturing in over three months but not more than one year	253 087	637 549
d) maturing in over one year but not more than five	1 548 339	1 573 993
e) maturing in over five years	113 436	196 624
3. Interest payable	42 641	59 885
Total due to financial institutions	4 895 223	5 356 138

Interest on liabilities to financial institutions is shown in the balance sheet under "Due to financial institutions, time"

DUE TO FINANCIAL INSTITUTIONS (CURRENCY MIX)	2001	2000
a. Polish currency	2 806 370	1 782 018
b. foreign currencies (by currency and translated into zloty)	2 088 853	3 574 120
b1. unit/currency – thousand EUR	383 364	339 745
thousand zloty	1 350 170	1 309 514
b2. unit/currency – thousand USD	177 597	247 333
thousand zloty	707 953	1 024 750
b3. other currencies (thousand zloty)	30 730	1 239 856
Total due to financial institutions	4 895 223	5 356 138

Note 18

DUE TO NON-FINANCIAL CUSTOMERS & GOVERNMENT (BY INSTRUMENT)	2001	2000
1. Current balances & deposit accounts	17 120 568	10 043 656
2. Other liabilities	9 660	26 597
- liabilities in suspense	9 660	26 597
3. Interest payable	79 957	96 015
Total due to non-financial customers & government	17 210 185	10 166 268

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

DUE TO NON-FINANCIAL CUSTOMERS & GOVERNMENT ON SAVINGS ACCOUNTS (BY RESIDUAL MATURITY)	2001	2000
1. Demand		
2. Time		
a) maturing in one month or less		
b) maturing in over one month but not more than three		
c) maturing in over three months but not more than one year		
d) maturing in over one year but not more than five		
e) maturing in over five years		
f) past due		
3. Interest payable		
Total due to non-financial customers & government on savings accounts	-	-

DUE TO NON-FINANCIAL CUSTOMERS & GOVERNMENT ON SAVINGS ACCOUNTS (BY ORIGINAL MATURITY)	2001	2000
1. Demand		
2. Time		
a) maturing in one month or less		
b) maturing in over one month but not more than three		
c) maturing in over three months but not more than one year		
d) maturing in over one year but not more than five		
e) maturing in over five years		
3. Interest payable		
Total due to non-financial customers & government on savings accounts	-	-

DUE TO NON-FINANCIAL CUSTOMERS & GOVERNMENT ON OTHER LIABILITIES (BY RESIDUAL MATURITY)	2001	2000
1. Demand	3 767 863	1 873 078
2. Time	13 362 365	8 197 175
a) maturing in one month or less	8 895 486	5 609 123
b) maturing in over one month but not more than three	1 624 237	1 496 963
c) maturing in over three months but not more than one year	1 557 446	1 044 869
d) maturing in over one year but not more than five	1 282 831	42 839
e) maturing in over five years	2 365	3 381
f) past due	-	-
3. Interest payable	79 957	96 015
Total due to non-financial customers & government on other liabilities	**17 210 185**	**10 166 268**

DUE TO NON-FINANCIAL CUSTOMERS & GOVERNMENT ON OTHER LIABILITIES (BY ORIGINAL MATURITY)	2001	2000
1. Demand	3 767 863	1 873 078
2. Time	13 362 365	8 197 175
a) maturing in one month or less	7 502 528	4 745 249
b) maturing in over one month but not more than three	2 359 883	1 789 071
c) maturing in over three months but not more than one year	2 161 982	1 540 410
d) maturing in over one year but not more than five	1 337 832	121 470
e) maturing in over five years	138	975
3. Interest payable	79 957	96 015
Total due to non-financial customers & government on other liabilities	**17 210 185**	**10 166 268**

Interest on liabilities to non-financial customers and government is shown in the balance sheet under "Due to non-financial customers and government, time".

DUE TO NON-FINANCIAL CUSTOMERS & GOVERNMENT (CURRENCY MIX)	2001	2000
a. Polish currency	11 947 706	6 894 577
b. foreign currencies (by currency and translated into zloty)	5 262 479	3 271 691
b1. unit/currency – thousand EUR	656 209	158 348
thousand zloty	2 311 102	610 336
b2. unit/currency – thousand USD	648 757	470 178
thousand zloty	2 586 139	1 948 041
b3. unit/currency – thousand clearing dollars	50 332	24 445
thousand zloty	199 320	101 235
b4. other currencies (thousand zloty)	165 918	612 079
Total due to non-financial customers & government	17 210 185	10 166 268

Note 19

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE	2001	2000
a) to financial institutions		
b) to non-financial customers & government		
c) interest payable		
Total securities sold under agreements to repurchase	-	-

Liabilities collateralised on the Bank's assets

As at 31 December 2001, as well as at 31 December 2000, the Bank did not have any liabilities collateralised on its assets.

Note 20

SECURITIES ISSUED & OUTSTANDING	2001	2000
1. Bonds		-
2. Certificates		4
3. Other		-
4. Interest payable		0
Total securities issued & outstanding	-	4

MOVEMENTS IN SECURITIES ISSUED & OUTSTANDING	2001	2000
Balance at beginning of period	4	4
a) increases	25 000	-
- merger of Bank and CPSA	22 792	
- other (interest and discount payable)	2 208	
b) decreases	(25 004)	-
- redemption of certificates	(21 015)	
- other (interest and discount paid)	(3 989)	
Balance at end of period	-	4

LONG-TERM DEBT SECURITIES ISSUED & OUTSTANDING					
a	b	c	d	e	f
debt securities, by type	par value	interest rate	maturity	guarantees / collateral	additional rights

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 21

SPECIAL-PURPOSE FUNDS & OTHER LIABILITIES	2001	2000
1. Special-purpose funds	85 367	76 553
- Welfare Fund	83 167	74 151
- other funds	2 200	2 402
2. Other liabilities	3 688 085	1 018 803
- interbank settlements	63 593	14 276
- interbranch settlements	126 189	-
- differences on the revaluation and settlement of transactions involving financial instruments and securities	3 221 513	875 484
- settlements with the Tax Office and Social Insurance Board	72 291	16 661
- liabilities on cash collateral	168 793	78 140
- sundry creditors	35 706	34 242
Total special-purpose funds & other liabilities	3 773 452	1 095 356

Note 22

ACCRUED EXPENSE, DEFERRED INCOME & INCOME IN SUSPENSE	2001	2000
a) accrued expense	145 404	199 554
- accrued expense of liabilities to staff	62 803	73 481
- provision against restructuring expense	50 326	122 014
- against personnel expense	35 036	91 614
- against occupancy & equipment expense	15 290	30 400
- other accrued expense	32 275	4 059
b) deferred income	129 930	116 190
- FX differences, structural positions	38 008	102 198
- deferred interest income	22 053	275
- deferred fee income	7 838	5 013
- other deferred income	62 031	8 704
c) income in suspense	452 157	238 619
- interest income in suspense	353 582	212 717
- other income	74 513	11 541
- capitalised interest	24 062	14 361
Total accrued expense, deferred income & income in suspense	727 491	554 363

At December 31, 2001, the item "Accrued expense of liabilities to staff" included a provision of 28,647 thousand zloty against performance bonuses payable to staff employed under managerial service contracts and revaluations of "equivalent incentive shares" for Bank management (at December 31, 2000, the corresponding amount was 60,791thousand zloty). This item also includes, for the first time, the provision against retirement pay and seniority bonuses, at 25,000 thousand zloty (See: Introduction, Section 8.)

The provision against restructuring expense was established in 2000 with a view to the merger of the Bank with Citibank (Poland) S.A., subsequently executed on February 28, 2001, including the planned centralisation and integration of head office and branch office functions, of buildings and other facilities in service, and of computer systems.

Note 23

MOVEMENTS IN DEFERRED INCOME TAX PROVISION	2001	2000
Deferred income tax provision at beginning of period		
a) increases		
b) decreases		
Deferred income tax provision at end of period	-	-

OTHER PROVISIONS	2001	2000
- provisions against contingent liabilities	125 913	25 330
- general provisions	300 000	250 000
Total other provisions	425 913	275 330

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

MOVEMENTS IN OTHER PROVISIONS	2001	2000
Provisions at beginning of period	275 330	231 770
a) increases in provisions	315 735	84 421
- merger of Bank and CPSA	48 473	-
- charges to provisions	265 150	83 118
- reclassifications	1 781	1 303
- FX differences	331	-
b) application of provisions	-	-
c) release of provisions	(165 152)	(40 861)
- release of provisions	(145 238)	(37 752)
- reclassifications	(10 768)	(2 144)
- FX differences	(9 146)	(965)
Provisions at end of period	**425 913**	**275 330**

Note 24

SUBORDINATED DEBT						
1.	2.		3.	4.	5.	6.
Lender	Loan amount		Interest rate	Maturity	Balance	Interest payable
	currency	thou. PLN				

MOVEMENTS IN SUBORDINATED DEBT	2001	2000
Subordinated debt at beginning of period		
a) increases		
b) decreases		
Subordinated debt at end of period	-	-

Note 25

AUTHORISED CAPITAL				Par value of each share = 4 zloty			
Series / issuance	Type of share	Type of preference	No. of shares	Value of series/ issuance	Type of consideration	Registration date	Dividend rights
A	bearer	ordinary shares	65 000 000	260 000	cash in full	27.03.97	01.01.97
B	bearer	ordinary shares	1 120 000	4 480	cash in full	27.10.98	01.01.97
B	bearer	ordinary shares	1 557 500	6 230	cash in full	25.06.99	01.01.97
B	bearer	ordinary shares	2 240 000	8 960	cash in full	16.11.99	01.01.97
C	bearer	ordinary shares	37 659 600	150 638	transfer to Bank of assets of CPSA	28.02.01	01.01.00
Total no. of shares			**107 577 100**				
Total authorised capital				**430 308**			

Movement in authorised capital

At December 31, 2000, the Bank's authorised capital totalled 279,670,000 zloty and was divided into 69,917,500 ordinary bearer shares, each with a par value of 4 zloty. At December 31, 2001, the Bank's authorised capital totalled 430,308,400 zloty. The increase in capital of 150,638,400 zloty resulted from the issue of 37,659,600 Series C ordinary bearer shares, each with a par value of 4 zloty. This issuance was carried out in connection with the Bank's merger with Citibank (Poland) S.A. The merger took place on February 28, 2001, and was performed through the transfer to the Bank of the entire assets of CPSA as a non-cash contribution for the shares issued, which the Bank provided to the shareholders of CPSA.

Pursuant to a resolution of an Extraordinary General Meeting of Shareholders held on April 15, 1997, the Bank issued 28,000,000 Special Participating Convertible Bonds ("the bonds"), each with a par value of 4 zloty. At December 31, 2001, there were 23,082,500 of these bonds outstanding, each of which may be converted into one Series B ordinary share. Following the acquisition of a majority equity interest in the Bank by Citibank Overseas Investment Corporation, New Castle, USA ("COIC"), a subsidiary of Citibank N.A., previous restrictions on the maximum amount of bonds eligible for conversion into shares during one calendar year ceased to apply. The conversion of the bonds into shares may be performed at a parity of one zloty in par value of bonds per one zloty in par value of shares. In view of the above, in the event of all bonds being converted and the relevant increase in the Bank's authorised capital being registered, this capital would total 522,638,400 zloty, divided into 130,659,600 ordinary bearer shares, each with a par value of 4 zloty. Bondholders are entitled to participate, on an equal footing with shareholders, in distributions of profit earmarked for dividend payouts for the particular financial years beginning from January 1, 1997. The Articles of Association make no provision for the issue of preference shares.

Changes in the ownership of significant shareholdings in the Bank in the period from January 31, 2000, to December 31, 2001, were as follows:
- the proportion of authorised capital represented by the shares held by Citibank Overseas Investment Corporation, USA, a subsidiary of Citibank N.A., increased from 87.83% to 91.39%,
- the proportion of authorised capital represented by the shares held by the Polish Treasury decreased from 6.88% to less than 5%.

List of shareholders

The shareholders entitled at December 31, 2001, to exercise at least 5% of the total number of votes at a General Meeting of Shareholders or holding at least 5% of the Bank's authorised capital at that date are listed in the table below.

The item "Other shareholders" represents the combined figure for all shareholders with interests entitling them to less than 5% of votes at a General Meeting.

	Value of shares (thousand zloty)	No. of shares	Percent age of shares	No. of votes at General meeting	Percentage of votes at General Meeting
Citibank Overseas Investment Corporation, USA	393 263	98 315 774	91.39	98 315 774	91.39
Other shareholders	37 045	9 261 326	8.61	9 261 326	8.61
Total	**430 308**	**107 577 100**	**100.00**	**107 577 100**	**100.00**

Note 26

CAPITAL SURPLUS	2001	2000
a) share premium	-	-
b) statutory appropriations	143 436	93 223
c) appropriations above statutory (minimum) requirement	2 901 149	444 777
d) additional payments by shareholders	-	-
e) other	-	-
Total capital surplus	3 044 585	538 000

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 27

OTHER RESERVE CAPITAL	2001	2000
- General risk reserve	390 000	340 000
- Brokerage reserve	-	170 000
- Reserve capital	1 707 873	1 536 980
- Special Participating Convertible Bonds	92 330	92 330
Total other reserve capital	2 190 203	2 139 310

Special Participating Convertible Bonds

The holders of Special Participating Convertible Bonds at December 31, 2001, are listed in the table below

	Value of bonds (w tys. PLN)	No. of bonds	Percentage held %
Citibank Overseas Investment Corporation, USA	70 594	17 648 500	76.46
Powszechny Zakład Ubezpieczeń S.A., Warszawa	21 736	5 434 000	23.54
Total	**92 330**	**23 082 500**	**100 00**

Note 28

PRIOR PERIOD UNDISTRIBUTED EARNINGS OR UNABSORBED	2001	2000
a) undistributed earnings (positive value)		
b) unabsorbed loss (negative value)		
Prior period undistributed earnings or unabsorbed loss	-	-

Note 29

Calculation of risk-based capital ratio

The Bank's risk-based capital ratio has been calculated in accordance with the regulations applicable to banks in Poland in the given reporting period.

The risk-based capital ratio has bee n calculated in application of the principles specified in Regulation no. 5/98 of the Commission for Banking Supervision on the method of calculating a bank's risk-based capital ratio and the percentage risk weights to be assigned to particular categories of asset and off balance sheet exposure, December 2, 1998 (as published in Dziennik Urzedowy NBP no. 26/1998, item 61).

thousand zloty

	31 December	
	2001	2000
Total risk-weighted assets and off balance sheet exposures	24 715 504	17 464 853
Capital base (eligible capital)	5 243 734	2 731 132
Core capital	5 572 766	2 864 649
Supplementary capital	169 288	170 190
Deductions from core and supplementary capital	(498 320)	(303 707)
Risk-based capital ratio	**21.22**	**15.64**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Calculation of book value per share

	31 December	
	2001	2000
Core capital	**5 572 766 174.59**	**2 864 649 231.37**
Authorised capital	430 308 400.00	279 670 000.00
Capital surplus	3 044 585 297.06	538 000 000.00
Reserve capital	1 707 872 477.53	1 706 979 231.37
of which: brokerage reserve	-	*170 000 000.00*
General risk reserve	390 000 000.00	340 000 000.00
Supplementary capital	**76 958 202.91**	**77 860 281.45**
Revaluation reserve	76 958 202.91	77 860 281.45
Net earnings	**163 636 000.16**	**204 711 297.06**
Book value excluding Special Participating Convertible Bonds (zloty)	**5 813 360 377.66**	**3 147 220 809.88**
Number of shares outstanding	107 577 100	69 917 500
Net book value per share (zloty)	**54.04**	**45.01**
Supplementary capital		
Other funds (Special Participating Convertible Bonds)	92 330 000.00	92 330 000.00
Book value including Special Participating Convertible Bonds (zloty)	**5 905 690 377.66**	**3 239 550 809.88**
Projected number of shares*	130 659 600	93 000 000
Diluted book value per share (zloty)*	**45.20**	**34.83**

*/ In addition to ordinary shares, the projected number of shares includes Special Participating Convertible Bonds. These Bonds confer dividend rights on an equal footing with ordinary shares.

Note 30

OFF BALANCE SHEET CONTINGENT LIABILITIES	2001	2000
Guarantees & endorsements extended	2 737 591	2 527 225
a) to subsidiary undertakings	6 623	290 024
b) to associated undertakings	83 520	98 723
c) to parent undertaking	-	-
d) to other undertakings	2 647 448	2 138 478
Export L/Cs confirmed	63 155	115 360
Total guarantee commitments extended	**2 800 746**	**2 642 585**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

NOTES TO THE PROFIT AND LOSS ACCOUNT

Note 31

INTEREST INCOME	2001	2000
1. Financial institutions	357 848	260 658
2. Non-financial customers & government	2 033 390	1 481 555
3. Securities	241 348	253 522
a) fixed-income	241 348	253 522
b) variable-income	-	-
4. Other*	68 588	132 730
Total interest income	2 701 174	2 128 465

*/ In 2001, other interest income included 21,338 thousand zloty in interest received on subordinated loans extended to subsidiary undertakings (in 2000, the corresponding amount was 66,922 thousand zloty) (see Note 15).

Note 32

INTEREST EXPENSE	2001	2000
1. Financial institutions	464 280	417 793
2. Non-financial customers & government	1 495 053	983 961
3. Other	2 213	1 445
Total interest expense	1 961 546	1 403 199

Note 33

FEE INCOME	2001	2000
1. Banking activity	523 617	327 077
2. Brokerage activity	6 072	39 627
Total fee income	529 689	366 704

Fee income from brokerage activity in 2001 refers to income earned over the period from January 1 to March 31, 2001. As of April 1, 2001, the brokerage activity was transferred to the subsidiary Dom Maklerski Banku Handlowego S.A. (see the Introduction, section 3).

Note 34

INCOME FROM EQUITIES, OTHER SECURITIES & OTHER PROPERTY RIGHTS	2001	2000
1. From subsidiary undertakings	15 916	7 530
2. From associated undertakings	34 520	11 140
3. From other undertakings	-	78
Total income from equities, other securities & other property rights	50 436	18 748

In 2001, income from equities, other securities and other property rights included 24,120 thousand zloty representing a gain from the sale of the Bank's associated undertaking, Mitteleuropäische Handelsbank A.G.; 2,187 thousand zloty representing a gain from the sale of associated undertaking Centro International AG; 13,004 thousand zloty in dividends on equity interest in subsidiary undertakings (including Dom Maklerski Banku Handlowego SA, at 12,954 thousand zloty), 2,912 thousand zloty representing a gain from the liquidation of subsidiary undertaking Handlowy Finance B.V. and 8,213 thousand zloty in dividends on equity interests in associated undertakings.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 35

NET GAINS (LOSSES) ON FINANCIAL OPERATIONS	2001	2000
1. Net gains (losses) on securities trading	37 297	(16 956)
a) income from securities trading	102 993	149 570
b) expense of securities trading	65 696	166 526
2. Net gains (losses) on other financial operations	(20 969)	13 893
Total net gains (losses) on financial operations	16 328	(3 063)

In 2000, net gains on securities trading included a loss of 35,836 thousand zloty on the disposal of debt securities. In relation to this transaction, the Bank released a valuation allowance of 56,749 thousand zloty established against these securities in previous years. The release of this provision is disclosed under release of valuation allowances against financial fixed assets (see Note 40).

Note 36

OTHER OPERATING INCOME	2001	2000
a) on trust activity	-	-
b) on sale or liquidation of fixed assets & acquired assets held for resale	17 600	35 878
c) loan loss recoveries	3 165	319
d) damages, fines and financial penalties received	382	11 781
e) donations received	-	-
f) other	59 045	33 274
- refund of payments to Bank Guarantee Fund	6 079	4 009
- incidental income	7 518	7 911
- sales of goods & services	10 364	9 844
- release of specific provisions against claims on sundry debtors	3 044	39
- release of provision against restructuring expenses	10 194	-
- lease income and other income	21 846	11 471
Total other operating income	**80 192**	**81 252**

In 2001, income from the sale or liquidation of fixed assets, acquired assets held for resale and intangible assets included a total of 15,454 thousand zloty representing proceeds from the sales of real property. The expense associated with the properties sold amounted to 6,830 thousand zloty and is included in Note 37. The net gain on these sales amounted to 8,624 thousand zloty.
In 2001, due to changes in plans on the use and disposal of real property, the item other operating income included 10,194 thousand zloty in income from release of a portion of the provision against restructuring expenses, established in 2000.

In 2000, income from the sale or liquidation of fixed assets, acquired assets held for resale and intangible assets included a total of 35,035 thousand zloty representing proceeds from the sale of real property. The expense associated with the property sold stood at 21,575 thousand zloty and is included in Note 37. Damages, fines and financial penalties received include 9,817 thousand zloty in damages relating to capital investments, received under an arrangement concluded by the Bank.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 37

OTHER OPERATING EXPENSE	2001	2000
a) on trust activity	-	-
b) on sale or liquidation of fixed assets & acquired assets held for resale*	10 706	22 919
c) asset writeoffs	63	206
d) damages, fines and financial penalties paid	514	719
e) donations made	4 857	5 800
f) unplanned depreciation or amortisation charges		202
g) other	74 542	30 142
- incidental expense	3 628	7 220
- workout expense	1 070	5 028
- establishment of specific provisions against claims on sundry debtors	1 972	2 977
- restructuring provision - against fixed assets liquidation expenses**	-	12 431
- goodwill amortisation	60 371	-
- miscellaneous	7 501	2 486
Total other operating expense	90 682	59 988

*/ Expense incurred in the sale or liquidation of fixed assets and acquired assets held for resale also includes expenses incurred on the sale of intangible assets.

**/ See Note 22.

In 2001 an amortisation charge of 60,371 thousand zloty against the goodwill arising on the merger of the Bank and CPSA has been included in other operating expense.

Note 38

GENERAL EXPENSE	2001	2000
1. Salaries	386 691	320 274
2. Staff benefits	91 879	71 967
3. Occupancy & equipment expense	526 144	266 032
4. Taxes & charges	5 593	8 781
5. Contribution & payments to Bank Guarantee Fund	16 168	39 603
6. Other	25 000	110 178
- provision against retirement severance pay and seniority awards*	25 000	-
- restructuring provisions - against salary expenses**	-	92 209
- restructuring provision - against non-salary expenses**	-	17 969
Total general expense	1 051 475	816 835

*/ In 2001 other general expense included 25,000 thousand zloty representing the provision against retirement pay and seniority bonuses. Under the Bank's remuneration system, staff members employed within the framework of the Collective Bargaining Agreement have the right to retirement pay and seniority bonus in proportion to the number of years in employment at the Bank or all years in employment (for those taking up employment prior to 1997). In previous years, these retirement payments and bonuses were recognised as expenses upon disbursement, without any provisioning for future disbursements.

In 2000, the Bank's contribution and payments to the Bank Guarantee Fund included 18,529 thousand zloty in an additional payment to the Fund performed in connection with the failure of Bank Staropolski S.A.

**/ See Note 22.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 39

CHARGES TO PROVISIONS & VALUATION ALLOWANCES	2001	2000
1. Charges to provisions	962 247	630 496
- provisions against claims classified satisfactory*	1 459	219
- provisions against claims classified special mention	-	-
- provisions against claims classified problem	666 181	547 159
- provisions against subordinated debt claims	29 447	
- provisions against contingent liabilities	215 150	43 118
- general risk provisions	50 000	40 000
- provisions against intangible assets	-	
- other	10	-
2. Charges to valuation allowances	101 806	94 087
- for diminution in value of financial fixed assets	101 806	94 087
- other	-	-
Total charges to provisions & valuation allowances	1 064 053	724 583

*/ Charges to provisions against claims classified satisfactory also include charges against claims classified special mention. The Bank's accounting records do not allow for the separate reporting of these figures.

In 2001 a significant proportion of additional provisions against irregular assets and contingent liabilities made in relation to exposures to customers in the car and steel industries, and one customer in the transportation industry.

In 2001, charges to valuation allowances for diminution in value of financial fixed assets included the provisions against equity interests in subsidiary undertakings, including Handlowy Investments II S.a.r.l. (33,400 thousand zloty), Towarzystwo Funduszy Inwestycyjnych BH S.A. (6,361 thousand zloty), Handlowy Zarządzanie Aktywami S.A. (651 thousand zloty), Polskie Pracownicze Towarzystwo Emerytalne Diament S.A. (928 thousand zloty); in associated undertakings, including Pia Piasecki S.A. (10,440 thousand zloty), Mostostal Zabrze Holding S.A. (33,500 thousand zloty), Hortex Holding S.A. (14,956 thousand zloty), and Zakłady Odzieżowe Bytom S.A. (772 thousand zloty).

In 2000, charges to valuation allowances for diminution in value of financial fixed assets included allowances against equity interests in subsidiary undertakings, including Bank Rozwoju Cukrownictwa SA (18,263 thousand zloty), Towarzystwo Funduszy Inwestycyjnych BH S.A. (13,909 thousand zloty), Handlowy Leasing S.A. (3,109 thousand zloty); allowances against interest in an associated undertaking, including PKO/Handlowy PTE S.A. (30,923 thousand zloty), Polska Giełda Finansowa S.A. (750 thousand zloty), Obsługa Funduszy Inwestycyjnych Sp. z o.o. (2,034 thousand zloty); and an allowance against capital exposure to an undertaking in which the Bank held minority interest (14,996 thousand zloty).

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 40

RELEASE OF PROVISIONS & VALUATION ALLOWANCES	2001	2000
1. Release of provisions	548 778	293 705
- provisions against claims classified satisfactory*	22 053	6 350
- provisions against claims classified special mention	-	-
- provisions against claims classified problem	381 487	218 545
- provisions against subordinated debt claims	-	30 859
- provisions against contingent liabilities	145 238	37 752
- other	-	199
2. Release of valuation allowances	11 454	76 051
- against financial fixed assets	11 454	76 051
- other	-	-
Total release of provisions & valuation allowances	560 232	369 756

*/ Provisions released against claims classified satisfactory also include those released against claims classified special mention. The Bank's accounting records do not allow for the separate reporting of these figures.

In 2001, the Bank released the majority of specific provisions previously held against claims classified satisfactory and special mention established at CPSA prior to the merger with the Bank. Pursuant to Resolution No. 8/1999 of the Commission for Banking Supervision on procedures for provisioning against the risk of banking operations, December 22, 1999 (as published in *Dziennik Urzedowy NBP* No. 26/99, item 43), which took effect on March 30, 2000, the Bank does not establish provisions against such loans where the required level of such provisions does not exceed 25% of the balance of general provisions.

Note 41

EXTRAORDINARY GAINS	2001	2000
a) acts of fate		20
b) other	13	-
- gains under schemes of arrangement or financial rehabilitation	13	
Total extraordinary gains	13	20

Note 42

EXTRAORDINARY LOSSES	2001	2000
a) acts of fate		1
b) other		
Total extraordinary losses	-	1

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 43

INCOME TAX	2001	2000
1. Pre-tax earnings	347 830	285 465
2. Permanent differences between pre-tax earnings (loss) and income tax base	92 666	(58 894)
3. Interim timing differences between pre-tax earnings and income tax base	232 881	127 741
4. Other differences between pre-tax earnings and iincome tax base		-
- prior period losses		
5. Taxable income	673 377	354 312
6. Income tax, at rates of 30% for 2000 and 28% for 2001	188 546	106 294
7. Tax relief, exemptions, deductions, reductions and increases	(2 761)	(919)
8. Income tax payable	185 785	105 375
9. Deferred income tax provision		-
- beginning of period		-
- increase		
- decrease		
- end of period		-
10. Deferred income tax		-
- beginning of period	267 032	142 063
- increase	194 858	104 181
- decrease	(189 963)	(77 885)
- end of period	271 927	168 359
11. Income tax corresponding to pre-tax earnings (loss)	**180 890**	**79 078**
12. Income tax shown in profit and loss account (including tax paid on participations in profits of other juridical persons)	**184 194**	**80 754**

In 2001, following an analysis of interim timing differences which focussed on the expected time of their realisation for tax purposes, the Bank differentiated the tax rate adopted for deferred tax computations. A 22% tax rate was adopted for those specific income tax provisions whose realisation time was found to be the most distant; and with regard to the remaining items of interim timing differences, a 28% rate was adopted, being the corporate tax rate for 2002. The change in rates applied resulted in an increase in the deferred tax charge in 2001 by 60,312 thousand zloty

1. Deductions from taxable income under capital allowance

In 2001, the Bank did not charge capital allowances, since the regulations authorising the Bank to do so ceased to apply.
In 2000, the Bank applied the "investment premium" to which it was entitled, constituting 50% of the capital expenditure covered by its capital allowance in 1999, and deducted 15,693 thousand zloty from taxable income accordingly.

2. Donations

In 2001, the Bank made donations deductible from taxable income of 4,560 thousand zloty (at December 31, 2000, the donations deductible from taxable income amounted to 5,687 thousand zloty).

3. Deductions from tax

Deductions from tax were made with respect to the tax paid on dividends received amounting to 2,761 thousand zloty at December 31, 2001 (in 2000, these deductions came to 919 thousand zloty).

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

4. Future income tax liability – calculation of deferred tax liability on temporary differences

		thousand zloty
	12 months to December 31	
	2001	2000
Accrued interest receivable	92 120	409 974
Capital expenditure to be expensed via depreciation	156 114	113 330
Unrealised discount on securities	31 280	9 975
Unrealised gains on revaluation of financial instruments	3 348 276	606 170
Prepaid expense	-	-
Other	2 028	726
Total taxable income	3 629 818	1 140 175
x 28%	1 016 349	319 249

5. Future income tax benefit – calculation of deferred tax asset on temporary differences

		thousand zloty
	12 months to December 31	
	2001	2000
Deferred interest income	81 461	79 855
Unrealised FX losses	-	76 819
Accrued interest payable	129 757	476 569
Unrealised expense on revaluation of financial instruments	3 168 044	436 257
Unrealised expense on revaluation of securities	(2 489)	2 125
Provision against personnel expense and general expense	121 316	186 595
Capitalised interest	24 847	14 004
Interest payable on financial instruments	279 508	
Other	8 745	8 931
Total taxable income	3 811 189	1 281 155
x 28%	1 067 133	358 723
Provisions not recognised as tax-deductible expense, to be included in tax expense in future	1 005 197	460 303
x 28%		128 885
x 22%	221 143	

The net deferred tax asset at December 31, 2001, amounting to 271,927 thousand zloty has been disclosed as a future tax benefit, with 4,895 thousand zloty of this balance reducing the tax charge in 2001.

6. Effect of change in tax rates on income tax payable

The statutory rate of corporate income tax stood at 28% in 2001 and 30% in 2000. Had the 28% rate been applied to 2000, the tax payable at the end of 2000 would have been lower by 7,086 thousand zloty.

7. Income tax payable on extraordinary items

No extraordinary items were taken to earnings in 2001.
In 2000, income tax payable was 6 thousand zloty higher due to the surplus of taxable extraordinary gains over losses recognised as tax-deductible expense.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Note 44

OTHER TAXES & CHARGES REDUCING EARNINGS (INCREASING LOSS)	2001	2000
Other taxes & charges reducing earnings (increasing loss)		
-		
-		
-		
Total other taxes & charges reducing earnings (increasing loss)		

Note 45

The proposed distribution of the Bank's net earnings for the year 2001 and the actual distribution for the year 2000 are presented below:

	Proposed distribution of earnings for 2001		Distribution of earnings for 2000	
	zloty	w %	zloty	w %
Distributable earnings	**163 636 000,16**	**100%**	**204 711 297,06**	**100%**
- Dividend	163 324 500,00	99.8%	130 659 600,00	63.8%
- Appropriations to capital funds:				
capital surplus	-	-	21 051 697,06	10.3%
reserve capital	311 500,16	0.2%	-	-
general risk reserve	-	-	50 000 000,00	24.4%
- Appropriations to special-purpose funds (Workforce Fund)	-	-	3 000 000,00	1.5%

Note 46

Calculation of earnings per share

	12 months ended December 31	
	2001	**2000**
Net earnings/ loss (zloty)	**163 636 000.16**	**204 711 297.06**
Number of ordinary shares outstanding, weighted average *	107 577 100	69 917 500
Net earnings/ loss per ordinary share (zloty) *	**1.52**	**2.93**
Projected number of ordinary shares, weighted average **	130 659 600	93 000 000
Diluted earnings/ loss per ordinary share (zloty) **	**1.25**	**2.20**

* This figure reflects the weighted average number of ordinary shares held by the Bank's shareholders during the given period. The weighting applied is based on the length of time (a full financial year or part thereof) in which the ordinary shares concerned were eligible to participate in distributions of earnings. During these periods, the right to participate in distributions of earnings also attached to Special Participating Convertible Bonds, which are not included in the figures stated above.

** The weighted average projected number of ordinary shares includes all rights to participate in distributions of earnings, i.e., it refers to both the weighted average number of ordinary shares and the weighted average number of Special Participating Convertible Bonds. These bonds confer the right to participate in distributions of earnings on the same footing as ordinary shares.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

NOTES TO THE CASH FLOW STATEMENT

Analysis of cash and equivalents shown in the cash flow statement

Analysis of cash and equivalents	Twelve months ended December 31 2001	2000
beginning of reporting period:	806 809	706 265
- vault cash	245 280	269 169
- nostro account, central bank	454 035	365 739
- current balances at other banks (nostro balances, vostro overdrafts)	99 936	65 276
- funds held by Bank Brokerage House at Stock Exchange Guarantee Fund	7 558	6 081
end of reporting period:	2 726 299	806 809
- vault cash	295 691	245 280
- nostro account, central bank	2 026 751	454 035
- current balances at other banks (nostro balances, vostro overdrafts)	403 857	99 936
- funds held by Bank Brokerage House at Stock Exchange Guarantee Fund	-	7 558

Division of the Bank's activities into operating, investing and financing activities, as presented in the cash flow statement

Operating activities comprise the Bank's core business activities, not included in investing and financing activities.

Investing activities comprise the acquisition and disposal of tangible fixed assets, intangible assets, investments in subsidiary, associated and other undertakings, and other property rights and investment securities (including debt securities held in the investment portfolio), and also the extension and repayment of subordinated loans.

Financing activities comprise long-term financial transactions (those with a tenor of over one year) performed with other financial institutions. Inflows from financing activities indicate the Bank's sources of funds that are obtained, for example, via long-term borrowings from banks and other financial institutions (including finance loans either guaranteed or not guaranteed), and the issuance of bonds and other securities. Outflows from financing activities are connected with the Bank's settlement of long-term obligations arising from the need to repay liabilities previously undertaken (e.g., the repayment of borrowings and the redemption of securities issued), and from the performance of obligations to shareholders (dividend payouts) and expenditure on socially useful projects.

The division of activities into operating, investing and financing activities presented in the cash flow statement has no corresponding equivalent in the profit and loss account. The net operating income shown in the profit and loss account refers to the totality of the Bank's operations (excluding extraordinary items), which constitutes the aggregate effect of operating, investing and financing activities as reported in the cash flow statement.

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Reconciliation of differences between changes in certain items reported in the balance sheet and movements in those items shown in the cash flow statement

	12 months ended December 31	
	2001	2000
Cash flow statement		
A-II-5. Movements in other provisions	102 110	43 560
- non-cash movement related to merger of Bank and CPSA	48 473	-
Balance sheet change		
VIII.2. Other provisions	150 583	43 560
Cash flow statement		
A-II-8. Increase/decrease in holdings of debt securities	(431 131)	147 443
- net movement in debt securities held in investment portfolio (proceeds and expenditure related to investment portfolio debt securities are reported in the investment activities section of the cash flow statement)	(190 858)	458 163
- non-cash movement related to merger of Bank and CPSA	(386 177)	-
Balance sheet change		
VI. Debt securities	**(1 008 166)**	**605 606**
Cash flow statement		
A-II-9. Increase/decrease in claims on financial institutios	**361 814**	**(2 119 480)**
- movement in current balances (nostro accounts, vostro overdrafts) and in funds held by Bank Brokerage House a Stock Exchange Guarantee Fund, as reported in section *D. Net cash flow, total* (movement in cash and equivalents)	(296 363)	(36 137)
- non-cash movement related to merger of Bank and CPSA	(1 393 588)	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	45 156	-
Balance sheet change		
III. Due from financial institutions	**(1 282 981)**	**(2 155 617)**
Cash flow statement		
A-II-10. Increase/decrease in claims on non-financial customers & government	**1 916 617**	**154 694**
- non-cash movement related to merger of Bank and CPSA	(6 067 488)	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	4 945	-
Balance sheet change		
IV. Due from non-financial customers & government	**(4 145 926)**	**154 694**
Cash flow statement		
A-II-12. Increase/decrease equities and other variable-income securities	**(8 046)**	**1 175**
- net movement in equities and other variable-income securities held in investment portfolio (proceeds and expenditure related to investment portfolio equities and other variable-income securities are reported in the investment activities section of the cash flow statement)	(6 916)	43 953
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	44 706	-
Balance sheet change		
IX. Investments in other undertakings *and* X. Other securities & property rights	**29 744**	**45 128**

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Cash flow statement		
A-II-13. Increase/decrease in liabilities to financial institutions	(1 265 304)	833 204
- movement in liabilities arising on operations with NBP	102 996	88 028
- long-term funding (tenor of over 1 year) received from financial institutions (reported in the financing activities section) and interest payable (item A-II-20), and also movement in FX differences on borrowings received in prior periods (included in item A-II-2)	(1 348 336)	(976 758)
- non-cash movement related to merger of Bank and CPSA	2 050 105	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	(376)	-
Balance sheet change		
II. Due to financial institutions	(460 915)	(55 526)
Cash flow statement		
A-II-14. Increase/decrease non-financial customers & government	2 136 096	1 432 388
- non-cash movement related to merger of Bank and CPSA	4 939 891	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	(32 069)	-
Balance sheet change		
III. Due to non-financial customers & government	7 043 918	1 432 388
Cash flow statement		
A-II-16. Increase/decrease in securities issued & outstanding	(22 797)	-
- non-cash movement related to merger of Bank and CPSA	22 792	-
Balance sheet change		
V. Securities issued & outstanding	(5)	-
Cash flow statement		
A-II-18. Increase/decrease in accrued income & expenses (presented as the net movement in asset and liability items)	(91 422)	153 868
- movement in accrued expense & deferred income	54 150	(149 227)
- movement in deferred income tax (included in item A-II-7)	(103 569)	(26 297)
- non-cash movement related to merger of Bank and CPSA	16 754	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	(2 420)	-
Balance sheet change		
XV. Prepaid expense other accrued income	(126 507)	(21 656)

Notes to the cash flow items: "Other adjustments", "Other proceeds", "Other expenditure"

Net cash flow from operating activities

	12 months ended December 31	
Other adjustments	**2001**	**2000**
Increase/decrease in claims/liabilities arising from adjustment accounts elating to securities (discount, premium, interest) and changes not affecting cash flows	(9 862)	53 243
Increase/decrease in claims arising from interest accrued on subordinated loans and changes not affecting cash flows	(7 103)	(3 679)
Increase/decrease in liabilities arising from interest accrued on long-term borrowings from banks and financial institutions, and on subordinated debt	14 131	29 138

Bank Handlowy w Warszawie SA SAB-R 2001 in thousand zloty TRANSLATION

Increase/decrease in other assets	(1 857 844)	(669 737)
Increase/decrease in other liabilities	1 433 376	541 060
Goodwill amortisation	60 371	0
Non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	350 321	-
Increase/decrease in provisions against subordinated loans and valuation allowances against securities	111 913	(35 074)
Adjustment to earnings reflecting expenditure on socially useful projects	4 500	5 500
Other items relating to increases/decreases in tangible and intangible fixed assets not affecting cash flows	10 898	43 081
Other	0	(7 677)
Total other adjustments	**110 701**	**(44 145)**

Net cash from investing activities

	12 months ended December 31	
Other proceeds	**2001**	**2000**
Dividends on investment portfolio equities	21 447	17 418
Repayment of subordinated loans	114 898	407 582
Interest received on subordinated loans and on NBP bonds (investing activities)	57 035	78 424
Realised FX differences on investing activities	36 151	63 125
Total other proceeds	**229 531**	**566 549**

	12 months ended December 31	
Other expenditure	**2001**	**2000**
Subordinated loans extended	(27 308)	(34 500)
Advance payments on assets in course of construction	(4 778)	(17 541)
Realised FX differences on investing activities	(6 331)	(3 514)
Total other expenditure	**(38 417)**	**(55 555)**

Net cash from financing activities

	12 months ended December 31	
Other proceeds	**2001**	**2000**
Realised FX differences on financing activities	37 715	322
Total other proceeds	**37 715**	**322**

	12 months ended December 31	
Other expenditure	**2001**	**2000**
Repayment of interest on subordinated debt, and on long-term borrowings from banks and financial institutions	(143 001)	(119 835)
Realised FX differences on financing activities	(66)	(61 652)
Total other expenditure	**(143 067)**	**(181 487)**

ADDITIONAL NOTES TO THE ACCOUNTS

1. Large exposures

Large exposure limits

The Banking Act of August 29, 1997 (as published in *Dziennik Ustaw* [the Journal of Laws] no. 140/1997, item 939), which took effect on January 1, 1998, specifies large exposure limits for banks. Pursuant to the provisions of Article 71, para. 1, of the Act, as in force on December 31, 2001, the total amount of loans and cash advances extended, bonds and other debt securities acquired, exposures under guarantees, endorsements and letters of credit, and other exposures of the bank to a single party, or to a group of parties related by capital and management and incurring common economic risk, shall not exceed 25% of a bank's capital base. At December 31, 2001, the Bank's capital base for the purpose of determining the large exposure limits laid down in the Banking Act was calculated in accordance with Resolution no. 8/98 of the Commission for Banking Supervision on detailed procedures for determining the capital base of banks belonging to banking groups or of banking groups themselves for the purposes of applying the norms and limits stipulated in the Banking Act, on other items of bank balance sheets to be included in supplementary capital, and the conditions and procedure for such inclusion, and on items of bank balance sheets that are to constitute deductions in calculating a bank's capital base, August 5, 1998 (as published in *Dziennik Urzedowy NBP* [the NBP Official Gazette] no. 19/1998, item 43).

The Bank seeks to limit its large exposures to particular customers. In 2001, the Bank had no exposures in excess of the statutory limit of 25%, nor did it exceed the other exposure limits included in the Banking Act. The figures for December 31, 2001, indicate that the aggregate amount of the Bank's customer exposures in excess of 10% of its capital base stood at 1,349,448 thousand zloty, equivalent to 25.7% of the capital base (at December 31, 2000, the corresponding figure was 1,921,096 thousand zloty, representing 70.3% of the capital base).

Sectoral concentrations

To avoid any excessive concentration of credit risk, the Bank monitors its exposure to particular sectors of the economy on an ongoing basis, pinpointing those areas where the Bank's exposure should be increased, and also those sectors where the outlook is unfavourable and its exposure should be reduced. In the case of large corporate customers and financial institutions, the divisions of the Bank responsible for its policy concerning exposures to particular sectors are those of Corporate Banking, Investment Banking and Financial Institutions, while a similar function with respect to small and medium enterprises is exercised by the Commercial Banking Division.

The Bank's policy regarding exposures to large corporate customers and financial institutions active in particular sectors is developed through an identification of target markets. A key component in this identification of markets is an assessment of sectoral risk. To this end, sectoral analyses are carried out by specialists in particular industries. Within the framework of the target markets specified, lending programmes are drawn up with documented requirements for approving the risk involved in specific kinds of business. The higher the sectoral risk, the tighter the criteria for risk approval. The assessment made of the financial condition of a given industry and its development prospects is a major element in the internal rating assigned to a customer.

In terms of small and medium enterprises, the Bank's policy on exposures consists of identifying a target market by deselecting particular industries. This involves eliminating from the target market those industries where the risk of doing business is considered too steep for the standards which the Bank has set itself.

The Bank's policy distinguishes the following criteria as the basis for deselection:

a) industries excluded in view of their incompatibility with the character of small and medium enterprises;

b) industries excluded in view of their sensitivity to market factors and earnings volatility;

c) industries excluded in view of their declining trends in performance.

The target market is then defined as all other industries that have not received an adverse assessment. A selective approach is admissible in relation to specific industries excluded due to sensitivity and volatility factors or to downward performance trends, whereby those customers with the highest internal ratings in those industries are retained.

Given the great diversity of customers representing particular sectors of the economy, the table below presents aggregate figures for the Bank's exposures to the 20 largest industries in its portfolio, as at December 31, 2001.

Industry (section or division by Polish Classification of Economic Activity)	*%*
Wholesale trade and commission trade, except of motor vehicles and motorcycles	16.6
Financial intermediation, except insurance and pension funding	10.4
Manufacture of food products and beverages	6.6
Construction	5.3
Electricity, gas, steam and hot water supply	4.4
Manufacture of chemicals, chemical products and man-made fibres	4.1
Post and telecommunications	4.0
Manufacture of basic metals	3.3
Manufacture of motor vehicles, trailers and semi-trailers	3.0
Manufacture of machinery and equipment not elsewhere classified	2.6
Ten largest industries	*60.3*
Other business activities	2.4
Land transport; transport via pipelines	2.2
Sale, maintenance and repair of motor vehicles and motorcycles; retail sale of automotive fuel	2.1
Manufacture of other transport equipment	2.1
Manufacture of rubber and plastic products	1.6
Manufacture of other non-metallic mineral products	1.6
Manufacture of fabricated metal products, except machinery and equipment	1.5
Radio, television and communication equipment and apparatus	1.4
Manufacture of pulp, paper and paper products	1.3
Manufacture of furniture; manufacturing not elsewhere classified	1.2
Twenty largest industries	*77.7*
Other	*22.3*
Total	*100.0*

2. Off balance sheet commitments to purchase/sell

The off balance sheet item "Commitments to purchase/sell" includes commitments on the following transactions:

thousand zloty

	Note	December 31, 2001
FX transactions	2.1	52 844 749
Interest rate transactions	2.1	56 549 906
Securities transactions	2.1	775 369
Deposits to be received		352 000
Placements to be made		714 868
Other (underwriting commitments)	2.2	119 260
Total commitments to purchase/sell		**111 356 152**

2.1 Off balance sheet financial instruments

The banking operations conducted by the Bank include various transactions involving financial instruments. These transactions are concluded for purposes of proprietary trading and for the management of exchange rate and interest rate risk. In addition, the Bank also offers these instruments to its customers.

The Bank placed deposits at other institutions to a total value of 26,589 thousand zloty as collateral against derivatives transactions. The Bank also took collateral of 4,083 thousand zloty against derivatives transactions.

FX transactions (including FX swaps)

	December 31, 2001 Thousand zloty Notional value
Spot transactions	2 883 151
Forward transactions	44 668 669
Options purchased	2 486 432
Options written	2 806 497
Total FX transactions	**52 844 749**

FX transactions represent contracts to buy or sell currency at an agreed exchange rate, either for spot value (whereby settlement is performed two business days from the trade date), or for forward value (whereby settlement is performed more than two business days from the trade date). FX swaps constitute a combination of a spot and a forward, i.e., a specified amount of currency is exchanged at the spot rate for spot value, and at a specified future date that same amount is re-exchanged at the forward rate.

The notional value of an FX transaction represents the amount of currency bought or sold, yet does not reflect the real market or credit risk associated with a given transaction. The Bank controls its market risk by closing out open FX positions and by establishing and monitoring limits on those open positions. The Bank controls its credit risk by trading solely with approved counterparties, under exposure limits set for them. FX transactions are carried out to unwind open intraday FX positions and also for proprietary trading. FX swaps are primarily used to manage the Bank's liquidity and nostro balances.

FX options give the buyer the right, yet not the obligation, to purchase or sell a specified amount of currency at an agreed exchange rate at a future date. The market risk involved stems from movements in the exchange rates for the underlying currencies and is controlled by the Bank through the establishment and monitoring of limits on open positions. The Bank controls its credit risk by trading solely with approved counterparties, under exposure limits set for them. The Bank currently makes use of FX options solely for proprietary trading.

Interest rate transactions

	December 31, 2001 thousand zloty notional value
Forward rate agreements	
Bought:	11 360 000
Sold:	10 405 000
Interest rate options	
Purchased:	1 019 511
Written:	1 019 511
Interest rate & currency swaps	
Pay/receive-fixed receive/pay-floating	
Interest rate swaps	
(maturing in up to one year)	4 190 720
(maturing in up to two years)	5 027 273
(maturing in up to three years)	2 362 686
(maturing in from three to five years)	15 271 274
(maturing in over five years)	827 174
Cross currency interest rate swaps	
(maturing in up to one year)	1 017 914
(maturing in up to two years)	332 602
(maturing in up to three years)	1 392 460
(maturing in from three to five years)	1 327 034
(maturing in over five years)	205 500

Pay-floating receive-floating

Cross currency interest rate swaps	
(maturing in up to one year)	308 405
(maturing in up to two years)	120 000
(maturing in up to three years)	88 995
(maturing in from three to five years)	44 645

Pay-fixed receive-fixed

Cross currency interest rate swaps	
(maturing in up to two years)	31 794
(maturing in up to three years)	15 708
(maturing in over five years)	181 700
Total interest rate transactions	**56 549 906**

Forward rate agreements (FRAs) represent contracts under which the Bank undertakes to pay or receive, at a specified settlement date, the difference between an agreed fixed interest rate and a floating reference rate over a specified future period with respect to an agreed notional amount. The buyer of an FRA undertakes to pay the agreed fixed rate on the given settlement date, while the seller undertakes to pay the floating reference rate. At the settlement date the settlement is made for the difference between the agreed fixed rate and the floating reference rate.

The FRAs traded by the Bank are standard zloty contracts purchased and sold on the interbank market. The market risk involved stems from movements in interest rates and is controlled by the Bank through closing out open positions and establishing stop loss limits.

Interest rate swaps represent contracts under which the parties commit themselves to the periodic exchange of interest payments at two different rates, both with respect to an agreed notional amount. This notional principal is the basis for calculating the interest streams due on the contract. While the notional principal is used to set the size of the contract, it is rarely physically exchanged between the parties involved.

The market risk involved stems from movements in interest rates and is controlled by the Bank through closing out open positions. The credit risk is controlled by establishing exposure limits for particular counterparties.

Securities transactions

	December 31, 2001 thousand zloty notional value
Securities options purchased	21 132
Securities options written	21 131
Securities purchased, to be received	553 189
Securities sold, to be delivered	179 917
Total securities transactions	**775 369**

2.2. Underwriting commitments

Underwriting agreements concluded by the Bank and outstanding at December 31, 2001, are presented in the table below.

Name & registered office of issuer	Type of agreement	Duration of agreement (from – to)	Consideration	Type of security	Negotiability	Original amount of maximum underwriting commitment (thousand zloty)	Underwriting commitment outstanding at December 31, 2001 (thousand zloty)
Carcade Invest S.A. – Warsaw	commitment to take up CP	18.10.1999-18.11.2002	spread or FX gain	commercial paper	secondary market, private placement	37 500	-
Elektrim Kable S.A. – Ożarów Mazowiecki	commitment to take up CP	17.08.2000-17.08.2002	spread or FX gain, plus fee	commercial paper	secondary market, private placement	20 000	14 360
Handlowy – Leasing SA	standby	18.01.2001-18.01.2002	spread or FX gain, plus fee	commercial paper	secondary market, private placement	20 000	20 000
Huta Aluminium „Konin" S.A. – Konin	commitment to take up CP	31.08.2000-31.08.2002	spread or FX gain, plus fee	commercial paper	secondary market, private placement	30 000	16 970
PKN Orlen SA Polish Oil Corporation – Plock	acquisition of bonds	06.07.2001-06.07.2006	spread or FX gain, plus fee	bonds	secondary market, private placement	50 000	39 590
Pia Piasecki S.A. –Kielce	commitment to take up CP	03.01.2001-03.01.2002	spread or FX gain, plus fee	commercial paper	secondary market, private placement	25 000	-
Pol Am Pack S.A. – Brzesko	standby CP facility	28.09.1999-29.03.2002	spread or FX gain, plus fee	commercial paper	secondary market, private placement	30 000	26 690
Techmex S.A. – Bielsko – Biała	acquisition of bonds	29.08.2001-31.07.2002	spread or FX gain	bonds	secondary market, private placement	35 000	-
Węglokoks S.A. – Katowice	agency	23.01.2000-23.01.2002	spread or FX gain	commercial paper	secondary market, private placement	130 000	-
Urtica Finanse S.A. - Wroclaw	bond issue	26.10.2001-25.10.2002	Fee	coupon bond	private placement	10 000	1 650
City of Gdansk	agency	31.10.1996-26.06.2003	interest coupon	municipal bonds	secondary market, private placement	33 100	-
						Total	119 260

3. Off balance sheet contingent liabilities

	thousand zloty December 31, 2001
3.1. Contingent commitments extended	9 764 895
of which:	
L/Cs	248 029
Guarantees	2 737 591
Undrawn lines of credit	6 779 275

Breakdown of L/Cs

	thousand zloty December 31, 2001
L/Cs, of which:	
Import L/Cs issued	184 874
Export L/Cs confirmed	63 155

Guarantees extended by the Bank comprise loan guarantees, other payment guarantees, including advance payment guarantees, performance bonds, bid bonds and bills endorsed.

The Bank establishes provisions against contingent liabilities in accordance with Resolution no. 8/1999 of the Commission for Banking Supervision on procedures for provisioning against the risk of banking operations, December 22, 1999 (as published in *Dziennik Urzedowy NBP* no. 26/99, item 43). At December 31, 2001, the balance of provisions established against contingent liabilities amounted to 125,913 thousand zloty.

3.2 Contingent commitments extended by the Bank to subsidiary and associated undertakings, outstanding at December 31, 2001

thousand zloty

	Subsidiaries	Associates	Total
Contingent commitments extended			
L/Cs	5 985	412	6 397
Guarantees	6 623	83 520	90 143
Undrawn lines of credit	118 656	35 652	154 308
Underwriting commitments	20 000	-	20 000

At December 31, 2001, the balance of provisions established against contingent liabilities undertaken with respect to subsidiary and associated undertakings amounted to 11,864 thousand zloty.

3.3 Contingent commitments received

At December 31, 2001, the contingent commitments received by the Bank amounted to 1,120,926 thousand zloty, representing guarantee commitments. At December 31, 2001, the Bank did not have any contingent commitments received from subsidiary and associated undertakings.

4. Commitments to central or local government

At December 31, 2001, the Bank had no commitments to central or local government arising on any title obtained to buildings or structures.

5. Termination of business segment

In 2001, the Bank made a legal separation of its brokerage business. On April 1, 2001, the brokerage business of COK BH, an organisationally separate establishment of the Bank, was transferred as a non-cash consideration, for shares in Dom Maklerski Banku Handlowego SA, a wholly-owned subsidiary of the Bank. The accounts of the latter undertaking at December 31, 2001, will be incorporated in the Bank's consolidated accounts at December 31, 2001, by the full consolidation method (see Introduction, section 3). The Bank does not envisage the termination of any business segment in 2002.

6. Assets in course of construction, building of premises and equipment, and internal development

In 2001, the Bank incurred additional expense of 4,352 thousand zloty for the purchase of the Flexcube software employed at the Bank, an item included in intangible assets. This expense included salaries, social insurance and other benefits for Bank staff employed in implementing the Flexcube IT system.

7. Capital expenditure and purchases

At December 31, 2001, expenditure on assets in course of construction amounted to 21,304 thousand zloty. Projected capital expenditure in 2002 amounts to 22,911 thousand zloty. Both expenditure on assets in course of construction and planned capital expenditure are primarily related to the modernisation and furnishing of buildings.

8. Significant transactions with connected parties

8.1 The Bank did not carry out any significant transactions involving the transfer of rights and obligations, with:

- members of management and the Supervisory Board,
- the spouses, siblings, ascendants or descendants of members of management and the Supervisory Board,
- other persons closely connected to members of management and the Supervisory Board.

8.2 Significant transactions with shareholders entitled to exercise at least 10% of votes at a General Meeting

The sole shareholder in the Bank entitled to exercise at least 10% of votes at a General Meeting is Citibank Overseas Investment Corporation, New Castle, USA ("COIC"), a subsidiary of Citibank N.A., which at December 31, 2001, was entitled to 91.39% of votes at a General Meeting of the Bank's shareholders. COIC and other undertakings belonging to Citigroup Inc. undertake various business transactions with the Bank.

At December 31, 2001, the sums carried on the balance sheet due to and from the undertakings of Citigroup Inc. (excluding interest), and the off balance sheet commitments extended to or received from those undertakings, were as follows:

thousand zloty

	December 31, 2001
Claims	3 546 350
of which:	
Placements	3 172 928
Liabilities	748 993
of which:	
Deposits	1 782
Borrowings	219 795
Off balance sheet guarantee commitments extended	55 396
Off balance sheet guarantee commitments received	61 622
Financial derivatives transactions	48 502 518

In the fourth quarter of 2001, the Bank sold its loan to OAO Gazprom, amounting to US$ 33,800,000, to a connected undertaking, namely, OOO Commercial Bank "Citibank T/O", Moscow. This loan represented a sub-participation in a syndicated loan arranged by Dresdner Bank. The Bank received from Citibank T/O 100% of the value of the loan at the transaction date.

8.3 Transactions with subsidiary and associated undertakings

Loans to subsidiary and associated undertakings, at carrying value (excluding interest), and interest and fee income received from such undertakings, as at and for the year ended December 31, 2001 are as follows:

thousand zloty

	Subsidiaries	**Associates**	**Total**
Loans, less provisions:			
due from financial institutions on			
-current accounts	18 341	5	18 346
-loans extended	702 915	-	702 915
due from other undertakings on			
-loans extended	-	101 672	101 672
-subordinated loans	123 478	-	123 478
-additional payments to the capital of private limited companies	57 614	1 535	59 149
-convertible bonds	52 384	-	52 384
Total claims	**954 732**	**103 212**	**1 057 944**
Interest and fee income	**73 076**	**33 156**	**106 232**

At December 31, 2001, the balance of provisions established against loans to subsidiary and associated undertakings amounted to 64,073 thousand zloty.

Liabilities to subsidiary and associated undertakings (excluding interest), and interest and fee expense due to such undertakings, as at and for the year ended December 31, 2001

thousand zloty

	Subsidiaries	Associates	Total
Liabilities:			
due to financial institutions on			
-current accounts	105 723	372	106 095
-deposits	91 152	579	91 731
due to other undertakings on			
-current accounts	22 287	6 252	28 539
-deposits	63 489	59 299	122 788
Total liabilities	**282 651**	**66 502**	**349 153**
Interest and fee expense incurred	**26 523**	**6 958**	**33 481**

On February 13, 2001, the Bank acquired from the National Bank of Poland (NBP) 34,549 shares, each with a par value of LUF 10,000, in Bank Handlowy International S.A., Luxembourg ("BHI"), representing an interest of 28.79% in the authorised capital of BHI and conferring the right to the same percentage of votes at a General Meeting of the latter bank's shareholders. Prior to this transaction, the Bank had held an interest of 44.33% in this company's authorised capital and the same proportion of voting rights at a general meeting. This transaction increased the Bank's holding in the share capital of BHI to 73.12%. The process of winding up this undertaking is currently in progress.

On March 14, 2001, a Preliminary Act of Sale was signed concerning shares in Cuprum Bank S.A., Lubin. This preliminary agreement involves the Bank's entire shareholding in the latter bank, representing an interest of 55.2% in its authorised capital and carrying 50.2% of voting rights at a general meeting of that bank's shareholders. Cuprum Bank S.A. is at present a subsidiary undertaking of the Bank. The Preliminary Act of Sale is a conditional agreement, containing covenants that defer performance of the transaction. The final act of sale is subject to fulfilment of the relevant covenants.

On April 1, 2001, the brokerage business of COK BH, an organisationally separate establishment of the Bank, was transferred to Dom Maklerski Banku Handlowego SA, which is a wholly-owned subsidiary of the Bank (see Introduction, section 4).

On May 18, 2001, the Bank carried out the exchange of 400 convertible bonds which it held, each with a par value of 100,000 zloty, for shares in the company of Pia Piasecki S.A. As result of this operation, the Bank acquired 4,000,000 shares in the company at a price of 10 zloty each, which constitutes an interest of 36.52% in that company's authorised capital and confers the same percentage of votes at a General Meeting of Shareholders. Prior to converting these bonds, the Bank did not hold any shares in that company.

On June 27, 2001, the Bank subscribed in full to a share issue of 6,000 thousand zloty that increased the authorised capital of a subsidiary undertaking, Towarzystwo Funduszy Inwestycyjnych BH S.A. The proportion of equity held by the Bank remained unchanged, at 100% of the authorised capital.

On June 27, 2001, in performance of an agreement concluded on December 21, 2000, the Bank sold part of the shares it held in a subsidiary undertaking, Mitteleuropaische Handelsbank AG, to NORD/LB Nordeutsche Landesbank Girozentrale, Hannover, with the shares concerned representing an interest of 22.80% in the authorised capital of the former company. As a result of this transaction, the Bank now holds 19.99% of the company's capital, and has reclassified this as a minority holding.

On September 18, 2001, the Bank sold its entire shareholding in an associated undertaking, Centro Internationale Handelsbank AG (Centrobank) to Raiffeisen Zentralbank Oesterreich AG (RZB, Austria), with this holding constituting 45.09% of the authorised capital of Centrobank and conferring the right to the same percentage of votes at a General Meeting of Shareholders.

On October 31, 2001, the Bank acquired shares in Hortex Holding S.A. equivalent to 14.73% of that company's authorised capital. As a result of this transaction, the Bank now holds an interest of 31.09% in the capital of that company and the same percentage of votes at a General Meeting of Shareholders. The acquisition of these shares was carried out solely for the purpose of resale.

On November 30, 2001, the Bank acquired shares in the private limited company of PPH Spomasz Sp. z o.o. representing 100% of that company's equity and entitling the Bank to 100% of votes at a General Meeting of Shareholders. The company is scheduled to be wound up.

On November, 30, a capital increase of the Bank's wholly-owned subsidiary Citileasing Sp. z o.o. was registered. The Bank acquired all shares of the new issue amounting to 20,000 thousand zloty.

On December 3, 2001, the Bank concluded an agreement with an associated undertaking, Mostostal Zabrze-Holding S.A., to terminate as of that date the Investment Agreement previously concluded between Mostostal Zabrze-Holding S.A. and the Bank on April 27, 2000, which had provided for the possibility of taking up that company's issue of series VI shares.

On December 27, 2001, an increase was registered in the capital of an associated undertaking, PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A., with the Bank participating in that increase on equal terms with PKO BP S.A., each taking up half of an additional share issue totalling 60,000 thousand zloty. The proportion of equity held by the Bank remained unchanged, at 50% of the authorised capital.

Bank Handlowy Finance B.V., a subsidiary undertaking in which the Bank held 100% of the authorised capital, was wound up as of December 31, 2001.

9. Joint ventures not subject to consolidation by the full consolidation or equity methods

In 2001, the Bank was not engaged in any joint ventures with connected undertakings.

10. Staffing

In 2001, average staffing at the Bank stood at 5,403 full-time equivalents, including 34 blue collar workers.

11. Compensation to members of management and Supervisory Board, including profit-sharing bonuses

The compensation paid to members of management (members of the Management Board and managing directors) in 2001 amounted to 6,675 thousand zloty (gross).

Compensation to members of management for posts held in the directing bodies of the Bank's subsidiary and associated undertakings in 2001 totalled 187 thousand zloty (gross).

Compensation to members of the Bank's Supervisory Board for 2001 totalled 476 thousand zloty (gross). Members of the Supervisory Board did not receive remuneration for posts held in the directing bodies of the Bank's subsidiary or associated undertakings.

12. Loans, advances, guarantees and endorsements extended to staff and to members of management and the Supervisory Board

At December 31, 2001, the Bank's exposures under loans, advances, guarantees and endorsements extended to staff and to members of management and the Supervisory Board were as follows:

thousand zloty

	Guarantees & endorsements	Bank loans & advances*	Loans from Works Welfare Fund
Staff	2 852	59 290	47 304
Management	519	-	-
Members of Supervisory Board	-	-	-
Total:	**3 371**	**59 290**	**47 304**

*.The interest rates and repayment schedules of loans and advances are established on market terms.

At December 31, 2001, members of management had drawn 2 thousand zloty in advance payments from the Bank. No advance payments had been made to members of the Supervisory Board.

At December 31, 2001, there were no outstanding advance payments, loans, advances, guarantees or endorsements extended to members of the Bank's management and Supervisory Board by the Bank's subsidiary or associated undertakings.

13. Significant events relating to prior periods reported in the annual accounts for 2001

In 2001, there were no significant events at the Bank relating to prior periods that had a material effect on the accounts for the reporting period.

14. Significant post balance sheet events not reported in the annual accounts for 2001

On February 4, 2002, a subscription agreement was concluded between the Bank and the European Investment Bank, whereby the Bank undertook to take up, on the primary market, bonds to a par value of 300,000,000 zloty, to be issued on February 14, 2002, at an issue price equivalent to 49.53 percent. This represents a further agreement with the European Investment Bank under a 3bn zloty bond issuance facility which the latter Bank has put in place. The bonds have a maturity of from 1 to 30 years, have been admitted for public trading, and are being issued in several tranches. By year end 2001, two issues had been performed, to a value of 200m zloty and 300m zloty.

On 7 March 2002 Citibank Overseas Investment Corporation, New Castle, USA („COIC"), a subsidiary od Citibank N.A., purchased a total of 753.300 ordinary series C bearer shares of Bank Handlowy. COIC is the parent company of Bank Handlowy. COIC acquired 376,650 shares from

Centaur Investment Corporation at 67.00 PLN per share and 376,650 shares from Foremost Investment Corporation at 67.00 PLN per share. Both those companies are members of Citigroup Inc.

On March 12, 2002, Citibank Overseas Investment Corporation ("COIC"), the parent of Bank Handlowy and a subsidiary of Citibank N.A., presented all Special Participating Convertible Bonds („Special Bonds") held by it for conversion into shares of Bank Handlowy. The number of Special Bonds presented for conversion is 17,648,500.

15. Financial data and inflation

The financial data reported in these financial statements have not been adjusted for inflation. Over the twelve months ended December 31, 1999, December 31, 2000, and December 31, 2001, inflation as measured by the Consumer Price Index (December-on-December) did not exceed 20%, running at 9.8%, 8.5% and 3.6% in the respective periods concerned. The above inflation rates have been taken from the Statistical Bulletin published by the Central Statistical Office.

16. Changes to accounting policies in 2001

In the financial statements as at December 31, 2001, and for the year then ended the Bank introduced two accounting policy and management estimate changes (see: Introduction p. 8):

- for the first time ever the Bank created an accrual for retirement and length of service bonuses for employees covered by the Collective Labour Agreement; this accrual, in the amount of PLN 25,000 thousand, directly increased the Bank's general expenses for the period
- the Bank adopted the 22% tax rate for the measurement of the deferred tax asset on specific provisions for loan losses in place of the 28% tax rate used previously; this rate has been enacted and will come into force starting from 2004; as the Bank now assumed that the loan losses for which provisions have been created will not generally crystallize earlier for tax purposes. The new rate used increased income tax expense reported by PLN 60,312 thousand zloty.

17. Reconciliation of differences between data presented in the accounts, together with comparable financial data, and previously published accounts

The financial data referring to 2000 contained in the present accounts have not been altered and correspond to those presented in the previously published accounts for 2000.

In the Annual Report for 2001, changes arising from the audit of the Bank's books of account have been performed in relation to data included in the previously published quarterly report for the fourth quarter of 2001 with respect to the balance sheet, off balance sheet items, profit and loss account, and cash flow statement. The effect of these changes has been to increase total assets by 31,467 thousand zloty, decrease net earnings by 21,293 thousand zloty, and increase off balance sheet items by 1.333.488 thousand zloty.

18. Currency mix of assets and liabilities

The Bank's foreign exchange position at December 31, 2001, has been calculated in compliance with the principles specified in Resolution no. 2/2000 of the Commission for Banking Supervision on the establishment of a normative provision for permissible foreign exchange risk in banking activities, November 8, 2000 (as published in *Dziennik Urzedowy NBP* no. 15/2000, item 27).

At December 31, 2001, the Bank's FX positions in the major currencies were as follows:

thousand zloty

Country	Currency	Assets	Liabilities	OBS amounts receivable	OBS amounts payable	Position: long (+) / short (-)
USA	USD	14 842 551	12 764 705	22 864 093	24 975 642	(33,703)
European Union	EUR	8 535 719	8 029 594	3 608 498	3 915 730	198,893
UK	GBP	486 140	589 879	116 100	13 131	(770)
Switzerland	CHF	1 198 555	644 112	443 794	995 571	2,666
Sweden	SEK	223 982	228 555	49 218	44 648	(3)
Denmark	DKK	46 329	47 733	0	1 611	(3,015)
Australia	AUD	2 854	2 592	0	1 220	(958)
Norway	NOK	7 295	6 502	0	1 811	(1,018)
Canada	CAD	94 426	94 788	0	102	(464)
Japan	JPY	69 183	34 067	18 889	54 360	(355)
Czech Republic	CZK	463 658	279 797	315 980	505 668	(5,827)
Hungary	HUF	814	664	0	0	150
Total non-convertible currencies		199,259	199 903	0	0	(644)
Total		26 170 765	22 922 891	27 416 572	30 509 494	
Overall net position						201 709

Euro component currencies:

thousand zloty

Country	Currency	Assets	Liabilities	OBS amounts receivable	OBS amounts payable	Position: long (+) / short (-)
Germany	DEM	367 610	299 922	97	0	67 786
European Union	EUR	8 019 977	7 696 045	3 608 401	3 914 629	17 704
Belgium	BEF	108 679	2 459	0	0	106 220
Austria	ATS	1 915	1 992	0	0	(77)
France	FRF	17 348	16 169	0	1 101	78
Italy	ITL	12 485	6 564	0	0	5 921
Holland	NLG	4 250	3 484	0	0	766
Spain	ESP	1 476	1 259	0	0	217
Finland	FIM	1 682	1 473	0	0	209
Ireland	IEP	232	200	0	0	32
Portugal	PTE	31	27	0	0	4
Greece	GRD	33	0	0	0	33
Total		8 535 644	8 029 594	3 608 498	3 915 730	198 893

During 2001, the Bank did not exceed the regulatory limits permissible for foreign exchange risk. At December 31, 2001, the Bank's FX risk capital amounted to 2,262,381 thousand zloty, which was greater than the Bank's capital requirement against foreign exchange risk, being 15,493 thousand zloty.

In calculating its capital requirement against foreign exchange risk, the Bank applies the standardised method, as specified in Resolution no. 2/2000 of the Commission for Banking Supervision, November 8, 2000.

19. Sources and uses of funds

thousand zloty

Sources of funds	**December 31, 2001**
Banks and other financial institutions	5 107 710
Customers and government	17 210 185
Other external sources	4 926 855
Capital funds, including earnings	5 905 690
Total sources of funds	**33 150 440**

thousand zloty

Uses of funds	**December 31, 2001**
Placements at banks	5 298 049
Advances to customers and government	14 200 047
Securities, including equities	3 104 872
Other uses	10 547 472
Total uses of funds	**33 150 440**

The funds taken from customers and government in connection with transactions performed via the Bank's branch offices, and the corresponding advances made to customers and government, are shown below as at December 31, 2001. These items are broken down by region, in line with the organisation of the Bank's branch network.

thousand zloty

Name of region / Trade area by voivodship and borough	**Funds taken from customers & government**	**Advances made to customers & government**
Bydgoszcz Region voivodships: Kujawy Pomerania, Pomerania, Warmia & Mazuria and following boroughs from Western Pomerania: Sławno, Koszalin, Kołobrzeg, Białogard, Świdwin, Szczecinek, Drawsko, municipal borough of Koszalin	796 525	1 322 575
Cracow Region voivodships: Podkarpacie, Świętokrzyskie, and Małopolska excluding boroughs assigned to Katowice Region	459 020	738 950
Katowice Region voivodships: Silesia, Opole and following boroughs from Małopolska: Chrzanów, Oświęcim	1 013 666	1 052 013
Poznan Region voivodships: Lubusz, Wielkopolska and Western Pomerania excluding boroughs assigned to Bydgoszcz Region	1 194 958	1 867 626
Warsaw Region city of Warsaw and following voivodships: Mazovia, Lublin, Lodz and Podlasie	9 317 614	7 669 390
Wroclaw Region voivodship: Lower Silesia	150 289	376 356
CITIBANK Retail Banking Sector	4 278 113	1 173 137
Total	**17 210 185**	**14 200 047**

20. Income and expense of brokerage activity

As of April 1, 2001, the Bank no longer conducts brokerage activity through its own establishments. Brokerage activity is carried on via the offices of the Bank's wholly-owned subsidiary, Dom Maklerski Banku Handlowego S.A. The accounts of Dom Maklerski Banku Handlowego S.A. at December 31, 2001, will be incorporated in the Bank's consolidated accounts at December 31, 2001, by the full consolidation method (see Introduction, section 3).

21. Selected financial data

The selected financial data presented on the title page of these accounts are expressed in two currencies: in zloty and in euros.

Selected items of assets and of liabilities and capital, taken from the balance sheet, have been translated at the rate of 3.5219 zloty to the euro, which constitutes the mid-rate for the euro published by the National Bank of Poland and ruling on December 31, 2001. Particular items of the profit and loss account and diluted earnings per ordinary share (twelve months) have been translated at the rate of 3.6509 zloty to the euro, which constitutes the arithmetical mean of the euro mid-rates published by the National Bank of Poland and ruling on the final days of each month of 2001.

22. Basic items of the balance sheet, profit and loss account and cash flow statement, unrounded

1. The balance sheet compiled at December 31, shows total assets, and total liabilities and capital, of 33,150,439,978.20 zloty.

2. Off balance sheet items at December 31, 2001, amounted to 123,633,765,216.59 zloty, with contingent commitments extended standing at 9,764,894,836.60 zloty.

3. The profit and loss account for the period from January 1, 2001, to December 31, 2001, shows net earnings of 163,636,000.16 zloty.

4. The cash flow statement for the period from January 1, 2001, to December 31, 2001, shows an increase in net cash and cash equivalents of 1,919,490,522.06 zloty.

Signatures of all members of the Management Board

date	name	post held	signature
25.03.2001 r.	Cezary Stypułkowski	President	
25.03.2001 r.	Shirish Apte	Vice President	
25.03.2001 r.	Wiesław Kalinowski	Vice President	
25.03.2001 r.	Philip King	Vice President	
25.03.2001 r.	Witold Walkowiak	Vice President	
25.03.2001 r.	Edward Brendan Ward	Vice President	

The Auditor's Report

BANK HANDLOWY W WARSZAWIE SA

AUDITOR'S REPORT ON THE AUDIT OF FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2001

Contents

1 General

1.1 General information on the Bank

1.1.1 Bank name

Bank Handlowy w Warszawie SA

1.1.2 Registered office

ul. Chałubińskiego 8
00 – 613 Warsaw

1.1.3 Commercial registration

Seat of the court:	Warsaw (registered by Regional Court for the city of Warsaw)
Date:	22 February 2001
Registration number:	KRS 000 000 1538

1.1.4 Tax Office and Provincial Statistical Office registration

NIP:	526-030-02-91
REGON:	000013037

1.2 Auditor information

KPMG Polska Audyt Sp. z o.o.
ul. Chłodna 51, XVI floor
00-867 Warsaw

KPMG Polska Audyt Sp. z o.o. is registered as a company authorised to audit financial statements (number 458).

1.3 Legal status

1.3.1 Share capital

The Bank was founded under the Notarial Deed dated 13 April 1870.

The share capital of the Bank as at 31 December 2001 amounted to PLN 430,308,400 divided into 107,577,100 ordinary bearer shares with a nominal value of PLN 4 each.

1.3.2 Activities of the Bank

According to the Bank's Statute, the main activities include:

- opening and maintaining bank accounts both domestically and abroad;
- accepting savings deposits and term deposits;
- performing settlements in all forms accepted in international banking relations;
- granting credits and loans in Poland and abroad;
- operations with cheques and promissory notes;
- accepting money deposits;
- granting and accepting guarantees;
- dealing with foreign exchange values for its own account or for the account of third parties and facilitating transactions abroad;
- issuing banking securities;
- activities in respect of issue of securities in favour of third parties;
- performing safe-keeping of valuables and securities;
- offering cards and effecting operations with cards;
- purchasing and selling of receivables;
- performing term financial operations;
- performing banking activities ordered by other banks.

Additionally, the Bank may:

- take over and purchase shares, share rights and stakes in banks and shares in companies providing services for banks
- serve the State Budget borrowings;
- act as custodian, among other as a depository bank for pension and investment funds;
- arrange and serve financial lease-agreements;
- provide factoring services;
- purchase and sell securities in favour of its own and third parties;
- provide brokerage services and maintain securities accounts by own brokerage house;
- provide consulting and advisory services in respect of financial issues;
- take up commitments connected with security issues;
- take over and purchase shares, share rights and stakes in non-banks, as well as keep trust units;
- operate as a representative bank as defined in the Act on Bonds;
- purchase and sell real estate and mortgages receivable;
- account for trading on securities, property rights and derivatives;

- convert debts, under conditions agreed with a debtor, into debtor's assets;
- purchase and sell derivatives in favour of its own and third parties;
- provide financial services in a form of soliciting as defined in Act on Organisation and Activities of Pension Funds;
- co-operate with other domestic and foreign bank and other institutions;
- accept orders to purchase, sell or subscribe for participation units and investment certificates of investment fund;
- render insurance agency services.

1.3.3 Board of Directors

At 31 December 2001, the Management Board of the Bank was comprised of the following members:

President of the Management Board	Cezary Stypułkowski
Vice-president of the Management Board	Shirish Apte
Vice-president of the Management Board	Wiesław Kalinowski
Vice-president of the Management Board	Philip King
Vice-president of the Management Board	Witold Walkowiak
Vice-president of the Management Board	Edward Brendan Ward

1.3.4 Supervisory Board

At 31 December 2001, the Supervisory Board of the Bank was comprised of the following members:

President	Stanisław Sołtysiński
Vice President	Jean Paul Votron
Member	Goran Collert
Member	Henrich Focke
Member	Krzysztof Grabowski
Member	Mirosław Gryszka
Member	Allan Hirst
Member	Krzysztof Opawski
Member	Ryszard Pessel
Member	Carlos Urrutia
Member	Edward Walsh
Member	Ryszard Wierzba

1.4 Prior period financial statements

The financial statements for the period from 1 January 2000 to 31 December 2000 were audited by KPMG Polska Audyt Sp. z o.o. and received an unqualified opinion.

The financial statements were approved at the Shareholders Meeting on 25 June 2001 where it was resolved to distribute the profit from the prior financial year in the amount of PLN 204,711 thousand as follows:

	PLN '000
Dividend for shareholders	130,659
General risk fund	50,000
Equity reserves	21,052
Staff benefit fund	3,000
Total	**204,711**

The closing balances as at 31 December 2000 have been properly recorded as the opening balances as at 1 January 2001.

The financial statements of the Bank for the year ended 31 December 2000 were published in the "National Journal" No. B-408 dated 29 August 2001.

1.5 Audit scope and responsibilities

In accordance to an engagement agreement dated 27 December 2001, we have audited the financial statements of the Bank comprising of the following:

1. introduction;
2. the balance sheet as at 31 December 2001, with total assets and total liabilities and equity of PLN 33,150,440 thousand;
3. the statement of contingencies and commitments granted as at 31 December 2001 amounting to PLN 9,764,895 thousand;
4. the profit and loss account for the year then ended with a net profit of PLN 163,636 thousand;
5. the statement of changes in shareholders' equity for the year then ended, with the equity as at 31 December 2001 of PLN 5,905,690 thousand;
6. the cash flow statement for the year then ended with an increase in cash amounting to PLN 1,919,490 thousand; and
7. notes to the financial statements.

We conducted the audit in accordance with International Standards on Auditing, as issued by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Official Journal No. 121, item 591 with subsequent amendments) and the professional norms established by the Polish National Council of Certified Auditors.

According to paragraph No. 52 of the above-mentioned Accounting Act, these financial statements are the responsibility of the Bank's management. We have conducted an independent audit of these financial statements in order to express an opinion thereon and present this, together with a written auditors' report, addressed to the Bank's Shareholders.

On 25 March 2002 the Bank's directors submitted a representation letter as to the completeness, fairness and accuracy of the financial statements presented for audit which, amongst other things, confirmed that there were no undisclosed matters significantly influencing the information presented in the financial statements for the year ending 31 December 2001.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

KPMG Polska Audyt Sp. z o.o. is independent of the Bank and the scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Polska Audyt Sp. z o.o.

2 Financial analysis of the Bank

2.1 Summary of the financial statements

Detailed information relating to balance sheet, profit and loss and cash flow items are included in the Bank's financial statements.

2.1.1 Balance sheet

ASSETS	31 December 2001 PLN '000	31 December 2000 PLN '000
Cash and balances with Central Bank	2,322,443	699,315
Placements with, loans and advances to other banks	6,986,733	5,703,753
Loans and advances to customers	14,200,047	10,054,121
Debt securities	2,462,497	1,454,331
Investments in subsidiary undertakings	347,302	124,236
Investments in associated undertakings	217,185	407,568
Minority investments	57,770	87,514
Other securities and property rights	20,119	20,119
Intangible fixed assets	1,482,884	66,952
Tangible fixed assets	902,732	664,275
Other assets	3,851,119	1,547,206
Interperiod settlements	299,609	173,103
TOTAL ASSETS	33,150,440	21,002,493

LIABILITIES	31 December 2001 PLN '000	31 December 2000 PLN '000
Due to Central Bank	212,486	315,483
Deposits from other banks	4,895,223	5,356,138
Customer deposits	17,210,185	10,166,268
Securities issued	-	4
Funds for staff benefit and other liabilities	3,773,452	1,095,356
Accruals and deferred income	727,491	554,363
Provisions	425,913	275,330
Share capital	430,308	279,670
Equity reserves	3,044,585	538,000
Revaluation reserve	76,958	77,860
Other reserves	2,190,203	2,139,310
Net profit	163,636	204,711
TOTAL LIABILITIES	33,150,440	21,002,493

OFF-BALANCE SHEET ITEMS	31 December 2001 PLN '000	31 December 2000 PLN '000
Commitments granted	9,764,895	6,094,946
Commitments received	1,120,926	728,119
Commitments due to sale/purchase operations	111,356,152	23,166,816
Other off-balance sheet items	1,391,792	913,698
TOTAL OFF-BALANCE SHEET ITEMS	123,633,765	30,903,579

2.1.2 Profit and loss account

	01.01.2001 – 31.12.2001 PLN '000	01.01.2000 - 31.12.2000 PLN '000
Interest income	2,701,174	2,128,465
Interest expense	(1,961,546)	(1,403,199)
Net interest income	739,628	725,266
Fee and commission income	529,689	366,704
Fee and commission expense	(45,043)	(35,035)
Net fee and commission income	484,646	331,669
Income from shares and other securities	50,436	18,748
Net result on financial operations	16,328	(3,063)
Net profit on foreign exchange	783,468	482,658
Profit on banking activity	2,074,506	1,555,278
Other operating income	80,192	81,252
Other operating expenses	(90,682)	(59,988)
General expenses	(1,051,475)	(816,835)
Depreciation	(160,903)	(119,434)
Charges to provisions	(1,064,053)	(724,583)
Release of provisions	560,232	369,756
Net charge to provisions	(503,821)	(354,827)
Operating profit	347,817	288,446
Extraordinary gains (losses)	13	19
Profit before taxation	347,830	285,465
Corporate income tax	(184,194)	(80,754)
Net profit	163,636	204,711

2.2 Selected financial ratios

		31 Dec 2001 PLN '000	31 Dec 2000 PLN '000
Total assets	(1)	33,150,440	21,002,493
Profit before taxation		347,830	285,465
Net profit	(2)	163,636	204,711
Net shareholders funds (excluding current year's profit)		5,742,054	3,034,840
Capital adequacy ratio		21.2%	15.6%
Net profit to average own equity		3.7%	7.1%
Net profit to average balance of assets		0.6%	1.0%
Tax to profit before taxation	(3)	53.0%	28.3%
Net shareholders funds as a proportion of total funds		17.8%	15.4%
Loans and advances to customers to total assets		42.8%	47.9%

The rate of consumer price inflation during the year ended 31 December 2001 was 3.6% based on Główny Urząd Statystyczny (Central Statistical Office), and in the same period exchange rate of USD against PLN decreased by 3.9% to 3.9863.

2.3 Interpretation of selected financial ratios

In the following analysis of selected financial ratios, the data for 2000 relates to Bank Handlowy w Warszawie SA before its merger with Citibank (Poland) S.A. in February 2001. For more details on the merger, please refer to the Introduction of the Bank's financial statements (point 4).

(1) The Bank's assets and liabilities increased as compared to 31 December 2000 by PLN 12,147,947 thousand (i.e. 57.8%). The majority of changes resulted from the merger of Bank Handlowy w Warszawie SA with Citibank (Poland) on 28 February, 2001. Total assets of Citibank (Poland) S.A. amounted to PLN 9,641,927 thousand on the date of the merger. The most significant increases were noted in the following positions: 'cash and operations with Central Bank' by 232.1%, 'net due from non-financial sector' by 41.2% and 'other assets' by 148.9%. The increase of liabilities is mainly a result of changes in the following positions: 'other liabilities' (in this: financial instruments settlements) increase by 244.5% and 'due to non-financial and budget sector' by 69.3%.

(2) Net profit for the 12 months ended 31 December 2001 decreased in comparison with the prior year by PLN 41,075 thousand (i.e. 20.1%). This change resulted mainly from the increase of taxation by PLN 103,440 thousand (i.e. 128.1%).

(3) The effective tax charge increased from 28.3% in 2000 to 53.0% in 2001. The increase is due to higher permanent differences in 2001. The increase was due, in part, to application of lower future rates of tax (according to the actual tax legislation) to deferred tax amounts.

3 Detailed report

3.1 Accounting records

To the date of the merger of Bank Handlowy w Warszawie SA with Citibank (Poland) S.A. on 28 February, 2002, the Bank's Chart of Accounts was employed consistently within the whole Bank and was based on the Banking Chart of Accounts introduced by the Regulation of the President of NBP No. 4/95 dated 22 February 1995 (Official Journal of the NBP No. 6, item 11 with subsequent amendments). Currently, the Bank is in the process of updating its Chart of Accounts and implementation of a new computer system. During 2001 the Bank's financial statements records are maintained in different computer systems. These systems were closed independently at 31 December 2001. In order to generate the Bank's financial statements, the general ledgers produced separately in the aforementioned systems were consolidated.

3.2 Internal control

The internal controls in place are designed to ensure completeness of documentation and presentation of assets and liabilities, income and expense and contingent liabilities. Authorised persons approve transactions performed by the Bank. The system of internal controls provides adequate segregation of duties concerning the realisation of transactions and recording them in the accounting system.

The Bank maintains an Internal Audit Department. As at 31 December 2001 it employed 18 people. Activities of the Internal Audit Department are based on previously approved annual plans, but may also include ad hoc audits.

3.3 Notes to the financial statements

Information included in the notes to the financial statements (introduction, notes and additional notes) is presented completely and accurately. The introduction, notes and additional notes to the financial statements form an integral part of the financial statements.

3.4 Statement of cash flows

The statement of cash flows has been properly prepared and is consistent with the balance sheet and profit and loss account.

3.5 Directors' report on the Bank's activities

The information presented in the Management Report on the Bank's activities is consistent with the financial statements.

3.6 Changes in Polish Accounting Act

From 1 January 2002, a new accounting act came into force in Poland. Changes introduced are to bring existing Polish Accounting Standards further in line with the International Accounting Standards. The effect of changes to the accounting policies applied in these financial statements at 31 December 2001 has not been quantified by the Bank, however it is not anticipated that such changes will have a significant impact on the net assets of the Bank

3.7 Information on the auditors' opinion

Based on our audit of the financial statements as of and for the year ended 31 December 2001 we have issued an unqualified opinion.

signed on the Polish original

....

Certified Auditor No. 3683/5018
Janina Skwarka

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Certified Auditor No. 796/1670
Bogdan Dębicki,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Richard Cysarz, Proxy

Warsaw, 25 March 2002

Report on Operations, 2001

BANK HANDLOWY W WARSZAWIE SA

REPORT ON OPERATIONS

2001

Contents

I. THE POLISH ECONOMY IN 2001

1. Key macroeconomic trends

In 2001, the development of the Polish economy was affected by an acceleration of recessionary processes both at home and abroad. Nonetheless, the clear weakening in business activity was accompanied by a marked improvement in the level of both internal and external equilibrium.

Preliminary figures indicate that real GDP growth came to 1.1%, the lowest increase since the recession of the early 1990s. The principal factor behind slow GDP growth was a fall in investment, with gross capital formation dropping 13.8%, including a 12.9% decline in fixed investment. This fall was primarily responsible for the 2% decrease in domestic demand recorded in 2001. Consumption growth was also slacker, at just 1.8%, with personal consumption up 2.1%, whereas a year earlier the corresponding figures had stood at 2.4% and 2.6%, respectively.

Industry slid into recession. Industrial output contracted in absolute terms from the second quarter onwards, and over the whole of 2001 slipped 0.2% on the previous year, with manufacturing output down 0.6%. Last year also saw the slump in construction become more pronounced, with output here sinking almost 10%.

One consequence of sluggish economic growth, and also of demographic changes and the continuation of restructuring within the economy, was a surge in the rate of registered unemployment, which leapt to 17.4% in December 2001, as against 15% twelve months before. The jobless total increased to over 3.1 million.

With domestic demand growth negative last year, the economic expansion that did occur was driven by foreign demand. On a cash basis, exports rose 7.2% year-on-year, while imports went up just 1.3%, which is traceable to weak domestic demand, low oil prices and zloty appreciation. However, a gradual slowdown in export growth had already become visible by the latter half of the year, the result of poorer economic activity worldwide, and particularly in the EU countries. With growth in exports outpacing that of imports, the trade gap narrowed, leading to a decrease in the current account deficit, which dropped to US$ 7.04bn, or 4% of GDP, compared to 6.3% a year before. The pattern of financing for this deficit also improved, with a dominant role being played by foreign direct investment (accounting for over 90% of the deficit), despite FDI coming down in nominal terms compared to 2000 due to the weaker Polish economy and the smaller scale of privatisation. The official reserve assets declined US$ 901m in 2001, to stand at US$ 26.6bn, mainly as a result of the early repayment of Polish government debt to Brazil, which was partly funded from the foreign exchange reserves of the central bank.

The year 2001 brought a distinct fall in inflation. The annual increase in the Consumer Price Index (CPI) declined to 3.6% in December, as against 8.5% a year earlier, thereby well undershooting the 6%-8% inflation target set by the National Bank of Poland (NBP). Producer price growth (as measured by the PPI) was 0.2% lower December-on-December, and annualised average growth came to 1.6%. The most important factors constraining inflation were positive price shocks (fuel prices down 17.6% over the year, and moderate food price growth), weak consumer demand, and the appreciation of the zloty.

Growth in monetary aggregates did not represent any threat to the process of containing inflationary pressure. Money supply growth stood at 40.4bn zloty, equivalent to an annual 13.6%. Total deposits rose 14% (as against 15.5% in 2000, albeit in a situation of much higher inflation), which attests to a maintenance of the propensity to save despite the reduction in deposit rates in the wake of successive cuts in official interest rates. The second half of the year saw growth in foreign currency deposits pick up substantially, while the final two months witnessed waning growth in zloty deposits (particularly personal balances); the latter was undoubtedly linked to the introduction of a tax on interest income. The downward trend in lending growth, a positive factor in holding down inflation, was sustained both for personal outstandings (up just under 15%, compared to 32% in 2000) and loans to corporates (up 5.4%, as against 13.5%), which constituted yet another confirmation of sagging domestic demand.

The optimistic macroeconomic assumptions written into the draft Budget for 2001, which yielded a large overestimation of government receipts, had by mid-year already made it necessary to revise the Budget (adjusting the deficit target upwards by 8.6bn zloty relative to the original 20.5bn). In December, the new Government decided to carry out a second revision, raising the ceiling on government spending and increasing the deficit target by a further 3.8bn zloty in order to make good part of the debt outstanding from the years 1998-2000 (although this did not include arrears in transfers to open-ended pension funds). As a result, the projected deficit was increased to 32.9bn zloty, some 4.5% of GDP, and funded by larger issues of Treasury securities and by Eurobonds. In the event, the government deficit came to 32.6bn zloty, equivalent to 98.8% of the target as revised.

Basic economic indicators

	2001	2000	1999	Change, 2000/2001
	% change on previous year			
Gross Domestic Product (real growth)	1.1	4.0	4.1	-2.9
Personal consumption	2.1	2.6	5.2	-0.5
Gross fixed investment	-10.2	2.7	6.8	-12.9
Industrial output (real growth)	-0.2	7.1	4.4	-7.3
Inflation	December/December			
CPI	105.5	108.5	109.8	-3.0
PPI	101.6	105.7	108.1	-4.1
Unemployment, December (%)	17.4	15.0	13.0	2.4
	% GDP			
Government deficit	4.5	2.2	2.0	2.3
Current deficit	4.0	6.3	7.5	-2.3
	US$ million			
Exports, goods	30 281	28 257	26 347	7.2
Imports, goods	41 962	41 424	40 727	1.3
Balance of trade	-11 681	-13 167	-14 380	-11.3
Current balance	-7 040	-9 952	-11 569	-29.3

2. *The zloty money market and FX market*

With inflationary pressure ebbing markedly and economic stagnation deepening, the National Bank of Poland gradually loosened its monetary policy in 2001, carrying out six cuts in official interest rates, totalling seven and a half points altogether. As a result, at year end

2001 the lombard rate stood at 15.5% and the rediscount rate at 14.0%, while the reference rate (the minimum rate on 28-day reverse repos) stood at 11.5%. Nevertheless, the exceptionally steep fall in inflation (down from an annual 8.5% in December 2000 to 3.6% in December 2001) meant that real interest rates stayed in double figures for the greater part of the year, remaining the highest among those emerging markets of comparable investment risk, which had specific consequences for developments on the market for debt securities.

Cuts in base rates led to a steady decline in interbank rates, which were also impacted by the open market operations conducted by the central bank (primarily reverse repos involving NBP money market bills). The National Bank also continued outright sales, begun in September 2000, of Treasury bonds issued as a result of the conversion of Treasury liabilities to the NBP into negotiable securities; these sales are intended to achieve an "operational liquidity shortage" within the banking system, thereby heightening the effectiveness of interest rate policies.

The policy of bringing down base rates little by little was one of the main factors conditioning the situation on the Treasury bill market. Combined with the high level of real interest rates, this produced record demand for T-bills (139bn zloty), which – despite the very large supply of bills on the primary market, amounting to almost 50bn zloty – pushed prices up and yields down; this downtrend in yields was also maintained on the secondary T-bill market and on the T-bond market.

The dominant trend on the Polish FX market in 2001 was for the zloty to appreciate strongly in both nominal and real terms. The twelve-month average value of the dollar slipped to 4.0976 zloty in 2001 from 4.3455 zloty a year previously, representing nominal zloty appreciation against that currency of 5.7%. The euro traded at an average of 3.5867 zloty during the year, down from 4.0114 zloty in 2000, with the zloty thus gaining a hefty 10.6% against the single currency in nominal terms, which was largely the result of last year's euro depreciation against the dollar. In relation to the reference currency basket (the "virtual basket", as it existed before the zloty was floated), the zloty gained a nominal 8.4%, while in real terms it went up some 6.5% (as adjusted by annualised average PPI inflation of 1.6%). Over the whole year, the zloty dipped sharply only once, in July, due to the financial difficulties being suffered by Argentina and Turkey, and also because of the statement by Leszek Miller that a financial crisis in Poland was probable.

Zloty appreciation in 2001 was chiefly fed by an influx of foreign portfolio investment targetting Polish debt securities, the result of the high yields obtainable on these and the slow narrowing of interest rate differentials. Another factor attracting foreign investors to Poland was the decrease in investment risk issuing from the gradual restoration of macroeconomic equilibrium, particularly external equilibrium. Last year's zloty appreciation was also fuelled by the inflow of capital associated with the privatisation of further Polish companies, although the smaller scale of privatisation meant that this factor was of much less importance to the zloty than it had been in previous years.

3. *The banking sector*

The slowdown in the economy in 2001 and deterioration in the financial situation of both corporates and persons led to weaker growth in income from banking activity and in total assets at the banks, especially in the size of loan books. Preliminary figures from the NBP put

the net earnings of the banking sector in 2001 at 4.5bn zloty, an increase of 7% on the year before. However, this increase was made possible almost exclusively by stronger earnings at the two largest retail banks, while the remaining banks together recorded a fall in profits of 24%.

Growth in the sector's net earnings from banking activity declined to 5%. A major factor behind this was the narrowing of interest margins as asset yields dropped (the reasons for this included falling interest rates at home and abroad, and also the rise in the relative proportion of foreign currency assets, earning lower rates of interest), together with a decrease in the relative share of performing assets as loss assets increased dramatically. However, the adverse effect of movements in interest margins was offset by growth in non-interest income. Particularly rapid growth was seen in net FX gains (up 64%), the result of the banks' active involvement on the currency market, including in forwards and options.

In response to flagging growth in income, some institutions undertook restructuring measures, which allowed growth in expense within the banking industry to be reduced to 3%, the lowest level for several years. An especially large part in cutting costs was played by staff downsizing, which was additionally encouraged by consolidations and by the expanding application of modern banking technologies.

The banks experienced a further worsening in loan portfolio quality, expressed in a rising proportion of irregular assets within those portfolios. This is attributable to the decline in the credit capacity of their customers, particularly corporate ones, due to the mounting crisis within the Polish economy. The upshot of this was that net provisioning expense climbed 14%, to 5.1bn zloty. Overall provisioning expense was further increased by the steep downturn on the capital market, which forced banks to establish additional valuation allowances against financial fixed assets.

The year 2001 brought a continuation of consolidations within the banking industry. Of the 20 largest banks at the beginning of 2001 by total footing, 6 were incorporated into other institutions in the course of the year as a result of mergers. At year end, the concentration ratio within the industry, as measured by the proportion of total banking sector assets held by the 10 largest banks, stood at 76%, compared to 67% at the end of 2000.

4. *The capital market*

The year 2001 was exceptionally unfortunate for stock market investors. From January to September, the Warsaw Stock Exchange was in the grip of an acute slump that represented a continuation of the downward trend begun back in the first half of 2000. This downswing was linked to the deteriorating economic environment both in Poland and abroad. An improvement in investor sentiment was not forthcoming until the fourth quarter, when the market began pricing in an expected economic upturn and healthier company profits, these being projected to follow on from the monetary easing carried out by the central bank.

All in all, the main Warsaw share index, the WIG, lost 22.0% over the year, as against a decline of 1.3% the year before. The WIG-20 index, which tracks the largest companies by market capitalisation and turnover, tumbled even further, sliding 33.5%, compared to a 1.5% increase in 2000. In this context, the share prices commanded by the banks listed on the Warsaw Exchange fared relatively well. The WIG-BANKI index gained 8.9%, whereas in

2001 it had gone down 4.1%. Stock exchange turnover in 2001 came to 84.5bn zloty (down 53% on 2000), while total market capitalisation at year end stood at 103.4bn zloty (down 21%). The number of companies listed on the Warsaw Exchange rose from 225 to 230.

II. MAJOR EVENTS EXERTING A SIGNIFICANT INFLUENCE ON THE BUSINESS AND EARNINGS OF THE BANK IN 2001

- On January 12, 2001, the Polish Treasury transferred to PKO Bank Polski S.A. 1,558,067 shares in the Bank, which then represented 2.23% of the Bank's authorised capital and confer the right to 1,558,067 votes at the General Meeting of Shareholders, this constituting 2.23% of all voting rights. Following the transaction, the Treasury held 3,250,000 shares in the Bank, representing 4.65% of the Bank's authorised capital and conferring the right to 3,250,000 votes at a General Meeting of Shareholders, which constituted 4.65% of all voting rights.

- On January 16, 2001, a subsidiary undertaking of the Bank, Handlowy Inwestycje Sp. z o.o., Warsaw, sold 6,134 shares in Danuta S.A., Malbork, to D International Sp. z o.o., these representing an interest of 28.77% in the equity of Danuta S.A. and conferring the right to 28.77% of votes at a General Meeting of that company's Shareholders.

- On January 29, 2001, Citibank Overseas Investment Corporation, New Castle, USA ("COIC"), in an off-market transaction acquired 437,500 of the Bank's Series I Convertible Bonds, admitted for public trading, from ZCI Netherlands B.V., a subsidiary of Zurich Financial Services. After the transaction COIC held 17,648,500 of the Bank's Convertible Bonds, which are exchangeable for 17,648,500 shares at dates set by the Management Board.

- On February 13, 2001, the Bank acquired from the National Bank of Poland 34,549 shares in Bank Handlowy International S.A., Luxembourg ("BHI"), representing an interest of 28.79% in the share capital of BHI and conferring the right to the same percentage of votes at that bank's General Meeting of Shareholders. The acquisition of these shares in BHI stemmed from a conditional agreement, concluded on December 27, 2000, by which the Bank was to purchase all shares in BHI held by the NBP. In line with the provisions of that agreement, the Bank had obtained the requisite approvals for the transaction from the Supervisory Board of BHI and the Luxembourg Monetary Institute. As a result of the transaction, the Bank holds 87,741 shares in BHI, constituting 73.12% of its share capital.

- **On February 28, 2001, the Registry Court entered in the business register maintained at the National Court Registry the merger of the Bank and Citibank (Poland) S.A. ("CPSA") performed pursuant to resolutions of extraordinary general meetings of shareholders of both the banks adopted on November 3, 2000 ("the Merger"), and registered the increase in the authorised capital of Bank Handlowy ensuing from the Merger. The Merger was carried out by transferring the entire assets of CPSA to the Bank in consideration for shares to be provided by the Bank to the shareholders of CPSA. On the registration of the increase in the Bank's authorised capital stemming from the Merger, this capital stands at 430,308,400**

zloty, divided into 107,577,100 bearer shares, each with a par value of 4 zloty. Following the recording of the Bank's Series C shares on the securities accounts held by the previous CPSA shareholders, which took place on March 21, 2001, COIC, a subsidiary of Citibank N.A., together with its direct subsidiaries Centaur Investment Corporation and Foremost Investment Corporations, held 99,069,074 shares in the Bank, representing 92.09% of the Bank's authorised capital and conferring the right to 90,069,074 votes at a General Meeting of Shareholders, which constitutes 92.09% of total voting rights.

- On March 14, 2001, a Preliminary Act of Sale was signed concerning shares in Cuprum Bank S.A., Lubin. The shares being sold by Bank Handlowy w Warszawie SA represent an interest of 55.2% in the authorised capital of Cuprum Bank SA, carrying 50.2% of voting rights at a General Meeting of that bank's shareholders. The Preliminary Act of Sale is a conditional agreement, containing covenants that defer performance of the transaction, such as the requirement that the purchasing party obtain the approval of the Commission for Banking Supervision to acquire the shares in Cuprum Bank S.A. on the terms and conditions specified in the Act of Sale, and also obtain a final ruling from the President of the Agency for Competition and Consumer Protection permitting acquisition of the shares.

- On April 1, 2001, in performance of an agreement concluded on March 23, 2001, between Bank Handlowy and Citibrokerage S.A. ("Citibrokerage") the transfer of a business as understood under Art. 551, of the Civil Code, this constituting an organisationally separate establishment of Bank Handlowy, previously trading as Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre ("COK BH") to Citibrokerage was effected. The COK BH brokerage business was transferred to Citibrokerage as a non-cash consideration for equity against an increase in the authorised capital of Citibrokerage, pursuant to a resolution of the General Meeting of Shareholders of that company adopted on March 7, 2001. On the transfer of COK BH to Citibrokerage, the name of the latter company was changed to "Dom Maklerski Banku Handlowego SA" ("DM BH").

- After the assimilation of 37,659,600 Series C ordinary bearer shares with the 69,917,500 Series A ordinary bearer shares already listed, which took place on April 12, 2001, there were 107,577,100 of the Bank's ordinary bearer shares listed for trading on the Warsaw Stock Exchange.

- On April 26, 2001, the rating agency Moody's Investors Service Limited upgraded the Bank's financial strength rating from D+ to C-. This change stemmed from the agency expanding its ratings scale from nine to thirteen grades. The current scale is as follows: A, A-, B+, B, B-, C+, C, C-, D+, D, D-, E+, E.

- On May 7, 2001, the Bank concluded a syndicated loan agreement with Polish State Railways S.A., with the total amount of the facility provided being the euro equivalent of 700m zloty. Other participants in the syndication are Dresdner Kleinwort Wasserstein, Westdeutsche Landesbank Girozentrale London Branch, and Westdeutsche Landesbank Polska S.A. The Bank's participation was agreed at the euro equivalent of 233.3m zloty. The loan was granted for one year, to finance the objectives set for the borrower under the Act on the Commercial Incorporation, Restructuring and Privatisation of the "Polish State Railways" State Enterprise, of September 8, 2000.

- On May 18, 2001, 4,000,000 shares in the company of Pia Piasecki S.A., Kielce, were recorded on the Bank's securities account. As a result of the exchange of 400 convertible bonds held by the Bank, each with a par value of 100,000 zloty, for shares in Pia Piasecki S.A., the Bank acquired 4,000,000 shares in the company, each with a par value of 2 zloty, at a price of 10 zloty per share, which shareholding constitutes an interest of 36.52% in the company's authorised capital and confers the same percentage of votes at a General Meeting of Shareholders. Together with its subsidiary undertakings, the Bank held 4,615,093 shares in the company, representing 42.13% of its authorised capital and carrying the same percentage of voting rights at a General Meeting of Shareholders. Prior to this transaction, the Bank did not hold any shares in that company.

- On June 1, 2001, a subsidiary undertaking of the Bank, Handlowy Investments S.A., Luxembourg, disposed of 2,500,000 shares in Frantschach Świecie S.A., which represented a 5% interest in this company's capital and conferred the same proportion of voting rights. As a result of this transaction, neither the Bank nor Handlowy Investments S.A. hold any shares in Frantschach Świecie S.A.

- On June 25, 2001, an Ordinary General Meeting of Shareholders of the Bank adopted a resolution on the distribution of net earnings for the year 2000, which also specified the date of record and the date for payment of a dividend.
  The Ordinary General Meeting resolved:
  1. that net earnings for the year 2000, amounting to 204,711,297.06 zloty be distributed as follows:
     a) payment of a dividend of 130,659,600.00 zloty to shareholders and bondholders holding Series I convertible bonds, meaning that the dividend attributable per share and per bond shall be 1 zloty,
     b) appropriation to capital of 71,051,697.06 zloty, this comprising:
        - an appropriation to the capital surplus of 21,051,697.06 zloty,
        - an appropriation to the general risk reserve of 50,000,000.00 zloty,
     c) appropriation of 3,000,000.00 zloty to a special-purpose fund, namely, the Employee Social Benefit Fund,
  2. that the Bank's Management Board be authorised to make use of the appropriation of 3,000,000.00 zloty to the Employee Social Benefit Fund in order to increase funds available for the purpose of addressing the housing needs of the Bank's staff,
  3. that the date of record be July 26, 2001,
  4. that the date for payment of the dividend be September 3, 2001.

- On June 27, 2001, the Bank sold part of the shares it held in MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch-Polnische Bank ("MHB AG"). In performance of an Act of Sale signed on December 21, 2000, the Bank (as the selling party), transferred 2,131 ordinary shares in MHB AG, each with a par value of DM 10,000, to NORD/LB Nordeutsche Landesbank Girozentrale, Hannover (the purchasing party), for a consideration of DM 24,184,795. The shareholding thus sold represented an interest of 22.80% in the share capital of MHB AG and conferred the right to exercise 22.80% of votes at a General Meeting of Shareholders.

- On July 10, 2001, the Warsaw Regional Court ruled that an increase be registered in the authorised capital of the Bank's subsidiary, Dom Maklerski Banku Handlowego S.A., and amendments be registered to that company's articles of association. The company's

authorised capital was increased against a non-cash consideration to the company made by Bank Handlowy in the form of its brokerage business, previously trading as Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre. As a result of the increase in the company's authorised capital, the Bank took up 37,300 Series B registered ordinary shares, each with a par value of 1,500 zloty, i.e., all the shares newly issued by the company. Following the registration of the increase, the company's authorised capital now amounts to 70,950,000 zloty, divided into 47,300 registered ordinary shares with a par value of 1,500 zloty each, these comprising 10,000 Series A shares and 37,300 Series B shares, which confer the right to 47,300 votes at a General Meeting of the company. All of these shares are held by Bank Handlowy.

- On September 18, 2001, the Bank sold its entire shareholding of 295,336 shares in Centro Internationale Handelsbank AG (Centrobank) to Raiffeisen Zentralbank Oesterreich AG (RZB, Austria), for a consideration of ATS 300,000,000, with this holding constituting 45.09% of the share capital of Centrobank and conferring the right to the same percentage of votes at a General Meeting of Shareholders.

- On November 12, 2001, the Bank concluded a subscription agreement with the European Investment Bank, whereby Bank Handlowy committed itself to take up, on the primary market, bonds to a par value of 200,000,000 zloty at an issue price equivalent to 45.7893 percent, with these bonds subsequently being issued on November 23, 2001.

- On November 16, 2001, the Bank concluded another subscription agreement with the European Investment Bank, whereby Bank Handlowy committed itself to take up, on the primary market, bonds to a par value of 300,000,000 zloty at an issue price equivalent to 45.8696 percent, with these bonds subsequently being issued on November 29, 2001.

- On December 3, 2001, the Bank concluded an agreement with an associated undertaking, Mostostal Zabrze-Holding S.A., to terminate the Investment Agreement concluded between Mostostal Zabrze-Holding S.A. and the Bank on April 27, 2000, which had provided for the possibility of taking up that company's issue of series VI shares.

- On December 19, 2001, the rating agency Moody's Investors Service Limited downgraded the Bank's financial strength rating from C- to D+. Moody's said thet these rating actions reflected the impact of a difficult operating environment on the Bank's financial fundamentals, the deterioration of asset quality and the high restructuring expense flowing from the Bank's merger with Citibank (Poland) SA. However, the agency noted that the Bank was strengthening its franchise, developing its product range, working to improve asset quality and reducing costs. Nonetheless, in view of the current difficult economic environment, the agency believed that the effects of these measures will only become visible in the longer term.

- By December 31, 2001, the Bank had sold its entire claim on OAO Gazprom, then valued at US$ 33,800,000, to a connected undertaking, namely, OOO Commercial Bank "Citibank T/O", Moscow. This claim had arisen on the Bank's sub-participation in a syndicated loan arranged by Dresdner Bank. The bank received from Citibank T/O 100% of the value of the claim thus sold, as carried at the transaction date.

III. SHAREHOLDERS HOLDING AT LEAST 5% OF THE BANK'S AUTHORISED CAPITAL AND OF TOTAL VOTES AT A GENERAL MEETING OF SHAREHOLDERS

At December 31, 2001, the shareholders in the Bank holding no less than 5% of the Bank's authorised capital and of total voting rights at a General Meeting of Shareholders, either directly or indirectly (via subsidiary undertakings), were as follows:

- Citibank Overseas Investment Corporation, New Castle, Delaware, USA ("COIC"), a subsidiary of Citibank N.A., which was entitled to exercise 91.39% of voting rights at a General Meeting of Shareholders (i.e., 98,315,774 votes), and held a 91.39% interest in the Bank's authorised capital (i.e., 98,315,774 shares).

All other shareholders, including the Polish Treasury, held less than 5% of the Bank's authorised capital and of voting rights at a General Meeting of Shareholders.

IV. BASIC DATA ON BALANCE SHEET AND FINANCIAL PERFORMANCE

1. BALANCE SHEET

The figures included in the present Report of the Management Board on the operations of the Bank in 2001 refer to the financial data for the Bank subsequent to the merger with Citibank (Poland) S.A. ("CPSA") and the transfer of COK BH to Dom Maklerski Banku Handlowego SA ("DM BH") as a non-cash consideration for equity. For this reason, the Bank's performance over the twelve months of 2001 and of 2000 is not directly comparable, nor are the balance sheet items presented as at December 31, 2001, as these are discussed and compared with those at December 31, 2000.

At December 31, 2001, the Bank's total assets (net of accumulated depreciation, specific provisions and valuation allowances) stood at 33,150m zloty, representing an increase of 57.8% on year end 2000. The Bank's asset growth was higher than that reported at the end of 2000, a particular reason for this being the effects of the merger.

At December 31, 2001, the largest single item in the Bank's assets, amounting to 14,200m zloty, were claims (net of provisions) on non-financial customers and government. Compared to year end 2000, growth in this asset item came to 41.2%, with a slight decrease in its share in total assets, down from 47.9% to 42.8%.

Claims on other financial institutions increased 22.5%, with a 12.3% rise in interbank placements. However, this item shrank as a proportion of total assets, coming down from 27.2% to 21.1%. The balance on claims on financial institutions came to 6,987m zloty.

The Bank's total portfolio of debt securities climbed 72.5% compared to the end of 2000, to stand at 2,410m zloty at the end of December 2001. Treasury securities represented 66.8% of this portfolio (with 21.1% of these securities being Treasury bonds and 78.9% being Treasury bills). The second largest component were debt securities issued by the National

Bank of Poland, which accounted for 25.6% of the total portfolio. The remainder of the portfolio, accounting for 7.5%, chiefly comprised corporate bonds and commercial paper.

The Bank's holdings of equities and other securities came down 190m zloty, primarily due to a reduction in the interests held in associated undertakings, and also because of a decrease in the outstanding debt of subsidiaries on subordinated loans and additional payments to capital, received from the Bank to finance capital investments.

Large growth was recorded at year end in fixed assets and intangibles. The value of fixed assets and intangibles stood at 2,386m zloty, an increase of 1,654m zloty compared to the end of 2000. This increase was mainly associated with acquired goodwill arising on the Bank's merger with CPSA. At the end of December, 2001, the latter amounted to 1,389m zloty.

The growth in the Bank's business activity in 2001 was principally supported by external funding, i.e., by customer deposits. At year end, the Bank had taken 69.3% more funds from non-financial customers and government than at the end of 2000. Liabilities to non-financial customers and government totalled 17,210m zloty at the end of December, representing 52% of the Bank's total liabilities and capital. The Bank's loan to deposit ratio worsened.

Due to the substantial deposit growth recorded, the Bank scaled back its use of interbank funding. At the end of December 2001, the volume of funds sourced from financial institutions was 8.6% lower than it had been at year end 2000, and these funds had declined from 25.5% of total liabilities and capital at the end of 2000 to 14.8% at the end of the reporting period.

The Bank's capital funds (excluding net earnings) stood at 5,742m zloty at the end of December 2001 and were equivalent to no less than 17.3% of total liabilities and capital. Compared to December 31, 2000, this constitutes an increase of 2,707m zloty, or 89.2%.

By year end 2001, the Bank had achieved a 7% share of the overall Polish banking sector in terms of total assets (gross), thereby ranking third in size, as against a share of 4.8% at the end of December 2000.

Balance sheet

Thousand zloty	2001	2000	Change
	period end		2001/2000
Cash & due from Central Bank	2 322 443	699 315	232.1%
Due from financial institutions	6 986 733	5 703 753	22.5%
Due from non-financial customers and government	14 200 047	10 054 121	41.2%
Debt securities [1]	2 410 113	1 397 002	72.5%
Equity investments [1, 2]	877 387	1 067 346	-17.8%
of which: convertible bonds issued by subsidiary	52 384	57 329	-8.6%
Fixed assets & intangibles	2 385 616	731 227	226.2%
Other assets	3 968 101	1 349 729	194.0%
TOTAL ASSETS	**33 150 440**	**21 002 493**	**57.8%**

Thousand zloty	2001	2000	Change
	period end		2001/2000
Due to Central Bank	212 486	315 483	-32.6%
Due to financial institutions	4 895 223	5 356 138	-8.6%
Due to non-financial customers and government	17 210 185	10 166 268	69.3%
Securities issued and outstanding	----	4	-----
Other liabilities	4 500 943	1 649 719	172.8%
Provisions	425 913	275 330	54.7%
Capital funds	5 742 054	3 034 840	89.2%
Current period earnings	163 636	204 711	-20.1%
TOTAL LIABILITIES & CAPITAL	**33 150 440**	**21 002 493**	**57.8%**

[1] Convertible bonds issued by Handlowy Investments reclassified as equity investments.
[2] Includes equity held in subsidiary, associated and other undertakings, units in investment funds and other property rights, and also subordinated loans and additional payments to the capital of other companies.

2. PROFIT & LOSS ACCOUNT

In 2001, the Bank generated net earnings of 164m zloty, down 20.1% on the previous year. Total net income from banking activity stood at 2,075m zloty, having risen 519m zloty compared to 2000 (33.4%), while net operating income went up 62m zloty on the previous year (21.9%). This performance is attributable to the following:

- substantial growth in net FX gains, up 301m zloty (62%), chiefly traceable to sound performance on trading in FX financial instruments;
- an increase in net fee income of 153m zloty, or 46.1%, primarily thanks to fee income from loan origination, securities custody services, cash transactions, the issue of payment cards and card transactions;
- an increase of 169% in income from equity investments, which rose to 50m zloty. This was achieved thanks to the gains recognised on the sale of part of the Bank's equity holdings in associated undertakings, namely, Mitteleuropaische Handelsbank AG (24.1m zloty) and Centro Internationale AG (2.2m zloty), and to dividend income from interests in associated undertakings (8.2m zloty) and in subsidiaries, with the latter including dividends of 13m zloty from Dom Maklerski Banku Handlowego SA.

Profit and loss account

Thousand zloty	Twelve months 2001	Twelve months 2000	Change 2000/2001
Net interest income	739 628	725 266	2.0%
Net fee income	484 646	331 669	46.1%
Net FX gains/losses	783 468	482 658	62.3%
Net gains/losses on financial operations	16 328	-3 063	663.1%
Income from equity investments	50 436	18 748	169.0%
Net income from banking activity	**2 074 506**	**1 612 027**	**33.4%**
Net income from other operations	49 881	21 264	134.6%
General expense	-1 051 475	-816 835	28.7%
Depreciation	-160 903	-119 435	34.7%
Goodwill amortisation	-60 371	----	----
Net movements in provisions & valuation allowances	-503 821	-354 827	42.0%
Net operating income	**347 817**	**285 446**	**21.9%**
Extraordinary gains/losses	13	19	-31.6%
Pre-tax earnings	**347 830**	**285 464**	**21.8%**
Corporate income tax	-184 194	-80 754	128.1%
Net earnings	**163 636**	**204 711**	**-20.1%**
Return on equity [1]	3.1%	6.2%	-3.1
Return on assets [2]	0.5%	1.0%	-0.5
Net interest margin, total assets [3]	2.5%	3.5%	-1.0
Net interest margin, earning assets [4]	3.3%	4.4%	-1.1
Earnings per share, zloty [5]	1.52	2.93	-1.41
Diluted earnings per share, zloty [6]	1.25	2.20	-0.95

1) Net earnings (loss) to average total capital (including current period earnings).
2) Net earnings (loss) to average total assets.
3) Annualised net interest income to average total assets.
4) Annualised net interest income to average earning assets.
5) Based on weighted average number of ordinary shares held by shareholders in given period and on net earnings for previous twelve months.
6) Based on total number of shares and convertible bonds and on net earnings for previous twelve months.

The Bank's earnings in 2001 were impacted by higher charges to specific provisions against claims and off balance sheet exposures, and against capital investments, and also charges to general provisions, which together came to a net 503.8m zloty, an increase of 149m zloty (42%) on the previous year. The additional specific provisioning carried out against claims and off balance sheet exposures stemmed from the deterioration observed in corporate finances, resulting in a lowering of loan portfolio quality. This involved customers in the car, steel and metal industries, and one customer in the transportation industry.

The reporting period also saw an amortisation charge of 60.4m zloty performed against the goodwill arising on the Bank's merger with CPSA. This was taken to "other operating expense".

In 2001, the Bank for the first time established a provision against retirement pay and anniversary bonuses, as provided for under the collective agreement with the Bank's staff, with these provisions amounting to 25m zloty. This sum was taken to general expense.

A major influence on the Bank's net earnings in 2001 was exerted by a change in the rate applied in calculating deferred tax benefits relating to specific loan provisions. It was

assumed that the vast majority of these provisions would not be charged off prior to the end of 2003, and the calculation of deferred tax was therefore performed at the 22% rate that is to be in force after that date, rather than the 28% rate currently applicable. This change increased the tax payable on the Bank's pre-tax earnings by 60.3m zloty.

Net interest income & non-interest income

The strengthening of the Bank's position on the currency market following the merger with CPSA allowed it to record strong FX gains. These totalled 783m zloty, compared to 483m zloty in 2000. This figure represented 37.8% of net income from banking activity (as against 31% in 2000).

A significant item impacting the Bank's earnings was also net interest income, which amounted to 740m zloty, rising just 2% on 2000. Despite this modest increase, net interest income still accounted for a very substantial 35.7% of net income from banking activity. However, due to the narrowing of interest margins, this proportion is declining systematically (in 2000, it stood at 46,6%).

Net fee income was up 46.1% compared to December 31, 2000, coming to 485m zloty. The prime source of this growth were loan origination fees (up 117.7%). Fees associated with the Bank's securities custody services also increased (going up 38.9%), as did charges related to the operation of current accounts, particularly those for the issue of payment cards and settlement of card transactions, and also fees on cash deposits and disbursements. Net fee income accounted for 23.4% of net income from banking activity.

General expense

Growth in the Bank's general expense was more rapid in 2001 than it had been 2000, mostly as a result of the merger with Citibank (Poland) S.A. General expense stood at 1,051m zloty, a rise of 28.7%, which can chiefly be ascribed to a sharp 97.8% increase in occupancy and equipment expense. Occupancy and equipment expense accounted for 50% of all general expense (as against 32.6% at year end 2000). Particularly steep growth was observed in the expense of outsourcing, telecommunications costs, advertising and marketing expense, and also the expense of computer equipment. Further, property rental and administration expense was also high.

General expense

Thousand zloty	Twelve months 2001	2000	Change 2000/2001
Personnel expense	**478 570**	**392 241**	**22.0%**
Salaries	386 691	320 274	20.7%
Staff benefits	91 879	71 967	27.7%
Other expense	**572 905**	**424 594**	**34.9%**
Premises & equipment	526 144	266 032	97.8%
Taxes & charges	5 593	8 781	-36.3%
Bank Guarantee Fund	16 168	39 603	-59.2%
Provisions:	25 000	110 178	-77.3%
of which:			
Retirement pay & anniversary bonuses	25 000	0	-
Restructuring salaries	*0*	*92 209*	-
Restructuring other expense of premises & equipment	*0*	*17 969*	-
Total general expense	**1 051 475**	**816 835**	**28.7%**

Salary expense constituted 36.8% of general expense in 2001, a decrease of 2.4 points on the previous year. Staff benefits made up 8.7% of general expense.

In all, general expense absorbed 50.7% of net income from banking activity.

In 2001, the Bank established a provision against retirement pay and anniversary bonuses amounting to 25m zloty. Under the staff compensation system in place, the Bank guarantees staff employed under its collective agreement retirement pay and anniversary bonuses based on years of service at the Bank, or total years in employment (in the case of those who joined the Bank before 1997). In previous years, these items of compensation were taken to expense on disbursement, with no provision made against future payments. However, the Management Board deemed it more appropriate to establish a provision against those payments and therefore resolved to alter the Bank's accounting principles in this area, starting from the 2001 financial year.

The year 2001 saw a reduction in staffing at the Bank in the wake of the merger. The process of developing the target post-merger organisational structure was completed at mid-year, allowing the previously planned downsizing of the Bank's staff to be carried out. At year end 2001, the total number of staff employed at the Bank, in terms of full-time equivalent posts, stood at 5,159. Average monthly staff remuneration at the Bank stood at 6,555 zloty in 2001, having risen 32.1% compared to 2000.

Effective tax rate

The corporate income tax reported in the profit and loss account has two components, namely, current tax liabilities and deferred tax arising from temporary differences. In 2001, the amount of tax deducted from the Bank's earnings was increased due to the result of a 6 basis point reduction in the rate of tax used to calculate future deferred tax benefits arising on specific provisions.

This change in the estimation of tax benefits meant that the effective tax rate was higher in 2001 than it had been in 2000.

3. CAPITAL EMPLOYED & RISK-BASED CAPITAL

The Bank's total capital funds at year end 2001 stood at 5,742m zloty (excluding net earnings), reflecting an increase on year end 2000 of 2,707m zloty, or 89.2%. The basic factor behind this swift capital growth was the merger of the Bank and CPSA.

CAPITAL EMPLOYED

Thousand zloty	2001 period end	2000 period end	Change 2000/2001
Authorised capital	430 308	279 670	53.9%
Capital surplus	3 044 585	538 000	465.9%
Reserve capital	1 707 873	1 706 979	0.1%
General risk reserve	390 000	340 000	14.7%
Revaluation reserve	76 958	77 860	-1.2%
Other supplementary capital (convertible bonds)	92 330	92 330	0.0%
Total capital funds	5 742 054	3 034 839	89.2%
Core capital	5 572 776	2 864 649	94.5%
Supplementary capital	169 288	170 190	-0.5%

As a result of the merger of the Bank and CPSA, the Bank's capital funds increased 2,636m zloty. The Bank's authorised capital, previously amounting to 279,670 thousand zloty, was raised by 150,638 thousand zloty, to stand at 430,308 thousand zloty. This was carried out by the issue of 37,659,600 Series C ordinary bearer shares, with a par value of 4 zloty each, which were provided to the shareholders of CPSA in exchange for the transfer of the entire assets of CPSA to the Bank. This authorised capital of 430,308 thousand has been divided into 107,577,100 bearer shares, each with a par value of 4 zloty. At the same time, the surplus of the fair value of the shares issued over their par value was taken to the Bank's capital surplus, which as a result rose 2,486m zloty.

Another source of capital growth was the retention of net earnings for 2000, with 34.7% of these earnings being taken to capital through appropriations to the capital surplus (10.3%) and to the general risk reserve (24.4%); these appropriations amounted to 21,051 thousand zloty and 50,000 thousand zloty, respectively. The contribution of capital funds to financing the Bank's activity came to 17.3%, compared to 14.5% at the end of 2000.

At year end 2001, the Bank was the most strongly capitalised in Poland, accounting for 14.2% of total capital within the Polish banking sector.

The rapid capital growth recorded by the Bank meant that, despite an increase in risk-weighted assets and off balance sheet exposures, risk-based capital was higher than at year end 2000. At December 31, 2001, the Bank's risk-based capital ratio stood at 21.2%. This was above both international standards and the domestic requirements set by the NBP.

The risk-based capital ratio presented herein has been calculated in application of the principles specified in Regulation no. 5/98 of the Commission for Banking Supervision on the method of calculating a bank's risk-based capital ratio and the percentage risk weights to be assigned to particular categories of asset and off balance sheet exposure, December 2, 1998.

Risk-based capital

thousand zloty	2001 (period end)	2000 (period end)
Risk-weighted exposures	24 715 504	17 464 853
Capital base (eligible capital)	5 243 734	2 731 132
Risk-based capital ratio	21.22%	15.64%

4. EXTERNAL FUNDING

At December 31, 2001, the Bank's external funding totalled 22,191m zloty, an increase of 41.6% compared to year end 2000.

Deposits represented the core source of funding for the Bank's assets in 2001. The balance of funds taken from non-bank customers rose 74.5% on the previous reporting period, to stand at 18,529m zloty. Thanks to this growth, the Bank's share of the total deposits taken by the banking sector (excluding interbank deposits) climbed from 3.7% to 5.7% at year end. Meanwhile, the funding accessed by the Bank from financial institutions decreased 8,4%.

The strong deposit growth achieved was the result of the Bank expanding its product range and applying a more flexible pricing policy. An issue of fundamental importance affecting the volume of non-bank deposits was also the prevailing interest rate environment.

EXTERNAL FUNDING EMPLOYED

thousand zloty	2001 (period end)	2000 (period end)	Change 2000/2001
Due to central bank	**208 128**	**304 214**	**-31.6%**
Demand	1 242 712	586 544	111.9%
Time	3 609 870	4 709 710	-23.4%
Interbank takings	841 193	2 162 552	-61.1%
Borrowings	1 658 303	2 054 104	-19.3%
Due to other financial institutions	1 110 374	493 054	125,2%
Due to customers & government	**17 130 228**	**10 070 252**	**70.1%**
Demand	3 767 864	1 873 078	101.2%
Time	13 362 364	8 197 174	63.0%
Securities issued & outstanding	**0**	**4**	—
CDs	0	4	—
Total external funding	**22 190 938**	**15 670 724**	**41.6%**

excluding interest payable

The Bank's deposit products were not only addressed to large companies and institutions, but also to personal customers. In winning personal deposits, the Bank was able not only to take advantage of the launch and expansion of its own Retail Banking Division, but also to draw extensively on the enlarged branch network afforded by the merger of the retail operations of

Handlobank and Citibank. The Retail Banking Sector of Bank Handlowy w Warszawie SA now operates under the Citibank logo.

The Bank continued its relationship with various government sector institutions, such as Health Trusts and local government institutions, and also with universities and colleges (both public and private); as a result, it was able to maintain its funding from government deposits, which totalled 878m zloty.

Due to non-bank customers

thousand zloty	2001	2000	Change
	period end		2000/2001
Due to:			
Persons	6 037 483	3 813 048	58.3%
of which: Retail Banking Sector	4 244 432	862 958	391.8%
Corporates and institutions	10 205 405	5 349 958	90.8%
Government	877 679	880 648	-0.3%
Non-bank financial institutions	1 398 788	550 334	154.2%
Other	9 660	26 597	-63.7%
Total due to non-bank customers	**18 529 015**	**10 620 585**	74.5%

excluding interest payable

Particularly fast growth was attained in personal zloty balances. These went up from 2,305m zloty in the previous year to 3,906m zloty at the end of 2001, an increase of 69.4%. This allowed the Bank to increase its share of total personal deposits at the banks from 1.9% at year end 2000 to 2.8% at December 31, 2001 (with the Bank's share of personal zloty deposits rising from 1.5% to 2.2%).

The deposits taken by the Retail Banking Sector rose 392%, going up from 863m zloty to 4,244m zloty at December 31, 2001. This represented 70% of personal deposits at the bank and 23% of all liabilities to non-bank customers.

Due to non-bank customers

thousand zloty	2001	2000	Change
	period end		2000/2001
Zloty deposits	**12 975 470**	**7 198 694**	**80.2%**
Demand	2 551 227	1 108 125	130.2%
Time	10 424 243	6 090 569	71.2%
Foreign currency deposits	**5 543 885**	**3 395 295**	**63.3%**
Demand	1 495 389	795 636	87.9%
Time	4 048 496	2 599 659	55.7%
Other	**9 660**	**26 597**	-63.7%
Total due to non-bank customers	**18 529 015**	**10 620 585**	**74.5%**

excluding interest payable

The determining factor behind the overall growth in deposits in 2001 was the stronger growth recorded in zloty balances. Compared to the previous year, zloty deposits from non-bank customers grew 80.2%, to stand at 12,975m zloty. This was equivalent to 70% of all deposits taken. Foreign currency deposits totalled 5,544m zloty, an increase on the year of 63.3%.

IV. OPERATIONS

1. LENDING & OTHER RISK EXPOSURES

With a view to improving the quality and soundness of the loan portfolio, credit risk management methods were updated in 2001. The Bank is now applying a new system of credit risk assessment and new lending procedures, and has altered the organisation of its lending division. The change in credit risk assessment methodology was accompanied by a stricter separation of responsibilities between risk assessment and lending decisions, and also credit administration and monitoring functions. Further, changes were made in the structure of authority concerning the Bank's financial exposures, and the process of management decision-making was made more efficient.

The Bank monitors its exposure to particular sectors of the economy on an ongoing basis, pinpointing those areas where the Bank's exposure should be increased, and also those sectors where the outlook is unfavourable and its exposure should be reduced. In the case of large corporate customers and financial institutions, the divisions of the Bank responsible for its policy concerning exposures to particular sectors are those of Corporate Banking, Investment Banking and Financial Institutions, while a similar function with respect to small and medium enterprises is exercised by the Commercial Banking Division.

Lending to non-bank customers (gross)

	2001	2000	Change
thousand zloty	period end		**2000/2001**
Zloty loans	10 803 111	6 419 085	68.3%
Foreign currency loans	5 022 047	4 704 688	6.7%
Total loans outstanding	**15 825 158**	**11 123 773**	**42.3%**
Non-financial customers	14 904 640	10 485 547	42.1%
Financial institutions	891 297	598 586	48.9%
Government	29 221	39 640	-26.3%
Total loans outstanding	**15 825 158**	**11 123 773**	**42.3%**
Corporates	14 410 200	10 914 650	32.0%
Persons	1 385 737	169 483	717.6%
Government	29 221	39 640	-26.3%
Total loans outstanding	**15 825 158**	**11 123 773**	**42.3%**

excluding interest receivable

At December 31, 2001, outstanding loans (gross) to non-bank customers totalled 15,825m zloty. This reflected growth of 42.3% compared to the previous reporting period. The prime reason for this growth was the merger of the Bank and CPSA.
This strong growth in loan outstandings increased the Bank's share in the total market for bank loans, which climbed from 5.3% at year end 2000 to 7.1% at the end of 2001.

The largest segment of the Bank's loan portfolio were loans to corporates. These went up 32.0% compared to the year before, to stand at 14,410m zloty. The Bank's share of total bank lending to corporates rose 2.0 points, coming to 9.0% at year end 2001. Dynamic growth was seen in outstanding loans to persons (up 718%). These accounted for 8% of the Bank's loan

exposures. By contrast, loans to government institutions trended downwards, falling 26.3% compared to the previous period.

At December 31, 2001, the volume of zloty loans granted by the Bank was 68.3% higher than at the end of 2000. The proportion of zloty loans in the overall portfolio increased from 57.7% at year end 2000 to 68.3% at the end of 2001.

In the course of 2001, the Bank played an active part in arranging and funding syndicated loans for large investment projects. The most important of these included the following:

- a loan for the restructuring and commercial incorporation of Polish State Railways S.A., with the total facility representing the euro equivalent of 700m zloty. Other participants in the syndication are Dresdner Kleinwort Wasserstein, Westdeutsche Landesbank Girozentrale London Branch, and Westdeutsche Landesbank Polska S.A. The Bank's participation, as arranger and agent bank, amounts to €18,151,000;
- a US$ 392m facility for the construction of a power station by the firm of Elektrownia Pątnów II Sp. z o.o. Other participants in the syndication are Citibank N.A. London, Westdeutsche Landesbank Girozentrale, the European Bank for Reconstruction and Development, and Kredyt Bank S.A. The Bank's share of this syndication is US$ 27.5m;
- a loan for the modernisation and expansion of the hotel stock of Orbis S.A., with the Bank providing €7.5m of the finance involved;
- a loan for the purchase of passenger aircraft by LOT Polish Airlines S.A., totalling 28.6m zloty. The Bank's share of this facility, as the co-arranger alongside Citibank N.A. London, and a participant in funding the syndication, amounts to US$ 10m;
- a loan to the firm of Polska Telefonia Cyfrowa Sp. z o.o., with the Bank's participation standing at €25m;
- a €4.7m loan to the company of Lafarge Cement Polska S.A. to finance ongoing operations.

Loan portfolio quality

The year 2001 brought a deterioration in loan portfolio quality, which was mirrored in a 4.5 point increase relative to December 2000 in the percentage of special mention and irregular loans within the total portfolio. This also contributed to a 40% growth in specific provisions. There were a number of factors at work here, namely:

- the worsening economic situation in Poland;
- the deterioration in the financial performance of certain industries or borrowers, which necessitated the downgrading of the exposures concerned, now classified in higher risk categories;
- the application of a stricter provisioning policy.

Loan portfolio quality

Thousand zloty	2001 Period end	2000 Period end	Change 2000/2001
Loans to customers, gross	15 825 158	11 123 773	42.3%
Classified satisfactory	10 641 956	7 978 713	33.4%
Classified special mention	1 116 543	1 103 524	1.2%
Classified irregular	4 066 659	2 041 536	**99.2%**
of which: *substandard*	1 149 105	*248 684*	*362.1%*
doubtful	1 622 261	*748 810*	*116.6%*
loss	1 295 293	*1 044 042*	*24.1%*
Share in total portfolio:			
Special mention & irregular loans	32.8%	28.3%	4.5
Special mention loans	7.1%	9.9%	-2.9
Irregular loans	25.7%	18.4%	7.3

Excluding interest receivable

Claims classified substandard increased very sharply, going up 362% compared to the end of the previous year, and rising from 2.2% to 7.3% of the portfolio. The proportion of doubtful loans also increased, up from 6.7% to 10.3% of total outstandings. On the other hand, the proportion of loss loans in the total loan book declined, coming down from 9.4% of the portfolio to 8.2% at December 31, 2001.

Provisions against outstanding loans to non-bank customers

Thousand zloty	2001 period end	2000 period end	Change 2000/2001
Specific provisions	**1 177 060**	**840 905**	**40.0%**
Against overdrafts and loans classified special mention	1 245	-	-
Against loans classified irregular	1 175 815	840 905	39.8%
Specific provisions/ total loans	7.4%	7.6%	-0.2
Specific provisions/ satisfactory & special mention loans	0.0%	-	-
Specific provisions/ irregular loans	28.9%	41.2%	-12.3

The volume of specific provisions established against irregular classifications, standing at 1,177m zloty, fully complies with the requirements laid down in the regulations of the National Bank of Poland.

The Bank also charged 50m zloty to general provisions, making full use of the statutory incentive to do so. These funds, which the Bank can dispose of freely, constitute a guarantee of full financial safety.

Off balance sheet exposures

At December 30, 2001, the Bank's off balance sheet exposures totalled 9,884m zloty. This represents an increase of 59.4% compared to the end of 2000. The increase involved here is primarily traceable to steep growth in undrawn lines of credit. This growth mainly stemmed from the Bank's merger with CPSA. At year end, the undrawn lines made available by the

Bank amounted to 6,779m zloty, an increase of 115.2% on the end of 2000. As a proportion of all contingent commitments extended, these facilities rose 17.8 points, to stand at 68.6%.

The volume of guarantees extended by the Bank also trended upwards. The Bank's commitments on these stood at 2,738m zloty, up 8.3% compared to December 31, 2000.

In the period under review, a decline was seen in the value of the Bank's off balance sheet commitments under both import L/Cs issued and export L/Cs confirmed. L/Cs issued fell 39%, to 185m zloty, while L/Cs confirmed dropped 45%, to 63m zloty. Altogether, the Bank's exposure on L/Cs utilised as a payment instrument in foreign trade came to 2.5% of the off balance sheet commitments it had extended.

Contingent liabilities

Thousand zloty	2001	2000	Change
	period end		2000/2001
Total contingent liabilities	9 884 155	6 198 946	59.4%
Guarantees	2 737 591	2 527 225	8.3%
L/Cs issued	184 874	302 674	-38.9%
L/Cs confirmed	63 155	115 360	-45.3%
Undrawn lines of credit	6 779 275	3 149 687	115.2%
Underwriting commitments	119 260	104 000	14.7%
Provisions against contingent liabilities	125 913	25 330	397.1%
Provisions/ contingent liabilities	1.3%	0.4%	0.9

Compared to the end of 2000, the Bank stepped up its specific provisioning against contingent liabilities, mainly against guarantees. At December 31, 2001, the ratio of specific provisions established to contingent liabilities undertaken had risen to 1.3%, as against 0.4% at year end 2000.

Lease finance

An attractive supplement to the products on offer from the Bank are the lease finance services provided by both Handlowy-Leasing S.A. and Citileasing Sp. z o.o. These two companies are to merge in the near future, and will subsequently continue trading as Handlowy-Leasing S.A. At present, Handlowy-Leasing S.A. (together with Citileasing Sp. z o.o.) is one of the largest lease finance companies in Poland in terms of the volume of assets leased.

The fixed assets financed by the company, under both operating and capital lease agreements, comprise industrial machinery and equipment, complete process technology and industrial plant installations, and also – under a special financing programme – printing and construction machinery, telecommunications systems and transportation equipment.

Most lease finance companies suffered a fall in turnover in 2001, and the market contracted 20%-30%. The overall economic slowdown, insufficient domestic demand and the difficulties faced by lease finance companies in accessing bank loans to fund their operations meant that many of these firms had to declare bankruptcy. The companies that managed to

survive last year's crisis were those linked to capital groups of Banks and therefore enjoying easier access to funding.

At year end 2001, Handlowy-Leasing S.A. held a 5.4% share of the lease finance market, as measured by the net value of assets leased. The net value of the assets leased by the company stood at 409.8m zloty, while the number of lease agreements concluded rose to 1,092.

Factoring

Factoring services are provided both by the Bank and by the specialised company of Handlowy-Heller S.A. The latter offers comprehensive factoring services on the Polish market involving the financing of, and trade in, receivables. The company was established by the Bank together with a Dutch partner, NMB Heller Holding N.V., in 1994.
The financial services offered by Handlowy-Heller S.A. include the factoring of domestic receivables on a recourse or non-recourse basis, the non-recourse factoring of export receivables, the ongoing handling of receivables collection, and debt recovery in relation to delinquent receivables.

Handlowy-Heller S.A occupies a leading position in terms of turnover on the market for factoring services. Its share of the total market, measured by the value of receivables purchased, stands at around 12%.
In 2001, the company's turnover amounted to 973.4m zloty, a decrease of 26.2% compared to the year before. This decline involves customers with whom factoring agreements had been signed in previous years. However, turnover on services provided to new customers gained during the year came to almost 198m zloty, an increase of 31% compared to the new business obtained in 2000. In the course of 2001, the company concluded 38 new factoring agreements.

In 2001, the company joined the Polish Confederation of Private Employers and began liaison with other factoring companies in Poland with a view to initiating, with the help of KPMG, changes to statutory regulations concerning the taxation of factoring services.

The present unfavourable economic situation is seen by factoring companies as an opportune moment to develop their operations, since slacker growth results in lower corporate liquidity, thereby contributing to an increase in the turnover of companies trading in receivables.

2. MONEY & FX MARKET ACTIVITY

FX market

Due to the change in the Fx law in 1999, the FX trading in zloty is now split between on-shore and off-shore trading. Therefore, the FX market in Poland becomes more and more open and it is now very vulnerable not only to domestic but to international developments as well. On the other hand, as far as market activity is concerned, the FX market in Poland consolidated in 2001. This was caused by the economic slowdown in Poland, which had a direct impact on all financial markets. Daily turnover in 2001 was little changed from the level of around $1.5-2.0 bln reported a year ago. The market was the most volatile during the summer months in reaction to the crisis in Argentina.

In the wake of the merger, Bank's share in interbank FX turnover reached 15% and the bank remained among top market makers in 2001. As far as revenues are concerned, the year was very successful.

Derivatives and Fixed Income market
Unlike the Fx market, the Polish derivatives market in still in a growth phase. Bank was a leader in interbank trading in 2001 with its market share estimated at 30% in the swap and FRA markets. The Bank Handlowy's share in the Fixed Income market was estimated at 8-10% in 2001.

Money market
In 2001 Bank continued to be an active player in open market operations and it actively managed its own liquidity as well as it acted on behalf of clients. The money market was still overliquid and the NBP continued to drain liquidity from the market in 2001.
On the interest rate side, the situation in the money market was very favorable in 2001. In the wake of the economic slowdown, the Monetary Policy Council kept reducing interest rates throughout the whole year of 2001. This resulted in high revenues from money market trading. Bank had around 10% share in the interbank deposit market and around 14% in the interbank swap market.

Customer Trading
The 2001 was a very good year as far as customer P/L is concerned, but customer volumes were affected by the economic slowdown in the second half of 2001. The bank greatly benefited from the merger and its customer base range from international corporations to small and medium enterprises. Moreover, the strong results were also thanks to very successful sales of derivatives to corporate customers. The bank offered the whole range of derivatives products such as FRAs, IRS, CIRs and options.

3. EQUITY INVESTMENTS

In 2001, the Bank consistently continued the business strategy it has adopted of scaling down the total value and number of its equity investments. This approach was accompanied by an orientation towards increasing the unit value of certain holdings considered active or strategic investments, with a parallel trend towards reducing the value of sub-portfolios of associated undertakings and companies in which the Bank has a minority interest. In addition, the downturn on the stock exchange and the greater attention paid to debt securities and futures contracts meant that the Bank refrained from larger equity purchases in 2001.

Equity investments

Thousand zloty	2001 period end	2000	Change
Investments in subsidiary undertakings	347 302	124 236	179.6%
Investments in associated undertakings	217 185	407 568	-46.7%
Investments in other undertakings	57 770	87 514	-34.0%
Units in investment funds & other property rights	20 119	20 119	0.0%
Subordinated loans & additional payments to capital	235 011	427 909	-45.1%
of which: convertible bonds, Handlowy Investments S.A.	52 384	57 329	-8.6%
Total equity investments	**877 387**	**1 067 346**	**-17.8%**

The increase seen in the Bank's investments in subsidiaries is principally attributable to the amalgamation of the interests held by the two banks on performance of the merger. Furthermore:

- the Bank took up an additional share issue carried out by its subsidiary, Citibrokerage (now DM BH), with a total par value of 55,950 thousand zloty, doing so through the transfer to Citibrokerage of the Bank's own brokerage business, previously an establishment of Bank Handlowy trading as COK BH. This transaction substantially increased the Bank's interest in DM BH, which rose to 70,950 thousand zloty;

- the Bank purchased 34,549 shares in Bank Handlowy Internationale S.A. for a total price of 32,696 thousand zloty. The Bank thus increased its shareholding in this company, carried at 77,242 thousand zloty, to 73.12%, and therefore reclassified it as a subsidiary undertaking (prior to this purchase, the company had been classed as an associated undertaking);

- the company of Spomasz Sp. z o.o. was purchased for 13,502 thousand zloty;

- the Bank also took up 10,000 shares, for a total of 6,000 thousand zloty, in the increased capital of Towarzystwo Funduszy Inwestycyjnych S.A.

- the Bank has increased its equity investment in its subsidiary company - Citileasing Sp. z o.o., for a total of 20,000 thousand zloty

Movements in the Bank's equity holdings in associated undertakings primarily involved the following:

- the sale of part of the shares held by the Bank in Mitteleuropaische Handelsbank AG, valued at 37,361 thousand zloty. Following the sale, the Bank holds 19.99% of this company's capital, classing this as a minority holding;

- the sale of the Bank's entire capital holding in Centro Internationale Handelsbank, comprising 295,336 shares valued at 100,773 thousand zloty;

- the acquisition of a direct 40,000 thousand zloty interest in the associated undertaking Pia Piasecki S.A. This was carried out through the conversion to shares of convertible bonds held by the Bank;

- a contribution of 30,000 thousand zloty to the capital of PKO/Handlowy PTE S.A. as consideration for 3,000 shares in that company. This additional payment was performed due to the pension fund managed by PKO/Handlowy PTE S.A. failing to achieve the minimum rate of return required by the Agency for the Supervision of Pension Funds.

The disposal of equity holdings by subsidiary investment companies resulted in a 45.1% reduction in their outstanding debt to the Bank under subordinated loans and additional payments to their capital, which had been utilised by these companies to finance their capital investments.

In connection with the merger with CPSA, the Bank realigned the policy directions of its equity investment portfolio.

The reclassification of certain of the Bank's equity investments, coupled with organisational changes to the system of corporate supervision in place, led to three equity portfolios being identified:

- an active investment portfolio,
- an available for sale portfolio,
- a strategic investment portfolio.

The active investment portfolio comprises equity holdings offering a potentially high return on investment.

The available for sale portfolio comprises equity investments that have no predetermined rate of return, together with reclassified strategic investments in other banks (at home and abroad).

The strategic investment portfolio comprises holdings in companies that allow the Bank to expand its product range, and also to competitive position on Poland's financial services market. Examples of these investments include the Dom Maklerski Banku Handlowego S.A brokerage house, the Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A investment fund company, the Handlowy Zarzadzanie Aktywami S.A. asset management company, the Handlowy Leasing S.A. lease finance company, the Handlowy Heller S.A. factoring company, the Polskie Pracownicze Towarzystwo Emerytalne "Diament" S.A. staff pension fund company, and the Obsługa Funduszy Inwestycyjnych i Emerytalnych Sp. z o.o. pension and investment fund support company.

The equity investment policy being pursued by the Bank recognises the new circumstances ensuing from the Bank's merger with CPSA, and also the changes that have taken place in the macroeconomic environment and structure of the Polish economy.

The guiding principle of this policy is to seek to achieve the target profile of equity investments while optimising the earnings stream from capital transactions and minimising the risk, including reputation risk, carried by those transactions.

The policy directions mapped out by the Bank for the particular portfolios it holds are as follows:

- In relation to strategic investments, the Bank will be looking to streamline this portfolio further, while allowing for the possibility of raising the capital of certain companies involved which are of major significance for the objectives set for the Bank's group of companies as a whole,
- In relation to available for sale investments (including those acquired under restructuring), the Bank will sustain its efforts to dispose of its holdings in other banks at home and abroad (by selling its interest in Cuprum Bank S.A., completing the rehabilitation of Bank Rozwoju Cukrownictwa S.A., and cutting back to a minimum its shareholdings in banks abroad, or disposing of these).

4. CAPITAL MARKET BROKERAGE ACTIVITY

In performance of an agreement concluded on March 23, 2001, between the Bank and its subsidiary, Citibrokerage, on April 1 the Bank's brokerage business of COK BH, previously an organisationally separate establishment within Bank Handlowy, was transferred to

Citibrokerage, which as of that day changed its name to DM BH. The Bank thus ceased carrying on brokerage activity through its own organisational establishments. The Bank currently conducts its capital market brokerage activity through the offices of DM BH, in which it holds 100% of the equity.

Despite the dullness of the primary market in 2001, DM BH came second in the annual ranking of all brokerage houses in terms of their primary market activity, compiled by the *Rzeczpospolita* daily newspaper.

The value of the securities issues arranged by DM BH in 2001 stood at 2,507.2m zloty, giving it a 22.92% share of the Polish market. DM BH organised 5 of the 32 public offerings arranged in Poland, thereby capturing a 15.63% share of all public offerings. It also played a pioneering role in establishing the first Internet portal site for the Warsaw Stock Exchange. This involved the first pending public offering in Poland where share subscriptions were carried out utilising the IT system in place at the Exchange. In addition, in 2001 DM BH acted as underwriter for public issues totalling 22,133.4 thousand zloty, taking second place among Polish underwriters.

The business transacted by DM BH in 2001 also put it in second place among all brokerage houses in terms of both share trading on the Warsaw Stock Exchange (trades totalling 7,003.79m zloty, representing a market share of 11.57%) and bond trading (trades totalling 490.16m zloty, representing a market share of 9.62%). In addition, DM BH was the seventh largest broker in futures contracts, accounting for 5.33% of turnover by volume (398,963 contracts). The futures market represents one of the most promising in Poland.

DM BH was also a leading player on the Polish capital market in its role as sponsor for issues by 40 listed companies and 8 unlisted ones. In 2001, the number of securities accounts maintained by DM BH fell by 6 when compared to the 13,389 accounts operated altogether by COK BH and Citibrokerage SA at the beginning of the year. Nevertheless, it is worth noting that DM BH gained 153 new clients that do not hold their securities at DM BH, but at a depository banks, of which at Bank Handlowy.

During the period under review, DM BH launched a package of analytical services for institutional and private clients that encompasses daily and weekly bulletins, fundamental analyses, teleconferencing, and direct meetings between investors and analysts. Several dozen presentations were also held concerning the various products on offer to clients. These presentations mainly focussed on asset management services and share offerings on the primary market.

5. CUSTODY SERVICES

In 2001, Bank Handlowy continued its provision of custody services involving securities. The Bank is one Poland's leading depositories. It offers its services both to foreign investors active on the Polish capital market and to domestic financial institutions, including investment and pension funds. In doing so, the Bank operates as an integral part of the global custody network of Citibank N.A. known as Global Securities Services.

The custody services provided by the Bank include operating securities and cash accounts, settling securities transactions, handling dividend and interest payments, portfolio valuation and execution of customer proxies, and it also arranges customer representation at general meetings of shareholders.

The Bank is also active in helping to develop the legal regulations for the securities market, with its representatives participating in the work of the Council of Depositories at the Polish Banking Association. The strong position held by the Bank allows it to put forward its own proposals as regards amendments to existing regulations or the establishment of practices that bring the market closer to international standards. Drawing on their own experience and professional skills, staff from the Bank's Custody Department collaborate on the introduction of new systemic solutions with the Securities and Exchange Commission, the National Securities Depository, the Warsaw Stock Exchange, and the Agency for the Supervision of Pension Funds.

The Bank acts as depository for five open-ended pension funds, namely, AIG OFE, SAMPO OFE, OFE Pocztylion, Pekao OFE and Zurich OFE, and also for the Staff Pension Fund of Telekomunikacja Polska SA.

The Bank was the first Polish depository to take part in winding up an open-ended pension fund, with its assets being acquired by a fund for which the Bank is the depository. The winding up and transfer of assets to the Bank was completed in a manner that ensured the uninterrupted operations of both the fund acquiring the assets and the depository itself.

In addition, the Bank has made available a service involving the maintenance of registers of foreign securities, whereby it acts as agent in settling securities transactions carried out by customers on foreign markets.

The Bank operates as depository for 27 investment funds set up by the following investment fund companies: Skarbiec TFI SA, WBK AIB TFI SA, SEB TFI SA, Invesco TFI SA, and Pioneer Pekao TFI SA.

6. SERVICES AS AGENT TO THE GOVERNMENT

The Bank's activity as Payment Agent to the Government, carried out under an agreement concluded with the Minister of Finance, involves the provision of services related to the foreign assets and liabilities of the Polish Treasury.
In 2001, the Bank handled over 400 agreements concerning loans, refinancing, debt reduction, compensatory settlements, debt-for-nature swaps and Treasury Eurobond issues, and also operated 12 clearing, countertrade and special accounts.

The settlements performed by the Bank for the account of the Ministry of Finance in connection with the repayment of liabilities and collection of debts totalled 31bn zloty.

In addition, the Bank compiled statistical information and management reports for the Ministry of Finance and the National Bank of Poland with respect to the assets and liabilities of the Polish Treasury.

Pursuant to an agreement with the Ministry of Finance, in 2001 the Bank continued to administer Treasury liabilities arising on the unsettled debts of health service establishments; totalling 8.4bn zloty, these debts are held by thousands of creditors.
In collaboration with voivodship authorities and tax offices, and also with the relevant government ministries, the Bank verified these debts. It then instituted procedures with a view to redeeming those debts (the Bank carried out 12 direct redemptions, and arranged 7 tenders for the cash purchase of health service debts).
The Bank also concluded 19 agreements with the Minister of Finance on the conversion of health service liabilities into Treasury securities, to a total value of 338m zloty.

7. RETAIL BANKING

The strategic objective of a retail bank is to secure a commanding position on the market for personal banking services and achieve a significant market share (at year end 2001, the Bank's share of the retail banking market stood at 2.8%). The fusion of the safety and soundness that is guaranteed by the tradition and track record of Bank Handlowy w Warszawie SA on the Polish market with the international experience of Citigroup on global markets has brought this objective closer.
In April 2001, the customer accounts maintained within the Handlobank retail banking sector were converted from the Profile system to the Systematics system in use at Citibank. Initial problems stemming from this conversion were subsequently eliminated, and the Bank's system is currently fully operative and stable. No changes to the system are envisaged in the near future.

The year 2001 brought a considerable decline in interest rates, which undermined the attraction of bank deposits, particularly in foreign currencies. Nonetheless, the Bank proved capable of preventing any mass runoff of customer funds by offering attractive investment products and other products that made it possible to cushion the effects of the introduction of a tax on interest income. Further, the Bank lowered most of its account and service charges. The result was that the number of newly-opened accounts rose substantially in November and December.

The Citibank retail network consists of 112 full-service offices. The number of retail customers climbed from 211 thousand at the end of 2000 to 608 thousand at year end 2001.

In 2001, the Bank's retail product range was enhanced by the inclusion of a whole series of investment products. The development was also begun of the Citibank Online Internet platform. In 2002, expanding and upgrading this platform will be a priority task for the Bank in its quest to become a leading player on the Internet banking market. The launch of new retail banking products is supported by intensive, state-of-the-art marketing efforts designed to increase recognition of the Citibank brand name and particular Citibank products.

In the years ahead, the Bank's activity in this area will focus on promoting personal accounts, investment products and insurance. In 2002, the Bank plans to offer its customers life assurance.

8. ASSET MANAGEMENT AND INVESTMENT FUNDS

In 2001 third party asset management was one of the most rapidly growing product lines offered by the Bank's capital group. Assets entrusted to Handlowy Zarządzanie Aktywami SA for management increased from PLN 437 million at the end of 2000 to PLN 767 million at 31 December 2001, which represents a 76% growth. Of this PLN 404 million was managed for the different funds of Kapitał Handlowy, PLN 204 million were on Discretionary Managed Accounts of insurance firms and the remaining PLN 159 million on Discretionary Managed Accounts of other corporate and individual customers. If advisory services offered by Handlowy Zarządzanie Aktywami SA are included, total assets under management and for which advisory services are offered rose by 102% from PLN 596 million to PLN 1,202 million.

2001 was also a very good year for the Bank's investment fund society Towarzystwo Funduszy Inwestycyjnych Banku Handlowego SA (TFI BH). Assets entrusted to TFI BH by customers rose rapidly – primarily as a result of the inflow of funds from individual customers, which rose by 1,820%. Assets of the five Kapitał Handlowy funds managed by TFI BH rose by PLN 89 million at the end of 2000 to PLN 404 million at the end of 2001. The 354% growth over the 12 months of the year placed TFI BH among the most rapidly growing societies and gave it the seventh position with a market share of 3.4%. This was primarily the result of the commencement of distribution of Kapitał Handlowy investment funds through CitiGold branches.in the second half of the year.

Winning of the tender for setting up and management of the Employee Ownership Fund of Polish State Railroads (Fundusz Własności Pracowniczej Polskich Kolei Państwowych) was another great success of TFI BH. Over 400 thousand employees are to participate in the Fund and total assets that are to be placed in the fund over the next few years are estimated by the managenment of Polish State Railroads to reach PLN 1.3 billion. Registration of the Fund and first payments are expected to be made in 2002.

After 2001 TFI BH is still the clear leader on the Employee Pension Programme market. By the end of the year over 22 Employee Pension Programmes in the form of an agreement with Kapitał Handlowy Senior Special Open Investment Fund (Kapitał Handlowy Senior SOFI) have been registered with the Office of the Superintendent of Pension Funds (UNFE). As a result of effective management and regular inflow of fees, assets of this Fund rose in 2001 by over 400% and at the end of December 2001 amounted to PLN 29.6 million. At the West-Pomeranian Exhibition "My Money" TFI BH received the best fund award for the Employee Pension Programme based on the Kapitał Handlowy Senior SOFI.

Plans for 2002 include a further dynamic growth of assets managed by Handlowy Zarządzanie Aktywami SA through direct asset management and advisory services offered by the company. This is expected to the result of both a growth in the whole asset management business in Poland, as well as a strengthening of the competitive position of Handlowy Zarządzanie Aktywami SA. The planned 100% growth in assets under management will be made possible primarily through the introduction of new asset

management products offered both to institutional and individual customers. Among the new products for release in 2002 is a liquidity fund designed to allow companies to invest surplus funds with attractive returns. Another important element of our strategy is the change of name of our investment funds from Fundusze Kapitał Handlowy to CitiFundusze. This should help increase our brand awareness among potential customers.

9. PENSION FUNDS

One of the youngest members of the Bank Handlowy group is the PKO/Handlowy Powszechny Towarzystwo Emerytalne S.A. pension fund company (PKO/Handlowy PTE), which offers pension schemes under the "second pillar" of the pension system and was set up jointly with PKO BP SA. The share capital of this company, at 260m zloty, is one of the largest among all pension fund companies. The value of funds invested almost doubled in 2001, going up from 300m zloty at the end of 2000 to 582m zloty at year end 2001.

For the Bankowy Open-Ended Pension Fund (Bankowy OFE), managed by PKO/Handlowy PTE, the year 2001 was not one of the most auspicious. During 2001, as a result of Bankowy OFE twice failing to achieve the minimum rate of return for the preceding 24 months, as calculated by the Agency for the Supervision of Pension Funds, PKO/Handlowy PTE, as the Fund's manager, was required to contribute an additional sum of over 38m zloty to the Fund's assets. At the end of 2001, all funds found themselves above this minimum rate of return, which stood at 10.732%. Bankowy OFE had generated a return of 11.849%. The difficulties encountered by Bankowy OFE in 2001 can be traced to two questions. The first is the investment performance attained, which was well below average, and which stemmed from the strategy adopted of investing in high-tech equities. The second is the very high value of units two years previously, compared to other funds, which produced an elevated reference base for calculating the rate of return.

Given the failure to achieve the minimum rate of return, the investment strategy of Bankowy OFE underwent a change in the course of 2001. At the beginning of the year, 41% of its funds were invested in equities and 46% in bonds, whereas by year end only 19% remained in equities and 61% had been placed in bonds. Due to the lack of stability on the stock exchange, the Fund has scaled back the above-average holding of equities it had in its investment portfolio in favour of debt securities, these being viewed as safer instruments, with less downside risk. The share of equities in its investment portfolio will be increased again when it is considered that there is a real chance of the market downtrend being reversed.

VI. COOPERATION WITH INTERNATIONAL FINANCIAL INSTITUTIONS

The scope of the Bank's cooperation with international financial institutions altered in 2001 as a result of the merger with Citibank (Poland) S.A. Being able to draw on the extensive Citibank international network, there was no need to maintain such a large number of correspondent accounts as in previous years, and settlements were concentrated within the Citibank network as far as was rationally possible. Moreover, due to the substantial growth seen in settlements performed in euros, correspondent accounts in euro legacy currencies

were closed during the year. At year end, the Bank had 31 nostro accounts in 23 countries, these being used for both interbank settlements and customer payments.

In August 2001, the Bank concluded a strategic agreement with Kreditanstalt fur Wiederaufbau concerning the opening of a €25m line of credit to finance the capital projects of small and medium enterprises in the areas of infrastructure, environmental protection, energy efficiency, and also investment in industry and services. This is the third initiative of this kind taken by the Bank, alongside facilities provided in previous years by the European Investment Bank. Thanks to lines such as these, small and medium enterprises are able to use the offices of Bank Handlowy to access long-term financing from the assistance funds of the European Union.

The Bank also arranged a 3bn zloty long-term bond issuance facility for the European Investment Bank, the aim of which is to provide finance for infrastructure projects in Poland. The bonds have a maturity of from 1 to 30 years, have been admitted for public trading, and are being issued in several tranches. By the end of 2001, two issues had been performed, to a value of 200m zloty and 300m zloty, both maturing in 2011. The Bank is the sole arranger and underwriter for this facility.

At year end 2001, the Bank operated 222 vostro accounts in zloty and 34 in foreign currencies for foreign banks from a total of 34 countries, thereby continuing its longstanding traditions in settling foreign trade. The zloty accounts are also used to a significant extent by the largest international financial institutions investing in Polish securities. The Bank holds an individual foreign exchange licence from the National Bank of Poland allowing it to settle the zloty claims and liabilities of non-residents in a manner that fulfils their expectations.

Over and above its integration and close collaboration with the Citibank international network, the Bank has retained its own well-established position in handling and settling foreign trade transactions, cooperating with over 700 banks and their respective offices worldwide. In 2001, the geographical pattern of this cooperation corresponded to the structure of Poland's foreign trade (primarily involving European countries), and in this respect the Bank utilised its long contacts with the largest banks in particular countries, concentrating on partners with strong and sound financial condition.

The Bank also maintained ongoing contacts with selected foreign financial institutions on the international money and capital markets, upholding its reputation in this area as one of the largest, most active and most innovative partners in Poland.

VII. CHANGES IN RANGE OF BANKING PRODUCTS AND LEVEL OF COMPUTERISATION

1. NEW PRODUCTS & DISTRIBUTION CHANNELS

The Bank has been systematically modernising the product delivery technologies it employs, and is also constantly expanding the product range offered to customers, introducing new instruments to support efficient funds management and modifying those instruments already available. Customers can access the Bank's services via:

- Inter Centrum – a call centre that provides access to ongoing account and transaction information, allows the performance of payment instructions and opening of time deposits, and functions as an information bureau regarding the Bank's products and services;
- CitiDirect – an Internet banking system that offers direct 24-hr access to customer accounts (information on balances and account history, bill payment, other transfers);
- Telephone Sales – an integrated customer sales service.

In 2001, the Bank made available a number of new products for corporate customers, including:
- Banker's Acceptances – a financing facility whereby the Bank accepts bills drawn by customers and then offers the resulting acceptances to third-party investors in search of short-term instruments secured by a first-class bank;
- Channel Financing – a revolving finance facility for retail distribution outlets;
- Franchise Financing – a financing facility for franchisees under leasing arrangements or direct advances;
- Securitisation – a financing facility whereby a pool of earmarked assets generating regular cash flows are used to access immediate funds from investors in return for debt securities backed by those assets.

With respect to structured products, the Bank began offering customers exotic options and customised swaps.

To meet the constantly growing needs and expectations of smaller businesses (firms with annual sales of up to 4 million zloty), the Bank has developed a special Inter Biznes programme, which ensures quick and easy access to the Bank and to new products via the Inter Centrum call centre, 24-hr Internet banking, and a network of 62 offices staffed by qualified financial advisors; the extension of the Bank's opening hours thanks to telephone and Internet services; the provision of top-quality services; the use of simple, easily understandable banking procedures; and a safety and reliability that is guaranteed by the tradition and track record of the Bank on the Polish market and by the international experience of Citigroup on global markets.

The Inter Biznes programme for small businesses includes the Inter Konto package, comprising a current account and debit card together with call centre and Internet access.

The Inter Biznes programme was extended in 2001 to incorporate insurance products and overdraft facilities. In addition, the Bank introduced unsecured lines of credit for new customers, and business development loans for the development of small and medium enterprises, refinanced by Kreditanstalt fur Wiederaufbau and the European Union.

October 2001 saw the launch of the first "Universal Banking Kiosk", a self-service machine that accepts simple payments, such as for telephone or gas bills. In the near future, kiosks of this type, which currently only take cash, will also accept payment by bank card.

During the year, the Bank also introduced the FakturyOnline.pl system to handle customers' commercial finance transactions. The standard functions of this system allow customers to issue and present invoices, and make payments. The system was expanded to include a module that handles invoice discounting under factoring facilities and the submission of applications for loan disbursements under finance facilities for the distribution trades.

Acting in conjunction with Polska Telefonia Cyfrowa, the operator of the Era mobile phone network, Bank Handlowy was the first institution in Poland to offer customers with these

phones the opportunity to use them to carry out secure payments for purchases made over the Internet. To access this service, customers with a mobile phone that receives SMS messages and a credit card issued under the Visa or MasterCard systems simply have to log in at http://zakupy.eranet.pl.

2. IT SYSTEMS

The merger of the Bank and CPSA necessitated the establishment of a telecommunications platform ensuring access for all of the Bank's staff to the IT systems of the new institution. One of the tasks posed in this field was to integrate the telecommunications networks of the two banks. In order to separate the public address resources of the former Bank Handlowy within the structures of the Citicorp network, a firewall was installed at the interface of the two networks.

The central area of work in 2001 was the IT integration of the two systems. A month after the official merger, an interoffice settlement function was implemented within the IT systems in operation. Due to the withdrawal from operation of the Profile system in the Retail Banking Division, the remaining systems (Ibis and Promak) were adapted to run in conjunction with Sytematics.

Another important undertaking during the reporting period was the major overhaul of the WAN/LAN telecommunications infrastructure at the Settlement Centre in Olsztyn. This was made necessary by the continuing work on constructing an operational processing centre for interbank settlements, supporting all of the Bank's offices and units. The Bank's systems were adapted to correspond to the requirements of centralising the processing of domestic and international transfers by means of scanning customer transfer orders at branch offices and their subsequent processing at the Settlement Centre in Olsztyn.

During the year, the Bank finalised the conversion to the euro of accounts held in the national component currencies (the "IN" currencies). In the framework of the "Euro project", accounts in the single currency were opened automatically for those customers holding accounts in the IN currencies, yet not holding euro accounts. Software was developed to allow the successive and automatic conversion to the euro of these customer accounts (deposits).

A key task for the Bank was the implementation of the new Flexcube IT system, which replaced the IBBS system, operated at the former CPSA. In parallel with the work being conducted on implementation and on data conversion from IBBS to Flexcube, intensive efforts were made to carry out the conversion to Flexcube from the Bank's other accounting system, Ibis. Special software was written for this purpose, and appropriate procedures were developed for the conversion itself and for validation of the conversion process. The work involved here also included developing an interface to integrate the Goniec electronic banking system with Flexcube and to allow reports generated within Flexcube to be delivered under the COOL system, used to store report archives. As of December 1, the Flexcube system was brought on stream in the Bank's Wroclaw region, which had previously been running Ibis, the basic IT platform for the corporate banking area within Bank Handlowy prior to the merger. Completion of Flexcube implementation at all the Bank's branches and at Head Office, signifying the transition to a single IT platform throughout the entire Bank, is projected to take place in October 2002.

VIII. CHANGES IN MANAGEMENT FRAMEWORK

As of the beginning of February 2001, the Bank has been operating within a new organisational structure that has been adjusted to reflect the existing division of the Bank's activity into commercial and retail business, and which also provides for support functions related to the Bank in its entirety.
The new organisational structure of Bank Handlowy is based on three sectors:

- **Commercial and Investment Banking**
  comprising the divisions and departments involved in servicing business organisations and other institutional customers (customer service management, products, loans, operations and technology);
- **Retail Banking**
  comprising the divisions and departments involved in servicing personal customers (distribution, marketing, loans, operations and technology, financial control, direct sales and Citiphone);
- **Management and Support**
  responsible for providing both front office sectors with the uniform level of support necessary for them to function properly. This sector comprises personnel management, legal support, financial control, and other support departments (including internal audit, property management and compliance monitoring).

The changes made to the Bank's organisational structure are designed to promote the Bank's future development and ensure the performance of the business strategy adopted. In addition, these changes are intended to assist the Bank's operations on new segments of the market, increase the efficiency of customer service, and enable the Bank to offer its customers a modern and comprehensive range of products.

IX. INFORMATION ON MEMBERS OF MANAGEMENT AND THE SUPERVISORY BOARD

1. Changes in the composition of management and the Supervisory Board in 2001

At December 31, 2001, the Supervisory Board of Bank Handlowy w Warszawie SA comprised:

Mr Stanisław Sołtysiński	Chairman
Mr Jean Paul Votron	Deputy Chairman
Mr Goran Coolert	Member
Mr Heinrich Focke	Member
Mr Krzysztof Grabowski	Member
Mr Mirosław Gryszka	Member
Mr Allan Hirst	Member
Mr Krzysztof Opawski	Member
Mr Ryszard Pessel	Member
Mr Carlos Urrutia	Member
Mr Edward Walsh	Member
Mr Ryszard Wierzba	Member

Pursuant to resolutions adopted by the Ordinary General Meeting of Shareholders on June 25, 2001, the following changes had previously been made to the composition of the Bank's Supervisory Board:

- the following members were recalled: Mr Dinyar Devitre, Mr Jacek Michalski, Mr Dipak Rastogi, Mr Aamir Zahidi,
- the following members were appointed: Mr Allan Hirst, Mr Carlos Urrutia, Mr Jean Paul Votron, Mr Edward Walsh.

At December 31, 2001, the Management Board of Bank Handlowy w Warszawie SA comprised:

Mr Cezary Stypułkowski	President
Mr Shirish Apte	Vice President
Mr Wiesław Kalinowski	Vice President
Mr Philip King	Vice President
Mr Witold Walkowiak	Vice President
Mr Edward Ward	Vice President

Pursuant to resolutions adopted by the Supervisory Board, the following changes had previously been made to the composition of the Bank's Management Board:

- on March 29, 2001:
  - Mr Shirish Apte was appointed Vice President of the Bank as of March 29, 2001,
  - Mr Antoni Sala was recalled as Vice President of the Bank as of June 25, 2001,
  - Mr Marek Oleś was recalled as Vice President of the Bank as of June 30, 2001,
- on June 25, 2001:
  - Mr Richard Jackson was recalled as Vice President of the Bank as of June 25, 2001,
- on September 25, 2001:
  - Mr Witold Walkowiak was appointed Vice President and Chief Financial Officer of the Bank as of September 25, 2001,
  - Mr Artur Nieradko was recalled as Vice President of the Bank as of September 25, 2001,
- on December 4, 2001:
  - Mr Raymond Lim was recalled as Vice President of the Bank as of December 4, 2001,
  - Mr Philip King was appointed Vice President of the Bank as of December 4, 2001.

Mr Sarwar Iqbal holds the post of Executive Director at the Bank responsible for the IT and Operations Division, whiel Mr Artur Nieradko holds the post of Executive Director repsonsible for the equity investment portfolio.

2. Total salaries and bonuses of members of management and the Supervisory Board, and salaries and bonuses received for posts held in the directing bodies of subsidiary and associated undertakings

In 2001, the total compensation paid to members of the Bank's Management Board and Executive Directors, and to members of the Supervisory Board, as consideration for posts held in the Bank's directing bodies and in those of the Bank's subsidiary and associated undertakings, was as follows:

- compensation to members of management 6,862.0 thousand zloty
- compensation to members of the Supervisory Board 476.4 thousand zloty.

3. Outstanding advance payments, loans, advances, guarantees and endorsements provided by the Bank to members of management and the Supervisory Board

At December 31, 2001, the total amounts outstanding under guarantees and endorsements extended by the Bank referred solely to members of management, i.e., members of the Management Board and Executive Directors, and amounted to 519 thousand zloty. The advance payments made by the Bank to members of management stood at 2 thousand zloty.

4. Total number and par value of all shares in the Bank and in other undertakings belonging to the Bank's group of companies held by members of management and the Supervisory Board

The total number of shares in Bank Handlowy w Warszawie SA stands at 107,577,100, each with a par value of 4 zloty. The par value of all shares in the Bank thus amounts to 430,308,400 zloty.

At December 31, 2001, shares in Bank Handlowy w Warszawie SA were held solely by Mr Cezary Stypułkowski, the President of the Bank, these comprising 5,259 shares with a par value of 21.04 thousand zloty.

X. SIGNIFICANT RISK FACTORS RELATED TO THE BANK'S ENVIRONMENT AND OPERATIONS

1. RISK FACTORS RELATED TO THE ENVIRONMENT

The economy

The Bank's forecasts for the Polish economy project a gradual improvement from the third quarter of 2002 onwards, and a return to 4% GDP growth in subsequent years. GDP growth should be fuelled by an increase in domestic demand and in exports. At the same time, inflation should come down on a lasting basis, and annualised average price growth should not exceed 5%. With inflation running low, official interest rates can be expected to be cut,

thereby giving additional impetus to business activity and loan demand. The stabilisation of the economy should trigger a further inflow of foreign investment, primarily direct investment. The years ahead should see the further development of investment and pension funds, which will act as a powerful stimulus to the development and stabilisation of the capital and money markets. These processes should be accompanied by rising demand for financial services.

The situation of the banking industry in Poland, and thus also the financial condition of the Bank, is integrally linked to the overall state of the national economy, and also to the conditions prevailing on local and regional markets within the country. Poland's economic situation is a function of numerous factors, such as GDP growth, inflation, wage levels, unemployment, interest rates, performance in foreign trade and the current balance, the size of the government deficit and movements in exchange rates, and also demographic conditions. Any unfavourable changes in these macroeconomic factors, particularly any rise in inflation (implying heightening investment uncertainty) or in the current account deficit, or any significantly negative movements in interest or exchange rates, or a substantial fall in foreign direct investment, could have an adverse effect on the earnings and overall financial condition of the Bank's group of companies. It should also be noted in this regard that lower interest rates, in both nominal and real terms, will promote customer interest in savings vehicles that function as alternatives to bank deposits.

Macroeconomic policies and the measures taken by government institutions exert a major impact on the national economy, and also – directly or indirectly – on the Bank's financial performance. In this connection, it cannot be excluded that future political decisions could have an adverse effect on the Bank's financial situation.

Regulatory risks

Any changes in economic policies or in the legal system could have a considerable effect on the Bank's financial condition. In terms of banking sector regulation, a particularly important role is played by statute law, and also by the implementing regulations issued by the Minister of Finance, the resolutions of the NBP Management Board and the regulations issued by the President of the NBP, and by the resolutions of the Commission for Banking Supervision.

In terms of the regulations mentioned above, those of key significance include provisions concerning large exposure limits (included in the Banking Act), the ceiling on capital holdings, measured by reference to the capital base (the Banking Act), liquidity and credit risk standards (resolutions of the Commission for Banking Supervision), calculating and meeting reserve requirements (the Act on the NBP, and resolutions of both the Monetary Policy Council and the NBP Management Board), and specific provisioning against irregular assets (the Accounting Act and ordinances issued by the Minister of Finance), and also regulations on taxation and similar charges.

The reforms associated with Poland's accession to the European Union that will most probably be carried out in the coming years are expected to bring about serious changes in the domestic economy that could affect the Bank's operations, financial condition, earnings and growth prospects. Poland is currently bringing its legal regulations into line with those in force in the European Union. As of October 2002, Polish citizens are to gain full access to financial services provided by EU financial institutions. This could cause a certain decrease in the interest shown in services offered by domestic banks, including Bank Handlowy.

Polish legislation contains provisions that govern capital flows and transfers to and from Poland. While these provisions do not at present restrict the possibility of transferring dividends and other income, such restrictions could be introduced in the event of major economic problems.

Taxation

Poland's tax system is subject to frequent change, many regulations have not been drawn up with sufficient precision, and clear interpretative rulings on those regulations are lacking. The interpretation of tax regulations alters frequently, and there is no uniformity in the practice of the tax authorities or in the rulings of the courts on matters of taxation. Compared to a more stable tax regime, this divergence of interpretation with respect to tax regulations generates greater risk that the operations of a Polish bank and the manner in which these are reported in tax declarations and returns could be judged to be in breach of those regulations.

One aspect of the inadequate precision that marks Polish tax regulations is that there is no provision for formal procedures constituting final verification of the accuracy with which tax liabilities have been calculated for a given period. Tax declarations and the amount of tax actually paid may be reviewed by the tax authorities for a period of five years subsequent to the event. Were the tax authorities to adopt an interpretation of tax regulations differing from that assumed by Bank Handlowy, this could have a material adverse effect on the operations of Bank Handlowy, its financial condition, earnings and growth prospects.

The taxation of certain capital gains introduced in November 2001, which in particular includes bank deposit interest, could lead to a reduction in the household propensity to save in the form of bank deposits. Should this happen, this will have an adverse effect on the operations of the Bank and its financial performance.

Competition within the banking sector

Mounting competition is observable on the Polish banking market between banks active in particular segments of that market. Competition is set to sharpen for the accounts of large corporate customers and municipal authorities. As the banks develop organisationally and technologically, competition will also step up in the retail and small business sectors.

Many international financial institutions have been investing in the Polish banking industry. In addition, corporates are making use of financing alternatives to bank loans, such as commercial paper, bonds, equity issues or lease finance. There is a strong likelihood that the increase in foreign investment in the banking sector, coupled with the consolidations taking place in that sector, will result in fiercer competition on the banking market.

The progressive integration of Poland with the European Union will strongly expose the Polish banking industry to competition from foreign institutions, particularly in such segments of the market as foreign exchange operations, foreign trade settlement and investment banking.

The growing level of competition within the banking sector could have an adverse effect on the Bank's operations.

2. RISK FACTORS RELATED TO OPERATIONS

Liquidity risk

Maturity mismatches between loans and the deposits that fund them are a typical aspect of banking activity, and these occur at the Bank as well. They could give rise to potential problems for current liquidity were there to be a buildup of large payments to customers. The management of the Bank's assets and liabilities, including the regulation and control of liquidity risk, is the responsibility of the ALCO Committee, which maps out a strategy then implemented by the Treasury Department. There is no certainty, however, that the persistence of maturity mismatches will not have an adverse effect on the Bank's financial condition in the future.

The Bank's deposit base is stable, diversified and trending upwards. In addition, the Bank has good access to interbank funding and adequate capital. The level of liquidity risk is thus low.

Foreign exchange risk

The Bank performs foreign exchange operations both on behalf of its customers and for its own account, and holds open FX positions within established limits. As a result, the Bank is exposed to exchange rate risk, and there is no certainty that future movements in exchange rates will not have an adverse effect on the Bank's financial condition. The control of foreign exchange risk is the responsibility of the Market Risk Department, which cooperates in this area with the Treasury Department. The level of foreign exchange risk is moderate, mainly due to the large scale of operations transacted, particularly in derivatives. Open FX positions do not generally exceed 10% of the capital base.

Interest rate risk

As is the case with other Polish banks, the Bank is exposed to mismatch risk regarding the repricing of its assets and the liabilities that support them. Interest rate risk can arise where it proves impossible to offset the fall in income caused by lower rates of interest on loans through a corresponding reduction in the rates of interest paid to depositors. This risk also applies to situations where a rise in deposit rates cannot be offset by a corresponding rise in lending rates. The management of interest rate risk is one of the functions of the Bank's ALCO Committee, which – among other things – determines principles for provisioning against various financial risks being incurred and develops the Bank's pricing policies in terms of interest rate risk. There is no certainty that future interest rate movements will not have an adverse effect on the Bank's financial condition. The present level of interest rate risk is low.

Equity investment risk

Decisions concerning the Bank' equity investments are taken by the Management Board and the Capital Investments Committee. The Bank's equity interests are divided into three categories: active investments, strategic investments and restructured investments. Active investments are intended to ensure a high rate of return. The strategic investment portfolio is composed of the Bank's equity holdings in subsidiary and associated financial institutions that are of strategic significance to the Bank in terms of the operations it conducts. Finally,

restructured investments are those derived from debt-for equity swaps. Investments in equity are carried out either directly by the Bank or by the Bank's investment companies (which are wholly-owned subsidiaries). In the case of some of these equity holdings, their valuation is based on the assumption that a strategic investor can be found for the company concerned. For this reason, the maintenance of a high level of foreign investment in Poland may be crucial to the valuation of those holdings. In addition, due to various macroeconomic developments, the situation on the capital market and other factors impacting the operations of the companies in which the Bank has an equity interest, the realisable value of the holdings in question may prove lower than expected, or even lower than their carrying value in the Bank's accounts, which could have an unfavourable effect on the pricing of the Bank's own shares. The level of equity investment risk is moderate.

Risk elements in lending

The conduct of business involving the extension of loans and guarantees is inextricably connected with the risk of payment delinquency (in terms of both loan principal and interest), and also with the risk that the asset represented by an outstanding loan or funded guarantee will prove impossible to recover. The Bank monitors its risk assets on an ongoing basis, classifies them in accordance with the relevant regulations laid down by the NBP, and establishes all the requisite specific provisions against loans classified irregular. Nevertheless, given the possibility of changes in the external environment, such as a deterioration in the overall economy or the emergence of other factors that could have a negative impact on the Bank's customers, there is no certainty that in the future the need to provision adequately against the existing asset portfolio will not have an adverse effect on the Bank's financial condition, or that the provisions and collateral in place will prove sufficient to absorb the losses possibly arising on lending activity. The present level of credit risk is moderate.

Legal risk

The Bank is a subsidiary undertaking of Citibank N.A., which belongs to the Citigroup group of companies. In order for the Bank's majority shareholder to be able to control the risk inherent in its operations properly, on a global scale, and also to maintain compliance with the American regulations which it is governed by, the Bank must ensure the compliance of its own regulations and activity with the standards set by Citibank and with the relevant regulations applicable to Citibank and Citigroup. One issue in particular is that the technical support centre for retail banking is located in Singapore. Certain operational questions that arise in the context of relations with strategic investors and the outsourcing of data processing are not always addressed with sufficient clarity in Polish law. This gives rise to legal risk, which the Bank mitigates by conducting detailed legal analyses.

Contributions to the Bank Guarantee Fund

Pursuant to the Act on the Bank Guarantee Fund, the Bank is included in a mandatory deposit protection scheme for personal deposits. Banks included in this scheme are required to make specified payments to the Fund.

Due to the generally worsening situation within the banking sector, or the failure or financial distress of one of the participating institutions, it might prove necessary for the Bank and other participants in the Bank Guarantee Fund to make large payments to the Fund, in

proportion to the sums held within the individual deposit protection funds established at given institutions. This could have negative repercussions for the Bank's earnings.

XI. PROSPECTS FOR BUSINESS DEVELOPMENT

General development objectives

The Bank's objective is to increase shareholder value by ensuring an appropriate return on equity and maximising the value of the institution and its business relationships. Thanks to the merger of Bank Handlowy w Warszawie SA and Citibank (Poland) SA, the coming years offer an opportunity to achieve substantial economies in the Bank's operations, particularly in the area of corporate banking. At the same time, the Bank's involvement in Citigroup, the largest financial institution internationally, will allow the Bank to compete effectively in all market segments and to gain new groups of customers.

Following the merger with CPSA, the Bank has customers in all segments of the market. The Bank's intention is to preserve the customer base "inherited" through the merger and to be active in seeking new customers. The Bank's size, know-how and technology give it a competitive edge in all parts of the banking market.

In the medium term, the Bank will be striving for a market share in double figures, as measured by its share in the net income from banking activity generated by the whole banking industry. In 2001, this share stood at 8%. This increase in market share is to be attained by maintaining the Bank's leading position in servicing international corporations and large domestic companies, and also in Treasury operations, by strengthening its position in servicing financial institutions and government, by developing services for small and medium enterprises, by securing a dominant position among the highest income personal customers (private banking), by gaining a strong position among medium-to-high income customers, and by putting in place loan facilities for customers with below-average incomes.

Services to corporate and institutional customers

The Bank is one of the leaders in corporate banking. It is the bank of first choice for international corporations and for the very largest Polish companies. It is also the preferred partner for large domestic firms and financial institutions. Moreover, it is the foremost institution in handling money market and foreign exchange transactions. The Bank's goal is to retain its present market share in these areas and to achieve a double-digit share of the remaining segments of the corporate and institutional market within a time frame of three years. The Bank is servicing its corporate customers under the name of Bank Handlowy.

In developing relationships with the largest customers, the Bank has the powerful advantage of being part of Citigroup. The Bank will be able to accommodate the financial needs of these customers by offering unique services that blend its own knowledge of the domestic business environment with the international experience and global reach of Citigroup.

A key product in maintaining customer relations will be loan facilities, although the greater part of the income streams generated here will come from funds management, servicing

foreign trade and Treasury products. The solutions and innovations applied in these product categories will constitute the core of the Bank's competitive advantage, especially in the business it conducts with the most demanding international customers, leading domestic corporates and financial institutions. The Bank will also strive to further improve its already strong position in the medium and small companies segment through intensifying its use of such innovative products.

The Bank has also commenced active marketing of its services to the small business sector. These customers are serviced through the branch network and via remote delivery channels.

Investment banking services are to be made available through close cooperation between Bank Handlowy and Citigroup Investment Banking (currently "SSSB"). This will allow the performance of large-scale international transactions to be combined with services to smaller domestic companies.

The year 2002 is to see the completion of the implementation of the Flexcube IT system and of the centralisation of operations. This will permit the quality of operations to be upgraded and ongoing overheads to be reduced.

Retail banking

At year end 2001, the Bank was a medium-sized player in retail banking, yet with a particularly strong position in credit cards and in servicing customers with the highest net worth (private banking). The retail banking market is considered to possess high growth potential. Over the next three years, the Bank plans to double its market share here. The Bank's target aim is to capture a double-digit share of the market. In retail, the Bank is operating under the Citibank brand.
The Bank's goal is to strengthen its position among the highest income customers. Its CitiGold product line, in addition to traditional deposit and loan products, will include comprehensive asset management and financial consultancy services that also encompass individual Treasury products, standardised and customised asset management strategies, term investment vehicles, brokerage services, and both personal and investment-linked insurance.

The basic product offered to personal customers (outside the CitiGold line) will be the CitiKonto interest-bearing current account. The key benefits of this account will be low interest overdraft lines and easy-to-use, fully functional direct debits. In addition, an Internet banking facility will be available free of charge. The Bank will also be developing sales of units in investment funds and brokerage services based on an "Investor Package". The product range will be expanded in 2002 to include sales of insurance products.

The Bank will be seeking to maintain its strong position in credit cards, where it is currently the unquestioned leader. New types of card will be made available and affinity programmes introduced. A new programme of instalment loans and cash advances will be launched in 2002 for personal customers.

The key to successfully winning new customers will be for the Bank to offer services of the highest standard. With a view to occupying a front-rank position in terms of customer satisfaction, comprehensive quality controls are being performed of customer service and changes to existing processes. The process of implementing high quality assurance standards is to be completed in the first half of 2002.

Distribution network

The development of the Bank's distribution network will factor in the need to increase the scale of activity on the retail banking market and the synergies available with its corporate banking services. In all, the Bank will have its disposal 170 offices and customer service outlets, an extensive staff of corporate relationship managers and a network of retail direct sales agents, coupled with remote delivery channels such as Internet banking, direct banking, call centres, automatic response telephone services (IVR) and multipurpose ATMs.

Aside from cases where their sites overlap, the existing Citibank offices will be maintained and adapted for sales of a wider product range and for services to small businesses. Citibank customers will be able to use some 100 well-located branch offices and 10 CitiGold branches. Facilities for personal customers will also be in place at selected corporate banking offices. The corporate banking function will based on 30 branches and 34 sub-branch offices. Small businesses will be serviced at all Citibank and corporate banking branches. In the case of corporate and CitiGold customers, the mainstay of the distribution network will be relationship managers.

Internet access to Citibank will continue to be upgraded. The implementation of a new solution in this area, Citibank Online, will enhance the functionality of Internet banking. In the longer time frame, Internet access will also be provided to brokerage accounts operated under the "Investor Package". Corporates and institutional customers will be able to use the CitiDirect electronic banking platform. The Bank's goal over the next two years is for electronic transactions to account for 90% of all transactions within this group of customers.

High functionality and high quality parameters are to be ensured for call centre access. For personal customers and small businesses, these services will be integrated at one call centre, with a single access number. This centre will handle personal CitiKonto customers, small businesses, CitiConnect, and the brokerage services of DM BH, and will provide a general helpline. Telephone services to large and medium companies and institutional customers will remain partly decentralised, at the level of branches and sub-branch offices.

Synergies

Wide-ranging experience and diverse operations provide Bank Handlowy with strong competitive leverage and allow it to offer customers comprehensive solutions by taking advantage of the opportunities afforded by synergies between corporate and retail banking, between banking services and asset management, and between banking products and insurance.

Packages of deposit and loan products for company staff will be available to the largest corporate customers. A typical package of this kind will include personal current accounts together with payroll support facilities, credit cards, mortgage loans and cash advances. In addition to pricing incentives, in justified cases the Bank will be prepared to install an ATM on site at the company or open an office there.

The Bank will also be marketing corporate products to its retail customers. This especially applies to CitiGold customers, who will be offered specialist Treasury products, brokerage services and asset management facilities. All Citibank customers will have access to investment products, in particular including units in investment funds operated by TFI

Kapital Handlowy. In the framework of collaboration between the Treasury Department and the Handlowy Zarzadzanie Aktywami asset management company, there are plans to launch an investment fund for retail customers focussing on units in investment funds of corporate debt securities.

A special product line is to be developed in 2002 for self-employed professionals, to be provided within the services offered to small businesses. These customers will be offered a product package that includes two interconnected accounts, a business account and a Citibank personal account. Thanks to this, the customers in question will gain access to the full product range of both Bank Handlowy and Citibank, while all transactions between the two accounts will be simplified and cheaper.

Completing the process of merging Bank Handlowy w Warszawie SA and Citibank (Poland) SA will make it possible to obtain a number of synergies at the level of support and service functions. This in particular refers to such areas as financial control, strategy, legal support, public relations and human resource management.

Signatures of all members of the Management Board

Date	name	post held	signature
25.03.2002	Cezary Stypułkowski	President	
25.03.2002	Shirish Apte	Vice President	
25.03.2002	Wiesław Kalinowski	Vice President	
25.03.2002	Philip King	Vice President	
25.03.2002	Witold Walkowiak	Vice President	
25.03.2002	Edward Brendan Ward	Vice President	

82-4613

Consolidated Financial Statements of Bank Handlowy w Warszawie SA as of 31 December 2001

Opinion and Report of auditors

Report on Operations of the Capital Group of Bank Handlowy w Warszawie SA in the year 2001

This is a working translation from the original Polish version

CONTENTS

Letter to shareholders

BANK HANDLOWY W WARSZAWIE SA

A member of citigroup

Cezary Stypułkowski
President

Warsaw, 22 May 2002

Dear Shareholders

2001 was without doubt a historic year for Bank Handlowy w Warszawie S.A. and it's Capital Group. After more than six months of preparations, on 28 February, Bank Handlowy merged its operations with those of Citibank (Poland) S.A. The merger placed the combined bank at the top of the league table in terms of capital base and amongst Poland's largest banking institutions in terms of asset base.

The merger has strengthened Bank Handlowy's market position in some of the key business areas. For example, in the corporate banking business, Bank Handlowy now enjoys a dominant position in Poland in servicing large multinational corporations and is one of the largest providers of custody services. The merger results in an expanded range of products that we are able to offer large local corporations – in particular in the areas of account management and trade finance. We have further strengthened our position as Poland's largest debt originator. In the consumer banking business the merger has doubled our number of customers giving economies of scale that will benefit customers and shareholders. The Bank's consumer banking business over the lest year nearly tripled the number of customers, its share in the consumer deposit market and further strengthened its position as clear market leader in the issuance of credit card.

In a relatively short period of time we have been able to unify the product ranges of the two banks, both in the areas of consumer and corporate banking. Our successes are borne out by several prestigious awards. In September "The Banker" named us "Bank of the Year 2001 for Poland". Another international magazine – "Euromoney" – named us "The Best Debt House in Poland".

The merger and further increase in the shareholding of the Bank's strategic investor increased the pace of integration and adjustment to the requirements and standards set within Citigroup.

We have adopted an aggressive schedule for the implementation of new unified IT systems. The migration of Handlobank to a new system was completed in April. At the end of September we commenced a move of our corporate business to a new platform. The completion of this process, planned for the year 2002, will make us the largest Polish bank using a modern, fully integrated, on-line IT system to meet the demands of the 3rd millennium. These IT solutions will undoubtedly be a source of significant competitive advantage for the Bank, and will enable us to provide our customers with state of the art, modern, world class banking products.

One of our greatest achievements in 2001 was the centralisation of settlement operations in the new Olsztyn Settlements Centre. The process, initially expected to take two years, was greatly accelerated due to the planned implementation of Flexcube – the Bank's new integrated and centralised IT platform. It is mainly the establishment of the Olsztyn Centre that allowed us to cut costs of operations and personnel, primarily through the reduction of our staff level by nearly 800.

Immediately after the merger we have implemented a new organisational structure. Within this new structure we have created teams responsible for serving different customer segments and teams responsible for development and sales of different product families. The new structure will enable us to closely tailor our products to the needs of different customer segments. I am strongly convinced that through this structure we will strengthen existing customer relationships and acquire new customers in a more cost-effective manner. In addition to lowering our product development and customer service costs this should allow us to significantly boost sales volumes. Further cost and revenue synergies should be anticipated as full integration of the consumer and corporate businesses progresses in 2002. Our aim is to significantly increase cross sales of products offered by corporate and consumer business and the products offered by our affiliated and subsidiary operations.

As far as the Bank's Group is concerned the Bank's entry into Citigroup forced us to develop a target structure of the Bank Handlowy Group aimed at the optimization of financial results on investments and at the same time at the minimization of risk connected to these operations. As a result we have reviewed our investment portfolio with the aim of its reduction, which would allow us to concentrate our resources on strategic investments, aimed at strengthening the Bank's market position.

The most significant changes occurred with reference to domestic and foreign banks – Cuprum Bank S.A., Bank Rozwoju Cukrownictwa S.A., Mitteleuropäische Handelsbank AG, Bank Handlowy International S.A. and Centro Internationale Handelsbank AG. The last three investments were made with an aim to improve the Bank's international settlement operations. Under the changed circumstances, and in light of the fact that these tasks can now be accomplished by other Citigroup entities, holding them further by Bank Handlowy has become unnecessary. Thus plans to limit the level of the Bank's investment in these entities have been developed during the year. This led to the disposal of the Bank's full stake in Centro Internationale Handelsbank AG and a part of its stake in Mitteleuropäische Handelsbank AG. The process of liquidating Bank Handlowy International S.A. has been well advanced and an agreement for the full disposal of Cuprum Bank S.A. has been signed, leading to the conclusion of the transaction in March 2002.

On the other hand, it is the Management Board's intention to strengthen those entities forming a part of the strategic investment portfolio, which will help realize the objective established for them, i.e. the effective supplementation of the Bank's product offer, increasing its prestige, and strengthening its competitive position on the financial services market in Poland. By far the most important changes here, being a direct consequence of Bank Handlowy becoming a member of Citigroup, is the merger on 1 April 2001 of Centrum Operacji Kapitałowych Banku Handlowego w Warszawie SA and Citibrokerage S.A. into Dom Maklerski Banku Handlowego SA, which in the first year of its combined operations received two important awards from the President of the Warsaw Stock Exchange – for taking the second place in settlement of share transactions and for becoming the most active market maker. Another major success was achieved by Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A., which was one of the most rapidly growing investment funds in the Polish market. In 2001 its assets of which increased 4.5 times and its market share rose from below 2% to 3.5%. A merger of Handlowy Leasing S.A. with Citileasing S.A. planned for the second half of 2002, which should result in an increase of the market share by the new institution.

Overall, the formal integration of Bank Handlowy and Citibank (Poland) S.A. was a fast and efficient process. In ten months we have achieved more than some of the other institutions going through a similar process have been able to achieve in several years. Having in mind the satisfaction of our customers we want to concentrate our efforts in 2002 on improving further our internal procedures, customer service levels, staff competencies and our products.

In 2001 the Bank has operated in economic conditions significantly tougher than those experienced in recent years. The backdrop to these conditions included a rapid fall in GDP in most industrialised countries, adverse economic impact of the 11 September attack and a significant drop in capital inflows to developing countries.

The negative effects of these developments, albeit to a limited extent, were also experienced by Poland. They manifested themselves in a drop of internal demand and a deterioration of price terms for Polish exports, rapid fluctuations of the zloty exchange rates during the summer, a 30% drop in foreign direct investments and a drop in turnover and prices on the Warsaw Stock Exchange.

The effects of the negative external factors were further compounded by a general deterioration in the Polish economy. Economic slowdown, drop in the industrial production growth rate and growing unemployment combined with a significant drop in the inflation rate forced the central bank to change its monetary policy and make several significant cuts in the base interest rates. However further reductions were not encouraged by the gradually rising budget deficit, which in the closing months of the year presented a major threat to the stability of the Polish economy.

Adverse economic conditions exerted a major influence on the Group's financial results. Demand for credit from customers in the corporate sector was weaker than originally anticipated. Additionally, it was necessary for the Bank to tighten credit controls given the poor corporate financial performance reported in a number of sectors. Overall this resulted in slower growth of interest-earning assets than of interest-bearing liabilities, which were mainly driven by the fast inflow of customer deposits. The cost of safeguarding the Bank's assets in these tough economic conditions was inevitably a general reduction in the profitability of operations. Our ability to freely shape prices for the Bank's services, in particular those linked to interest rates, was severely restricted. The drop in market interest rates, combined with the changes in the Bank's balance sheet structure resulted in net interest income growing by only 10% and resulted in a fall in the net interest margin – from 4.0% in the previous year to 3.6%.

On the other hand, the rapid growth of the non-interest income and the rise of its share in total revenues was a very positive development for the Group. Despite the difficult macro and microeconomic situation we were able to further diversify our revenue stream and in part substitute reductions in interest income with more stable fee income and FX gains on customer transactions.

Despite the difficult operating environment, the Group achieved a 35 % rise in revenues as compared to 2000 and a 96% rise in profit before taxation. Nevertheless the Group's net profit of 163 million zloty fell by 10% (or by 19 million zloty). The level of net profit was significantly influenced by two factors: charges to provisions and taxation. Due to the deterioration in the financial condition of some of our major customers it was necessary to create further specific provisions to cover the increase in credit risk on loans extended to those customers. The second factor was an additional charge made for taxation by anticipating the lower legislated rate of taxation on loan losses that we assume will be tax deductible in the future. This added approximately 60 million zloty to the tax charged against our result for the year. This decline in performance is accentuated in our reported profitability ratios due to the significant increase in capital and total assets that results from the merger with Citibank (Poland) S.A.

Against this we should evaluate very positively the synergies achieved through restructuring and rationalising our operating expenses, which do not differ markedly from amounts planned and which have shown only moderate growth. Furthermore, it is noteworthy that benefits from certain expenses incurred in 2001, including general expenditure cuts and staff downsizing, will not begin to flow or be visible before 2002.

It is the ambition of the both the Bank's management and all of its employees to build not only the most modern, but also one of the most efficient and profitable financial groups in Poland. I am deeply convinced that our achievements of 2001 and the realisation of our plans for 2002 will help us lay a solid foundation for stable and long-term growth of our institution and to strengthen its leadership role in the Polish financial services sector.

The Auditor's Opinion

TRANSLATION

AUDITOR'S OPINION
TO THE SHAREHOLDERS OF
BANK HANDLOWY W WARSZAWIE SA

We have audited the accompanying consolidated financial statements of Bank Handlowy w Warszawie SA located in Warsaw, Chałubińskiego 8. These consolidated financial statements consist of: an introduction; the consolidated balance sheet as at 31 December 2001 with assets and liabilities amounting to PLN 33,081,177 thousand; the consolidated statement of contingencies and commitments granted as at 31 December 2001 amounting to PLN 9,765,095 thousand; the consolidated profit and loss account for the year ended 31 December 2001 with net profit amounting to PLN 163,286 thousand; the statement of changes in consolidated shareholder's equity for the year ended 31 December 2001 with equity amounting to PLN 5,836,510 thousand; the consolidated cash flow statement for the year ended 31 December 2001 with an increase of cash amounting to PLN 1,892,084 thousand; and notes to the financial statements.

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted the audit in accordance with International Standards on Auditing, as issued by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591 with subsequent amendments) and the professional norms established by the Polish National Council of the Certified Auditors. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

TRANSLATION

In our opinion, these consolidated financial statements have been prepared from properly maintained accounting books and present fairly, in all material respects, the financial position of the Capital Group of Bank Handlowy w Warszawie SA ("the Group") as at 31 December 2001, and the results of its operations and its cash flows for the year then ended are in accordance with the accounting standards applied in Poland as set out in the Polish Accounting Act dated 29 September 1994, as well as other regulations issued on this basis and along with requirements for issuers of securities admitted to public trading, which have been applied on a consistent basis.

As required under the Polish Accounting Act dated 29 September 1994 we also report that the information on the Group activity given in the Directors Report is consistent with the financial statements.

signed on the Polish original

....

Certified Auditor No. 3683/5018
Janina Skwarka

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Certified Auditor No. 796/1670
Bogdan Dębicki,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Richard Cysarz, Proxy

Warsaw, 22 May 2002

Consolidated Financial Statements of Bank Handlowy w Warszawie SA as of 31 December 2001

SECURITIES AND STOCK EXCHANGE COMMISSION

00- 950 WARSZAWA PLAC POWSTAŃCÓW WARSZAWY 1

Consolidated Report SAB-RS 2001

(pursuant to § 1 par. 2 and § 57 par. 2 of the Regulation of the Council of Ministers dated 16 October 2001 - Official Journal No 139, item 1569)

(for banks)

For the period from 1 January 2001 to 31 December 2001 and
for the period from 1 January 2000 to 31 December 2000

29 May 2002
(delivery date)

Bank Handlowy w Warszawie Spółka Akcyjna
(full name of issuer)

Bank Handlowy w Warszawie SA
(short name)

00-613 (zip code) **Warsaw** (town)

Chałubińskiego (street) **8** (number)

022-690-30-00 (telephone) **022-830-01-13** (fax) **listy@bh.com.pl** (e-mail)

526-030-02-91 (NIP) **000013037** (REGON) **www.handlowy.com.pl** (WWW)

KPMG Polska Audyt Sp. z o.o.
(Auditor)

22 May 2001
(opinion delivery date)

Annual consolidated report includes:

- ☑ A Letter of the Board of Directors
- ☑ The Auditor's Opinion
- ☑ Consolidated financial statements:
  - ☑ Introduction
  - ☑ Consolidated Balance Sheet
  - ☑ Consolidated Profit and Loss Statement
  - ☑ Movements in Consolidated Own Equity
  - ☑ Consolidated Cash Flow Statement
  - ☑ Additional notes
- ☑ The Directors' Report
- ☑ The Auditor's Report
- ☑ Abbreviated financial statements of entities excluded from the consolidation

EXTRACTED FINANCIAL DATA FOR 2001	PLN '000	EUR '000
I. Interest income	2,680,851	734,299
II. Fee income	551,630	151,094
III. Net income from banking activity	2,038,540	558,366
IV. Net operating income	372,213	101,951
V. Pre-tax earnings (loss)	386,452	105,851
VI. Net earnings (loss)	163,286	44,725
VII. Total assets (at December 31, 2001)	33,081,117	9,392,975
VIII. Due to central bank (at December 31, 2001)	212,486	60,333
IX. Due to financial institutions (at December 31, 2001)	4,741,318	1,346,239
X. Due to non-financial customers & government (at December 31, 2001)	17,100,595	4,855,503
XI. Capital funds (at December 31, 2001)	5,836,510	1,657,205
XII. Authorised capital (at December 31, 2001)	430,308	122,181
XIII. No. of outstanding shares and Special Participating Convertible Bonds (at December 31, 2001)	130,659,600	
XIV. Book value (excluding Special Participating Convertible Bonds) per ordinary share, zloty/euro (at December 31, 2001)	53.40	15.16
XV. Diluted book value per share, zloty/euro (at December 31, 2001)	44.67	12.68
XVI. Risk-based capital ratio (at December 31, 2001)	21.22	
XVII. Earnings (loss) per ordinary share , zloty/euro	1.52	0.42
XVIII. Diluted earnings (loss) per ordinary share, zloty/euro	1.25	0.34
XIX. Declared/paid dividend per ordinary share, zloty/euro	1.25	0.35

INTRODUCTION

The consolidated financial statements of Bank Handlowy w Warszawie SA ("Bank") have been prepared in accordance with:

- The Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments),
- Regulation No. 1/98 of the Banking Supervision Commission dated 3 June 1998 on specific accounting principles for banks and the preparation of additional information (Official Journal of the NBP No. 14, position 27),
- Regulation No. 2/98 of the Banking Supervision Commission dated 3 June 1998 on specific accounting principles for banks and the preparation of additional information (Official Journal of the NBP No. 14, position 28),
- Regulation of the Council of Ministers dated 16 October 2001 concerning current and periodical information reported by issuers of securities (Official Journal of NBP No 139, item 1569),
- Regulation of the Council of Ministers dated 19 November 1999 concerning information included in the consolidated financial statements of entities that issue securities for public trading or have applied for the introduction of securities into public trading (Official Journal No. 96, position 1127),
- Regulation of the Council of Ministers dated 19 November 1999 on additional disclosure requirements for entities that issue securities for public trading or have applied for the introduction of securities into public trading (Official Journal No. 96, position 1126),
- Regulation of the Council of Ministers dated 19 November 1999 regarding the scope of additional information included in financial statements and consolidated financial statements of banks that issue securities for public trading or have applied for the introduction of securities into public trading (Official Journal No. 96, position 1128).

1. Principal information on the activities of the Bank Handlowy w Warszawie SA Group ("Group")

1.1. Activities of Bank Handlowy w Warszawie SA - parent entity ("Bank")

Bank Handlowy w Warszawie SA, with the registered office in Warsaw at ul. Chalubinskiego 8, 00-613 Warszawa, was founded on the strength of a Notarial Deed of 13 April 1870. The Bank is registered at the District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS), entered under the registry number: 000 000 1538.

Under the Polish Classification of Economic Activity (PKD), the principal business of the Bank is "other banking activity." According to the classification followed by the regulated market Warsaw Stock Exchange, the business of the Bank is "finance – banks."
The Bank operates on the basis of applicable regulations and its Articles of Association.

The business of the Bank is the performance of domestic and foreign banking operations and all other activity related to banking operations as permitted by law.

Pursuant to the Bank's Articles of Association, the Bank performs the following banking operations:

- opening and handling bank accounts in Poland and abroad,
- taking saving deposits, including term deposits,
- performing cash settlements in all forms accepted in domestic and international banking relations,
- extending loans and cash advances in Poland and abroad,

- conducting operations which involve cheques and bills of exchange,
- taking long-term monetary deposits.
- extending bank guarantees and endorsements,
- performing FX operations,
- issuing bank securities,
- performing operations commissioned by customers and relating to the issue of securities,
- safekeeping valuables and securities, and providing safe deposit facilities,
- issuing payment cards and performing operations which involve the use thereof,
- purchasing and disposing of debts,
- conducting forward financial transactions,
- performing banking operations commissioned by other banks.

The Bank may also:

- take up or purchase shares and rights attaching to shares in banks, and shares in undertakings servicing the Bank,
- service government borrowing,
- provide custody services, including as a custodian bank for pension and investment funds,
- organize and service financial lease projects,
- render factoring services,
- trade in securities on its own account and act as an agency in securities trading,
- render brokerage services and operate security deposit accounts at the Bank's own brokerage house,
- render financial consulting and advisory services ,
- undertake commitments relating to the issue of securities,
- take up or acquire equity interest and rights attaching to equities in non-banking undertakings, and also participation units,
- perform the function of a representative bank within the meaning of the Bonds Act,
- acquire and dispose of real property and debt secured by mortgages,
- perform settlements for trading in securities, property rights and derivative financial instruments,
- exchange debt for assets belonging to the debtor, on terms agreed on with such a debtor,
- purchase and sell derivative financial instruments at the Bank's own account and act as an agency in trading therein,
- render financial services consisting in acquisition activities, within the meaning of the Pension Funds Organization and Operation Act,
- co-operate with domestic and foreign banks and other institutions, within the business line of the Bank,
- accept orders to purchase, sell or subscribe for participation units and investment certificates of investment funds,
- render insurance agency services.

For the purpose of conducting its business, the Bank has the right to hold foreign exchange and trade therein.

1.2. Activities of entities constituting the Group

Principal segments of activities undertaken by subsidiary and associated entities include:

- banking activity,
- brokerage activity,
- providing financial, leasing and factoring services,
- investment activity,
- insurance activity,
- industrial production of various final products (for resale).

2. Reporting periods

The consolidated financial statements of the Bank are prepared for the year from 1 January 2001 to 31 December 2001. Comparable financial data is presented for the period from 1 January 2000 to 31 December 2000. The Bank's financial data for 2000 represent the conditions preceding the Bank's merger in 2001 with Citibank (Poland) SA ("CPSA") and transfer of the Bank's organisational unit V Oddzial w Warszawie – Centrum Operacji Kapitalowych ("COK BH") into the subsidiary undertaking Citibrokerage SA with the registered office in Warsaw ("Citibrokerage"). In the Cash Flow Statement of the Bank, the impact of non-cash movements related to the Bank's merger with CPSA and COK BH's transfer to Citibrokerage as non-financial consideration for equity is eliminated (see sections 3 & 4).

3. Internal organizational units constituting the Bank as parent entity.

The consolidated financial statements of the Bank for 2001 and comparable financial data for 2000 contain the financial data from all of its organisational units through which Bank operations are performed. At 31 December 2001, these included the Head Office in Warsaw, 35 branches around Poland, and 146 other establishments servicing clients in Poland.

In 2001 changes occurred in the make-up of the organizational units through which the Bank performs its operations.

The London Branch of the Bank closed its operations as at 31 December 2001. A resolution on the closure of the London Branch was passed by the Bank's Supervisory Board on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

On 1 April 2001, the organisationally separated portion of the Bank operating under the name of Bank Handlowy w Warszawie SA V Oddzial w Warszawie – Centrum Operacji Kapitalowych ("COK BH") was transferred to the subsidiary undertaking Citibrokerage SA with the registered office in Warsaw ("Citibrokerage").

The transfer to Citibrokerage of the COK BH brokerage house, constituting a separate organisational unit of the Bank, was performed in order to provide consideration for equity in the increased authorised capital of Citibrokerage, issued under the 7 March 2001 Resolution of the General Meeting of Citibrokerage Shareholders concerning an increase in authorised capital by the issue of 37,300 series B registered shares, each with a par value of PLN 1,500, with the combined par value at PLN 55,950,000. All shares are owned by the Bank. As at 1 April 2001, the book value of all the assets of the COK BH brokerage house, constituting a non-cash consideration for equity in Citibrokerage, as entered in the Bank's books of account, amounted to PLN 231,099 thousand. The net assets value of the COK BH brokerage house, constituting the non-cash consideration for equity, as computed at 31 January 2001, and subsequently revised at 1 April 2001, amounted to PLN 55,950,000.

As of the day of transfer of COK BH to Citibrokerage, the existing name of the Citibrokerage SA undertaking was changed into "Dom Maklerski Banku Handlowego SA" ("Dom BH"). The accounts of

Dom Maklerski Banku Handlowego SA, as at 31 December 2001, will be incorporated into the Bank's consolidated accounts according to the full consolidation method.

4. Merger of the Bank with Citibank (Poland) SA („CPSA")

The Bank was merged with CPSA on 28 February 2001, pursuant to the Resolution of the Extraordinary General Meeting of Bank Shareholders of 3 November 2000, under the purchase acquisition method involving the transfer of all CPSA assets onto the Bank in return for the shares which the Bank allocated to CPSA shareholders.

The merger involved the issue of 37,659,600 series C ordinary bearer shares, each with a par value of PLN 4. The shares in the new issue were allocated to CPSA shareholders according to the following share swap parity: 1,350 series C Bank shares for one CPSA share. The purchase price of the series C shares allocated to CPSA shareholders was defined on the basis of their fair value amounting to PLN 70 each. The fair value reflects the price that Citibank Overseas Investment Corporation announced in 2000 in two tender offers for the Banks' shares. The excess of the purchase price over the fair value of CPSA net assets is shown in Bank assets as goodwill. As decided by the Management Board, the goodwill will be amortised over 20 years, starting from March 2001, according to the straight-line method. The amortisation charges are counted as other operating expense.

As a result of the merger between the Bank and CPSA, carried out by the purchase acquisition method in compliance with the accounting principles described above, the capital funds and undistributed profits of CPSA were cancelled. The excess of the fair value of shares over their par value was allocated to the Bank's capital surplus, which consequently grew by PLN 2,485,534 thousand (PLN 66 times 37,659,600 shares). The par value of each share (PLN 4 each) was allocated to the authorised capital, which as a result grew by PLN 150,638 thousand.

According to CPSA's accounts at 28 February 2001, its net assets amounted to PLN 1,187,265 thousand. The resulting excess of the estimated fair value of shares in the new issue over the acquired undertaking's net assets was allocated to the Bank's assets as goodwill, at PLN 1,448,907 thousand, and shown in the Bank's balance sheet under the item 'intangible fixed assets'.

5. Going concern

The consolidated financial statements for 2001 are compiled under the assumption of the continued operation in the foreseeable future by the Bank and entities constituting the Group included in consolidation with no circumstances directly indicating any threat to such continued operation. Among the entities constituting the Group which are not included in consolidation Bank Handlowy International S.A., Budowa Centrum Plac Teatralny Sp. z o.o., and PPU Spomasz Sp. z o.o. are in liquidation.

6. Structure of the Group

The Group includes subsidiary and associated undertakings set out below in paragraphs 6.1 and 6.2.

6.1. Entities constituting the Group and consolidated as of 31 December 2001

6.1.1. Entities constituting the Group and fully consolidated

Name of undertaking	Location	Principal activity	Capital relationship	Book value of investment (PLN' 000)	Holding of authorised capital (%)	Voting power at the General Meeting (%)	Date of purchase
Dom Maklerski Banku Handlowego SA	Warsaw	Brokerage	Subsidiary	-	100,00	100,00	28.02.2001

Book value of investment amounting to PLN 70,950 thousand is eliminated in correspondence with own equity of entity.

6.1.2. Entities constituting the Group and accounted for on equity basis

Name of undertaking	Location	Principal activity	Capital relationship	Book value of investment (PLN' 000)	Holding of authorised capital (%)	Voting power at the General Meeting (%)	Date of purchase
PKO/Handlowy PTE S.A.	Warsaw	Insuance	Associate	25,077	50.00	50.00	10.11.1998
Handlowy Inwestycje Sp. z o.o.	Warsaw	Investment activity	Subsidiary	21,304	100.00	100.00	16.08.1994
Handlowy Inwestycje II Sp.z o.o.	Warsaw	Investment activity	Subsidiary	16,517	100.00	100.00	18.02.1997
Handlowy Investments S.A.	Luxembourg	Investment activity	Subsidiary	-	100.00	100.00	27.01.1997
Handlowy Investments II S.a.r.l.	Luxembourg	Investment activity	Subsidiary	13,614	100.00	100.00	05.11.1997

6.2. Subsidiaries and associates included in the Capital Group of the Bank excluded from the consolidation as at 31 December 2001

6.2.1. Direct capital relationship as at 31 December 2001

Name of undertaking	Location	Principal activity	Capital relationship	Book value of investment (PLN' 000)	Holding of authorised capital (%)	Voting power at the General Meeting (%)
Citileasing Sp. z o.o.	Warsaw	Leasing	Subsidiary	120,000	100.00	100,00
Bank Handlowy International S.A.	Luxembourg	Banking	Subsidiary	54,046	73.12	73.12
Bank Rozwoju Cukrownictwa S.A.	Poznań	Banking	Subsidiary	25,039	95.77	86.49
PPU Spomasz Sp. z o.o.	Warsaw	Manufacturing	Subsidiary	13,502	100.00	100.00
Cuprum Bank S.A.	Lubin	Banking	Subsidiary	11,051	55.26	50.20
Towarzystwo Funduszy Inwestycyjnych BH S.A.	Warsaw	Investment activity	Subsidiary	3,330	100.00	100.00
Handlowy Zarządzanie Aktywami S.A.	Warsaw	Brokerage	Subsidiary	4,349	100.00	100.00
Budowa Centrum Plac Teatralny Sp. z o.o.	Warsaw	Construction	Subsidiary	3,060	61.25	61.25
Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A. (1)	Warsaw	Insurance	Subsidiary	1,212	79.27	79.27
Tower Service Sp. z o.o.	Warsaw	Building administration	Subsidiary	101	50.30	50.30
Handlowy Leasing S.A. (2)	Warsaw	Leasing	Subsidiary	0	0.01	0.01
Mostostal Zabrze Holding S.A.	Zabrze	Construction	Associate	55,750	34.44	34.44
Pia Piasecki S.A. (3)	Kielce	Construction	Associate	29,560	36.52	36.52
Hortex Holding S.A.	Płońsk	Food processing	Associate	14,653	31.09	31.09
Elektromontaż Poznań S.A.	Poznań	Construction and power supply services	Associate	13,683	25.30	25.30
Handlowy Heller S.A. (4)	Warsaw	Factoring	Associate	2,752	25.00	25.00
KP Konsorcjum Sp. z o.o.	Warsaw	Investment fund management	Associate	1,260	49.99	49.99
ZO Bytom S.A. (5)	Bytom	Clothing	Associate	121	18.46	18.46
Creditreform PL Sp. z o.o.	Warsaw	Investigation agency	Associate	328	49.03	49.03
Obsługa Funduszy Inwestycyjnych Sp. z o.o	Warsaw	Transfer agent	Associate	0	50.00	50.00
IPC JV Sp. z o.o.	Warsaw	Construction and administration	Associate	0	31.00	31.00
Polska Giełda Finansowa S.A.	Warsaw	Trading of financial instruments	Associate	0	22.90	22.90

(1) As at 31 December 2001 the Bank had an additional indirect investment in Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A. (0.55% of authorised capital) through Cuprum Bank S.A. The Bank owns 79.82% of the authorised capital in total.

(2) As at 31 December 2001, the Bank had an additional indirect investment in Handlowy Leasing S.A. (99.99% of authorised capital) through Handlowy Inwestycje Sp. z o.o. (see point 11.2.2). The Bank owns 100% of the authorised capital in total.

(3) As at 31 December 2001, the Bank had an additional indirect investment in Pia Piasecki S.A. (5.48% of authorised capital) through Dom Maklerski Banku Handlowego w Warszawie SA. The Bank owns 42.00% of the authorised capital in total.

(4) As at 31 December 2001, the Bank had an additional indirect investment in Handlowy Heller S.A. (25% of authorised capital) through Handlowy Inwestycje Sp. z o.o. (see point 11.2.2.). The Bank owns 50% of the authorised capital in total.

(5) As at 31 December 2001, the Bank had an additional indirect investment in ZO Bytom S.A. (9.18% of authorised capital) through Handlowy Inwestycje II Sp. z o.o. The Bank owns 27.64% of the authorised capital in total.

6.2.2. Subsidiaries and associates held indirectly at 31 December 2001

Name of undertaking	Location	Principal activity	Capital relationship	Held under	Book value of investment (PLN '000)	Holding of authorised capital (%)	Voting power at the General Meeting (%)
Polimex – Cekop S.A. (1)	Warsaw	Foreign trade	Associate	Handlowy Investments S.A.	53,947	36.64	36.64
NIF Fund Holdings PCC Ltd.	Guernsey	Investment activities	Associate	Handlowy Investments S.A.	22,936	22.68	22.68
Handlowy Leasing S.A.	Warsaw	Leasing	Subsidiary	Handlowy Inwestycje Sp. z o.o.	184	99.99	99.99
Handlowy Heller S.A.	Warsaw	Factoring	Associate	Handlowy Inwestycje Sp. z o.o.	2,752	25.00	25.00

(1) As at 31 December 2001, the Bank had an additional indirect investment in Polimex – Cekop S.A. (0.01%) through Elektromontaż Poznań (0.28%) through Mostostal Zabrze Holding S.A. The Bank owns 36.93% of the authorised capital in total.

6.3. Entities excluded from the consolidation

Entities constituting the Group that have been excluded from the consolidation in accordance with the provision of art. 56, p. 2 of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments) and the provision of par. 3, p. 3, item 2 of the Regulation 2/98 of the Banking Supervision Commission dated 3 June 1998 concerning specific principles for the preparation of consolidated financial statements by banks are as follows:

Name of entity	Total assets	Share of total assets of the entity in total assets of the Bank	Interest income on banking activity or net income on the sale of goods and financial operations	Share in interest income of the Bank
	PLN thousand	(%)	PLN thousand	(%)
Subsidiaries:				
Financial entities				
1. Handlowy Leasing S.A., Warsaw	664,633	2.00%	132,464	4.90%
2. Handlowy Zarządzanie Aktywami S.A., Warsaw	5,087	0.02%	3,443	0.13%
3. Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A., Warsaw	1,993	0.01%	10	0.00%
4. Towarzystwo Funduszy Inwestycyjnych BH S.A., Warsaw	10,641	0.03%	2,560	0.09%
5. Citileasing Sp. z o.o., Warsaw	356,073	1.07%	114,628	4.24%
Other entities				
6. Tower Service Sp. z o.o., Warsaw	3,239	0.01%	16,332	0.60%
Associated undertakings:				
Financial entities				
7. Polska Giełda Finansowa S.A., Warsaw	312	0.00%	1,297	0.05%
8. Handlowy Heller S.A., Warsaw	221,730	0.67%	31,301	1.16%
Other entities				
9. KP Konsorcjum Sp. z o.o., Warsaw	13,927	0.04%	14,235	0.53%
10. Obsługa Funduszy Inwestycyjnych Sp. z o.o., Warsaw	4,249	0.01%	12,056	0.45%
Total entities excluded from consolidation	1,281,884		328,326	
Total Group without exclusions	33,335,699		2,735,281	
Share of entities excluded from consolidation		3.85%		12.00%

Financial data presented in the table above was extracted from the unaudited financial statements, with the exception of the financial statements of Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A., Handlowy Zarządzanie Aktywami S.A., Handlowy Heller S.A., KP Konsorcjum Sp. z o.o., Obsługa Funduszy Inwestycyjnych Sp. z o.o. - the data are drawn from audited statements as of 31 December 2001

The entities show in their financial statements as of 31 December 2001 values which are immaterial when comparing to the financial statement of the Bank, i.e. total assets represent less than 5% of the total assets of the Bank, and/or interest income from banking activity or sale of goods and products and financial revenues from non-banking activity represents less than 5% of the Bank's revenues.

When total assets and liabilities, the total amount of interest revenues from banking activity and net income from sale of goods and financial operations from non-banking activities do not exceed 20% of the relevant captions in the consolidated financial statements calculated based on the assumption that all subsidiary and associated undertakings are included without eliminating inter-company balances or transactions.

Entities constituting the Group that have been excluded from the consolidation in accordance with the provision of art. 56, p. 2 of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments) and the provision of par. 3, p. 3, item 1 of the Regulation 2/98 of the Banking Supervision Commission dated 3 June 1998 concerning specific principles for the preparation of consolidated financial statements by banks are as follows:

Name of entity	Total assets	Share of total assets of the entity in total assets of the Bank	Interest income on banking activity or net income on the sale of goods and financial operations	Share in interest income of the Bank
	PLN thousand	(%)	PLN thousand	(%)
Subsidiaries:				
Financial entities				
Bank Rozwoju Cukrownictwa S.A., Poznań	85,979	0.26%	18,793	0.70%
Cuprum Bank S.A., Lubin	524,369	1.58%	83,909	3.11%
Associated undertakings:				
Other entities				
Creditreform PL. Sp. z o.o., Warsaw	553	0.00%	4,276	0.16%
Elektromontaż Poznań S.A., Poznań	76,635	0.23%	88,583	3.28%
Hortex Holding S.A., Płońsk	357,603	1.08%	492,867	18.25%
IPC JV Sp. z o.o., Warsaw	74,116	0.22%	14,781	0.55%
Mostostal Zabrze Holding S.A., Zabrze	354,319	1.07%	455,909	16.88%
NIF FUND Holdings PCC Ltd., Guernsey	132,504	0.40%	6,275	0.23%
Pia Piasecki S.A., Kielce	294,660	0.89%	270,240	10.00%
Polimex - Cekop S.A., Warsaw	399,996	1.21%	317,203	11.74%
Zakłady Odzieżowe Bytom S.A., Bytom	31,014	0.09%	55,872	2.07%

Financial data presented in the table above was extracted from the unaudited financial statements, with the exception of the financial statements of of Bank Rozwoju Cukrownictwa S.A., Cuprum Bank S.A.- the data are drawn from audited statements as of 31 December 2001, in the case of Hortex Holding SA - the data are drawn from the audited company statements as of 31 May 2001.

The entities were purchased for resale.

Additionally, the following entities under liquidation were not consolidated:

- Bank Handlowy International S.A., Luxembourg
- Budowa Centrum Plac Teatralny Sp. z o.o., Warsaw
- PPU Spomasz Sp. z o.o., Warsaw

6.4. Holdings held by entities constituting the Group in equity of other entities constituting the Group

Handlowy Inwestycje Sp. z o.o. holds 25.00% stake in the equity of Handlowy Heller S.A.

Handlowy Inwestycje Sp. z o.o. holds 99.99% stake in the equity of Handlowy Leasing S.A.

Handlowy Inwestycje II Sp. z o.o. holds 9.18% stake in the equity of ZO Bytom S.A.

Mostostal Zabrze Holding S.A. holds 0.81% stake in the equity of Polimex – Cekop S.A.

Elektromontaż Poznań S.A. holds 0.03% stake in the equity of Polimex – Cekop S.A.

Handlowy Investments S.A. holds 19.03% stake in the equity of Handlowy Investments II S.a.r.l.

Cuprum Bank S.A. holds 1.00% stake in the equity of Polskie Pracownicze Towarzystwo Emerytalne Diament S.A.

Handlowy Investments II S.a.r.l. holds one share in Handlowy Investments S.A.

Dom Maklerski Banku Handlowego w Warszawie SA holds 5.48% stake in the equity of Pia Piasecki S.A.

6.5 Changes in the Group

6.5.1. Shares in subsidiary and associated undertakings sold in 2001

Name of the entity	Location	31 December 2000				~Net result for 2000	Sale Method	Result on sale Including release of depreciation provisions
		Equity relationship	Share in authorised capital	Book value of investment PLN thousand	Own equity PLN thousand	PLN thousand		PLN thousand
Danuta S.A.	Malbork	Associated undertaking	28.77	20,063	19,577	(9,957)	All shares	-63
Mitteleuropäische Handelsbank AG *	Germany	Associated undertaking	42.80	79,971	227,811	15,499	Partial	12,039
Centro Internationale Handelsbank AG *	Austria	Associated undertaking	45.09	99,530	254,742	267	All shares	2,187

* In the consolidated financial statements of the Bank for 2000 the entities were consolidated on equity basis.
As a result of partial sale of shares in Mitteleuropäische Handelsbank AG, the Bank holds a 19,99% stake in the entity as of 31 December 2001.

6.5.2. Shares in subsidiary and associated undertakings purchased in 2001

Name of entity	Location	Equity relationship	Purchase method
PPH Spomasz Sp. z o.o.	Warsaw	Subsidiary undertaking	Purchase of shares

6.5.3. Other changes in the ownership of subsidiary and associated undertakings

Name of entity	Location	Equity relationship	31 December 2000 r.		31 December 2001 r.		Reason of changes
			Share in authorised capital	Book value of shares PLN thousand	Share in authorised capital	Book value of shares PLN thousand	
Citileasing Sp. z o.o.	Warsaw	Subsidiary undertaking	-	-	100,00	120.000	Takeover of shares as a result of merger between Bank Handlowy w Warszawie SA and Citibank (Poland) S.A. and participation in capital increase
Dom Maklerski Banku Handlowego SA	Warsaw	Subsidiary undertaking	-	-	100.00	70,950	Participation in capital increase

Name of entity	Location	Equity relationship	31 December 2000 r.		31 December 2001 r.		Location
			Share in authorised capital	Book value of shares PLN thousand	Share in authorised capital	Name of entity	
Bank Handlowy International S.A. *	Luxembourg	Subsidiary undertaking	44.33	55,192	73.12	54,046	Purchase of shares and simultanuous redemption of equity
Towarzystwo Funduszy Inwestycyjnych BH S.A.	Warsaw	Subsidiary undertaking	100.00	3,691	100.00	3,330	Participation in capital increase
Budowa Centrum Plac Teatralny Sp. z o.o.	Warsaw	Subsidiary undertaking	-	-	61.25	3,060	Takeover of shares as a result of merger between Bank Handlowy w Warszawie SA and Citibank (Poland) S.A.
Handlowy Finance B.V.	Netherlands	Subsidiary undertaking	100.00	100,00	-	-	Liquidation of the entity
PKO/Handlowy PTE S.A.	Warsaw	Associate undertaking	50.00	69,077	50.00	99,077	Participation in capital increase
Polimex Cekop S.A.	Warsaw	Associate undertaking	27.63	38,337	36.64	53,947	Participation in capital increase
Pia Piasecki S.A.	Kielce	Associate undertaking	-	-	36.52	29,560	Onversion of bonds into shares
Hortex Holding S.A.	Płońsk	Associate undertaking	16.36	29,503	31.09	14,653	Purchase of additional shares

* In the consolidated financial statements for 2000 the entity was consolidated on an equity basis.

7. Reclassification of financial data for 2000

Financial data for 2000 presented in these consolidated financial statements were not reclassified and are in compliance with data presented in previously published financial statements for 2000.

8. Qualifications to the opinion issued by auditors

The consolidated financial statements of the Group for 2000 were audited by KPMG Polska Audyt Sp. z o.o. and received an unqualified opinion.

9. Accounting principles

9.1. Accounting principles of the Group

Accounting principles applied by the Bank, the parent entity, are in accordance with the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments) and Regulation 1/98 of the Banking Supervisory Commission Dated 3 June 1998 concerning specific accounting principles for banks and preparing additional information (Official Journal of NBP No. 14, position 27). Accounting principles applied by the consolidated domestic entities are, in all significant respects, in accordance with those applied by the Bank.

Accounting principles applied by the consolidated overseas entities are in accordance with laws of the country in which the given entity's headquarters is located. Differences resulting from the application of different accounting principles by those entities have no significant influence on the Bank's consolidated financial statements.

9.1.1. Consolidation principles

Entities included in the consolidation

Under the Accounting Act and Regulation 2/98 of the Banking Supervisory Commission ('BSC'), the Bank is obliged to consolidate subsidiaries and account for associated undertakings that:

1. exceed the size criteria specified in Regulation 2/98 of the BSC and;
2. have not been acquired exclusively for resale.

Investments are classified as subsidiaries, associated undertakings or other investments according to the accounting principles of the parent entity.

Subsidiaries are included in the consolidated financial statements in accordance with the accounting policies of the parent entity with the exception of the following investment companies that are included on an equity basis due to their impact on the results of the Group:

Subsidiaries:

- Dom Maklerski Banku Handlowego w Warszawie SA
- Handlowy Inwestycje Sp. z o.o.
- Handlowy Inwestycje II Sp. z o.o.
- Handlowy Investments S.A.
- Handlowy Investments S.a.r.l.

Associated undertakings:

- PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A.

The financial statements of Dom Maklerski Banku Handlowego w Warszawie SA („DM BH") was fully consolidated for the first time in semi-annual consolidated financial statements for 2001. Consolidation of balance sheets, profit and loss statements and cash flow statements was made by summing up appropriate

items of balance sheets, profit and loss statements and cash flow statements of the Bank and DM BH including adjustments and consolidation eliminations. Balance sheet and profit and loss account of DM BH were appropriately changed in order to conform with grouping and presentation standards applied by the Bank.

Financial statements of other subsidiary and associated undertakings are consolidated on an equity basis by recognition of the Bank's share in results of the entities. Value of shares in entities consolidated on an equity basis is calculated and recognized in consolidated balance sheet proportionally to the share of parent entity in own equity of the entity as of balance sheet date, including consolidation adjustments.

Changes in consolidation principles

In 2001 the Bank sold its stake in Mitteleuropaische Handelsbank AG and Centro Internationale Handelsbank AG and continued liquidation of Bank Handlowy International S.A. Until sale or liquidation the value of shares in these entities was calculated and recognised in consolidated balance sheet in proportion to percentage share in own equity of the entity as of the last financial statements date prior to the Management Board decision on their sale (30 June 2000).

Partial sale of stake in Mitteleuropaische Handelsbank AG, previously consolidated on an equity basis was done on 27 June 2001. The transaction was concluded with NORD/LB Nordeutsche Landesbank Girozentrale, located in Hanover and settled in cash. The stake sold represents 22.8% share in capital and voting rights on General Meeting of Shareholders of the entity. As a result of the sale the Bank's stake in the entity decreased and constitutes 19.99% of its share capital. In the consolidated balance sheet as of 31 December 2001 the stake in Mitteleuropaische Handelsbank AG is recognized at cost in investment portfolio as minority interest. The result on partial sale of shares in this entity was calculated as a difference between the sale proceeds and the value of the net assets of the entity attributable to parent entity as of 30 June 2000 (including FX differences on structural positions) decreased by the cost of remaining stake. The book value of sold shares amounted to PLN 29,735 thousand and the result on sale amounted to PLN 12.039 thousand and was recognised in consolidated profit and loss statement as of 31 December 2001 as an extraordinary gain.

Sale of the stake in Centro Internationale Handelsbank AG, previously consolidated on an equity basis took place on 18 September 2001. The stake was sold to Raiffeisen Zentralbank Oesterreich AG (RZB – Austria) in cash. Sold shares represented 44.09% stake in the equity and voting rights on the General Meeting of Shareholders of the entity. The result on sale of the shares was calculated as difference between sale proceeds and the value of the net assets of the entity attributable to parent entity as of 30 June 2000 (including FX differences on structural positions, un-amortized equity reserve from consolidation and previously created provisions). Book value of sold shares was estimated at PLN 81,063 thousand and the result on sale amounted to PLN 2,187 thousand and was recognised in consolidated profit and loss statement as of 31 December 2001 as an extraordinary gain.

As of 31 December 2001 Bank Handlowy International S.A. was not consolidated due to liquidation process and redemption of equity stake in the entity.

Entities excluded from consolidation

Shares in subsidiaries and associated undertakings excluded from consolidation are stated at cost less any provision for permanent diminution in value.

Stockholders equity

Stockholders equity is stated at nominal value. "Other equity reserves" are adjusted for amortization of equity reserves from consolidation, provisions made against shares in subsidiary and associated entities charged to the profit and loss account of previous periods, the parent entity's share in the change in the

equity of associated undertakings which took place during the period under consolidation and any dividends received from the associated undertakings.

Profit and loss account

The profit and loss account is prepared taking into account the principles of prudence, matching and accrual accounting. Income and expenses are recognized and accounted for on an accrual basis. The consolidated profit and loss account includes the result of the parent entity, adjusted for charges to the equity reserve from consolidation, dividends received from associated undertaking, unrealized gains/losses occur during transactions and provisions for shares in the consolidated entities and the share in the profit of consolidated entities.

Equity reserve from consolidation

The equity reserve from consolidation represents the underlying share of net assets over the purchase price of additional shares in Centro Internationale Handelsbank AG acquired in 1998. From July 1998 the difference is recognized in the profit and loss account on a straight-line basis over five years. Following the sale of shares on 18 September 2001 un-amortised part of equity reserve from consolidation diminished the cost of sale of the shares.

Corporate income tax

Corporate income tax includes current tax liability of the Bank and DM BH (fully consolidated in 2001) resulting from taxable revenue and deferred tax liability/asset (see point 9.2.).

Exchange rates

The following exchange rates were applied in the process of consolidation of foreign subsidiaries and associates:

	NBP rate as at 31 December 2001	average for 2001	NBP rate as at 31 December 2000	average for 2000
ATS	-	-	0.2801	0.2910
LUF	0.087306	0.090504	0.095548	0.099272
DEM	-	-	1.9707	2.0475
EUR	-	-	3.8544	4.0046

Foreign exchange differences resulting from the translation of the investments in foreign entities included in the consolidation are recognized under the caption 'foreign exchange differences from consolidation" in equity at the balance sheet date.

9.2. Accounting principles of parent entity

Tangible and intangible fixed assets

The tangible and intangible fixed assets are presented at cost less accumulated depreciation. Previously, fixed assets were periodically subjected to value adjustments with the indices published by the President of the Central Statistical Office. The results of revaluation are reflected in the revaluation reserve in the Bank's equity. No revaluation has taken place since 31 December 1995.

Depreciation is taken on the basis of equal annual instalments (accepted by the Management Board in the form of a depreciation schedule) in accordance with the Corporate Income Tax Act dated 15 February 1992 (Official Journal from 1993 No. 106, position 482, with subsequent amendments).

Example annual depreciation rates employed by the Bank are as follows:

Buildings and structures	1.5 %	-	4.5 %
Motor vehicles	7.0 %	-	20.0 %
Computers		34.0 %	
Other tangible fixed assets	7.0 %	-	28.0 %
Computer software and licences		50.0 %	
Other intangible fixed assets	2.5 %	-	20.0 %

Fixed assets costing from PLN 2,000 to PLN 3,500 are fully depreciated as they are brought into use.

Fixed assets costing less than PLN 2,000 are expensed as they are brought into use.

Foreign currencies

Balance sheet and off-balance sheet items denominated in foreign currencies are translated at the average exchange rate at the balance sheet date as published by the National Bank of Poland.

Foreign exchange differences arising on the revaluation of "operational foreign exchange positions" are recognised in the profit and loss account in the net result on foreign exchange.

Foreign exchange differences arising on the revaluation of "structural foreign exchange positions" are not recognised in the profit and loss account. They are presented in liabilities as income in suspense under the caption "Deferred income".

Long term assets classified as "structural currency positions" comprise:

- investments in foreign currencies in foreign financial and non-financial institutions,
- long term contribution to the equity of Mitteleuropäische Handelsbank AG in the form of certificates.

Other positions denominated in foreign currencies are treated as operational items.

Exchange rates applied to the financial statement are as follows:

PLN

	31 December	
	2001	**2000**
1 USD	3.9863	4.1432
1 DEM	1.8007	1.9707
1 GBP	5.7722	6.1903
1 CHF	2.3760	2.5309
100 BEF	8.7306	9.5548
1 FRF	0.5369	0.5876
1 ATS	0.2559	0.2801
1 NLG	1.5982	1.7491
1 EUR	3.5219	3.8544

Loans and other receivables

Loans and other receivables are presented in the balance sheet at their nominal value together with interest receivable and net of specific provisions established to cover credit risk.

The Bank makes specific provisions, prescribed by regulation No. 8/1999 of the Banking Supervision Commission dated 22 December 1999 on the principles of creating provisions for the risks related to the operations of banks (Official Journal of NBP No. 26, position 43), in the full amount required by law. The

provision for possible credit losses has been calculated by the classification of credit facilities extended to customers. After categorisation, the following minimum provision percentages have been applied:

1) Normal (only consumer loans excluding housing loans) and watch loans	1.5 %
2) Substandard loans	20 %
3) Doubtful loans	50 %
4) Loss loans	100 %

Certain collateral, specified in Regulation No. 8/1999 of the Banking Supervision Commission dated 22 December 1999 on the principles of creating provisions for the risks related to the operations of banks (Official Journal of NBP No. 26, position 43) is taken into account in a calculation of the provisions. In accordance with the regulation noted above, provisions against normal loans noted above are covered by an allocation of up to 25% of the balance of the general provision held by the Bank.

Investments

Investments in subsidiary and associated undertakings

Investments in subsidiary undertakings include all equity investments under the control of the Bank due to majority voting power on the supervisory bodies arising from holding over 50% of the votes at the General Shareholders' Meeting or the Partners Assembly.

Investments in associated undertakings include all equity investments that give the Bank significant influence arising from having 20-50% of the votes at the General Shareholders' Meeting or the Partners Assembly.

Investments in subsidiary and associated undertakings are presented in the financial statements in the investment portfolio as part of financial assets. For the majority of investments in subsidiary and associated undertakings intended for resale, there is no apparently liquid market where they could be sold and therefore they have been held for more than 6 months from their purchase date and as a result are carried in the investment portfolio.

Significant investments in subsidiary and associated undertakings were consolidated.

Investments in subsidiary and associated undertakings intended for resale are recognized in the balance sheet at cost less provisions against any permanent diminution in value.

Investments in other undertakings

Investments in undertakings other than subsidiaries and associates are disclosed in the balance sheet at cost less provisions against any permanent diminution in value.

Investments in trade and operational undertakings are shown in the balance sheet at cost but not higher than market value. Any difference between cost and market value is recognized as a cost of financial operations.

Debt securities

Debt securities are classified in the trading portfolio when they are purchased for trading purposes as liquidity regulating or speculative instruments.

Debt securities are classified in the investment portfolio when the Bank intends to hold them until redemption.

Debt securities classified in the trading portfolio are recorded in the balance sheet at cost increased by accrued interest, and amortized discount or decreased by amortized premium - but not higher than their

actual net market value. In cases where the cost adjusted for accrued interest, discount and premium exceeds the actual net market value, the difference is recognized as cost of financial operations.

Debt securities classified in the investment portfolio are recorded in the balance sheet at cost increased by accrued interest, and amortized discount or decreased by amortized premium and provisions against any permanent diminution in value.

Repossessed assets in lieu of bad debts

Assets repossessed in lieu of bad debts are recognized in the balance sheet at amounts equal to the value of outstanding debt net of any specific provisions established for the difference between the outstanding debt and the asset's estimated market value.

Provisions

The Bank establishes specific provisions and other provisions in accordance with the requirements of the Accounting Act, Regulation No. 8/1999 of the Banking Supervision Commission dated 22 December 1999 on the principles of creating provisions for the risks related to the operations of banks (Official Journal of NBP No. 26, position 43) and Regulation No. 1/98 of the Banking Supervision Commission dated 3 June 1998 on specific accounting principles for banks and the preparation of additional information (Official Journal of NBP No. 14, position 27).

Specific provisions are made based on the assessed risk arising on any particular asset or off-balance sheet commitment.

Specific provisions held against amounts due from the financial sector, non-financial sector and the State Budget sector and specific provisions against any permanent diminution in the value of securities and other assets are deducted from the carrying value of the related assets in the balance sheet. Provisions held against off-balance items are disclosed in the position "Other provisions" in liabilities.

According to the Banking Act dated 29 August 1997 (Official Journal No. 140, position 939), the Bank creates a general risk provision to cover potential risk inherent in banking activity. This general risk provision was created by a charge to costs. The provision is presented in the position "Other provisions" in liabilities.

Furthermore the Bank makes deferred tax provisions, due to timing difference between the moment of realizing income and expense according to the Accounting Act and tax regulations. This provision is disclosed in the position "Provision against corporate income tax" in liabilities and a negative temporary difference is disclosed in the position "Interperiod settlements – deferred tax" in assets.

Special Bonds

Special Bonds are recognized at their nominal value as a part of the Bank's equity. Special Bonds of the first issue do not bear interest, and if not converted into shares they will be repurchased at their nominal value. Each Special Bond gives its holder a right to participate in profit distributions on the same basis as ordinary shares commencing 1997. Furthermore, holders of Special Bonds have the right to acquire newly issued shares on the same basis as shareholders of the Bank.

Prepayments and accruals

Income and expense are recognized and accounted for on an accrual basis. In particular, this includes general expenses of the Bank.

Off-balance sheet financial instruments

Interest rate instruments

Interest rate instruments are marked to market and differences are included in the profit and loss account. Unrealized profits and losses on valuation of these instruments are recognized in the balance sheet in the position "Other assets" or "Other liabilities" at their gross value (i.e. without offsetting).

Interest income and expense from interest rate instruments is recognized in the profit and loss account on an accrual basis. Amounts of interest receivable and interest payable are recognized in the balance sheet in the position "Other assets" or "Other liabilities" at their gross value (i.e. without offsetting).

Term currency transactions

Term currency transactions are marked to market and differences are included in the profit and loss account. Unrealized profit and loss on valuation of term currency transactions is recognized in the balance sheet in the position "Other assets" or "Other liabilities" at its gross value (i.e. without offsetting).

Options

Options are marked to market and differences are included in the profit and loss account. Unrealized profit and loss on valuation of options is recognized in the balance sheet in the position "Other assets" or "Other liabilities" at its gross value (i.e. without offsetting).

Premiums received on written options are recognized as deferred income in "other liabilities" while premiums paid on purchased options are recognized as deferred expense in "other assets" and recognized in the profit and loss account on completion of the transaction.

Interest income/expense

Interest income includes interest accrued on loan amounts classified as normal or watch, which are not overdue by more than 30 days at the date of the financial statements. Interest overdue by more than 30 days and interest accrued on amounts classified as substandard, doubtful or loss is disclosed in liabilities as interest in suspense under "Accruals and deferred income". Interest in suspense is recognized in income on a cash basis. Interest expense is presented on an accrual basis.

Bonuses, retirement and anniversary bonuses

Performance bonuses for management are accrued in the year in which the performance is measured. Furthermore, bonuses in the form of "phantom stock options" are awarded to members of the management. These are recorded at prices at the balance sheet date and an accrual is made, where applicable, over the three-year vesting period from the date the option is granted to the date when the option may be exercised. The accrual for bonuses and stock options is disclosed in Accruals and Deferred Income.

Within its salary scheme, the Bank guarantees its employees retirement and anniversary bonuses that are based on the number of years in employment with the Bank, or number of years in employment (for staff joining the Bank prior to 1997). In the previous years these payments were accounted for as they were paid and no accrual was made for future payments. The Management Board of the Bank considered as more appropriate accruing for future payments and decided on the change in accounting principles in this respect starting from 2001. The provision for retirement and jubilee payments was estimated at the level of PLN 25.000 thousand. The amount was fully recognised in 2001 general expenses.

Other operating income/expenses

Other operating income/expenses are comprised of income and expenses that that are not directly related to banking activity. These include income and expenses due to sale or liquidation of fixed assets and repossessed assets, compensation, penalties and fines.

Corporate income tax

In accordance with the adopted accounting principles, the Bank either establishes a deferred tax provision or recognises a deferred tax asset by assessing the timing differences between the recognition of income and expense for accounting and tax purposes.

As of 31 December 2001, the Bank reports a negative interim timing difference with respect to deferred income tax of PLN 271,927 thousand, recognised in interperiod settlements in assets.

Towards the end of 2001, the Bank changed the method of assessing deferred tax asset.

Previously, deferred tax had been calculated at the rate in force for the period following the given balance sheet date. At 31 December 2001, the Bank analyzed individual items of timing differences, focusing on the expected time of their realization (i.e. the year in which the tax liability arises or negative differences become tax deductible. Such an analysis is complex due to significant differences between accounting and tax principles and uncertainty as to the time horizon for the realization of timing differences.

In the course of this, the Bank found that the largest sensitivities occur in establishing the timing of the charge to specific provisions for income tax purposes. As a result, and in accordance with the requirement of prudence, the Bank found it most appropriate that the tax rate applied to this item of interim timing differences should be the last and lowest tax rate coming into force on January 2004, which is already enacted - and not the rate in force next year - as most of the specific provisions are likely to be realized for income tax purposes in later reporting periods. The rate change from the present 28% to 22% in 2004 and later years, arising from the provisions of the Corporate Income Tax Act, additionally reduced the net earnings by PLN 60,312 thousand.

Accelerated capital allowances

Based on the Ordinance of the Council of Ministers dated 25 January 1994 (Official Journal No. 18, position 62 with subsequent amendments) and in compliance with article 18a of the Corporate Income Tax Act (Official Journal from 1993 No. 106 position 482 with amendments) the Bank in the period 1994-1999 deducted from taxable income total expenditures amounting to PLN 187,102 thousand.

Additionally, in 1995-2000, the Bank charged a further PLN 93,551 thousand, which accounted for up to 50% of investment spending charged against income in previous financial years (the so-called investment premium). Additionally, Citibank (Poland) SA, over 1994-1997, reduced the taxable income by PLN 91,401 thousand in capital allowances and by PLN 21,599 thousand in investment premium .

The depreciation of fixed assets subject to capital allowances and made using the depreciation rates defined in the depreciation plan, is treated as a non-deductible expense for tax purposes. As at 31 December 2001, a balance of PLN 156,114 thousand, representing the non-amortized value of fixed assets subject to capital allowances, is included as a timing difference in the deferred tax calculation.

The premium, treated as a permanent difference, is not recognized in the deferred tax calculation.

10. EURO/Zloty rates

The following rates of exchange of PLN against EUR, as set by the NBP, obtained in periods covered by the accounts and the comparable financial data:

	2001	**2000**
Exchange rate in force at December 31	3.5219	3.8544
Average rate, computed as the arithmetical mean of the rates in force on the last day of each month in a year	3.6509	4.0046
The highest rate for the last month of the year in the period	3.8843	4.2075
The lowest rate for the last month of the year in the period	3.3783	3.8544

11. Major items of the balance sheet, profit and loss statement and cash flow statement converted into euro terms

The major items of the balance sheet and the cash flow statement concerning these financial statements and comparatives are converted into the EUR at average rates of exchange announced by the National Bank of Poland, in force on the last day of period.

The major items of the profit and loss statement are converted into the EUR at rates being the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of each month of, respectively, 2000 and 2001.

EUR thousand

CONSOLIDATED BALANCE SHEET	31 December	
	2001	2000
Cash and due from Central Bank	659,429	181,433
Due from financial institutions	1,784,043	1,274,919
Due from customers and budget	4,003,594	2,579,023
Due from non-consolidated subsidiary and associated undertakings	233,662	128,058
Due from subsidiary and associated undertakings consolidated on an equity basis	-	106,282
Debt securities	699,196	377,317
Equity investments, including:	154,075	163,013
- Investments in non-consolidated subsidiary and associated undertakings	100,456	40,281
- Investments in consolidated subsidiary and associated undertakings	21,725	94,807
Tangible and intangible fixed assets	677,755	189,712
Other assets	1,181,221	434,610
Total assets	**9,392,975**	**5,434,367**
Due to Central Bank	60,333	81,850
Due to financial institutions	1,346,239	1,302,550
Due to customers and budget	4,855,503	2,578,720
Due to non-consolidated subsidiary and associated undertakings	42,388	44,828
Due to subsidiary and associated undertakings consolidated on an equity basis	22,508	101,094
Securities issued	-	1
Other liabilities	1,285,862	428,009
Provisions	122,937	77,680
Equity reserve from consolidation	-	652
Equity	1,654,868	816,583
FX differences arising from consolidation	2,337	2,400
Total liabilities	**9,392,975**	**5,434,367**

EUR thousand

Consolidated profit and loss Statement	**12 months ended 31 December**	
	2001	**2000**
Net interest income	199,384	164,397
Net fee and commission income	136,583	82,822
Resut on equity investments	3,062	1,338
Result on financial operations	4,742	(363)
FX result	214,595	120,526
Result on banking activity	558,366	368,720
Result on operational activity	101,951	48,874
Change in equity reserve from consolidation		251
Gross profit/(loss)	105,851	49,130
Participation in profit/(loss) of entities consolidated on an equity basis	(9,729)	16,567
Net profit/(loss)	**44,725**	**45,532**

EUR thousand

Consolidated cash flow statement	**12 months ended 31 December**	
	2001	**2000**
Net cash flow from operating activities – indirect method	942,640	159,167
Net cash flow from investing activities	5,729	178,899
Net cash flow from financing activities	(411,135)	(311,981)
Net cash flow, total	537,234	26,086
Change in net cash and cash equivalents	**537,234**	**26,086**
Cash and cash equivalents at beginning of period	236,901	183,236
Cash and cash equivalents at end of period	774,135	209,322

12. Main differences between Polish and International Accounting Standards

12.1 The Bank prepares financial statements in accordance with both Polish Accounting Standards (PAS) and International Accounting Standards (IAS). There are some differences in accounting principles introduced in both cases. The principal differences can be presented as follows:

- in the financial statements prepared according to PAS, a general risk provision was created for the first time in 1998 based on Banking Law (simultaneously the risk fund constituting a part of equity under the previous Banking Law was dissolved). In the financial statements prepared according to IAS, a general risk provision was established in previous years as a result, temporary timing differences in the level and charges to the general risk provision arise,
- according to PAS, debt securities and quoted shares in trading portfolio are valued at the lower of cost and market. In the financial statements prepared according to IAS, debt securities, state debt and quoted shares in trading portfolio are presented on the balance sheet date at market value,
- in the financial statements prepared according to PAS, the Bank's investments in certain non-banking subsidiaries were consolidated on an equity basis while in the financial statements prepared according to IAS, those investments would be fully consolidated,

- according to PAS, the annual charge to the Employees' Social Fund is made in the form of a profit distribution. In the financial statements prepared according to IAS, such charges to the fund are presented as an additional general expense in the following year,

12.2. The net assets and results of the consolidated financial statements prepared according to PAS may be reconciled to the financial statements prepared according to IAS as at 31 December 2001 as follows:

- Reconiliation of the net assets as of 31 December:

	PLN thousand
Net assets under consolidated PAS	**5,836,510**
Marking trading instruments to market value	26,970
Difference from consolidation and valuation of equity investments on an equity basis	29,039
Capitalised interest	19,599
Difference in deferred tax provision resulting from different accounting policies applied	(21,170)
Net assets under IAS	**5,890,948**

- The summary reconciliation of profit after taxation for the period from 1 January 2001 to 31 December 2001 is as follows:

	PLN thousand
Profit after taxation under consolidated PAS	**163,286**
Marking trading instruments to market value	23,463
Timing difference in charges to general provision	50,000
Profit distribution to staff benefit funds	(3.000)
Difference from consolidation and valuation of equity investments	(5,558)
Capitalised interest	5,595
Timing difference in charge to provision for contracted bonuses for length of services and retirement	25,000
Timing differences in deferred tax resulting from different accounting policies applied	(27,621)
Profit after taxation under IAS	**231,165**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

CONSOLIDATED BALANCE SHEET

as of	Note	31.12.2001	31.12.2000
ASSETS			
I. Cash and due from NBP	1	2 322 443	699 315
II. Treasury bills and other bills eligible for refinancing with NBP			-
III. Due from other financial institutions	2	6 283 223	4 914 049
1. Current		738 593	280 642
2. Term		5 544 630	4 633 407
IV. Receivables from customers and Budget	3	14 100 256	9 940 585
1. Current		3 536 128	2 047 389
2. Term		10 564 128	7 893 196
V. Due from subsidiary and associate undertakings excluded from the consolidation	2	822 933	493 586
VI. Due from subsidiary and associate undertakings included in the consolidation	2	-	409 654
VII. Receivables subject to securities sale and repurchase agreements	4	-	-
VIII. Debt securities	5, 11	2 462 497	1 454 331
IX. Investments in subsidiary and associated undertakings excluded in the consolidation	6, 8, 11	353 797	155 258
X. Investments in subsidiary and associated undertakings included in the consolidation	7, 8, 11	76 512	365 426
XI. Minority investments	9, 11	92 208	87 514
XII. Other securities and property rights	10, 11	20 119	20 119
XIII. Intangible fixed assets	12	1 483 538	66 952
XIV. Goodwill in respect of consolidation	13	-	-
XV. Tangible fixed assets	14	903 448	664 275
XVI. Own shares for sale	15	-	-
XVII. Other assets	16	3 860 507	1 502 056
1. Repossessed assets		7 696	7 696
2. Other		3 852 811	1 494 360
XVIII. Interperiod settlements	17	299 636	173 103
1. Deferred tax		271 927	168 359
2. Other interbank settlements		27 709	4 744
TOTAL ASSETS		**33 081 117**	**20 946 223**
LIABILITIES			
I. Due to NBP		212 486	315 483
II. Due to other financial institutions	18	4 741 318	5 020 547
1. Current		1 159 142	573 944
2. Term		3 582 176	4 446 603
III. Customers deposits	19	17 100 595	9 939 416
1. Savings deposits		-	-
a) Current			
b) Term			
2. Other		17 100 595	9 939 416
a) Current		3 761 202	1 705 922
b) Term		13 339 393	8 233 494
IV. Due to subsidiary and associate undertakings excluded from the consolidation	18	149 286	172 785
VI. Due to subsidiary and associate undertakings included in the consolidation	18	79 272	389 658
VI. Liabilities in respect of securities subject to sale and repurchase agreements	20	-	-
VII. Securities issued	21	-	4
VIII. Funds for staff benefit and other liabilities	22	3 799 629	1 095 356
IX. Accruals and deferred income	23	729 049	554 363

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

X. Provisions	24	432 972	299 411
1. Provision for corporate income tax		-	-
2. Other provisions		432 972	299 411
XI. Subordinated debt	25	-	-
XII. Own equity of minority shareholders	26	-	-
XIII. Equity reserve from consolidation	27	-	2 513
XIV. Authorised capital	28	430 308	279 670
XV. Unpaid contribution to authorised capital (negative value)		-	-
XVI. Equity reserves	29	3 059 638	538 000
XVII. Revaluation reserve		76 958	77 860
XVIII. Other reserves	30	2 098 089	2 069 571
XIX. FX differences from recalculation of foreign branches		-	-
XX. FX differences from consolidation		8 231	9 250
XXI. Undistributed profit or (not covered loss) of prior year	31	-	-
XXII. Net profit (loss)		163 286	182 336
TOTAL LIABILITIES		**33 081 117**	**20 946 223**

Capital adequacy ratio	32	21.22	15.64

Book value (excluding Special Bonds)		**5 744 180**	**3 064 357**
Number of shares		**107 577 100**	**69 917 500**
Book value per share (in PLN)	32	**53.40**	**43.83**

Book value (including Special Bonds)		**5 836 510**	**3 156 687**
Assumed number of shares*		**130 659 600**	**93 000 000**
Diluted book value per share (in PLN)*	32	**44.67**	**33.94**

*/ In addition to ordinary shares, the projected number of shares includes Special Participating Convertible Bonds.

OFF-BALANCE SHEET ITEMS

as at	Note	31.12.2001	31.12.2000
I. Contingent liabilities		**10 886 021**	**6 823 065**
1. liabilities granted:		9 765 095	6 094 946
a) lending commitments (including import L/CS)		6 964 149	3 452 361
b) guarantees (including confirmed export L/CS)	33	2 800 946	2 642 585
2. liabilities received:		1 120 926	728 119
a) lending commitments		-	296
b) guarantees		1 120 926	727 823
II. Commitments resulting from sale/purchase transactions		**111 356 152**	**23 166 816**
III. Other, including:		**1 391 792**	**913 698**
- Rental and similar commitments, including:		54 596	54 596
- long term lease of land		54 596	54 596
- Collateral received		1 337 196	859 102
TOTAL OFF-BALANCE SHEET ITEMS		**123 633 965**	**30 903 579**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

CONSOLIDATED PROFIT AND LOSS STATEMENT

for the period	Note	01.01 - 31.12 2001	01.01 - 31.12 2000
I. Interest income	34	2 680 851	2 061 543
II. Interest expense	35	(1 952 920)	(1 403 199)
III. Net interest income (I-II)		**727 931**	**658 344**
IV. Fee and commission income	36	551 630	366 704
V. Fee and commission expenses		(52 980)	(35 035)
VI. Net fee and commission income (IV-V)		**498 650**	**331 669**
VII. Income from shares and other securities	37	11 180	5 358
VIII. Net profit on financial operations	38	17 311	(1 452)
IX. Net profit on foreign exchange		783 468	482 658
X. Profit / (loss) on banking activity		**2 038 540**	**1 476 577**
XI. Other operating income	39	81 368	81 252
XII. Other operating expenses	40	(90 870)	(59 988)
XIII. General expenses	41	(1 064 945)	(816 835)
XIV. Depreciation		(161 588)	(119 434)
XV. Charges to provisions and revaluation	42	(1 001 374)	(693 664)
XVI. Release of provisions	43	571 082	327 811
XVII. Net (charges to) / release of provisions and decrease in respect of		(430 292)	(365 853)
XVIII. Operating profit		**372 213**	**195 719**
XIX. Extraordinary (losses)/gains		14 239	19
1. Extraordinary gains	44	14 239	20
2. Extraordinary losses	45		(1)
XX. Charges to goodwill from consolidation			-
XXI. Charges to capital reserve from consolidation			1 006
XXII. Profit before taxation		**386 452**	**196 744**
XXIII. Corporate income tax	46	(187 646)	(80 754)
XXIV. Other obligatory charges to profit / (loss)	47		-
XXV. Profit / (losses) of entities included in the consolidation		(35 520)	66 346
XXVI. Profit (loss) of minority shareholders			-
XXVII. Net profit (loss)	48	**163 286**	**182 336**

Net profit / (loss) for 12 months		**163 286**	**182 336**
Average weighted number of ordinary shares		**107 577 100**	**69 917 500**
Net profit / (loss) per ordinary shares (in PLN)	49	**1.52**	**2.61**

Assumed average weighted number of ordinary shares		**130 659 600**	**93 000 000**
Diluted profit / (loss) per ordinary share (in PLN)	49	**1.25**	**1.96**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

CHANGES IN CONSOLIDATED OWN EQUITY

for the period	01.01 - 31.12 2001	01.01 - 31.12 2000
I. Opening balance	3 156 687	3 170 102
a) changes in adopted accounting principles	-	-
b) corrections of material errors	-	-
I.a. Opening balance, after reclassifications to conform with current year presentation	3 156 687	3 170 102
1. Opening balance of authorised capital	279 670	279 670
1.1. Changes in authorised capital	150 638	-
a) increases (in respect of)	150 638	
- issue of shares	150 638	
b) decreases (in respect of)	-	
- amortisation		
1.2. Closing balance	430 308	279 670
2. Opening balance of unpaid contribution to share capital	-	-
2.1. Changes in unpaid contribution to share capital		
a) increase		
b) decrease		
2.2. Closing balance	-	-
3. Opening balance of equity reserves	538 000	490 000
3.1. Changes in equity reserves	2 521 638	48 000
a) increases (in respect of)	2 521 638	48 000
- issue of shares with premium	2 485 534	-
- distribution of profit (according to the law regulations)	-	-
- distribution of profit (voluntary)	35 132	48 000
- Group increase - DM BH	972	-
b) decreases (in respect of)	-	-
- covered loss of prior period		
3.2. Closing balance of equity reserves	3 059 638	538 000
4. Opening balance of revaluation reserve	77 860	79 752
4.1. Changes in revaluation reserve	(902)	(1 892)
a) increase (in respect of)	-	-
b) decrease (in respect of)	(902)	(1 892)
- sale and liquidation of fixed assets	(893)	(1 892)
- other	(9)	
4.2. Closing balance of revaluation reserve	76 958	77 860
5. Opening balance of general risk fund (in 1997 - risk fund)	340 000	210 000
5.1. Changes in general risk fund	50 000	130 000
a) increase (in respect of)	50 000	130 000
- distribution of profit	50 000	130 000
b) decrease (in respect of)	-	-
5.2. Closing balance of general risk fund (in 1997 - risk fund)	390 000	340 000
6. Opening balance of equity reserve for brokerage activity	170 000	350 000
6.1. Changes in equity reserve for brokerage activity	(170 000)	(180 000)
a) increase (in respect of)	-	-
b) decrease (in respect of)	(170 000)	(180 000)
- transfer to equity reserves	(170 000)	(180 000)
6.2. Closing balance of equity reserve for brokerage activity	-	170 000
7. Opening balance of other reserves	1 559 571	1 404 932
7.1. Changes in other reserves	148 518	154 639
a) increase (in respect of)	170 893	280 347
- distribution of profit	-	98 455
- realization of revaluation reserve	893	1 892
- reallocation from equity reserve for brokerage activity	170 000	180 000

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

b) decreases (in respect of)	(22 375)	(125 708)
- reallocation from the Group's net profit for the previous period	(22 375)	(124 769)
- other consolidation adjustments	-	(939)
7.2. Closing balance of other reserves	**1 708 089**	**1 559 571**
8. FX differences from recalculation of foreign branches	-	-
9. Opening balance of FX differences from consolidation	9 250	8 062
9.1. Changes In FX differences from consolidation	(1 019)	1 188
a) increase	-	1 188
b) decreases	(1 019)	-
9.2. Closing balance of FX differences from consolidation	**8 231**	**9 250**
10. Opening balance of undistributed profit or not covered loss	**182 336**	**347 686**
10.1. Opening balance of undistributed profit	**182 336**	**347 686**
a) changes in adopted accounting principles	-	-
b) corrections of material errors	-	-
10.2. Opening balance of undistributed profit, after reclassifications to conform to current year presentation	**182 336**	**347 686**
a) increase (in respect of)	14 081	-
- Group increase - DM BH	14 081	-
b) decrease (in respect of)	(196 417)	(347 686)
- reallocation on the Parent's entity equity	(71 052)	(276 455)
- dividends for shareholders of a parent entity	(130 659)	(186 000)
- charges to special fund-employee fund	(3 000)	(10 000)
- reallocation on the Group's equity	8 294	124 769
10.3. Closing balance of undistributed profit	-	-
10.4. Opening balance of not covered loss		
a) changes in adopted accounting principles		
b) corrections of material errors		
10.5. Opening balance of not covered loss, after reclassifications to conform with current year presentation		
a) increase (in respect of)		
- loss to be covered in the following years		
b) decrease (in respect of)		
10.6. Closing balance of not covered loss		
10.7. Closing balance of undistributed profit or not covered loss		
11. Net profit / (loss)	163 286	182 336
a) net profit	163 286	182 336
b) net loss		
II. Closing balance of own equity	**5 836 510**	**3 156 687**

CONSOLIDATED CASH FLOW STATEMENT

for the period	01.01 - 31.12 2001	01.01 - 31.12 2000
A. NET CASH FLOW FROM OPERATIONAL ACTIVITIES (I +/- II) - indirect method	**3 319 885**	**613 495**
I. Net profit (loss)	**163 286**	**182 336**
II. Adjustments for:	**3 156 599**	**431 159**
1.Profit (loss) of minority shareholders	-	-
2.Participation in profits (losses) of entities included in the consolidation on an equity basis	35 520	(66 346)
3.Depreciation (in this: charges to goodwill from consolidation or capital reserve from consolidation)	161 588	118 428
4. Foreign exchange gains / (losses)	(158 030)	(76 824)
5. Interest and dividends	45 933	56 269
6. Profit / loss on investment activity	45 713	29 538
7. Changes in other reserves	102 110	50 564

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

8. Corporate income tax (presented in profit and loss account)	187 646	80 754
9. Corporate income tax paid	(196 296)	(187 860)
10. Change in debt securities held	(431 131)	147 443
11. Change in amounts due from financial sector	342 570	(2 119 480)
12. Change in Receivables from customers and Budget	1 914 741	154 694
13 . Change in receivables in respect of securities subject to sale and repurchase agreements	-	-
14. Change in equity investments	(42 473)	1 175
15. Change in amounts due to financial sector	(1 328 779)	833 204
16. Change in customer deposits	2 177 002	1 432 388
17. Change in payables in respect of securities subject to sale and repurchase agreements	-	(41 141)
18. Change in securities issued	(22 797)	-
19. Change in other liabilities	195 300	(6 053)
20. Change in interperiod settlements	(90 419)	153 868
21. Change in deferred income	125 458	(79 335)
22. Other items	92 943	(50 127)
B. NET CASH FLOW FROM INVESTMENT ACTIVITIES (I-II)	**20 176**	**689 548**
I. Cash inflows from investing activities	**423 645**	**1 265 172**
1. Sale of intangible fixed assets	-	3 203
2. Sale of tangible fixed assets	18 739	32 065
3. Sale of investments in subsidiary undertakings	4 452	92
4. Sale of investments in associated undertakings	131 213	6 959
5. Sale of investments in parent company	-	-
6. Sale of other investments, other debt securities (including those held in trading portfolio) and other property rights	52 369	656 304
7. Other inflows	216 872	566 549
II. Cash outflows from investment activities	**(403 469)**	**(575 624)**
1. Acquisition of intangible fixed assets	(31 370)	(11 958)
2. Acquisition of tangible fixed assets	(204 690)	(140 292)
3. Acquisition of investments in subsidiary undertakings	(72 197)	(34 479)
4. Acquisition of investments in associated undertakings	(30 107)	(89 313)
5. Acquisition of investments in parent company	-	-
6. Acquisition of other investments (including those held in trading portfolio)	(26 688)	(244 027)
7. Acquisition of own shares for resale	-	-
8. Other outflows	(38 417)	(55 555)
C. NET CASH FLOW FROM FINANCIAL ACTIVITIES (I-II)	**(1 447 977)**	**(1 202 499)**
I. Cash inflows from financial activities	**39 124**	**322**
1. Long-term loans taken from banks	-	-
2. Long-term loans taken from other than banks financial institutions	-	-
3. Issuance of bonds and other securities for other financial institutions	-	-
4. Increase in subordinated debt	-	-
5. Inflows from issuance of own shares	-	-
6. Additional payments to share capital	-	-
7. Other inflows	39 124	322

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

II. Cash outflows from financial activities	**(1 487 101)**	**(1 202 821)**
1. Repayment of long-term loans to banks	(1 208 837)	(5 329)
2. Repayment of long-term loans to other institutions	-	(824 505)
3. Redemption of bonds and other securities from other financial institutions	-	-
4. Decrease in subordinated liabilities	-	-
5. Payments related to costs of issuance of securities	-	-
6. Redemption of shares	-	-
7. Payment of dividends and other payments to owners	(130 660)	(186 000)
8. Bonuses for the Management Board and the Supervisory Board	-	-
9. Payments for public purposes	(4 500)	(5 500)
10. Payment of liabilities under financial lease agreements	-	-
11. Other items	-	-
12. Other outflows	(143 104)	(181 487)
D. CHANGE IN NET CASH FLOW, TOTAL (A+/-B+/-C)	**1 892 084**	**100 544**
E. BALANCE SHEET CHANGE IN CASH	**1 892 084**	**100 544**
- in this change in cash arising on FX differences on foreign currencies	(19 426)	(8 002)
F. CASH AT THE BEGINNING OF REPORTING PERIOD	**834 342**	**706 265**
G. CASH AT THE END OF REPORTING PERIOD (F+/- D)	**2 726 426**	**806 809**
- including the one with limited posibility of disposal	-	-

NOTES

NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1

CASH AND DUE FROM NBP	2001	2000
1. Current placements a'vista	2 322 443	699 310
2. Obligatory reserve	-	-
3. Amounts of Bank Guarantee Fund	-	-
4. Other	0	5
Total cash and due from NBP	**2 322 443**	**699 315**

CASH (CURRENCY STRUCTURE)	2001	2000
a. in PLN	2 255 307	644 779
b. in foreign currencies (in currency and converted into PLN)	67 136	54 536
b1. unit/currency DEM '000	15 190	7 830
PLN '000	27 352	15 430
b2. unit/currency USD '000	7 516	6 859
PLN '000	29 961	28 418
b3. other currencies (PLN '000)	9 823	10 687
Total cash	2 322 443	699 315

Cash balances pledged or assigned:

- as of 31 December 2001 cash balances held included PLN 95,000 thousand of obligatory reserve, which under NBP regulations must be held as a minimum balance of vault cash (at 31 December 2000, the corresponding amount was PLN 54,620 thousand),
- the Bank maintained obligatory reserve on a current account at the NBP, with the declared balance on these at 31 December 2001, amounting to PLN 858,712 thousand (at 31 December 2000, the corresponding amount was PLN 491,610 thousand).

The Bank may draw on its obligatory reserve provided that the sum total of the average monthly balance on its current account at the NBP and the balance of vault cash in zloty held at the Bank is no less than the declared reserve balance.

Note 2

DUE FROM OTHER FINANCIAL INSTITUTIONS (BY CATEGORY)	2001	2000
1. Current accounts	749 380	229 116
2. Loans and placements	6 250 509	5 458 114
3. Purchased receivables	49 582	27 727
4. Realised guarantees	335	348
5. Other receivables (in respect of)	7 560	53 131
- receivables in the course of settlement	7 560	53 131
6. Interest:	37 754	40 393
a) receivable	16 071	28 984
b) overdue	21 683	11 409
Due from other financial institutions - gross	**7 095 120**	**5 808 829**
7. Provision (negative value)	(90 636)	(105 076)
Due from other financial institutions - net	**7 004 484**	**5 703 753**

At 31 December 2001, gross loans extended to lease finance companies amounted to PLN 684,309 thousand (at 31 December 2000, the corresponding amount was PLN 543,230 thousand), while debt purchased from lease finance companies stood at PLN 21,961 thousand (at 31 December 2000, the corresponding amount was PLN 732 thousand).

DUE FROM OTHER FINANCIAL INSTITUTIONS (by time to maturity)	2001	2000
1. Current accounts	756 940	282 247
2. Term, with maturity from balance sheet date:	6 300 426	5 486 189
a) up to 1 month	4 569 848	3 986 326
b) 1 month - 3 months	808 894	713 697
c) 3 months - 1 year	186 769	252 049
d) 1 year - 5 years	559 416	374 849
e) over 5 years	33 523	17 695
f) matured before balance sheet date	115 472	136 691
g) irregular receivables	26 504	4 882
3. Interest	37 754	40 393
- receivable	16 071	28 984
- overdue	21 683	11 409
Due from other financial institutions - gross	**7 095 120**	**5 808 829**

DUE FROM OTHER FINANCIAL INSTITUTIONS (by contractual maturity)	2001	2000
1. Current accounts	756 940	282 247
2. Term, with maturity from balance sheet date:	6 300 426	5 486 189
a) up to 1 month	3 952 532	3 384 218
b) 1 month - 3 months	1 279 878	1 220 842
c) 3 months - 1 year	168 148	306 499
d) 1 year - 5 years	670 284	371 204
e) over 5 years	229 584	203 426
3. Interest	37 754	40 393
- receivable	16 071	28 984
- overdue	21 683	11 409
Due from other financial institutions - gross	**7 095 120**	**5 808 829**

Interest on amounts receivable from financial institutions is shown in the balance sheet under "Due from financial institutions, term"

DUE FROM OTHER FINANCIAL INSTITUTIONS (by currency structure)	2001	2000
a. in PLN	622 359	985 647
b. in foreign currencies (in currency and converted into PLN)	6 472 761	4 823 182
b1. unit/currency DEM '000	61 990	887
PLN '000	147 289	2 245
b2. unit/currency EUR '000	550 050	381 342
PLN '000	1 937 221	1 469 845
b3. unit/currency GBP '000	4 343	82 966
PLN '000	25 066	513 582
b4. unit/currency USD '000	1 038 291	627 255
PLN '000	4 138 938	2 598 842
b5. unit/currency clearing dollars '000	50 317	24 429
PLN '000	199 260	101 172
b6. other currencies (in PLN '000)	24 987	137 496
Due from other financial institutions - gross	**7 095 120**	**5 808 829**

DUE FROM OTHER FINANCIAL INSTITUTIONS - GROSS	2001	2000
1. Normal	6 900 484	5 529 212
2. Watch	5 329	100 019
3. Irregular, in this:	151 481	138 647
- substandard	26 491	5 257
- doubtful	5 599	-
- loss	119 391	133 390
4. Purchased receivable discount	72	558
5. Accrued interest	37 754	40 393
a) receivable	16 071	28 984
b) overdue	21 683	11 409
- from normal and watch receivables	275	930
- from loss receivables	21 408	10 479
Due from other financial institutions - gross	**7 095 120**	**5 808 829**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

LEGAL COLLATERAL DIMINISHING BASIS FOR CALCULATION OF SPECIFIC PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	2001	2000
a) watch	-	-
b) irregular	43 458	31 953
- substandard	7 005	2 984
- doubtful	2 001	-
- loss	34 452	28 969
Total legal collateral diminishing basis for calculation of specific provisions for non-performing receivables from other financial institutions	43 458	31 953

PROVISIONS FOR RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	2001	2000
a) watch	-	200
b) irregular	90 636	104 876
- substandard	3 897	455
- doubtful	1 799	-
- loss	84 940	104 421
Total provisions for receivables from other financial institutions	**90 636**	**105 076**

MOVEMENTS IN PROVISIONS FOR RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	2001	2000
Opening balance	105 076	61 946
a) increases (in respect of)	9 624	84 455
- charges to provisions	9 623	84 455
- other	1	-
b) use (in respect of)	(26)	(19 852)
- write-offs	(26)	(19 852)
c) release (in respect of)	(24 038)	(21 473)
- release of provisions	(23 107)	(11 090)
- FX differences	(26)	(6 197)
- reclassification of assets	(905)	(4 186)
Provisions for receivables from other financial institutions as at the end of year	**90 636**	**105 076**

DUE FROM FINANCIAL SECTOR	2001	2000
a) from subsidiary and associated undertakings included in the consolidation	-	409 654
b) from subsidiary and associated undertakings excluded from the consolidation	721 261	380 250
c) from other entities	6 373 859	5 018 925
Due from financial sector - total	**7 095 120**	**5 808 829**

At 31 December 2001, amounts due from financial institutions included PLN 37,265 thousand in pledges or assignments in the form of placements at such institutions collateralizing derivatives transactions (31 December 2000: PLN 14,991 thousand), including:

- PLN 8,310 thousand in funds held at the Stock Exchange Guarantee Fund to collateralize the liabilities of the Bank Brokerage House on securities transactions (31 December 2000: PLN 7,558 thousand),
- amounts due from financial institutions amounting to PLN 26,589 thousand in pledges or assignments in the form of placements at such institutions collateralizing derivatives transactions (31 December 2000: PLN 5,419 thousand),
- PLN 2,366 thousand held at the National Securities Depositary as a clearing margin against contracts for future settlement (31 December 2000: PLN 2,000 thousand),

In the total amount of receivables from financial institutions the amount of PLN 14 thousand represents funds frozen and assigned on accounts at foreign banks to collateralize guarantees

Amounts due from financial institutions – demand included PLN 199,260 thousand denominated in clearing dollars and held at a foreign bank on behalf of one of the Bank's customers, relating to settlements with Turkey (at 31 December 2000, the corresponding amount was PLN 101,172 thousand).

Data presented in notes 2 are related also to receivables from subsidiary and associated undertakings which were non-consolidated, consolidated fully or consolidated on an equity basis.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 3

RECEIVABLES FROM CUSTOMERS AND BUDGET (BY CATEGORY)	2001	2000
1. Loans	14 550 555	10 236 934
2. Purchased receivables	256 689	176 783
3. Realised guarantees	43 720	30 183
4. Other receivables (in respect of)	89 901	90 278
- restructuring	81 871	80 968
- receivables in the course of settlement	8 030	9 310
5. Interest	357 912	261 081
a) receivable	115 041	88 379
b) overdue	242 871	172 702
6. Amounts receivable in respect of contribution to preferential loans	2 594	8 403
Receivables from customers and Budget - gross	**15 301 371**	**10 803 662**
7. Provision	(1 099 443)	(749 541)
Receivables from customers and Budget - net	**14 201 928**	**10 054 121**

Receivables from customers and Budget (by term to maturity)	**2001**	**2000**
1. Current	3 555 327	2 054 280
2. Term, with maturity from balance sheet date:	11 388 132	8 488 301
a) up to 1 month	2 917 447	369 947
b) 1 month - 3 months	1 235 209	686 389
c) 3 months - 1 year	2 359 187	2 214 319
d) 1 year - 5 years	2 225 687	2 568 508
e) over 5 years	455 741	711 901
f) matured before balance sheet date	896 471	738 051
g) irregular receivables	1 298 390	1 199 186
3. Interest	357 912	261 081
- receivable	115 041	88 379
- overdue	242 871	172 702
Receivables from customers and Budget - gross	**15 301 371**	**10 803 662**

RECEIVABLES FROM CUSTOMERS AND BUDGET (by contractual maturity)	2001	2000
1. Current	3 555 327	2 054 280
2. Term, with maturity from balance sheet date:	11 388 132	8 488 301
a) up to 1 month	1 697 284	243 788
b) 1 month - 3 months	880 336	174 295
c) 3 months - 1 year	3 664 417	2 193 181
d) 1 year - 5 years	2 948 695	2 590 848
e) over 5 years	2 197 401	3 286 189
3. Interest	357 912	261 081
- receivable	115 041	88 379
- overdue	242 871	172 702
Receivables from customers and Budget - gross	**15 301 371**	**10 803 662**

Interest on receivables from customers and Budget are recognized as term receivables in balance sheet.

RECEIVABLES FROM CUSTOMERS AND BUDGET (by currency structure)	2001	2000
a. in PLN	10 870 156	6 351 616
b. in foreign currencies (by currency and converted into PLN)	4 431 215	4 452 046
b1. unit/currency CHF '000	196 213	82 213
PLN '000	466 201	208 073
b2. unit/currency DEM '000	1 664 355	-
PLN '000	184 577	-
b3. unit/currency EUR '000	600 820	179 149
PLN '000	2 116 028	690 513
b4. unit/currency USD '000	392 864	483 400
PLN '000	1 566 075	2 002 821
b5. other currencies (in PLN '000)	98 334	1 550 639
Receivables from customers and Budget - net	**15 301 371**	**10 803 662**

Receivables from customers and Budget - GROSS	2001	2000
1. Normal	9 903 551	7 602 678
2. Watch	1 104 484	1 023 504
3. Non-performing loans, in this:	3 935 424	1 916 399
- substandard	1 129 860	243 426
- doubtful	1 616 663	748 810
- loss	1 188 901	924 163
3. Interest:	357 912	261 081
a. receivable	115 041	88 379
b. overdue	242 871	172 702
- on normal and watch loans	7 500	2 038
- on non-performing loans	235 371	170 664
Receivables from customers and Budget - gross	**15 301 371**	**10 803 662**

COLLATERAL REDUCING SPECIFIC PROVISIONS AGAINST RECEIVABLES FROM CUSTOMERS AND BUDGET	2001	2000
a) normal	-	-
b) watch	-	-
c) non-performing	2 210 362	945 949
- substandard	616 460	139 657
- doubtful	1 166 293	451 529
- loss	427 609	354 763
Total collateral reducing specific provisions against receivables from customers and Budget	**2 210 362**	**945 949**

PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM CUSTOMERS AND BUDGET	2001	2000
a) normal	36	-
b) watch	1 209	-
c) non-performing	1 098 198	749 541
- substandard	102 683	20 850
- doubtful	233 126	153 279
- loss	762 389	575 412
Total provisions for non-performing receivables from customers and Budget	**1 099 443**	**749 541**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

MOVEMENTS IN PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM CUSTOMERS AND BUDGET	2001	2000
Opening balance	749 541	561 400
a) increases (in respect of)	783 200	456 305
- charges to provisions	658 043	454 161
- reclassification of assets	117 111	2 144
- FX differences	6 275	-
- other	1 771	-
b) write-offs (in respect of)	(323)	(61 775)
- write-offs	(323)	(61 775)
c) release (in respect of)	(432 975)	(206 389)
- release of provisions	(380 432)	(196 805)
- contribution in kind of COK BH to DM BH	(23)	-
- reclassification of assets	(3 771)	(2 329)
- other	(48 749)	(7 255)
Closing balance	**1 099 443**	**749 541**

RECEIVABLES FROM CUSTOMERS AND BUDGET	2001	2000
a) from subsidiary and associated undertakings included in the consolidation	-	-
b) from subsidiary and associated undertakings excluded from the consolidation	108 691	118 832
c) from other entities	15 192 680	10 684 830
Receivables from customers and Budget - total	**15 301 371**	**10 803 662**

Data presented in notes 3 are related also to receivables from subsidiary and associated undertakings which were non-consolidated, consolidated fully or consolidated on an equity basis.

Note 4

RECEIVABLES SUBJECT TO SECURITIES SALE AND REPURCHASE AGREEMENTS	2001	2000
a) financial sector		
b) non-financial sector and State budget		
c) interest		
Total receivables subject to securities sale and repurchase agreement	-	-

Note 5

DEBT SECURITIES	2001	2000
1. Issued by central banks, of which:	618 053	403 646
- bonds denominated in foreign currencies	-	-
2. Issued by other banks, of which:	22 163	15 945
- *denominated in foreign currencies*	14 715	15 945
3. Issued by other financial undertakings, of which:	40 891	117 458
- denominated in foreign currencies	-	-
4. Issued by non-financial undertakings, of which:	171 013	374 694
- denominated in foreign currencies	53 081	57 329
5. Issued by State Budget, of which:	1 610 377	506 974
- denominated in foreign currencies	-	-
6. Issued by local authorities, of which:	-	35 614
- denominated in foreign currencies		-
7. Repurchased own securities	-	-
Total debt securities	**2 462 497**	**1 454 331**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

DEBT SECURITIES (BY CATEGORY)	2001	2000
1. Issued by State Budget, of which:	1 610 376	506 974
a) bonds	339 821	120 532
b) treasury bills	1 270 555	386 442
c) other (by type):	-	-
2. Issued by parent entity, of which:	-	-
a) bonds		
b) other (by type)		
3. Issued by subsidiary undertakings, of which:	52 384	57 329
a) bonds	52 384	57 329
b) other (by type)		-
4. Issued by associated undertakings, of which:	-	15 945
a) bonds		-
b) other (by type)		15 945
- right to participate in profits		15 945
5. Issued by other entities, of which:	799 737	874 083
a) bonds	676 916	489 122
b) other (by type)	122 821	384 961
- commercial papers	108 106	384 961
- certificates of deposit	14 715	-
Total debt securities	**2 462 497**	**1 454 331**

DEBT SECURITIES	2001	2000
a) operational portfolio of brokerage house	-	22
b) trading portfolio	1 744 879	927 549
c) investment portfolio	717 618	526 760
Total debt securities	**2 462 497**	**1 454 331**

MOVEMENTS IN DEBT SECURITIES	2001	2000
a) opening balance	1 454 331	2 059 937
b) increases (in respect of)	82 186 635	79 377 456
- purchases	81 463 680	79 226 540
- Bank's merger with CPSA	675 358	-
- release of provisions	6 819	59 713
- write offs of provisions	3 563	3 215
- repossessed assets	-	1 899
- valuation adjustments	474	10 846
- FX differences	321	63 975
- other (amortisation of discount, premium, interest)	36 420	11 268
c) decreases (in respect of)	(81 178 469)	(79 983 062)
- sale	(81 105 849)	(79 920 748)
- conversion of convertible bonds	(40 000)	-
- contribution in kind of COK BH to DM BH	(23)	-
- reclassifications of provisions	(4 493)	(4 186)
- FX differences	(7 515)	(53 897)
- other (amortisation of discount, premium, interest)	(20 589)	(4 231)
closing balance	**2 462 497**	**1 454 331**

At 31 December 2001, the Bank's holdings of debt securities included treasury bills with a face value of PLN 83,880 thousand securing the Bank's commitments to the Bank Guarantee Fund (at 31 December 2000 the corresponding amount was PLN 36,930 thousand).

At 31 December 2001, the Bank's holdings of debt securities also included bonds issued by the National Bank of Poland with a face value of PLN 611,108 thousand. These bonds were acquired on 30 September 1999, under an issue for banks in connection with the lowering of the reserve ratio, which determines the required reserves to be maintained by banks at the NBP. Interest on these bonds is indexed to the CPI for the particular months of the year. This interest is accrued on the basis of the cumulative CPI for the particular months of the year.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

At 31 December 2001, the Bank's holdings of debt securities issued by non-financial undertakings included non-interest-bearing convertible bonds issued by the Bank's subsidiary Handlowy Investments SA, with a value of LUF 600 million, which on that date was equivalent to PLN 52,384 thousand. These bonds are convertible into shares at a ratio of one bond, face value LUF 1,000, to one share of the same face value. The redemption date for the bonds is 20 August 2004.

Note 6

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS EXCLUDED FROM THE CONSOLIDATION	2001	2000
a) in banks	90 135	36 090
b) in other financial institutions	131 644	13 653
c) in non-financial institutions	132 018	105 515
Total investments in subsidiary and associated undertakings excluded from the consolidation	**353 797**	**155 258**

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS EXCLUDED FROM THE CONSOLIDATION	2001	2000
a) in subsidiary undertakings	235 689	47 092
b) in associated undertakings	118 108	108 166
Total investments in subsidiary and associated undertakings excluded from the consolidation	**353 797**	**155 258**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS EXCLUDED FROM THE CONSOLIDATION	2001	2000
Opening balance	155 258	75 521
a) increases (in respect of)	281 213	125 904
- purchases	39 608	123 792
- Bank's merger with CP SA	103 060	-
- release of provisions	-	1 793
- conversion of convertible bonds	40 000	-
- write offs of provisions	-	160
- FX differences	-	58
- reclassifications	98 545	101
b) decreases (in respect of)	(82 674)	(46 167)
- sale	-	(7 394)
- charges to provision	(67 609)	(38 518)
- liquidation	(70)	(82)
- reclassifications	(14 995)	-
- reclassification of entity	-	(101)
- FX differences	-	(72)
Closing balance	**353 797**	**155 258**

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS EXCLUDED FROM THE CONSOLIDATION	2001	2000
a) operational portfolio of brokerage house	-	-
b) trading portfolio	-	-
c) investment portfolio	353 797	155 258
Total investments in subsidiary and associated undertakings excluded from the consolidation	**353 797**	**155 258**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 7

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS INCLUDED IN THE CONSOLIDATION ON AN EQUITY BASIS	2001	2000
a) in banks	-	264 164
b) in other financial institutions	25 077	39 440
c) in non-financial institutions	51 435	61 822
Total investments in subsidiary and associated undertakings included in the consolidation on an equity basis	**76 512**	**365 426**

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS INCLUDED IN THE CONSOLIDATION ON AN EQUITY BASIS	2001	2000
a) in subsidiary undertakings	51 435	61 822
b) in associated undertakings	25 077	303 604
Total investments in subsidiary and associated undertakings included in the consolidation on an equity basis	**76 512**	**365 426**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS INCLUDED IN THE CONSOLIDATION ON AN EQUITY BASIS	2001	2000
Opening balance	365 426	480 931
a) increases (in respect of)	72 280	52 490
- purchases	62 696	-
- consolidation adjustments revaluing investments in the equity of entities included in the consolidation	9 584	52 490
b) decreases (in respect of)	(361 194)	(167 995)
- sale	(163 587)	-
- liquidation of equity	(25 570)	-
- reclassification of entity	(86 778)	-
- consolidation adjustments revaluing investments in the equity of entities included in the consolidation	(65 780)	(148 078)
- FX differences	(19 479)	(19 917)
Closing balance of investments in subsidiary and associated undertakings included in the consolidation on an equity basis	**76 512**	**365 426**

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS INCLUDED IN THE CONSOLIDATION ON AN EQUITY BASIS	2001	2000
a) operational portfolio of brokerage house	-	-
b) trading portfolio	-	-
c) investment portfolio	76 512	365 426
Total investments in subsidiary and associated undertakings included in the consolidation on an equity basis	**76 512**	**365 426**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

Lp.	a Name of undertaking (legal form)	b Lacation	c Activity	d Capital relationship	e Method of consoliadation	f Aquisition date/ control taking date	g Value at cost	h Adjustments	i Book value of investment	j Holding of authorised capital	k Voting power at the General Meeting	l Relationship other than mentioned in j) lub k)
1	CITILEASING Sp. z o.o.	Warsaw	Leasing	Subsidiary undertaking		04.03.1996 r.	120,000	-	120,000	100.00	100.00	-
2	BANK HANDLOWY INTERNATIONAL S.A.	Luxembourg	Banking	Subsidiary undertaking		21.06.1979 r.	54,046	-	54,046	73.12	73.12	-
3	DOM MAKLERSKI BANKU HANDLOWEGO SA	Warsaw	Brokerage	Subsidiary undertaking	full consolidation	28.02.2001 r.	70,950	(70,950)	-	100.00	100.00	-
4	BANK ROZWOJU CUKROWNICTWA S.A.	Poznań	Banking	Subsidiary undertaking		18.09.1997 r.	51,127	(26,088)	25,039	95.77	86.49	-
5	HANDLOWY - INVESTMENTS II S.a.r.l.	Luxembourg	Investment activity	Subsidiary undertaking	equity basis	05.11.1997 r.	41,467	(27,853)	13,614	80.97	80.97	indirect subsidiary, see below for further details
6	TOWARZYSTWO FUND. INWEST. BH S.A.	Warsaw	Investment activity	Subsidiary undertaking		16.04.1998 r.	35,000	(31,670)	3,330	100.00	100.00	-
7	HANDLOWY-INVESTMENTS S.A.[1]	Luxembourg	Investment activity	Subsidiary undertaking	equity basis	27.01.1997 r.	33,255	(33,255)	-	100.00	100.00	-
8	PPU SPOMASZ Sp. z o.o.	Warsaw	Manufacture of catering/retailing equipment	Subsidiary undertaking		30.11.2001 r.	13,502	-	13,502	100.00	100.00	-
9	CUPRUM BANK S.A.	Lubin	Banking	Subsidiary undertaking		24.06.1991 r.	11,051	-	11,051	55.26	50.20	-
10	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Warsaw	Construction	Subsidiary undertaking		04.11.1994 r.	7,611	(4,551)	3,060	61.25	61.25	-
11	HANDLOWY ZARZĄDZANIE AKTYWAMI S.A.	Warsaw	Brokerage	Subsidiary undertaking		18.08.1999 r.	5,000	(651)	4,349	100.00	100.00	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand złoty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

Lp.	a	m							n		o		p	r	s	t
	Name of undertaking	equity, in this							liabilities in this:		receivables in this:		total assets	sales	unpaid shares	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this										
							undistributed profits (loss) for previous years	net profit (loss)		long term		long term				
1	CITILEASING Sp. z o.o.	150,778	120,000	-	9,028	21,750	(778)	22,528	171,689	136,128	42,211	17,518	356,073	91,480	-	-
2	BANK HANDLOWY INTERNATIONAL S.A.	20,196	109	-	-	20,087	-	1,761	30,448	-	7,970	-	58,773	na	-	-
3	DOM MAKLERSKI BANKU HANDLOWEGO SA	80,894	70,950	-	2,099	7,845	-	7,845	102,832	-	28,734	-	185,259	20,531	-	12,954
4	BANK ROZWOJU CUKROWNICTWA S.A.	30,922	25,064	-	1,378	4,480	-	254	28,782	-	65,529	-	85,979	19,963	-	-
5	HANDLOWY - INVESTMENTS II S.a.r.l.	8,678	45,879	-	-	(37,201)	(35,048)	(2,153)	24,442	24,360	-	-	40,514	2,870	-	-
6	TOWARZYSTWO FUND. INWEST. BH S.A.	2,121	9,000	-	26,000	(32,879)	(25,489)	(7,390)	7,272	-	174	-	10,641	2,024	-	-
7	HANDLOWY-INVESTMENTS S.A.[1]	(12,762)	33,255	-	-	(46,017)	(18,417)	(28,244)	167,363	158,120	22,212	-	154,632	42,745	-	-
8	PPU SPOMASZ Sp. z o.o.	In liquidation													-	-
9	CUPRUM BANK S.A.	44,269	20,000	-	19,694	4,575	-	129	457,784	-	369,369	-	524,369	96,791	-	-
10	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	In liquidation													-	-
11	HANDLOWY ZARZĄDZANIE AKTYWAMI S.A.	4,113	5,000	-	5	(892)	-	(892)	117	-	809	-	5,087	2,792	-	50

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

Lp.	a	b	c	d	e	f	g	h	I	j	k	l
	Name of undertaking (legal form)	Lacation	Activity	Capital relationship	Method of consoliadation	Aquisition date/ control taking date	Value at cost	Adjustments	Book value of investment	Holding of authorised capital	Voting power at the General Meeting	Relationship other than mentioned in j) lub k)
12	HANDLOWY LEASING S.A.	Warsaw	Leasing	Subsidiary undertaking		11.04.1996 r.	3,109	(3,109)	0	0.01	0.01	indirect subsidiary, see below for further details
13	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT S.A.	Warsaw	Insurance	Subsidiary undertaking		19.04.2000 r.	2,140	(928)	1,212	79.27	79.27	indirect subsidiary, see below for further details
14	TOWER SERVICE Sp. z o.o.	Warsaw	Building administration	Subsidiary undertaking		19.02.1998 r.	101	-	101	50.30	50.30	-
15	HANDLOWY INWESTYCJE Sp. z o.o.[2]	Warsaw	Investment activity	Subsidiary undertaking	equity basis	16.08.1994 r.	4	21,300	21,304	100.00	100.00	-
16	HANDLOWY INWESTYCJE II Sp. z o.o.	Warsaw	Investment activity	Subsidiary undertaking	equity basis	18.02.1997 r.	4	16,513	16,517	100.00	100.00	-
17	PKO/HANDLOWY PTE S.A.	Warsaw	Insurance	Associated undertaking	equity basis	10.11.1998 r.	130,000	(104,923)	25,077	50.00	50.00	-
18	MOSTOSTAL ZABRZE HOLDING S.A.	Zabrze	Commercial construction	Associated undertaking		28.06.2000 r.	89,250	(33,500)	55,750	34.44	34.44	-
19	HORTEX HOLDING S.A.	Płońsk	Fruit/vegetable processing	Associated undertaking		31.10.2001 r.	44,605	(29,952)	14,653	31.09	31.09	-
20	PIA PIASECKI S.A.	Kielce	Construction	Associated undertaking		18.05.2001 r.	40,000	(10,440)	29,560	36.52	36.52	-
21	ELEKTROMONTAŻ POZNAŃ S.A.	Poznań	Construction and repair services, and power engineering	Associated undertaking		09.12.1999 r.	13,683	-	13,683	25.30	25.30	-
22	IPC JV Sp. z o.o.	Warsaw	Construction and operation of building	Associated undertaking		28.03.1991 r.	4,185	(4,185)	0	31.00	31.00	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

.p.	a	m							n		o		p	r	s	t
	Name of undertaking	equity, in this							liabilities in this:		receivables in this:		total assets	sales	unpaid shares	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this	undistributed profits (loss) for previous years	net profit (loss)		long term		long term				
12	HANDLOWY LEASING S.A.	4,209	3,125	-	239	845	(6,704)	5,968	599,516	543,727	346,688	302,552	664,633	94,849	-	-
13	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT S.A.	1,768	100	-	2,126	(458)	-	(458)	153	-	233	29	1,993	-	-	-
14	TOWER SERVICE Sp. z o.o.	21	200	-	8	(187)	(62)	(125)	3,217	-	3,015	-	3,239	16,248	-	-
15	HANDLOWY INWESTYCJE Sp. z o.o.[2]	19,949	4	-	35,066	(15,121)	(22,426)	4,540	34,429	30,300	66	66	59,197	-	-	-
16	HANDLOWY INWESTYCJE II Sp. z o.o.	16,517	4	-	25,080	(8,567)	(7,335)	(1,232)	2	-	4,415	17	16,666	-	-	-
17	PKO/HANDLOWY PTE S.A.	50,154	260,000	-	-	(209,846)	(121,121)	(88,725)	1,549	-	870	54	52,646	30,950	-	-
18	MOSTOSTAL ZABRZE HOLDING S.A.	145,299	20,327	-	183,124	(58,152)	(1,557)	(62,945)	147,733	21,489	119,841	11,408	354,319	447,119	-	-
9	HORTEX HOLDING S.A.	(6,059)	214,941	-	-	(221,000)	(170,381)	(50,619)	314,700	7,754	88,979	11,638	357,603	474,643	-	-
0	PIA PIASECKI S.A.	99,717	21,907	-	82,497	(4,687)	-	(4,687)	189,897	17,372	55,240	519	294,660	269,267	-	-
1	ELEKTROMONTAŻ POZNAŃ S.A.	61,091	54,082	-	4,892	2,117	-	2,117	14,687	-	25,829	2,760	76,635	83,546	-	-
2	IPC JV Sp. z o.o.	8,572	13,500	-	445	(5,373)	(25,575)	336	56,693	50,585	450	-	74,116	13,758	-	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

Lp.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Lacation	Activity	Capital relationship	Method of consoliadation	Aquisition date/ control taking date	Value at cost	Adjustments	Book value of investment	Holding of authorised capital	Voting power at the General Meeting	Relationship other than mentioned in j) lub k)
23	HANDLOWY HELLER S.A.	Warsaw	Factoring	Associated undertaking		13.06.1994 r.	2,752	-	2,752	25.00	25.00	indirect subsidiary, see below for further details
24	OBSLUGA FUNDUSZY INWESTYCYJNYCH Sp. z o.o	Warsaw	Management services	Associated undertaking		22.08.1995 r.	2,034	(2,034)	0	50.00	50.00	-
25	KP KONSORCJUM Sp. z o.o.	Warsaw	Investment fund management	Associated undertaking		01.03.1995 r.	1,260	-	1,260	49.99	49.99	-
26	ZO BYTOM S.A.	Bytom	Apparel manufacture	Associated undertaking		18.02.1993 r.	893	(772)	121	18.46	18.46	indirect subsidiary, see below for further details
27	POLSKA GIELDA FINANSOWA S.A.	Warsaw	Trading in financial instruments	Associated undertaking		23.11.1998 r.	750	(750)	0	22.90	22.90	-
28	CREDITREFORM PL Sp. z o.o.	Warsaw	Mercantile agency	Associated undertaking		29.06.1992 r.	328	-	328	49.03	49.03	-

Item 5 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Investments II S a r.l. via Handlowy Investments SA, this representing 19.03% of the authorised capital. The Bank's total holding in this undertaking stood at 100% of the authorised capital.

Item 12 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Leasing SA via Handlowy Investments SA, this representing 99.99% of the authorised capital. The Bank's total holding in this undertaking stood at 100% of the authorised capital.

Item 13 At December 31, 2001, the Bank had an additional indirect holding in Polskie Pracownicze Towarzystwo Emerytalne DIAMENT SA via Cuprum Bank SA, this representing 0.55% of the authorised capital. The Bank's total holding in this undertaking stood at 79.82% of the authorised capital.

Item 20 At December 31, 2001, the Bank had an additional indirect holding in Pia Piasecki SA, this representing 5.48% of the authorised capital. The Bank's total holding in this undertaking stood at 42.00% of the authorised capital.

Item 23 At December 31, 2001, the Bank had an additional indirect holding in Handlowy Heller SA via Handlowy Inwestycje Sp. z o.o., this representing 25.00% of the share capital. The Bank's total holding in this undertaking stood at 50.00% of the authorised capital.

Item 26 At December, 2001, the Bank had an additional indirect holding in ZO Bytom SA via Handlowy Inwestycje II Sp. z o.o., this representing 9.18% of the authorised capital. The Bank's total holding in this undertaking stood at 27.64% of the authorised capital.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

	a	m							n		o		p	r	s	t
p.	Name of undertaking	equity, in this	authorised capital	unpaid capital	equity reserves	other, in this	undistributed profits (loss) for previous years	net profit (loss)	liabilities in this:	long term	receivables in this:	long term	total assets	sales	unpaid shares	dividends received or receivable for the prior year
3	HANDLOWY HELLER S.A.	18,365	10,000	-	6,173	2,192	-	2,192	200,450	-	219,947	-	221,730	30,001	-	140
4	OBSŁUGA FUNDUSZY INWESTYCYJNYCH Sp. z o.o	1,827	4,060	-	6,600	(8,833)	(7,825)	(1,008)	1,814	-	2,018	-	4,249	11,996	-	-
5	KP KONSORCJUM Sp. z o.o.	10,279	292	-	231	9,756	6,314	3,442	235	-	11,693	-	13,927	12,865	-	2,364
6	ZO BYTOM S.A.	(5,806)	7,500	-	3,480	(16,786)	(12,443)	(13,096)	36,386	9,746	5,838	-	31,014	49,126	-	-
7	POLSKA GIEŁDA FINANSOWA S.A.	50	524	-	-	(474)	(493)	19	230	-	111	-	312	1,285	-	-
8	CREDITREFORM PL Sp. z o.o.	78	670	-	17	(609)	(206)	(397)	208	-	271	0	553	4,271	-	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 8

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

Lp.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Lacation	Activity	Capital relationship	Method of consoliadation	Aquisition date/ control taking date	Value at cost	Adjustments	Book value of investment	Holding of authorised capital	Voting power at the General Meeting	Relationship other than mentioned in j) lub k)
[1]/ Indirect affiliations, via Handlowy Investments S.A.												
29	POLIMEX - CEKOP S.A.	Warsaw	Foreign trade agency	Associated undertaking		26.09.1997 r.	58,102	(4,155)	53,947	36.64	36.64	-
30	NIF FUND HOLDINGS PCC Ltd.	Guernsey	Investment activity	Associated undertaking		21.08.1998 r.	22,937		22,937	22.68	22.68	-
31	HANDLOWY - INVESTMENTS II S.a.r.l.	Luksemburg	Investment activity	Minority holding		05.11.1997 r.	8,731	-	8,731	19.03	19.03	-

Item 29 At December 31, 2001, the Bank had additional indirect holdings in Polimex-Cekop SA via Elektromontaz Poznan SA, this representing 0.01% of the authorised capital, and via Mostostal Zabrze Holding SA, this representing 0.28% of the authorised capital. The Bank's total holding in this undertaking stood at 36.93% of the authorised capital.

[2]/ Indirect affiliations, via Handlowy Inwestycje Sp. z o.o.

Lp.	a	b	c	d	e	f	g	h	i	j	k	l
32	HANDLOWY HELLER S.A.	Warsaw	Factoring	Associated undertaking		07.01.1999 r.	2,752	-	2,752	25.00	25.00	-
33	HANDLOWY LEASING S.A.	Warsaw	Leasing	Subsidiary undertaking		11.04.1996 r.	3,134	(2,950)	184	99.99	99.99	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED UNDERTAKINGS (INVESTMENT PORTFOLIO) 31.12.2001 r.

Lp.	a	m							n		o		p	r	s	t
	Name of undertaking	equity, in this				other, in this			liabilities in this:		receivables in this:		total assets	sales	unpaid shares	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves		undistributed profits (loss) for previous years	net profit (loss)		long term		long term				
/ Indirect affiliations, via Handlowy Investments S.A.																
29	POLIMEX - CEKOP S.A.	149,556	24,185	-	143,595	(18,224)	-	(19,334)	203,440	27,428	197,104	17,455	399,996	288,446	-	-
30	NIF FUND HOLDINGS PCC Ltd.	156,410	187	-	-	156,223	-	2,532	3,853	-	1,237	-	132,504	6,154	-	-
31	HANDLOWY - INVESTMENTS II S.a.r.l.	8,678	45,879	-	-	(37,201)	(35,048)	(2,153)	24,442	24,360	0	0	40,514	2,870	-	-
/ Indirect affiliations, via Handlowy Inwestycje Sp. z o.o.																
2	HANDLOWY HELLER S.A.	18,365	10,000	-	6,173	2,192	-	2,192	200,450	-	219,947	-	221,730	30,001	-	140
3	HANDLOWY LEASING S.A.	4,209	3,125	0	239	845	(6,704)	5,968	599,516	543,727	346,688	302,552	664,633	94,849	-	-

he financial data for the companies presented above are those available on the day the present statement were compiled, and are drawn from unaudited statements; in the case of Handlowy Inwestycje p. z o.o., Handlowy Inwestycje II Sp. z o.o., Bank Rozwoju Cukrownictwa S.A., Polskie Pracownicze Towarzystwo Emerytalne Diament S.A., Handlowy Zarządzanie Aktywami S.A., Cuprum Bank .A., PKO/Handlowy PTE S.A., KP Konsorcjum Sp. z o.o., Obsługa Funduszy Inwestycyjnych Sp. z o.o., Handlowy Heller S.A. - the data are drawn from audited statements as of 31 December 2001, in e case of Hortex Holding SA - the data are drawn from the audited company statements as of 31 May 2001.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 9

MINORITY INVESTMENTS	2001	2000
a) in banks	34 124	273
b) in other financial institutions	13 785	13 983
c) in non-financial institutions	44 299	73 258
Total minority investments	**92 208**	**87 514**

MOVEMENTS IN MINORITY INVESTMENTS	2001	2000
opening balance	87 514	132 642
a) increases (in respect of)	1 114 623	311 628
- purchases	1 043 521	283 969
- Bank's merger with CPSA	9 061	-
- Group increase	7	-
- release of provisions	4 635	14 545
- reclassifications of provision	14 996	-
- reclassification of entity	32 733	-
- FX differences	1 391	-
- valuation adjustments	8 279	13 114
b) decreases (in respect of)	(1 109 929)	(356 756)
- sale	(1 054 828)	(319 244)
- charges to provisions	(798)	(24 636)
- reclassification of entity	(44 499)	-
- FX differences	(32)	(33)
- valuation adjustments	(9 772)	(12 843)
Closing balance of minority investments	**92 208**	**87 514**

MINORITY INVESTMENTS	2001	2000
a) operational portfolio of brokerage house	419	6 458
b) trading portfolio	34 008	30 202
c) investment portfolio	57 781	50 854
Total minority investments	**92 208**	**87 514**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

INVESTMENTS IN OTHER UNDERTAKINGS (INVESTMENT PORTFOLIO)

No.	a	b	c	d	e	f	g	h
	Name of undertaking (legal form)	Location	Principal activity	Book value of investment	Holding of share capital %	Voting power at the General Meeting %	Unpaid share of capital	Dividends received or receivable for prior year
1	MITTELEUROPAISCHE HANDELSBANK AG	Germany	Banking	34 124	19.99	19.99	-	5 709
2	POLSKIE TOWARZYSTWO REASEKURACYJNE S.A.	Warsaw	Reassurance	12 809	11.88	11.88	-	-
3	GLOBE TRADE CENTER S.A.	Warsaw	Property rental	7 320	7.79	7.79	-	-
4	BIURO INFORMACJI KREDYTOWEJ S.A.	Warsaw	Creditworthiness information agency	1 870	12.54	12.54	-	-
5	KUKE S.A.	Warsaw	Insurance	600	0.75	0.75	-	20
6	SWIFT Sp. z o.o.	Belgium	Telecommunication	341	0.10	0.10	-	-
7	KIR S.A.	Warsaw	Interbank settlements	313	5.74	5.74	-	187
8	CERA S.A.	Warsaw	Rating agency	175	4.73	4.73	-	-
9	OLIMPIA S.A.	Łódź	Clothing	160	7.21	7.21	-	-
10	CENTRALNA TABELA OFERT S.A.	Warsaw	Stock exchange	31	6.08	6.08	-	-
11	GPW S.A.	Warsaw	Stock exchange	24	0.07	0.07	-	-
12	BOTANCO BV S.A	Netherlands	Construction and investment	8	8.90	8.90	-	-
13	BIURO CENTRUM Sp. z o.o.	Katowice	Office building administration	6	7.63	7.63	-	-
14	AMICA S.A.	Wronki	Household equipment	0	0.00	0.00	-	-
15	POLANIA Sp. z o.o.	Gniezno	Leather and footwear industry	-	6.06	6.06	-	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 10

OTHER SECURITIES AND PROPERTY RIGHTS (BY TYPE)	2001	2000
a) units in mutual funds	20 119	20 119
b) right to purchase	-	-
c) derivative rights	-	-
d) other (by type)	-	-
Total other securities and property rights	**20 119**	**20 119**

OTHER SECURITIES AND PROPERTY RIGHTS	2001	2000
a) operational portfolio of brokerage house	-	-
b) trading portfolio	-	-
c) investment portfolio	20 119	20 119
Total other securities and property rights	**20 119**	**20 119**

MOVEMENTS IN OTHER SECURITIES AND PROPERTY RIGHTS	2001	2000
Opening balance	20 119	20 119
a) increases (in respect of)	15 000	-
- purchases	15 000	
b) decreases (in respect of)	(15 000)	-
- sale	(15 000)	
Closing balance	**20 119**	**20 119**

Note 11

SECURITIES, SHARES AND OTHER PROPERTY RIGHTS	2001	2000
1) operational portfolio of brokerage house	419	6 480
2) trading portfolio	1 778 887	957 751
3) investment portfolio	1 225 827	1 118 417
Total securities, shares and other property rights	**3 005 133**	**2 082 648**

MOVEMENTS IN SECURITIES, SHARES AND OTHER RIGHTS	2001	2000
Opening balance	2 082 648	2 769 150
a) increases (in respect of)	83 483 478	79 867 377
- purchases	82 624 505	79 634 301
- Bank's merger with CPSA	787 479	-
- Group increases	7	
- release of provisions	11 454	76 051
- write-offs of provisions	3 563	3 375
- repossessed for bad debts	-	1 899
- FX differences	1 712	64 033
- valuation adjustments	8 753	23 960
- consolidation adjustments revaluating investments in equity of entities included in the consolidation	9 584	52 490
- other	36 421	11 268
b) decreases (in respect of)	(82 560 993)	(80 553 879)
- sale	(82 339 264)	(80 247 386)
- charges to provisions	(68 407)	(63 154)
- reclassification of provisions	(4 493)	(4 186)
- liquidation of entity	(25 640)	(82)
- FX differences	(27 025)	(73 919)
- valuation adjustments	(9 772)	(12 843)
- consolidation adjustments revaluating investments in equity of entities included in the consolidation	(65 780)	(148 078)
- other	(20 612)	(4 231)
Closing balance	**3 005 133**	**2 082 648**

SECURITIES, SHARES AND OTHER PROPERTY RIGHTS (BY CURRENCY)	2001	2000
a. in PLN	2 875 932	1 746 881
b. in foreign currencies (by currency and converted into PLN)	129 201	335 767
b1. unit/currency BEF '000	912 543	1 056 432
PLN '000	79 665	100 940
b2. unit/currency DEM '000	19 242	55 664
PLN '000	34 649	109 697
b3. other unit/currency '000	14 887	125 130
Total securities, shares and other property rights	**3 005 133**	**2 082 648**

DEBT SECURITIES, INVESTMENTS AND TRUST UNITS - TRADING PORTFOLIO	2001	2000
A. negotiable and quoted on the Stock Exchange (book value)	340 237	156 605
a) shares (book value):	416	36 073
- market value	420	36 367
- value at cost	427	41 596
b) bonds (book value):	339 821	120 532
- market value	359 207	120 532
- value at cost	329 797	106 209
c) other - by type (book value)	-	-
B. negotiable and quoted on the OTC market (book value)	3	609
a) shares (book value):	3	587
- market value	4	602
- value at cost	4	783
b) bonds (book value):		22
- market value		22
- value at cost		20
c) other - by type (book value)		-
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	1 312 214	386 442
a) shares (book value):	34 008	-
- market value	34 008	-
- value at cost	34 008	-
b) bonds (book value):	7 651	-
- market value	7 651	-
- value at cost	7 997	-
c) other - by type (book value)	1 270 555	386 442
c1) treasury bills (book value):	1 270 555	386 442
- market value	1 277 965	386 442
- value at cost	1 243 885	377 860
D. Non-negotiable securities (book value)	126 852	420 575
a) shares (book value):	-	-
- estimated market value	-	-
- value at cost	-	-
b) bonds (book value):	51 213	35 614
- estimated market value	51 269	35 614
- value at cost	50 916	35 530
c) other - by type (book value)	75 639	384 961
c1) commercial papers (book value):	75 639	384 961
- estimated market value	75 757	384 961
- value at cost	75 198	380 718
Total value at cost	**1 742 232**	**942 716**
Total adjustments	**37 074**	**21 515**
Total market value / estimated market value	**1 806 281**	**964 540**
Total book value	**1 779 306**	**964 231**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

DEBT SECURITIES, INVESTMENTS AND TRUST UNITS - INVESTMENT PORTFOLIO	2001	2000
A. negotiable and quoted on the Stock Exchange (book value)	85 431	94 478
a) shares (book value):	85 431	94 478
- value adjustments (balance)	(45 897)	(7 993)
- value at cost	131 328	102 471
b) bonds (book value):	-	-
- value adjustments (balance)	-	-
- value at cost	-	-
c) other - by type (book value)	-	-
B. negotiable and quoted on the OTC market (book value)	7 320	-
a) shares (book value):	7 320	-
- value adjustments (balance)	-	-
- value at cost	7 320	-
b) bonds (book value):	-	-
- value adjustments (balance)	-	(7 503)
- value at cost	-	7 503
c) other - by type (book value)	-	-
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	-	40 000
a) shares (book value):		-
- value adjustments (balance)		-
- value at cost		-
b) bonds (book value):		40 000
- value adjustments (balance)		-
- value at cost		40 000
c) other - by type (book value)		-
c1) treasury bills (book value):		-
- value adjustments (balance)		-
- value at cost		-
D. Non-negotiable (book value)	1 133 076	983 939
a) shares (book value):	395 339	477 060
- value adjustments (balance)	(170 130)	(120 572)
- value at cost	565 469	597 632
b) bonds (book value):	670 436	470 815
- value adjustments (balance)	6 944	4 181
- value at cost	663 492	466 634
c) other - by type (book value)	67 301	36 064
c1) certificates of deposits (book value):	32 466	-
- value adjustments (balance)	(3 655)	-
- value at cost	36 121	-
c2) participation in profits:	14 716	15 945
- value adjustments (balance)	526	416
- value at cost	14 190	15 529
c3) participation units (book value):	20 119	20 119
- value adjustments (balance)	-	-
- value at cost	20 119	20 119
Total value at cost	**1 569 367**	**1 249 888**
Total adjustments	**(343 540)**	**(131 471)**
Total book value	**1 225 827**	**1 118 417**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 12

INTANGIBLE FIXED ASSETS	2001	2000
a) accrued costs of formation and further expansion of public limited company	4 869	5 013
b) research and development costs	-	-
c) goodwill	1 388 536	-
d) purchased licences, patents, etc.	65 986	30 063
- computer software	65 249	29 844
e) long term lease of land	17 259	24 780
f) other intangible fixed assets	6 888	7 096
g) advances for intangible fixed assets	-	-
Total intangible fixed assets	**1 483 538**	**66 952**

Unplanned depreciation charges against intangible fixed assets

No unplanned depreciation charges against intangible assets were made in 2001. In 2000, these charges amounted to PLN 63 thousand, and were made as a value adjustment to rights of perpetual usufruct.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (in assets categories)									
	a	b	c	d		e	f	g	
	Accrued costs of formation and further expansion of public limited company	Research and development costs	Goodwill	Purchased licences, patents, etc.		Long term lease of land	Other intangible fixed assets	Advances for intangible fixed assets	Total intangible fixed assets
				in this:	computer software				
a) opening balance at cost	13 310	-	-	78 048	77 650	39 154	8 334	-	138 846
b) increases (in respect of)	901		1 448 907	78 038	76 973	-	0		1 527 846
- Bank's merger with CP SA	299		1 448 907	18 864	18 864				1 468 070
- Group increase	11			609	274				620
- purchase	591			30 009	29 845				30 600
- transfer from assets under construction				28 554	27 990				28 554
- FX differences				2					2
c) decreases (in respect of)	(8 297)		-	(10 166)	(9 734)	(373)	(17)		(18 853)
- reclassification				(2 941)	(2 941)				(2 941)
- liquidation				(5 074)	(4 743)				(5 074)
- write offs agains provision	(8 297)								(8 297)
- other				(2 151)	(2 050)	(373)	(17)		(2 541)
d) closing balance at cost	5 914	-	1 448 907	145 920	144 889	38 781	8 317	-	1 647 839
e) accumulated depreciation at the beginning of period	-	-	-	47 985	47 806	14 374	1 238	-	63 597
f) depreciation for the period (in respect	1 045	-	60 371	31 949	31 834	7 148	191	-	100 704
- increases (in respect of)	1 045		60 371	37 758	37 311	7 148	208	-	106 530
- Bank's merger with CP SA	210			13 522	13 522				13 732
- Group increase	1			448	274				449
- depreciation charges	834		60 371	23 450	23 187	7 148	208		92 011
- FX differences				10					10
- other				328	328				328
- decreases (in respect of)	-	-	-	(5 809)	(5 477)	-	(17)	-	(5 826)
- sale				(2 941)	(2 941)				
- liquidation				(2 867)	(2 536)				(2 867)
- other				(1)			(17)		(18)
g) accumulated depreciation at the end of period	1 045	-	60 371	79 934	79 640	21 522	1 429	-	164 301
h) specific provision									-
i) net book value at the end of year	4 869	-	1 388 536	65 986	65 249	17 259	6 888	-	1 483 538

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 13

GOODWILL FROM CONSOLIDATION	2001	2000
a) goodwill from consolidation - subsidiary undertakings		
b) goodwill from consolidation - associated undertakings		
Goodwill from consolidation - total	-	-

MOVEMENTS IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY UNDERTAKINGS	2001	2000
a) opening balance - gross	-	-
b) increases		
c) decreases		
d) closing balance - gross	-	-
e) charges to goodwill from consolidation at the beginning of the year	-	-
f) charges to goodwill from consolidation for the period		
g) charges to goodwill from consolidation at the end of the year		
h) Goodwill from consolidation - total	-	-

MOVEMENTS IN GOODWILL FROM CONSOLIDATION - ASSOCIATED UNDERTAKINGS	2001	2000
a) opening balance - gross	-	-
b) increases		
c) decreases		
d) closing balance - gross	-	-
e) charges to goodwill from consolidation at the beginning of the year	-	-
f) charges to goodwill from consolidation for the period		
g) charges to goodwill from consolidation at the end of the year		
h) Goodwill from consolidation - total	-	-

Note 14

TANGIBLE FIXED ASSETS	2001	2000
Tangible fixed assets		
a) fixed assets, of which:	882 124	638 578
- land and buildings used for the Bank's operational activities	635 645	471 479
- other land and buildings	22 072	17 762
- equipment	-	-
- means of transport	35 302	13 909
- other fixed assets	189 105	135 428
b) assets under construction	20 565	21 381
c) prepayments	759	4 316
Total tangible fixed assets	**903 448**	**664 275**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

MOVEMENTS IN TANGIBLE FIXED ASSETS (by asset categories)	Land and buildings used for the Bank's operational activities	Other land and buildings	Equipment	Means of transport	Other fixed assets
a) opening balance at cost	551 382	22 372	-	24 380	464 940
b) increase (in respect of)	226 719	4 933		34 949	244 501
- Bank's merger with CP SA	145 583	4 932		14 822	156 953
- Group increase		1			387
- purchase	4 836			1 236	67 842
- transfer from assets under construction	57 555			18 888	19 156
- FX differences	49			3	51
- other	18 696				112
c) decrease (in respect of)	(29 686)	-	-	(6 679)	(38 967)
- sale	(8 443)			(6 540)	(3 961)
- liquidation	(20 645)			(139)	(29 834)
- donations	-			-	(3 233)
- reclassification	-			-	(861)
- other	(598)				(1 078)
d) closing balance at cost	748 415	27 305	-	52 650	670 474
e) accumulated depreciation at the beginning of period	79 903	4 611	-	10 471	329 512
f) depreciation for the period (in respect of)	32 867	622		6 877	151 857
- increase (in respect of)	41 341	623		12 519	181 223
- Bank's merger with CP SA	16 477	147		4 551	84 021
- Group increase		1			221
- charge for the period	24 858	475		7 962	96 629
- reclassificaton between groups	-	-		-	45
- FX differences	6	-		5	131
- other	-	-		1	176
- decrease (in respect of)	(8 474)	(1)	-	(5 642)	(29 366)
- sale	(452)	-		(5 484)	(2 004)
- liquidation	(7 846)	-		(113)	(22 255)
- reclassificaton between groups	-	-		(45)	-
- donations	-	-		-	(3 170)
- reclassification	-	-		-	(861)
- other	(176)	(1)		-	(1 076)
g) accumulated depreciation at the end of period	112 770	5 233	-	17 348	481 369
h) unscheduled depreciation charges					-
i) net book value at the end of period	635 645	22 072	-	35 302	189 105

ON-BALANCE SHEET FIXED ASSETS (OWNERSHIP STRUCTURE)	**2001**	**2000**
a) own	882 124	638 578
b) used under rental, lease or other agreement of a similar nature	-	-
Total on-balance sheet fixed assets	**882 124**	**638 578**

OFF-BALANCE SHEET FIXED ASSETS	**2001**	**2000**
used under rental, lease or another agreement of a similar nature, of which:	54 596	54 596
- long term leases of land	54 596	54 596
Total off-balance sheet fixed assets	**54 596**	**54 596**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Unplanned depreciation charges against tangible fixed assets

No unplanned depreciation charges against premises and equipment were made in 2001. In 2000, these charges amounted to PLN 139 thousand, and were made against expenditure incurred on investment in third-party premises and equipment as a result of the liquidation thereof.

Note 15

ISSUER OWN SHARES				
a	b	c	d	e
Number of shares	Value at cost	B/S value	Purpose of acquisition	Destination

ISSUER'S SHARES OWNED BY SUBSIDIARY UNDERTAKINGS			
a	b	c	d
Name of undertaking	Number of shares	Value at cost	Book value

Note 16

OTHER ASSETS	2001	2000
Repossessed assets	7 696	7 696
Other, of which:	3 852 811	1 494 360
- loans subordinated in financing capital investments	176 258	251 672
- contributions to the capital of entities	13 999	1 535
- interbank settlements	111 528	7 189
- differences of financial instruments valuation	3 398 641	1 017 386
- accounts receivable	20 334	2 491
- staff loans out of the Social Fund	47 304	43 828
- sundry debtors*	84 747	170 259
Total other assets	**3 860 507**	**1 502 056**

*/ At 31 December 2001 the total sundry debtors amount includes payment of PLN 7,000 thousand to increase the authorized capital of the subsidiary undertaking Towarzystwo Funduszy Inwestycyjnych BH SA; the Bank will continue to hold 100% of the authorized capital;

REPOSSESSED ASSETS	2001	2000
1 Capital expenditures	-	-
2 Real estate	7 677	7 677
3. Inventory	19	19
4. Other	-	-
Total repossessed assets	**7 696**	**7 696**

CHANGE IN REPOSSESSED ASSETS	2001	2000
1. Opening balance	7 696	19
2. Increase over the period (in respect of)	2 013	7 677
- reposession to inventory	23	-
- in return for debts	1 990	7 677
3. Decrease over the period (in respect of)	(2 013)	-
- sale	(23)	
- transfer of provision	(1 990)	
4. Closing balance	**7 696**	**7 696**

SUBORDINATED LOANS				
1.	2.		3.	4.
Name of undertaking	Value of loan		Interest terms	Maturity
	ccy	PLN '000		
1. Handlowy Investments S.A.	PLN	38 174	WIBOR 3M PLN +1% p.a.	31.12.2003
2. Handlowy Investments S.A.	PLN	664	WIBOR 3M PLN +1% p.a.	31.12.2003
3. Handlowy Investments S.A.	PLN	6 232	WIBOR 3M PLN +1% p.a.	21.01.2003
4. Handlowy Investments S.A.	PLN	3 315	WIBOR 3M PLN +1% p.a.	11.02.2003
5. Handlowy Investments S.A.	PLN	33 210	WIBOR 3M PLN +1% p.a.	11.08.2003
6. Handlowy Investments S.A.	PLN	25 308	WIBOR 3M PLN +0.5% p.a.	30.06.2004
7. Handlowy Investments II S.a.r.l.	PLN	26 568	WIBOR 3M PLN +1% p.a.	31.12.2002
8. Handlowy Inwestycje Sp. z o.o.	PLN	30 300	WIBOR 6M PLN +1% p.a.	25.07.2005
Total: Subordinated loans		**163 771**		
Interest receivable		16 467		
Subordinated loans gross		**180 238**		
Charges to provision		(3 980)		
Subordinated loans net		**176 258**		

Subordinated loans are granted to subsidiaries for financing capital investments. Interest from subordinated loans is recorded in the annual financial statement of the Bank at the day of payment. In 2001, interest amounted to PLN 21,338 thousand and related to interest received from Handlowy Investments S.A., Handlowy Investments II S.a.r.l., Handlowy Inwestycje Sp. z o.o. and Handlowy Inwestycje II Sp. z o.o. which were included in the consolidation. In the consolidated profit and loss statement this interest was eliminated.

Note 17

CHANGE IN INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX	2001	2000
Opening balance	168 359	142 063
a) increases (in respect of)	293 531	104 181
- tax liability arising in the period, that relates to results in future reporting periods	194 858	104 181
- Bank's merger with CPSA	98 673	
b) decreases (in respect of)	(189 963)	(77 885)
- tax charges relating to current reporting period paid in previous reporting periods	(189 963)	(77 885)
Closing balance	**271 927**	**168 359**

OTHER INTERPERIOD SETTLEMENTS	2001	2000
a) prepayments, of which:	27 709	4 744
- other prepaid expenses	27 709	4 744
b) other interperiod settlements, of which:	-	-
Total interperiod settlements	**27 709**	**4 744**

Note 18

DUE TO OTHER FINANCIAL INSTITUTIONS (BY TYPE)	2001	2000
1. Current accounts and deposits*	3 331 515	2 964 499
2. Loans and borrowings	1 308 303	2 054 104
3. Other liabilities (in respect of)	136 090	277 650
- liabilities in the course of settlement	135 598	260 790
- open import L/Cs	492	16 860
4. Interest	42 641	59 885
Total due to other financial institutions	**4 818 549**	**5 356 138**

DUE TO OTHER FINANCIAL INSTITUTIONS (BY TERM TO MATURITY)	2001	2000
1. Current	1 184 578	586 543
2. Term, with maturity from balance sheet date:	3 591 330	4 709 710
a) up to 1 month	1 627 777	2 570 977
b) 1 month - 3 months	103 031	669 904
c) 3 months - 1 year	1 411 740	293 909
d) 1 year - 5 years	399 682	1 138 017
e) over 5 years	49 100	36 903
f) matured before balance sheet date	-	-
3. Interest	42 641	59 885
Total due to other financial institutions	**4 818 549**	**5 356 138**

DUE TO OTHER FINANCIAL INSTITUTIONS (BY CONTRACTUAL MATURITY)	2001	2000
1. Current	1 184 578	586 543
2. Term, with duration:	3 633 971	4 709 710
a) up to 1 month	1 532 588	1 848 876
b) 1 month - 3 months	143 880	452 668
c) 3 months - 1 year	253 087	637 549
d) 1 year - 5 years	1 548 339	1 573 993
e) over 5 years	113 436	196 624
3. Interest	42 641	59 885
Total due to other financial institutions	**4 818 549**	**5 356 138**

Interest payable on amounts due to financial institutions is presented as term liabilities.

DUE TO OTHER FINANCIAL INSTITUTIONS (BY CURRENCY STRUCTURE)	2001	2000
a. in PLN	2 729 696	1 782 018
b. in foreign currencies (by currency and converted into PLN)	2 088 853	3 574 120
b1. unit/currency EUR '000	383 364	339 745
PLN '000	1 350 170	1 309 514
b2. unit/currency USD '000	177 597	247 333
PLN '000	707 953	1 024 750
b3. other unit/currency PLN '000	30 730	1 239 856
Total due to other financial institutions	**4 818 549**	**5 356 138**

DUE TO OTHER FINANCIAL INSTITUTIONS	2001	2000
a) to subsidiary and associated undertakings included in the consolidation	743	211 602
b) to subsidiary and associated undertakings excluded from the consolidation	76 488	123 989
c) to other entities	4 741 318	5 020 547
Total due to other financial institutions	**4 818 549**	**5 356 138**

The data presented in Note 18 includes amounts due to subsidiary and associated undertakings excluded from the consolidation and included in the consolidation on an equity basis.

Note 19

DUE TO CUSTOMERS AND STATE BUDGET (BY TYPE)	2001	2000
1. Current accounts and deposits	17 160 484	10 043 656
2. Other liabilities (in respect of)	11 481	26 597
- liabilities in the course of settlement	11 481	26 597
3. Interest	79 957	96 015
Total due to customers and State Budget	**17 251 922**	**10 166 268**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

DUE TO CUSTOMERS AND STATE BUDGET - SAVING ACCOUNTS (BY TERM TO MATURITY)	2001	2000
1. Current		
2. Term, with maturity from balance sheet date:		
a) up to 1 month		
b) 1 month - 3 months		
c) 3 months - 1 year		
d) 1 year - 5 years		
e) over 5 years		
f) matured before balance sheet date		
3. Interest		
Total due to customers and State Budget - savings accounts	-	-

DUE TO CUSTOMERS AND STATE BUDGET - SAVINGS ACCOUNTS (BY CONTRACTUAL MATURITY)	2001	2000
1. Current		
2. Term, with duration:		
a) up to 1 month		
b) 1 month - 3 months		
c) 3 months - 1 year		
d) 1 year - 5 years		
e) over 5 years		
3. Interest		
Total due to customers and State Budget - savings accounts	-	-

DUE TO CUSTOMERS AND STATE BUDGET - OTHER (BY TERM TO MATURITY)	2001	2000
1. Current	3 789 742	1 873 078
2. Term, with maturity from balance sheet date:	13 382 223	8 197 175
a) up to 1 month	8 915 344	5 609 123
b) 1 month - 3 months	1 624 237	1 496 963
c) 3 months - 1 year	1 557 446	1 044 869
d) 1 year - 5 years	1 282 831	42 839
e) over 5 years	2 365	3 381
f) matured before balance sheet date	-	-
3. Interest	79 957	96 015
Total due to customers and State Budget - other	**17 251 922**	**10 166 268**

DUE TO CUSTOMERS AND STATE BUDGET - OTHER (BY CONTRACTUAL MATURITY)	2001	2000
1. Current	3 789 742	1 873 078
2. Term, with duration:	13 382 223	8 197 175
a) up to 1 month	7 522 387	4 745 249
b) 1 month - 3 months	2 359 883	1 789 071
c) 3 months - 1 year	2 161 982	1 540 410
d) 1 year - 5 years	1 337 832	121 470
e) over 5 years	138	975
3. Interest	79 957	96 015
Total due to customers and State Budget - other	**17 251 922**	**10 166 268**

Interest payable on amounts due to customers and Budget is presented as term liabilities.

CUSTOMER DEPOSITS (BY CURRENCY STRUCTURE)	2001	2000
a. in PLN	11 989 443	6 894 577
b. in foreign currencies (by currency and converted into PLN)	5 262 479	3 271 691
b1. unit/currency EUR '000	656 209	158 348
PLN '000	2 311 102	610 336
b2. unit/currency USD '000	648 757	470 178
PLN '000	2 586 139	1 948 041
b3. unit/currency clearing dollars '000	50 332	24 445
PLN '000	199 320	101 235
b4. other currencies (in PLN '000)	165 918	612 079
Total customer deposits	**17 251 922**	**10 166 268**

DUE TO CUSTOMERS AND STATE BUDGET	2001	2000
a) to subsidiary and associated undertakings included in the consolidation	78 529	178 056
b) to subsidiary and associated undertakings excluded from the consolidation	72 798	48 796
c) to other entities	17 100 595	9 939 416
Total due from customers and State Budget	**17 251 922**	**10 166 268**

The data presented in Note 19 includes amounts due to subsidiary and associated undertakings excluded from the consolidation and included in the consolidation on an equity basis.

Note 20

LIABILITIES IN RESPECT OF SECURITIES SUBJECT TO SALE AND REPURCHASE AGREEMENTS	2001	2000
a) financial institutions		
b) non-financial sector and State Budgets		
c) interest		
Liabilities in respect of securities subject to sale and repurchase agreements	-	-

Liabilities collateralized on the Bank's assets

As at 31 December 2001 as well as at 31 December 2000, the Bank did not have any liabilities collateralized on its assets.

Note 21

SECURITIES ISSUED	2001	2000
1 Bonds		-
2. Certificates		4
3. Other (in respect of)		-
4. Interest		0
Total securities issued	-	4

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

MOVEMENTS IN SECURITIES ISSUED	2001	2000
opening balance	4	4
a) increases (in respect of)	25 000	-
- Bank's merger with CPSA	22 792	
- other (interest, discount)	2 208	
b) decreases (in respect of)	(25 004)	-
- redemption of certificates	(21 015)	
- other (interest, discount)	(3 989)	
Closing balance	-	4

SECURITIES ISSUED (BY CONTRACTUAL MATURITY)					
a	b	c	d	e	f
Debt securities by type	Nominal value	Interest rate	Maturity	Collateral	Additional rights

Note 22

FUNDS FOR STAFF BENEFIT AND OTHER LIABILITIES	2001	2000
1 Funds for staff benefit, of which:	85 373	76 553
- staff benefits	83 173	74 151
- other funds	2 200	2 402
2 Other liabilities, of which:	3 714 256	1 018 803
- interbank settlements	63 593	14 276
- interbranch settlements	126 189	-
- differences resulting from financial instrument's valuation	3 240 437	875 484
- settlements with budget	72 568	16 661
- liabilities in respect of cash collateral	168 793	78 140
- sundry debtors	42 676	34 242
Total funds for staff benefit and other liabilities	**3 799 629**	**1 095 356**

Note 23

ACCRUALS AND DEFERRED INCOME	2001	2000
a) interperiod settlements, of which:	146 904	199 554
- accrued provision for bonuses	64 226	73 481
- accrued expenses on restructuring, of which:	50 326	122 014
- personnel	35 036	91 614
- premises	15 290	30 400
- other	32 352	4 059
b) Deferred income, of which:	129 965	116 190
- FX differences on structural positions	38 008	102 198
- interest received in advance	22 053	275
- commission received in advance	7 838	5 013
- other income received in advance	62 066	8 704
c) income in suspense (of which)	452 180	238 619
- interest in suspense	353 582	212 717
- other income to settle	74 536	11 541
- capitalised interest	24 062	14 361
Total accruals and deferred income	**729 049**	**554 363**

At 31 December 2001 accrued expense of liabilities to staff included a provision of PLN 28,647 thousand against performance bonuses payable to staff employed under managerial service contracts and revaluations of "equivalent incentive shares" for Bank management (at 31 December 2000 the corresponding amount was PLN 60,791 thousand). This item also includes, for the first time, the provision against retirement pay and seniority bonuses, at PLN 25,000 thousand (See: Introduction, Section 9.)
The provision against restructuring expense was established in 2000 with a view to the merger of the Bank with Citibank (Poland) S.A., subsequently executed on 28 February 2001, including the planned centralization and integration of head office and branch office functions, of buildings and other facilities in service, and of computer systems.

Note 24

MOVEMENTS IN PROVISION FOR CORPORATE INCOME TAX	2001	2000
Opening balance		
a) increases (in respect of)		
- charges to provisions		
b) decreases (in respect of)		
Closing balance	-	-

OTHER PROVISIONS (BY TYPE), OF WHICH:	2001	2000
- off-balance sheet commitments	125 913	25 330
- general risk	300 000	250 000
- other provisions	7 059	24 081
Total other provisions	**432 972**	**299 411**

MOVEMENTS IN OTHER PROVISIONS	2001	2000
Opening balance	299 411	248 847
a) increases (in respect of)	315 735	91 425
- Bank's merger with CPSA	48 473	-
- charges to provisions	265 150	90 122
- reclassifications	1 781	1 303
- FX differences	331	-
b)utilisation (in respect of)	(17 022)	-
- write-offs	(17 022)	
c) release (in respect of)	(165 152)	(40 861)
- release of provisions	(145 238)	(37 752)
- reclassifications	(10 768)	(2 144)
- other	(9 146)	(965)
Closing balance	**432 972**	**299 411**

Note 25

SUBORDINATED DEBT					
1.	2.		3.	4.	5.
Name	Loan value		Interest	Maturity	Balance
	currency	PLN '000			

MOVEMENTS IN SUBORDINATED DEBT	2001	2000
opening balance		
a) increases (in respect of)		
b) decreases (in respect of)		
Closing balance	-	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 26

MOVEMENTS IN EQUITY OF MINORITY SHAREHOLDERS	2001	2000
Opening balance		
a) increases		
b) decreases		
Closing balance	-	-

Note 27

CAPITAL RESERVE FROM CONSOLIDATION	2001	2000
a) capital reserve from consolidation - subsidiary undertakings		-
b) capital reserve from consolidation - associated undertakings		2 513
Total capital reserve from consolidation	-	2 513

MOVEMENTS IN CAPITAL RESERVE FROM CONSOLIDATION - SUBSIDIARY UNDERTAKINGS	2001	2000
a) opening balance - gross		
b) increases		
c) decreases		
d) closing balance - gross		
e) charges to capital reserve from consolidation at the beginning of the year		
f) charges to capital reserve from consolidation for the period		
g) charges to capital reserve from consolidation at the end of the year		
h) closing balance - net	-	-

MOVEMENTS IN CAPITAL RESERVE FROM CONSOLIDATION - ASSOCIATED UNDERTAKINGS	2001	2000
a) opening balance - gross	15 399	15 399
b) increases	-	-
c) decreases	-	-
d) closing balance - gross	15 399	15 399
e) charges to capital reserve from consolidation at the beginning of the year	12 886	11 880
f) charges to capital reserve from consolidation for the period	2 513	1 006
g) charges to capital reserve from consolidation at the end of the year	15 399	12 886
h) closing balance - net	-	2 513

Calculation of capital reserve from consolidation

The method of calculation of capital reserve is presented in introduction point 9.

Calculation of capital reserve from consolidation as at 31 December 2001

	Mitteleuropäische Handelsbank A.G. (Germany)	**Bank Handlowy International S.A. (Luxembourg)**	**Grupa Kapitalowa Centro Internationale Handelsbank A.G. (Austria)**	**Total**
Capital reserve from consolidation as at 31 December 1993	5,050	1,070	4,251	10,371
Capital reserve from consolidation as at 30 June 1998 in respect of purchase of additional shares	-	-	5,028	5,028
Charges to capital reserve made in 1994 - 2001	(5,050)	(1,070)	(9,279)	(15,399)
Capital reserve from consolidation as at 31 December 2001	-	-	-	-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Calculation of capital reserve from consolidation as at 31 December 2000

	Mitteleuropäische Handelsbank A.G. (Germany)	Bank Handlowy International S.A. (Luxembourg)	Centro Internationale Handelsbank A.G. Group (Austria)	Total
Capital reserve from consolidation as at 31 December 1993	5,050	1,070	4,251	10,371
Capital reserve from consolidation as at 30 June 1998 in respect of purchase of additional shares	-	-	5,028	5,028
Charges to capital reserve in the period 1994 - 1999	(5,050)	(1,070)	(6,766)	(12,886)
Capital reserve from consolidation as at 31 December 2000	-	-	**2,513**	**2,513**

Note 28

SHARE CAPITAL					Nominal value per share = PLN 4.00		
Series/ issue	Type of shares	Type of preference	Number of shares	Value of series/issue	Way of payment	Date of registration	Eligibility for dividend
A	bearers shares	ordinary shares	65 000 000	260 000	paid in	27.03.97	01.01.97
B	bearers shares	ordinary shares	1 120 000	4 480	paid in	27.10.98	01.01.97
B	bearers shares	ordinary shares	1 557 500	6 230	paid in	25.06.99	01.01.97
B	bearers shares	ordinary shares	2 240 000	8 960	paid in	16.11.99	01.01.97
C	bearers shares	ordinary shares	37 659 600	150 638	transfer of CPSA to Bank	28.02.01	01.01.00
Total share capital			107 577 100				
Total share capital				430 308			

Changes in authorised capital

At 31 December 2000, the authorised capital of the Bank amounted to PLN 279,670,000 divided into 69,917,500 shares with a nominal value of PLN 4 each. At 31 December 2001 the Bank's authorised capital totalled PLN 430,308,400. The increase in capital of PLN 150,638,400 resulted from the issue of 37,659,600 Series C ordinary bearer shares, each with a par value of PLN 4. This issuance was carried out in connection with the Bank's merger with Citibank (Poland) S.A. The merger took place on 28 February 2001 and was performed through the transfer to the Bank of the entire assets of CPSA as a non-cash contribution for the shares issued, which the Bank provided to the shareholders of CPSA.

By a resolution adopted at the General Shareholders' Meeting on 15 April 1997, the Bank issued 28,000,000 Special Bonds with a nominal value of PLN 4 each. As of 31 December 2001, 23,082,500 of the Special Bonds were outstanding and each of them could be converted into 1 ordinary share of B issue. After Citibank Overseas Investment Corporation, with its seat in New Castle, USA and an associated company of Citibank N.A., had procured a majority stock share of the Bank, the limitations regarding the maximum amount of bond conversions during one calendar year ceases to be binding. Conversion of the bonds into shares can be effected at the rate of one zloty of nominal value of the bond to one zloty of nominal value in shares. Therefore, in the event of conversion of all outstanding bonds, the nominal value of the authorised capital would amount to PLN 522,638,400, divided into 130,659,600 ordinary bearer shares with a nominal value of PLN 4 each. The bearers of Special Bonds, have the right to participate in dividends for periods after 1 January 1997 on the same basis as ordinary shareholders.

No preference shares are provided for in the Articles of Association.

Significant changes in the ownership structure of shares from 31 December 2000 to 31 December 2001 are as follows:
- the proportion of authorised capital represented by the shares held by Citibank Overseas Investment Corporation, USA, a subsidiary of Citibank N.A., increased from 87.83% to 91.39%,
- the proportion of authorised capital represented by the shares held by the Polish Treasury decreased from 6.88% to less than 5%.

List of shareholders

The shareholders entitled at 31 December 2001 to exercise at least 5% of the total number of votes at a General Meeting of Shareholders or holding at least 5% of the Bank's authorized capital at that date are listed in the table below.

The item "Other shareholders" represents the combined figure for all shareholders with interests entitling them to less than 5% of votes at a General Meeting.

	Value of shares (PLN thousand)	No. of shares	Percentage of shares	No. of votes at General meeting	Percentage of votes at General Meeting
Citibank Overseas Investment Corporation, USA	393, 263	98, 315, 774	91.39	98, 315, 774	91.39
Other shareholders	37, 045	9, 261, 326	8.61	9,261, 326	8.61
Total	**430 ,308**	**107, 577, 100**	**100.00**	**107,577, 100**	**100.00**

Note 29

EQUITY RESERVES	2001	2000
a) surplus capital	-	-
b) mandatory reserve	143 436	93 223
c) statutory	2 916 202	444 777
d) contribution of shareholders	-	-
e) other	-	-
Total equity reserves	**3 059 638**	**538 000**

Note 30

OTHER RESERVES (by purpose)	2001	2000
- General risk reserve	390 000	340 000
- Equity reserve for brokerage activity	-	170 000
- Equity reserves	1 615 759	1 467 241
- Special Bonds	92 330	92 330
Total other reserves	**2 098 089**	**2 069 571**

Specjalne Special Bonds

The holders of Special Bonds at 31 December 2001, are listed in the table below:

	Value of bonds (w tys. PLN)	No. of bonds	Percentage held %
Citibank Overseas Investment Corporation, USA	70,594	17,648,500	76.46
Powszechny Zakład Ubezpieczeń S.A., Warsaw	21,736	5, 434, 000	23.54
Total	**92, 330**	**23,082,500**	**100. 00**

Note 31

UNDISTRIBUTED PROFIT (NOT COVERED LOSS) OF PRIOR YEAR	2001	2000
a) undistributed profit (positive)		
b) not covered loss (negative)		
Undistributed profit or not covered loss of prior year	-	-

Note 32

The capital adequacy ratio of the Bank was calculated in accordance with regulations being in power in Poland in the reporting period based on solo financial statement and includes financial.

The capital adequacy ratio was calculated according to principles defined in resolution No 5/98 of the Banking Supervision Commission dated 2 December 1998 on the calculation of the capital adequacy ratio and percentage risk weightings for different categories of assets and off-balance sheet commitments (Official Journal of NBP No 26, position 61).

In PLN thousand

	31 December	
	2001	**2000**
Total of risk weighted assets and off-balance sheet commitments	24,715,504	17,464,853
Own funds used for calculation of capital adequacy ratio	5,243,734	2,731,132
Tier I equity	5,572,766	2,864,649
Tier II equity	169,288	170,190
Decreases of tier I and tier II equity	(498,320)	(303,707)
Capital adequacy ratio	**21.22**	**15.64**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Calculation of book value per share

	31 December	
	2000	2000
Shareholders' equity (Tier I)	**5,495,704,818.32**	**2,794,910,231.37**
Authorised capital	430,308,400.00	279,670,000.00
Equity reserves	3,059,637,940.79	538,000,000.00
General reserve, in this	1,615,758,477.53	1,637,240,231.37
reserve for brokerage activity	-	*170,000,000.00*
General risk reserve	390,000,000.00	340,000,000.00
Other equity (Tier II)	**85,189,202.91**	**87,110,281.45**
Revaluation reserve	76,958,202.91	77,860,281.45
FX differences from consolidation	8,231,000.00	9,250,000.00
Net profit	**163,286,000.16**	**182,336,297.06**
Book value without Special Bonds (in PLN)	**5,744,180,021.39**	**3,064,356,809.88**
Number of shares	107,577,100	69,917,500
Net book value per share (in PLN)	**53.40**	**43.83**
Other funds		
Other funds (Special Bonds)	92,330,000.00	92,330,000.00
Book value including Special Bonds (in PLN)	**5,836,510,021.39**	**3,156,686,809.88**
assumed number of shares*	130,659,600	93,000,000
Diluted book value per share (in PLN)*	**44.67**	**33.94**

*/ Assumed number of shares includes, in addition to ordinary shares, Special Bonds. Special Bonds have the right to participate in dividends on the same basis as ordinary shares.

Note 33

OFF-BALANCE SHEET COMMITMENTS GUARANTEES AND	**2001**	**2000**
Guarantees and assets pledged in favour of:	2 737 791	2 527 225
a) subsidiary undertakings	6 623	290 024
b) associated undertakings	83 520	98 723
c) parent undertaking	-	-
d) other undertakings	2 647 648	2 138 478
Confirmed export letters of credit	63 155	115 360
Total guarantees and assets pledged as collateral security	**2 800 946**	**2 642 585**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

NOTES ON THE CONSOLIDATED PROFIT AND LOSS STATEMENT

Note 34

INTEREST INCOME	2001	2000
1. Interest income from financial sector	358 863	260 658
2. Interest income from loans	2 033 390	1 481 555
3. Interest income from securities	241 348	253 522
a) fixed income securities	241 348	253 522
b) non-fixed income securities variable-yield	-	-
4. Other	47 250	65 808
Total interest income	**2 680 851**	**2 061 543**

Note 35

INTEREST EXPENSE	2001	2000
1. Interest expense from transactions with financial sector	455 654	417 793
2. Interest expense on customer deposits	1 495 053	983 961
3. Other	2 213	1 445
Total interest expense	**1 952 920**	**1 403 199**

Note 36

FEE AND COMMISSION INCOME	2001	2000
1. Fee and commissions income from banking operations	523 617	327 077
2. Fee and commission income from brokerage activities	28 013	39 627
Total fee and commissions income	**551 630**	**366 704**

Note 37

INCOME FROM SHARES AND OTHER SECURITIES	2001	2000
1. Income from investments in subsidiary undertakings	2 962	828
2. Income from investments in associated undertakings	8 218	4 452
3. Income from investments in other undertakings	-	78
Total income from shares and other securities	**11 180**	**5 358**

In 2001, income from equities, other securities and other property rights included PLN 2,912 thousand representing a gain from the liquidation of subsidiary undertaking Handlowy Finance B.V. and PLN 8,213 thousand in dividends on equity interests in associated undertakings.

Note 38

NET (LOSS)/PROFIT ON FINANCIAL OPERATIONS	2001	2000
1. Profit / (loss) on financial transactions	37 732	(15 345)
a) Income from securities	113 058	149 570
b) Expense relating to transactions in securities	75 326	164 915
2. Profit / loss on other financial operations	(20 421)	13 893
Net (loss)/profit on financial operations	**17 311**	**(1 452)**

In 2000, net gains on securities trading included a loss of PLN 35,836 thousand on the disposal of debt securities. As a result of this transaction the Bank released a valuation provision of PLN 56,749 thousand established against these securities in previous years. The release of this provision is disclosed under release of valuation allowances against financial fixed assets (see Note 43).

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 39

OTHER OPERATING INCOME	2001	2000
a) professional asset management services		-
b) sale or liquidation of fixed assets and assets for sale	17 600	35 878
c) recovered loss receivables	3 165	319
d) received compensation, fines, etc.	382	11 781
e) received donations		-
f) other (in respect of)	60 221	33 274
- refund of BGF expense	6 079	4 009
- by-income	7 754	7 911
- sale of goods and services	11 286	9 844
- release of specific debt provisions	3 044	39
- release of restructuring provision	10 194	
- income from rental services and other income	21 864	11 471
Other operating income	**81 368**	**81 252**

In 2001, income from the sale or liquidation of fixed assets, acquired assets held for resale and intangible assets included a total of PLN 15,454 thousand representing proceeds from the sales of real property. The expense associated with the properties sold amounted to PLN 6,830 thousand and is included in Note 37. The net gain on these sales amounted to PLN 8,624 thousand.
In 2001, due to changes in plans on the use and disposal of real property, the item other operating income included PLN 10,194 thousand in income from release of a portion of the provision against restructuring expenses, established in 2000.

In 2000, income from the sale or liquidation of fixed assets, acquired assets held for resale and intangible assets included a total of PLN 35,035 thousand representing proceeds from the sale of real property. The expense associated with the property sold stood at PLN 21,575 thousand and is included in Note 37. Damages, fines and financial penalties received include PLN 9,817 thousand in damages relating to capital investments, received under an arrangement concluded by the Bank.

Note 40

OTHER OPERATING EXPENSES	2001	2000
a) professional asset management services	-	-
b) sale or liquidation of fixed assets and assets for sale *	10 706	22 919
c) write-offs of receivables	63	206
d) paid compensation, fines, etc.	537	719
e) donations made	5 010	5 800
f) unscheduled depreciation charges		202
g) other (in respect of)	74 554	30 142
- non-operating expenses	3 628	7 220
- vindication of receivables	1 070	5 028
- special provision on sundry debtors	1 972	2 977
- provisions on restructuring sale of fixed assets**		12 431
- depreciation of goodwill	60 371	
- other expenses	7 513	2 486
Total other operating expenses	**90 870**	**59 988**

*/ Expense incurred in the sale or liquidation of fixed assets and acquired assets held for resale also includes expenses incurred on the sale of intangible assets.
**/ See Note 23.

In 2001 a depreciation charge of PLN 60,371 thousand against the goodwill arising on the merger of the Bank and CPSA has been included in other operating expense.

in thousand zloty TRANSLATION

Note 41

GENERAL EXPENSES	2001	2000
1. Salaries	394 307	320 274
2. Employee benefits	93 697	71 967
3. Material costs	530 180	266 032
4. Taxes and levies	5 593	8 781
5. Bank Guarantee Fund charges	16 168	39 603
6. Other (in respect of)	25 000	110 178
- provision for retirement and jubilee bonuses*	25 000	
- provisions on restructuring costs - personnel**		92 209
- provisions on restructuring costs - other**		17 969
Total general expenses	**1 064 945**	**816 835**

*/ In 2001 other general expense included PLN 25,000 thousand representing the provision against retirement pay and seniority bonuses. Under the Bank's remuneration system. staff members employed have the right to retirement pay and seniority bonus in proportion to the number of years in employment at the Bank or all years in employment (for those taking up employment prior to 1997). In previous years, these retirement payments and bonuses were recognised as expenses upon disbursement, without any provisioning for future disbursements. The Management Board of the Bank considered as more appropriate accruing for future payments and decided on the change in accounting principles in this respect starting from current accounting year.

In 2000, the Bank's contribution and payments to the Bank Guarantee Fund included PLN 18,529 thousand in an additional payment to the Fund performed in connection with the failure of Bank Staropolski S.A.

**/ See Note 22.

Note 42

CHARGES TO PROVISIONS AND REVALUATION	2001	2000
1. Charges to provisions for:	932 968	630 504
- normal loans	1 459	219
- watch loans	-	-
- irregular loans	666 181	540 163
- subordinated loans		
- off-balance sheet commitments	215 150	43 118
- general risk fund	50 000	40 000
- other	178	7 004
2. Revaluation:	68 406	63 160
- diminution in value of financial assets	68 406	63 160
Total charges to provisions and revaluation	**1 001 374**	**693 664**

In 2001 a significant proportion of additional provisions against irregular receivables and contingent liabilities was made in relation to exposures to customers in the car and steel industries, and one customer in the transportation industry.

In 2001, charges to provisions for diminution in value of financial assets included the provisions against equity investments in subsidiary undertakings, including, Towarzystwo Funduszy Inwestycyjnych BH S.A. (PLN 6,361 thousand), Handlowy Zarządzanie Aktywami S.A. (PLN 651 thousand), Polskie Pracownicze Towarzystwo Emerytalne Diament S.A. (PLN 928 thousand); in associated undertakings, including Pia Piasecki S.A. (PLN 10,440 thousand), Mostostal Zabrze Holding S.A. (PLN 33,500 thousand), Hortex Holding S.A. (PLN 14,956 thousand), and Zakłady Odzieżowe Bytom S.A. (PLN 772 thousand).

Depreciation of financial assets in 2000 included provisions for investments in: Bank Rozwoju Cukrownictwa S.A. for PLN 18,263 thousand, Towarzystwo Funduszy Inwestycyjnych BH S.A. for PLN 13,909 thousand, Handlowy Leasing S.A. for PLN 3,109 thousand, Polska Giełda Finansowa S.A. for PLN 750 thousand, Obsługa Funduszy Inwestycyjnych Sp. z o.o. for PLN 2,034 thousand and minority interest investments for PLN 14,996 thousand.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 43

RELEASE OF PROVISIONS AND DECREASE IN RESPECT OF REVALUATION	2001	2000
1 Release of provisions for:	559 628	253 371
- normal receivables *	22 053	6 350
- watch receivables		-
- irregular receivables	381 487	201 545
- subordinated loans	10 845	7 525
- off-balance sheet commitments	145 238	37 752
- other	5	199
2. Decrease in respect of revaluation:	11 454	74 440
- financial assets	11 454	74 440
- other	-	-
Total release of provisions and decrease in respect of revaluation	571 082	**327 811**

*/ Charges to provisions against claims classified satisfactory also include charges against claims classified special mention. The Bank's accounting records do not allow for the separate reporting of these figures.

In 2001, the Bank released the majority of specific provisions established at CPSA prior to the merger with the Bank for normal and watch receivables. Pursuant to Resolution No. 8/1999 of the Commission for Banking Supervision on procedures for provisioning against the risk of banking operations dated 22 December 1999 (Official Journal of NBP No. 26/99, item 43), effecting from 30 March 2000, the Bank does not establish provisions against such loans where the required level of such provisions does not exceed 25% of the balance of general risk provision.

Note 44

EXTRAORDINARY GAINS	2001	2000
a) contingent	-	20
b) sale of investments in subsidiary undertakings	-	-
c) sale of investments in associated undertakings	14 226	-
d) other	13	-
Total extraordinary gains	**14 239**	**20**

The total amount of extraordinary gains include PLN 12.039 thousand representing a result on partial sale of shares in associated undertaking of Mitteleuropaische Handelsbank A.G. of book value amounting to PLN 29.735 thousand (including FX gains on structural positions) and PLN 2.187 thousand representing a result on sale of all shares held in associated undertaking of Centro Internationale Handelsbank AG of book value amounting to PLN 81.063 thousand (including FX gains on structural positions, un-amortised equity reserve from consolidation and previously created provisions).

Note 45

EXTRAORDINARY LOSSES	2001	2000
a) contingent		1
b) sale of investments in subsidiary undertakings		-
c) sale of investments in associated undertakings		-
d) other		-
Total extraordinary losses		**1**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 46

CORPORATE INCOME TAX	2001	2000
1. Gross profit / (loss) before taxation	386 452	196 744
2. Consolidation adjustments	38 622	(88 721)
3. Permanent differences between gross profit / (loss) before taxation and taxable income	93 734	(58 894)
4. Temporary differences between gross profit / (loss) before taxation and taxable income	232 685	127 741
5. Other differences between gross profit / (loss) before taxation and taxable income, of which:	-	-
- losses from previous years		
6. Taxable income	685 546	354 312
7. Corporate income tax at the rate 30% in 2000 and 28% in 2001	191 953	106 294
8. Deductions and decreases	(2 761)	(919)
9. Corporate income tax payable	189 192	105 375
10. Provision for corporate income tax	-	-
- opening balance	-	-
- increase		
- decrease		
- closing balance	-	-
11. Interperiod settlements in respect of deferred corporate income tax	-	-
- opening balance	267 032	142 063
- increase	194 858	104 181
- decrease	(189 963)	(77 885)
- closing balance	271 927	168 359
12. Corporate income tax commensurate with gross profit	**180 890**	**79 078**
13. Corporate income tax presented in the profit and loss account (including tax paid on the shares in legal entities)	**187 646**	**80 754**

In this corporate income tax of DM BH

CORPORATE INCOME TAX	2001	2000
1. Gross profit	11 297	-
2. Permanent differences between gross profit / (loss) before taxation and taxable income	1 068	-
3. Temporary differences between gross profit / (loss) before taxation and taxable income	(196)	-
4. Taxable income	12 169	-
5. Corporate income tax at the rate 28% in 2001	3 407	-

In 2001, following an analysis of interim timing differences which focussed on the expected time of their realisation for tax purposes, the Bank differentiated the tax rate adopted for deferred tax computations. A 22% tax rate was adopted for those specific income tax provisions whose realisation time was found to be the most distant; and with regard to the remaining items of interim timing differences, a 28% rate was adopted, being the corporate tax rate for 2002. The change in rates applied resulted in an increase in the deferred tax charge in 2001 by PLN 60,312 thousand.

1. Deductions from taxable income under capital allowance

In 2001, the Bank did not charge capital allowances, since the regulations authorising the Bank to do so ceased to apply.
In 2000, the Bank applied the "investment premium" to which it was entitled, constituting 50% of the capital expenditure covered by its capital allowance in 1999, and deducted PLN 15.693 thousand from taxable income accordingly.

2. Donations

In 2001, the Bank made tax deductible donations of PLN 4,560 thousand (at 31 December 2000: PLN 5,687 thousand).

3. Deductions from tax

Deductions from tax were made with respect to the tax paid on dividends received amounting to PLN 2,761 thousand at 31 December 2001 (in 2000, these deductions came to PLN 919 thousand).

4. Future income tax liability – calculation of deferred tax liability on temporary differences:

in PLN thousand

	12 months to December 31	
	2001	**2000**
Accrued interest receivable	92.120	409.974
Capital expenditure to be expensed via depreciation	156.114	113.330
Unrealised discount on securities	31.280	9.975
Unrealised gains on revaluation of financial instruments	3.348.276	606.170
Prepaid expense	-	-
Other	2.028	726
Total taxable income	3.629.818	1.140.175
x 28%	1.016.349	319.249

5. Future income tax benefit – calculation of deferred tax asset on temporary differences:

in PLN thousand

	12 months to December 31	
	2001	**2000**
Interest received in advance	81.461	79.855
Unrealised FX losses	-	76.819
Accrued interest payable	129.757	476.569
Unrealised expense on revaluation of financial instruments	3.168.044	436.257
Unrealised expense on revaluation of securities	(2.489)	2.125
Provision against personnel expense and general expense	121.316	186.595
Capitalised interest	24.847	14.004
Interest payable on financial instruments	279.508	
Other	8.745	8.931
Total taxable income	3.811.189	1.281.155
x 28%	1.067.133	358.723
Provisions not recognised as tax-deductible expense, to be included in tax expense in future	1.005.197	460.303
x 28%		128.885
x 22%	221.143	

The net deferred tax asset at 31 December 2001 amounting to PLN 271,927 thousand (net) has been disclosed as a future tax asset and PLN 4,895 thousand from this amount reduced 2001 tax charge.

Deferred tax of DM BH

As of 31 December 2001 a negative temporary difference in deferred tax was recognised. That is why, following accounting principles adopted in the entity, a provision for deferred tax was not recognised in its accounts.
As a result calculation of deferred tax presented above remained unchanged.

6. Effect of change in tax rates on income tax payable

The statutory rate of corporate income tax stood at 28% in 2001 and 30% in 2000. Had the 28% rate been applied to 2000, the tax payable at the end of 2000 would have been lower by PLN 7,086 thousand .

7. Income tax payable on extraordinary items

No extraordinary items were taken to earnings in 2001.
In 2000, income tax payable was PLN 6 thousand higher due to the surplus of taxable extraordinary gains over losses recognised as tax-deductible expense.

Note 47

OTHER OBLIGATORY CHARGES REDUCING PROFIT (INCREASING LOSS)	2001	2000
Other obligatory charges reducing profit (increasing loss), of which:		
Total other obligatory charges to profit (loss)		-

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Note 48

NET PROFIT (LOSS)	2001	2000
a) net profit (loss) of a parent entity	163 636	204 711
b) net profit (loss) of subsidiary entities	(3 977)	41 063
c) net profit (loss) of associated entities	(44 363)	(10 775)
d) consolidation adjustments	47 990	(52 663)
Net profit (loss)	**163 286**	**182 336**

Share of particular segments of activity of the Group in consolidated net result

Segments of activity	12 months ended 31 December			
	2001	Share in %	2000	Share in %
Banking abd brokerage activity	198,806	121.8	120,721	66.2
Investment activity	8,843	5.4	77,121	42.3
Insurance activity	(44,363)	(27.2)	(15,506)	(8.5)
Consolidated net profit	163,286	100.0	182,336	100.0

Note 49

Data for the calculation of profit per share

	12 months ended 31 December	
	2001	2000
Net profit / (loss) (in PLN)	**163,286,000.16**	**182,336,297.06**
Weighted average number of ordinary shares *	107,577,100	69,917,500
Net profit / (loss) per ordinary share (in PLN) *	**1.52**	**2.61**
Weighted average assumed number of ordinary shares **	130,659,600	93,000,000
Diluted profit / (loss) per ordinary share (in PLN) **	**1.25**	**1.96**

* This figure includes the weighted average number of ordinary shares held by the shareholders of the Bank in the year. The weighting reflects the duration (whole or part of reporting year) in which the shares had the right to participate in profits. Simultaneously, Special Bonds, which are not included in the ratio, had the right to participate in profits in the year.

** The weighted average assumed number of ordinary shares includes all rights to participate in profits i.e. weighted average number of ordinary shares and weighted average number of Special Bonds. Special Bonds have the right to participate in dividends on the same basis as ordinary shares.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

ADDITIONAL NOTES TO CONSOLIDATED CASH FLOW STATEMENT

Analysis of cash and equivalents shown in the cash flow statement

	12 months ended December 31	
Structure of cash and equivalents	**2001**	**2000**
beginning of reporting period:	**834 342**	**706 265**
- vault cash	245 280	269 169
- nostro account, central bank	454 036	365 739
- current balances at other banks (nostro balances, vostro overdrafts)	127 468	65 276
- funds held by Bank Brokerage House at Stock Exchange Guarantee Fund	7 558	6 081
end of reporting period:	**2 726 426**	**806 809**
- vault cash	295 691	245 280
- nostro account, central bank	2 026 751	454 036
- current balances at other banks (nostro balances, vostro overdrafts)	403 984	99 935
- funds held by Bank Brokerage House at Stock Exchange Guarantee Fund	-	7 558

Division of the Bank's activities into operating, investing and financing activities, as presented in the cash flow statement

Operating activities comprise the Bank's core business activities, not included in investing and financing activities.

Investing activities comprise the acquisition and disposal of tangible fixed assets, intangible assets, investments in subsidiary, associated and other undertakings, and other property rights and investment securities (including debt securities held in the investment portfolio), and also the extension and repayment of subordinated loans.

Financing activities comprise long-term financial transactions (those with a tenor of over one year) performed with other financial institutions. Inflows from financing activities indicate the Bank's sources of funds that are obtained, for example, via long-term borrowings from banks and other financial institutions (including finance loans either guaranteed or not guaranteed), and the issuance of bonds and other securities. Outflows from financing activities are connected with the Bank's settlement of long-term obligations arising from the need to repay liabilities previously undertaken (e.g., the repayment of borrowings and the redemption of securities issued), and from the performance of obligations to shareholders (dividend payouts) and expenditure on socially useful projects.

The division of activities into operating, investing and financing activities presented in the cash flow statement has no corresponding equivalent in the profit and loss account. The net operating income shown in the profit and loss account refers to the totality of the Bank's operations (excluding extraordinary items), which constitutes the aggregate effect of operating, investing and financing activities as reported in the cash flow statement.

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Reconciliation of differences between changes in certain items reported in the balance sheet and movements in those items shown in the cash flow statement

	12 months ended December 31	
	2001	**2000**
Cash flow statement		
A-II-7. Movements in other provisions	**102 110**	**50 564**
- non-cash movement related to merger of Bank and CPSA	48 473	-
- cost of sale of consolidated entities written off against provision	(17 022)	-
Balance sheet change		
X.2. Other provisions	**133 561**	**50 564**
Cash flow statement		
A-II-10. Increase/decrease in holdings of debt securities	**(431 131)**	**147 443**
- net movement in debt securities held in investment portfolio (proceeds and expenditure related to investment portfolio debt securities are reported in the investment activities section of the cash flow statement)	(190 858)	458 163
- non-cash movement related to merger of Bank and CPSA	(386 177)	-
Balance sheet change		
VIII. Debt securities	**(1 008 166)**	**605 606**
Cash flow statement		
A-II-11. Increase/decrease in claims on financial institutios	**342 570**	**(2 119 480)**
- movement in current balances (nostro accounts, vostro overdrafts) and in funds held by Bank Brokerage House a Stock Exchange Guarantee Fund, as reported in section *D. Net cash flow, total* (movement in cash and equivalents)	(296 490)	(36 137)
- differences resulting from the first full consolidation of DM BH	896	
- non-cash movement related to merger of Bank and CPSA	(1 393 588)	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	45 397	-
Balance sheet change		
III. Due from financial institutions and part V. Due drom subsidiary and associated undertakings excluded from consolidation and part VI Due from subsidiary and associated undertakings consolidated on an equity basis.	**(1 301 215)**	**(2 155 617)**
Cash flow statement		
A-II-12. Increase/decrease in claims on non-financial customers and Budget	**1 914 741**	**154 694**
- differences resulting from the first full consolidation of DM BH	(4)	
- non-cash movement related to merger of Bank and CPSA	(6 067 488)	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	4 945	-
Balance sheet change		
IV. Due from financial institutions and part V. Due drom subsidiary and associated undertakings excluded from consolidation	**(4 147 806)**	**154 694**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Cash flow statement		
A-II-14. Increase/decrease equities and other variable-income securities	(42 473)	1 175
- net movement in equities and other variable-income securities held in investment portfolio (proceeds and expenditure related to investment portfolio equities and other variable-income securities are reported in the investment activities section of the cash flow statement)	(6 926)	43 953
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	44 706	-
Balance sheet change		
XI. Investments in other undertakings *and* XII. Minority interests	(4 693)	45 128

Cash flow statement		
A-II-15. Increase/decrease in liabilities to financial institutions	(1 328 779)	833 204
- movement in liabilities arising on operations with NBP	102 997	88 028
long-term funding (tenor of over 1 year) received from financial institutions (reported in the financing activities section) and interest payable (item A-II-20), and also movement in FX differences on borrowings received in prior periods (included in item A-II-2)	(1 348 336)	(976 758)
- differences resulting from the first full consolidation of DM BH	(13 198)	
- non-cash movement related to merger of Bank and CPSA	2 050 105	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	(376)	-
Balance sheet change		
II. Due to financial institutions and part IV Due to subsidiary and associated undertakings excluded from consolidation and V. Due to subsidiary and associated undertakings consolidated on an equity basis.	(537 587)	(55 526)

Cash flow statement		
A-II-16. Change in due to customers and Budget	2 177 002	1 432 388
- differences resulting from the first full consolidation of DM BH	831	
- non-cash movement related to merger of Bank and CPSAs	4 939 891	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	(32 069)	-
Balance sheet change		
III. Due to customers and Budget and part IV. Due to subsidiary and associated undertakings excluded from consolidation and V. Due to subsidiary and associated undertakings consolidated on an equity basis	7 085 655	1 432 388

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Cash flow statement		
A-II-18. Change in securities issued	(22 797)	0
- non-cash movement related to merger of Bank and CPSA	22 792	-
Balance sheet change		
VII. Securities issued	(5)	0

Cash flow statement		
A-II-20. Change in interperiod settlements (recognized as net amount of assets and liabilities)	**(90 419)**	**153 868**
- Change in liability interperiod settlements	53 120	(149 227)
- Change in asset interperiod settlements arising from corporate income tax (within point A-II-7)	(103 568)	(26 297)
- differences resulting from the first full consolidation of DM BH	0	
- non-cash movement related to merger of Bank and CPSAs	16 754	-
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	(2 420)	-
Balance sheet change		
XVIII. Interperiod settlement	**(126 533)**	**(21 656)**

Notes to the cash flow items: "Other adjustments", "Other proceeds", "Other expenditure"

Net cash flow from operating activities

	12 months ended December 31	
Other adjustments	**2001**	**2000**
Increase/decrease in claims/liabilities arising from adjustment accounts elating to securities (discount, premium, interest) and changes not affecting cash flows	(9 862)	53 243
Increase/decrease in claims arising from interest accrued on subordinated loans and changes not affecting cash flows	(7 103)	(3 679)
Increase/decrease in liabilities arising from interest accrued on long-term borrowings from banks and financial institutions, and on subordinated debt.	14 131	29 138
Increase/decrease in other assets	(1 857 844)	(669 737)
Increase/decrease in other liabilities	1 433 376	541 060
Goodwill depreciation	60 371	-
Non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	350 321	-
Increase/decrease in provisions against subordinated loans and valuation of securities	38 220	(41 056)
Transfer of COK BH to DM BH as non-cash consideration for equity	55 950	-
Adjustment to earnings reflecting expenditure on socially useful projects	4 500	5 500
Other items relating to increases/decreases in tangible and intangible fixed assets not affecting cash flows	10 898	43 081
Other	(15)	(7 677)
Total other adjustments	**92 943**	**(50 127)**

Bank Handlowy w Warszawie SA SAB-RS 2001 in thousand zloty TRANSLATION

Net cash flow from investment activity

Other proceeds	12 months ended December 31 2001	2000
Dividends on investment portfolio equities	8 788	17 418
Repayment of subordinated loans	114 898	407 582
Interest received on subordinated loans and on NBP bonds (investing activities)	57 035	78 424
Realised FX differences on investing activities	36 151	63 125
Total other proceeds	**216 872**	**566 549**

Other expenditure	12 months ended December 31 2001	2000
Subordinated loans extended	(27 308)	(34 500)
Advance payments on assets in course of construction	(4 778)	(17 541)
Realised FX differences on investing activities	(6 331)	(3 514)
Total other expenditure	**(38 417)**	**(55 555)**

Net cash from financing activities

Other proceeds	12 months ended December 31 2001	2000
Settlement of revenues from participation in reserves of Clearing Guarantying Fund	1 409	-
Realised FX differences on financing activities	37 715	322
Total other proceeds	**39 124**	**322**

Other expenditure	12 months ended December 31 2001	2000
Repayment of interest on subordinated debt, and on long-term borrowings from banks and financial institutions	(143 001)	(119 835)
Realised FX differences on financing activities	(66)	(61 652)
Other expenditures	(37)	-
Total other expenditure	**(143 104)**	**(181 487)**

ADDITIONAL EXPLANATORY NOTES

1. Concentration of exposure

Information on concentration of credit expose in the Group is presented in the context of policy adopted by the parent entity („Bank"), which according to the provisions of the Banking Law Act is obliged to define and periodically verify receivables concentration limits for a single entity or a group of related entities and in particular sectors of economy within the system of limits imposed by the Act.

Exposure limits

The Act of 29 August 1997 - Banking Law (Official Journal No. 140, position 939) that became effective on 1 January 1998 defines maximum exposure limits for a bank. Under article 71 paragraph 1 of the Act, total exposure (including: credits, cash loans, bonds acquired and securities other than shares, bank guarantees issued, other guarantees and letters of credit as well as other accounts receivable by the bank from one or more capital and organisationally related entities which jointly take business risk), cannot be greater than 25% of a bank's equity. Equity as at 31 December 2000, for the purpose of setting concentration limits specified in the Banking Law Act, has been established in accordance with resolution No. 8/98 taken by the Banking Supervision Committee on 5 August 1998 regarding specific rules for calculating equity for bank members of banking holding or banking groups pursuant to the Banking Law Act, other bank's balance sheet items included in its supplementary funds, and the terms and procedures for the inclusion thereof, as well as the bank's balance sheet items, that are deductible for the calculation of equity (Official Journal of NBP No. 19, position 43).

The Bank seeks to limit its large exposures to particular customers. In 2001, the Bank had no exposures in excess of the statutory limit of 25%, nor did it exceed the other exposure limits included in the Banking Act. The figures for December 31, 2001, indicate that the aggregate amount of the Bank's customer exposures in excess of 10% of its capital base stood at 1,349,448 thousand zloty, equivalent to 25.7% of the capital base (at December 31, 2000, the corresponding figure was 1,921,096 thousand zloty, representing 70.3% of the capital base).

Concentration of exposure in individual industry sectors

To avoid excessive concentration of credit risk, the Bank keeps an ongoing watch over the exposure in individual industry sectors, defining the areas in which the exposure should grow and the areas whose chances for development are poor, and where the exposure should be reduced. In the case of large corporate customers and financial institutions, the divisions of the Bank responsible for its policy concerning exposures to particular sectors are those of Corporate Banking, Investment Banking and Financial Institutions, while a similar function with respect to small and medium enterprises is exercised by the Commercial Banking Division.

The Bank's policy regarding exposures to large corporate customers and financial institutions active in particular sectors is developed through an identification of target markets. A key component in this identification of markets is an assessment of sectoral risk. To this end, sectoral analyses are carried out by specialists in particular industries. Within the framework of the target markets specified, lending programmes are drawn up with documented requirements for approving the risk involved in specific kinds of business. The higher the sectoral risk, the tighter the criteria for risk approval. The assessment made of the financial condition of a given industry and its development prospects is a major element in the internal rating assigned to a customer.

In terms of small and medium enterprises, the Bank's policy on exposures consists of identifying a target market by deselecting particular industries. This involves eliminating from the target market those industries where the risk of doing business is considered too steep for the standards, which the Bank has set itself.
The Bank's policy distinguishes the following criteria as the basis for deselection:

a) industries excluded in view of their incompatibility with the character of small and medium enterprises;

b) industries excluded in view of their sensitivity to market factors and earnings volatility;

c) industries excluded in view of their declining trends in performance.

The target market is then defined as all other industries that have not received an adverse assessment. A selective approach is admissible in relation to specific industries excluded due to sensitivity and volatility factors or to downward performance trends, whereby those customers with the highest internal ratings in those industries are retained.

As there is a large differentiation between the clients representing the individual industries, the table below shows aggregated data for the Bank's exposure in 20 major industries as at 31 December 2001.

Sector of the economy	**%**
Wholesale trade excluding motor vehicles	16.6
Financial intermediary, excluding insurance and pension funds	10.4
Production of food and beverages	6.6
Construction	5.3
Generation and distribution of electricity, gas, steam and hot water	4.4
Production of basic chemicals, chemical products and artificial fibres	4.1
Post office and telecommunications	4.0
Production of metals	3.3
Production of other transportation equipment	3.0
Production of machinery and equipment, not included elsewhere	2.6
Top 10 business sectors	***60.3***
Other business activity	2.4
Road and pipeline transport	2.2
Sale, service and reparation of motor vehicles, retail sale of fuel	2.1
Production of other transportation means	2.1
Production of rubber and artificial fibres products	1.6
Production of finished goods made from non-metallic row materials	1.6
Production of finished goods made from metal, excluding machinery and equipment	1.5
Production of radio, tv and communication equipment	1.4
Production of wooden pulpe, paper and paper-made products	1.3
Production of furniture; production not included elsewhere	1.2
Top 20 business sectors	***77.7***
Other sectors	*22.3*
Total Bank	***100.0***

2. Off-balance sheet commitments arising from sale/purchase contracts

Off-balance sheet commitments of the Group arising from sale/purchase contracts include transactions concluded by parent entity („Bank").

Off-balance sheet "commitments arising from sale/purchase contracts" include obligations in respect of the following operations:

in PLN thousand

	Note	**31 December 2001**
FX contracts	2.1	52,844,749
Interest rate contracts	2.1	56,549,906
Securities contracts	2.1	775,369
Deposits taken pending delivery		352,000
Placements given pending delivery		714,868
Other (underwriting)	2.2	119,260
Total commitments arising on sale/purchase contracts		**111,356,152**

2.1. Off-balance sheet financial instruments

The Bank enters, in the normal course of business, various transactions with financial derivatives for speculation purposes and to manage its own risks arising from movements in currency and interest rates. The Bank also offers these instruments to its customers.

The Bank placed deposits at other institutions to a total value of PLN 26,589 thousand as a collateral against derivatives transactions. The Bank also took collateral of PLN 4,083 thousand against derivatives transactions.

Foreign exchange contracts (including currency swaps)

	31 December 2001 PLN thousand Notional value
Spot contracts	2,883,151
Forward contracts	44,668,669
Options – purchased	2,486,432
Options – sold	2,806,497
Total foreign exchange contracts	**52,844,749**

Foreign exchange contracts are agreements to exchange specific amounts of currencies at specified rate of exchange, at a spot date (where the settlement occurs usually two days after the trade date) or a forward date (where the settlement occurs later than at a spot date). Foreign currency swaps are combinations of spot and forward foreign exchange contracts whereby a specific amount of currency is exchanged at a spot rate at a spot date and the agreed amount of currency is exchanged back at a forward rate and date.

The notional value of foreign exchange contracts expresses the amount of foreign currency purchased or sold under the contracts and does not represent the actual market or credit risk associated with these contracts. The Bank limits its exposure to market risk by closing its open positions and by establishing and monitoring limits on opened positions. The Bank manages credit risk by dealing only with approved counter-parties under specific credit limits. Foreign exchange contracts are used for closing daily open foreign currency positions and for trading purposes. Foreign currency swaps are used for managing the Bank's liquidity and position on nostro accounts.

Currency option contracts grant the buyer the right, but not obligation, to purchase or sell at a specified price a stated number of units of an underlying currency, at a future date. Market risk arises from changes in currency rates and is managed by the Bank by monitoring limits on unmatched positions. The bank manages credit risk by dealing only with approved counter-parties under specific credit limits. Currency options are used only for trading purposes at present.

Interest rate contracts

	31 December 2001 PLN thousand Notional value
Forward rate agreements:	
Forward rate agreements purchased:	11,360,000
Forward rate agreements sold:	10,405,000
Interest rate options:	
Interest rate options purchased	1,019,511
Interest rate options sold	1,019,511
Interest rate swaps:	
<u>Receive floating pay fixed</u>	
Interest rate swap	
(maturing within 1 year)	4,190,720
(maturing within 2 years)	5,027,273
(maturing within 3 years)	2,362,686
(maturing within 5 years)	15,271,274
Maturing after 5 years)	827,174
Interest rate cross currency swaps	
(maturing within 1 year)	1,017,914
(maturing within 2 years)	332,602
(maturing within 3 years)	1,392,460
(maturing within 5 years)	1,327,034
(maturing after 5 years)	205,500
Receive floating pay floating	
Interest rate cross currency swap	
(maturing within 1 year)	308,405
(maturing within 2 years)	120,000

(maturing within 3 years)	88,995
(maturing within 5 years)	44,645
Receive fixed pay fixed	
Interest rate cross currency swap	
(maturing within 2 years)	31,794
(maturing within 3 years)	15,708
(maturing within 5 years)	181,700
Total interest rate contracts	**56,549,906**

Forward rate agreements ("FRA") are agreements whereby the Bank agrees to either pay or receive on the value date the difference between an agreed upon fixed rate and floating reference rate, calculated on a notional amount of principal for a specified future period. The buyer of a FRA is obliged to pay on the value date a fixed rate and the seller is obliged to pay the floating reference rate. On the value date, only the actual difference between the agreed fixed rate and the floating reference rate is paid.

Forward Rate Agreements used by the Bank are standardised contracts denominated in PLN traded on the interbank market. Market risk arising from changes in interest rates is limited by entering into matching positions and by establishing limits on maximum losses.

Interest rate swaps are agreements with counter-parties to exchange periodic fixed and floating rate interest payment obligations calculated on a notional principal amount. The notional amount is the amount upon which interest rates are applied to determine the payment streams under interest rate swap. Such notional amounts are used to express the volume of these transactions but rarely are actually exchanged between counter-parties.

Market risk arises from changes in interest rates and is limited by entering into matching positions. Credit risk is managed through credit limits for individual counter-parties.

Securities contracts:

	31 December 2001 PLN thousand Notional value
Securities options – purchased	21,132
Securities options – sold	21,131
Purchased securities pending delivery	553,189
Sold securities pending delivery	179,917
	775,369
Total securities contracts	

2.2. Issues underwritten by the Bank

As at 31 December 2001 underwriting commitments of the Group in respect of issue of securities by other issuers include agreements concluded by the parent entity („Bank"). The underwriting agreements entered into by the Bank, in force as at 31 December 2001, are shown in the table below:

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 31 December 2000 (in PLN thousand)
Carcade Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	37,500	-
Elektrim Kable S.A. – Ożarów Mazowiecki	Readiness to take over bills	17.08.2000-17.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	14,360
Handlowy – Leasing SA – Warszawa	Guaranteed	18.01.2001-18.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	16,970
Polski Koncern Naftowy Orlen SA – Płock	Readiness to take over bonds	06.07.2001-06.07.2006	discount or f/x gains, commission	Bonds	on secondary market, private placement,	50,000	39,590
Pia Piasecki S.A. –Kielce	Readiness to take over bills	03.01.2001-03.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	-
Pol Am Pack S.A. – Brzesko	Readiness to take over bills	28.09.1999-29.03.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	26,690
Techmex S.A. – Bielsko Biała	Readiness to take over bonds	29.08.2001-31.07.2002	discount or f/x gains	Bonds	on secondary market, private placement,	35,000	-
Węglokoks S.A. – Katowice	Agency	23.01.2000-23.01.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	130,000	-
Urtica Finanse S.A. – Wrocław	Issue of bonds	26.10.2001-25.10.2002	Commission	Coupon bond	private placement,	10,000	1,650
Miasto Gdańsk	Agency	31.10.1996-26.06.2003	Interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	**119,260**

3. Off-balance sheet commitments

Off-balance sheet commitments of the Group mainly include commitments granted and received by parent entity („Bank").

	In PLN thousand 31 December 2001
3.1. Off-balance sheet commitments granted, in this:	**9,765,095**
Letters of credit	248,029
Guarantees	2,737,791
Credit lines granted	6,779,275

Letters of credit are as follows:

	In PLN thousand 31 December 2001
Letters of credit, in this:	
Opened import letters of credit	184,874
Accepted export letters of credit	63,155

Guarantees issued include loan repayment guarantees, other repayment guarantees, advance repayment guarantees, performance bonds, tender bonds and bills of exchange.

The Bank makes specific provisions in compliance with regulation 8/1999 of the Banking Supervision Commission dated 22 December 1999 on the principles of creating provisions for the risks related to the operations of banks (Official Journal of the NBP No. 26, position 43). As at 31 December 2001, the specific provisions for off-balance sheet commitments amounted to PLN 125,913 thousand.

3.2. Off-balance sheet commitments to subsidiary and associated undertakings as at 31 December 2001 are as follows:

Off-balance sheet commitments to subsidiary and associated undertakings fully consolidated as at 31 December 2001.

in PLN thousand

	Subsidiary	Associated	Total
Off-balance sheet commitments, in this:			
Letters of credit	-	-	-
Guarantees granted	5,000	-	5,000
Credit lines granted	50,000	-	50,000

Off-balance sheet commitments to subsidiary and associated undertakings included in the consolidation on an equity basis as at 31 December 2001.

in PLN thousand

	Subsidiary	Associated	Total
Off-balance sheet commitments, in this:			
Letters of credit	-	-	-
Guarantees granted	-	771	771
Credit lines granted	-	-	-

Off-balance sheet commitments to subsidiary and associated undertakings excluded from the consolidation as 31 December 2001.

in PLN thousand

	Subsidiary	Associated	Total
Off-balance sheet commitments, in this:			
Letters of credit	5,985	412	6,397
Guarantees granted	1,623	82,749	84,372
Credit lines granted	68,656	35,652	104,308
Underwriting agreements	20,000	-	20,000

As at 31 December 2001 specific provisions for off-balance sheet commitments granted to subsidiary and associated undertakings excluded from the consolidation amounted to PLN 11,864 thousand.

3.3. Contingent liabilities received

As at 31 December 2001 total contingent liabilities received amounted to PLN 1,120,926 thousand and related to guarantee contingencies. As at 31 December 2001 the Bank did not report any contingent liabilities received from entities constituting the Group.

4. Amounts due to State budget or local authorities

As at 31 December 2001, the Bank had no amounts due to the State budget or local authorities, arising from the acquisition of ownership of buildings and structures.

5. Failure to carry on activity

In 2001, the Bank made a legal separation of its brokerage business. On 1 April 2001 the brokerage business of COK BH, an organisationally separate establishment of the Bank, was transferred as a non-cash consideration, for shares in Dom Maklerski Banku Handlowego SA, a wholly-owned subsidiary of the Bank. The accounts of the latter undertaking at 31 December 2001 will be incorporated in the Bank's consolidated accounts at December 31, 2001, by the full consolidation method (see Introduction, section 3). The Bank does not envisage the termination of any business segment in 2002.

6. Expense relating to projects in progress, fixed assets and development costs

In 2001, the Bank incurred additional expense of PLN 4,352 thousand for the purchase of the Flexcube software employed at the Bank, an item included in intangible assets. This expense included salaries, social insurance and other benefits for Bank staff employed in implementing the Flexcube IT system.

7. Capital expenditures

Capital expenditures for investments in the Group held at 31 December 2001 amounted to PLN 76,633 thousand. In 2002 capital expenditures in the Group are planned in the amount of PLN 138,391 thousand.

Both investments in progress and planned investments are related mainly for refurbishment and furnishing the buildings.

8. Transactions with related parties

8.1. The Bank did not enter into any material transactions, i.e. transfer of rights and obligations (whether for consideration or otherwise) with:

- members of the Board and the supervisory bodies of the Bank;
- spouses, immediate relatives by blood or marriage up to the second degree of kinship or affinity, of members of the Board and the supervisory bodies of the Bank,

8.2. Transactions with shareholders of the Bank holding at least 10% of votes at the General Shareholders' Meeting

The Shareholder of the Bank holding at least 10% of votes at the General Shareholders' Meeting is Citibank Overseas Investment Corporation ("COIC") located in New Castle, USA, being a subsidiary of Citibank N.A. As at 31 December 2001, COIC represented 91.39% of the total votes at the General Shareholders' Meeting..
COIC and other companies from Citigroup Inc. use services rendered by the Bank, in particular deposit and derivative transactions.

As at 31 December 2001, the balances of accounts receivable and payable (excluding interest) and off-balance sheet commitments towards Citigroup Inc. companies are as follows:

in PLN thousand

	31 December 2001
Receivables, including:	3,546,350
Placements	3,172,928
Liabilities, including:	748,993
Deposits	1,782
Loans received	219,795
Off-balance sheet guarantee liabilities issued	55,396
Off-balance sheet guarantee liabilities received	61,622
Derivative transactions	48,502,518

In the fourth quarter of 2001, the Bank sold its loan to OAO Gazprom, amounting to USD 33,800,000, to a related party, namely, OOO Commercial Bank "Citibank T/O", Moscow. This loan represented a sub-participation in a syndicated loan arranged by Dresdner Bank. The Bank received from Citibank T/O 100% of the value of the loan at the transaction date.

8.3. Transactions with subsidiary and associated undertakings

8.3.1. Transactions with subsidiary and associated undertakings fully consolidated as at 31 December 2001.

As at 31 December 2001 the Bank's amount payable to its subsidiary undertaking - Dom Maklerski Banku Handlowego SA – due to deposits taken and current accounts amounted to PLN 120,593 thousand. As a result of joint operations the Bank recognized in 2001 interest income amounting to PLN 135 thousand and interest expense amounting to PLN 11,017 thousand. Joint operations mentioned, income and expense were eliminated in consolidated Balance sheet, consolidated profit and loss and consolidated cash flow statement.

8.3.2. Transactions with subsidiary and associated undertakings included in the consolidation on an equity basis as at 31 December 2001 .

Amounts due from subsidiary and associated undertakings (without interest) included in the consolidation on an equity basis as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	**Associated**	**Total**
Amounts due from:			
other undertakings - in respect of:			
- subordinated loans*	159,791	-	159,791
- contributions to capital of limited liability **	45,150	-	45,150
- bonds convertible into shares	52,384	-	52,384
Total receivables	**257,325**	**-**	**257,325**
Interest and commission income	**21,348**	**4,027**	**21,352**

* Subordinated loans relate to loans granted to subsidiary entities: Handlowy Investments S.A., Handlowy Investments II S.a.r.l., Handlowy Inwestycje Sp. z o.o., to fund equity investments realised by those entities. The notional amount of the granted loans as at 31 December 2001 amounted to PLN 163,771 thousand, with provisions created for them of PLN 3,980 thousand. In the consolidated profit and loss statement, interest from these loans was eliminated (see: Note 16).

** Contributions to capital of limited liability companies relate to subsidiary entities: Handlowy Inwestycje Sp. z o.o. and Handlowy Inwestycje II Sp. z o.o., with a notional amount as at 31 December 2001 of PLN 60,146 thousand. These contributions increased the Bank's investment in these entities. Provisions created against these contributions amounted to PLN 14,996 thousand and were eliminated on consolidation.

Amounts due to subsidiary and associated undertakings (without interest) included in the consolidation on equity basis as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Associated	Total
Amounts due to:			
financial institutions - in respect of:			
- current accounts	-	164	164
- deposits taken	-	579	579
other undertakings - in respect of:			
- current accounts	15,040	-	15,040
- deposits taken	63,489	-	63,489
Total payable	**78,529**	**743**	**79,272**
Interest and commission expense	**8,968**	**296**	**9,264**

On 27 June 2001, in performance of an agreement concluded on 21 December 2000, the Bank sold part of the shares it held in a subsidiary undertaking, Mitteleuropaische Handelsbank AG, to NORD/LB Nordeutsche Landesbank Girozentrale, Hanover, with the shares concerned representing an interest of 22.80% in the authorised capital of the former company. As a result of this transaction, the Bank now holds 19.99% of the company's capital, and has reclassified this as a minority holding.

On 18 September 2001 the Bank sold its entire shareholding in an associated undertaking, Centro Internationale Handelsbank AG (Centrobank) to Raiffeisen Zentralbank Oesterreich AG (RZB, Austria), with this holding constituting 45.09% of the authorised capital of Centrobank and conferring the right to the same percentage of votes at a General Meeting of Shareholders.

On 27 December 2001 an increase was registered in the capital of an associated undertaking, PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A., with the Bank participating in that increase on equal terms with PKO BP S.A., each taking up half of an additional share issue totalling PLN 60,000 thousand. The proportion of equity held by the Bank remained unchanged, at 50% of the authorised capital.

8.3.3. Transaction with subsidiary and associated undertakings excluded from the consolidation

Amounts due from subsidiary and associated undertakings (without interest) excluded from the consolidation as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Associated	Total
Net amounts due from:			
financial institutions - in respect of:			
- current accounts	18,341	5	18,346
- loans granted	702,915	-	702,915
other undertakings - in respect of:			
- current accounts	-	8,739	8,739
- loans granted	-	92,933	92,933
- contributions to incorporated companies	12.464	1.535	13,999
Total receivables	**733,720**	**103,212**	**836,932**
Interest and commission income	**51,593**	**33,152**	**84,745**

As at 31 December 2000, provisions created for due from subsidiary and associated undertakings excluded from the consolidation equalled PLN 8,784 thousand.

Amounts due to subsidiary and associated undertakings (without interest) excluded from the consolidation as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Associated	Total
Due to:			
financial institutions - in respect of:			
- current accounts	5,651	208	5,859
- deposits received	70,631	-	70,631
other undertakings - in respect of:			
- current accounts	7,247	6,252	13,499
- deposits received	-	59,299	59,299
Total receivables	**83,529**	**65,759**	**149,288**
Interest and commission income	**6,538**	**6,663**	**13,201**

On 13 February 2001, the Bank acquired from the National Bank of Poland (NBP) 34,549 shares, each with a par value of LUF 10,000, in Bank Handlowy International S.A., Luxembourg ("BHI"), representing an interest of 28.79% in the authorised capital of BHI and conferring the right to the same percentage of votes at a General Meeting of the latter bank's shareholders. Prior to this transaction, the Bank had held an interest of 44.33% in this company's authorised capital and the same proportion of voting rights at a general meeting. This transaction increased the Bank's holding in the share capital of BHI to 73.12%. Subsequently the process of winding down this undertaking has commenced and the Bank lowered the level of its investment in BHI . As a result the Bank did not consolidate BHI as at 31 December 2001 (see Introduction, note 9.1.1.). The full sale of BHI took place on 26 April 2002 (see point 14).

On 14 March 2001, a preliminary agreement was concluded for the sale of all of the Bank's shares in Cuprum Bank S.A., located in Lubin, amounting to 55.2% of the outstanding share capital or 50.2% of votes

at the General Shareholders' Meeting. This agreement was conditional and after meeting all conditions all shares were sold as of 26 March 2002 (see note 14).

On 18 May 2001 the Bank carried out the exchange of 400 convertible bonds, which it held, each with a par value of PLN 100.000, for shares in the company of Pia Piasecki S.A. As result of this operation, the Bank acquired 4.000.000 shares in the company at a price of PLN 10 each, which constitutes an interest of 36.52% in that company's authorised capital and confers the same percentage of votes at a General Meeting of Shareholders. Prior to converting these bonds, the Bank did not hold any shares in that company.

On 27 June 2001 the Bank subscribed in full to a share issue of PLN 6.000 thousand that increased the authorised capital of a subsidiary undertaking, Towarzystwo Funduszy Inwestycyjnych BH S.A. The proportion of equity held by the Bank remained unchanged, at 100% of the authorised capital.

On 31 October 2001 the Bank acquired shares in Hortex Holding S.A. equivalent to 14.73% of that company's authorised capital. As a result of this transaction, the Bank now holds an interest of 31.09% in the capital of that company and the same percentage of votes at a General Meeting of Shareholders. The acquisition of these shares was carried out solely for the purpose of resale.

On 30 November 2001 the Bank acquired shares in the private limited company of PPH Spomasz Sp. z o.o. representing 100% of that company's equity and entitling the Bank to 100% of votes at a General Meeting of Shareholders. The company is scheduled for wounding up.

On 30 November 2001 a capital increase of the Bank's wholly owned subsidiary Citileasing Sp. z o.o. was registered. The Bank acquired all shares of the new issue amounting to 20,000 thousand zloty. The proportion of equity held by the Bank remained unchanged, at 100% of the authorised capital.

On 3 December 2001 the Bank concluded an agreement with an associated undertaking, Mostostal Zabrze-Holding S.A., to terminate as of that date the Investment Agreement previously concluded between Mostostal Zabrze-Holding S.A. and the Bank on 27 April 2000, which had provided for the possibility of taking up that company's issue of series VI shares.

Bank Handlowy Finance B.V., a subsidiary undertaking in which the Bank held 100% of the authorised capital, was wound up as of 31 December 2001.

9. Joint undertakings excluded from the consolidation on an equity or full basis

In 2001, the Bank was not involved in joint transactions with others associated companies.

10. Employment

In 2001, average employment in the Group (defined as the Bank and all subsidiary and associated undertakings) amounted to 11,905 persons, including 3,488 blue-collar positions. Average employment in the Bank and its subsidiaries in this period amounted to 6,203 persons, including 57 blue-collar positions.

11. Remuneration, including bonuses from retained profit of the Management Board and supervisory bodies of the Bank

Remuneration for the current members of the Management Board and managing directors amounted to PLN 6,675 thousand (gross) in 2001 .

Total remuneration of the members of the Management Board for holding positions in subsidiary and associated undertakings in 2001 amounted to PLN 187 thousand.

Remuneration of the Supervisory Board of the Bank in 2001 amounted to PLN 476 thousand. Remuneration was not made for holding positions in subsidiary and associated undertakings.

12. Loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 31 December 2001 is as follows:

in PLN thousand

	Guaranties	Loans granted by the Bank*	Loans granted from the Social Fund
Employees	2,852	59,290	47,304
Member of the Management Board	519	-	-
Member of the Supervisory Board	-	-	-
Total:	**3,371**	**59,290**	**47,304**

* Loans' yield and repayment schedules are at normal market conditions.

As at 31 December 2001, the Bank had guarantee commitments granted to members of the Management amounting to PLN 2 thousand. The Bank did not have any guarantee commitments granted to members of the Management and Supervisory Boards of the Bank.

As at 31 December 2001, subsidiary and associated undertakings of the Bank did not have any guarantee commitments granted to members of the Management and Supervisory Boards of the Bank.

13. Events relating to previous years presented in the financial statements for 2001

In 2001, no significant events occurred, resulting from previous periods, which would have a material impact on the 2001 financial statements.

14. Post balance sheet events excluded from the annual financial statements for 2001

On 4 February 2002, a subscription agreement was concluded between the Bank and the European Investment Bank, whereby the Bank undertook to take up, on the primary market, bonds to a par value of PLN 300,000,000, the issue of which took place on 14 February 2002, at an issue price equivalent to 49.53% This represents a further agreement with the European Investment Bank under a PLN 3 billion bond issuance facility which the latter Bank has put in place. The bonds have a maturity of from 1 to 30 years, have been admitted for public trading, and are being issued in several tranches. By the end of 2001 two issues had been performed, to a value of PLN 200 million and PLN 300 million.

On 7 March 2002 Citibank Overseas Investment Corporation, New Castle, USA („COIC"), a subsidiary od Citibank N.A., purchased a total of 753.300 ordinary series C bearer shares of Bank Handlowy. COIC is the parent company of Bank Handlowy. COIC acquired 376,650 shares from Centaur Investment Corporation at PLN 67 per share and 376,650 shares from Foremost Investment Corporation at PLN 67 per share. Both those companies are members of Citigroup Inc.

On 26 March 2001, after fulfilment of the relevant covenants resulting from Preliminary Act of Sale of shares in Cuprum Bank S.A., Lubin the Bank sold to Dominet S.A. entire shareholding in the latter bank, representing an interest of 55.2% in its authorised capital and carrying 50.2% of voting rights at the general meeting shareholders.

On 26 April 2002, pursuant to a share sale contract, the Bank disposed off its full holding of 87,741 shares in Bank Handlowy International S.A., besed in Luxembourg ("BHI") for an amount of EUR 22,666.43. The transfer of shares took place on 6 May 2002. The shares sold represent an interest of 73.12% in the authorised capital and carry 73.12% of voting rights at the general meeting of shareholders of BHI.

On 6 May 2002 the Bank received a decision of the Banking Supervisory Commission dated 26 April 2002 on changes in the Bank's Statutes, which permitted the Bank to introduce relevant changes therein relating to an increase of authorised capital of the Bank to an amount of PLN 500,902,000. The increase is a result of the conversion by Citibank Overseas Investment Corporation ("COIC"), the parent of Bank Handlowy and a

subsidiary of Citibank N.A., of 17,648,500 Special Participating Convertible Bonds („Special Bonds") into B series shares of Bank Handlowy. All the Special Bonds held by COIC were presented for conversion on 14 March 2002.

15. Financial data and inflation

The financial data reported in these financial statements have not been adjusted for inflation. Over the twelve months ended 31 December 1999, 2000, and 2001, inflation as measured by the Consumer Price Index (December-on-December) did not exceed 20%, running at 9.8%, 8.5% and 3.6% in the respective periods concerned. The above inflation rates have been taken from the Statistical Bulletin published by the Central Statistical Office.

16. Changes in accounting policy in 2001

In the financial statements as at 31 December 2001 and for the year then ended the Bank introduced two accounting policy and management estimate changes (see: Introduction p. 9):

- for the first time ever the Bank created an accrual for retirement and jubilee bonuses for employees covered by the Collective Labour Agreement; this accrual, in the amount of PLN 25,000 thousand, directly increased the Bank's general expenses for the period,
- the Bank adopted the 22% tax rate for the measurement of the deferred tax asset on specific provisions for loan losses in place of the 28% tax rate used previously; this rate has been enacted and will come into force starting from 2004; as the Bank now assumed that the loan losses for which provisions have been created will not generally crystallize earlier for tax purposes. The new rate used increased income tax expense reported by PLN 60,312 thousand.

17. Differences between the information in the financial statements and the comparable information in the previously published financial statements.

Financial data for 2000 presented in these financial statements was not reclassified and conform to the previously published financial statements for 2000.

In the consolidated financial statements for the year ended 31 December 2001 there were changes in comparison with the previously published consolidated financial statements for four quarter of 2001 resulting from audit. As a result of these changes, the total assets increased by PLN 34,367 thousand, the net profit decreased by PLN 31,042 thousand and total off-balance sheet commitments increased by PLN 1,333,488 thousand.

18. Merger with Citibank (Poland) S.A. („CPSA")

Consolidated financial statement of the Bank for 2001 contains data of merged Bank Handlowy w Warszawie SA and Citibank (Poland) S.A.(„CPSA") (see Introduction, note 4).

19. Currency structure of assets and liabilities

The Bank's currency position as at 31 December 2001 is presented in accordance with principles stated in regulation No. 2/2000 of the Banking Supervision Commission dated 8 November 2000 on settling limits of acceptable currency risk levels for the Bank's activity (Official Journal of NBP No. 15, position 27).

The currency position for core currencies at 31 December 2000 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Position long (+) short (-)
USA	**USD**	14,842,551	12,764,705	22,864,093	24,975,642	(33.703)
European Union	**EUR**	8,535,719	8,029,594	3,608,498	3,915,730	**198.893**
Great Britain	**GBP**	486,140	589,879	116,100	13,131	(770)
Switzerland	**CHF**	1,198,555	644,112	443,794	995,571	**2.666**
Sweden	**SEK**	223,982	228,555	49,218	44,648	(3)
Denmark	**DKK**	46,329	47,733	0	1,611	**(3.015)**
Australia	**AUD**	2,854	2,592	0	1,220	**(958)**
Norway	**NOK**	7,295	6,502	0	1,811	**(1.018)**
Canada	**CAD**	94,426	94,788	0	102	**(464)**
Japan	**JPY**	69,183	34,067	18,889	54,360	**(355)**
Czech Republic	**CZK**	463,658	279,797	315,980	505,668	**(5.827)**
Hungary	**HUF**	814	664	0	0	**150**
Unconvertible currencies total		199,259	199,903	0	0	**(644)**
Total		**26,170,765**	**22,922,891**	**27,416,572**	**30,509,494**	
Total currency position						**201,709**

Currencies that are included within the EUR:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Position long (+) short (-)
Germany	**DEM**	367,610	299,922	97	0	**67,786**
European Union	**EUR**	8,019,977	7,696,045	3,608,401	3,914,629	**17,704**
Belgium	**BEF**	108,679	2,459	0	0	**106,220**
Austria	**ATS**	1,915	1,992	0	0	**(77)**
France	**FRF**	17,348	16,169	0	1,101	**78**
Italy	**ITL**	12,485	6,564	0	0	**5,921**
Netherlands	**NLG**	4,250	3,484	0	0	**766**
Spain	**ESP**	1,476	1,259	0	0	**217**
Finland	**FIM**	1,682	1,473	0	0	**209**
Ireland	**IEP**	232	200	0	0	**32**
Portugal	**PTE**	31	27	0	0	**4**
Greece	**GRD**	33	0	0	0	**33**
Total		**8,535,644**	**8,029,594**	**3,608,498**	**3,915,730**	**198,893**

In 2001, individual foreign currency positions did not exceed existing limits. At 31 December 2001 the Bank's FX risk capital amounted to PLN 2,262,381 thousand, which was greater than the Bank's capital requirement against foreign exchange risk, being PLN 15,493 thousand.

In calculating its capital requirement against foreign exchange risk, the Bank applies the standardised method, as specified in Resolution No. 2/2000 of the Commission for Banking Supervision dated 8 November 2000.

20. Sources and uses of funds

in PLN thousand

Source of funds	**31 December 2001**
Funds from banks and other financial institutions	5,030,553
Funds from customers and the State budget	17,251,922
Other external funds	4,962,132
Own funds and net profit	5,836,510
Total source of funds	**33,081,117**

in PLN thousand

Use of funds	**31 December 2000**
Bank placements	5,298,049
Amounts due from customers and the State budget	14,201,928
Securities and shares	3,005,133
Other	10,576,007
Total use of funds	**33,081,117**

Set out below are amounts due to and from customers and the State Budget as at 31 December 2001, presented by region within which the branches are grouped.

in PLN thousand

Name of region/geographic operating area by province/district	Amounts due to customers and the State budget	Amounts due from customers and the State budget
Bydgoszcz Region	796,525	1,322,575
provinces:		
kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.		
Katowice Region	1,013,666	1,052,013
provinces:		
śląskie, opolskie and districts chrzanowski, oświęcimski.		
Kraków Region	459,020	738,950
provinces:		
podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region		
Poznań Region	1,194,958	1,867,626
provinces:		
lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region		
Warszawski Region	9,359,351	7,671,271
provinces:		
mazowieckie, lubelskie, łódzkie, podlaskie.		
Wrocław Region	150,289	376,356
province:		
dolnośląskie.		
Retail Banking Sector - CITIBANK	4,278,113	1,173,137
Total	**17,251,922**	**14,201,928**

21. Income and expenses related to brokerage activity

As of 1 April 2001 the Bank no longer conducts brokerage activity through its own establishments. Brokerage activity is carried on via the Bank's wholly-owned subsidiary, Dom Maklerski Banku Handlowego S.A. The financial statements of Dom Maklerski Banku Handlowego S.A. at 31 December 2001 is incorporated in the Bank's consolidated accounts at 31 December 2001, by the full consolidation method (see Introduction, section 3).

Profit and loss statement of the entity was reclassified to conform with presentation and groupping methodology for profit and loss statement adopted by the Bank.

Income and expense of Dom Maklerski Banku Handlowego SA after reclassifications is presented as follows:

in PLN thousand

	12 months ended 31 December
	2001
Income	
Interest income	12,167
Commission income	21,941
Income from shares, other securities and other financial operations	11,093
Other operating income	1,176
Release of provisions and revaluation	5
Total income	**46,382**
Expense	
Interest expense	2,526
Commission expense	7,937
Expense from shares, other securities and other financial operations	10,110
General expenses	13,470
Depreciation of tangible and intangible fixed assets	685
Other operating expense	188
Charges to provisions and revaluation	169
Total expense	**35,085**
Profit before taxation	**11,297**
Corporate income tax	**3,452**
Net profit	**7,845**

22. Extracted financial data

Extracted financial data presented on the cover page of these annual financial statements is presented in two currencies: PLN and EUR.

Extracted items of assets and liabilities were translated at the average rate of EUR/PLN equal to 3.5219 at 31 December 2001 as published by the National Bank of Poland. Items from the profit and loss account and the annual diluted profit per ordinary share were translated at the EUR/PLN rate equal to 3.6509 which is an arithmetic average of the average EUR rates at the last day of each month of 2001 as published by the National Bank of Poland.

23. Main items of consolidated balance sheet, consolidated profit and loss account and consolidated cash flow statement without rounding

1. Consolidated balance sheet as at 31 December 2001 with assets and liabilities amounting to PLN 33,081,116,570.18;

2. Off-balance sheet commitments as at 31 December 2001 amounted to PLN 123,633,965,216.59, including off-balance liabilities granted – PLN – 9,765,094,836.60;

3. Profit and loss account for the year from 1 January 2001 to 31 December 2001 with a net profit amounting to PLN 163,286,000.16;

4. Cash flow statement for the year from 1 January 2001 to 31 December 2001 with a net cash inflow amounting to PLN 1,892,083,953.42,

Signatures of all Management Board Members

Date	Name	Position	Signature
22.05.2002	Cezary Stypułkowski	President	
22.05.2002	Shirish Apte	Vice President	
22.05.2002	Wiesław Kalinowski	Vice President	
22.05.2002	Philip King	Vice President	
22.05.2002	Witold Walkowiak	Vice President	
22.05.2002	Edward Brendan Ward	Vice President	

The Auditor's Report

TRANSLATION

AUDITOR'S REPORT
ON THE AUDIT OF
THE CONSOLIDATED FINANCIAL STATEMENTS
OF
BANK HANDLOWY W WARSZAWIE SA
FOR THE YEAR ENDED
31 DECEMBER 2001

Table of contents

1 General information

1.1 General information of the Parent Entity

1.1.1 Name of the Parent Entity

Bank Handlowy w Warszawie Spółka Akcyjna
(further: "Bank Handlowy w Warszawie SA", "Bank", "The Parent Entity")

1.1.2 Registered office of the Parent Entity

ul. Chałubińskiego 8
00-613 Warsaw

1.1.3 Commercial registration

Seat of the court:	Warsaw (Registered by the District Court for Warsaw)
Date of registration:	22 February 2001
Registration number:	KRS 000 000 1538

1.1.4 Tax Office and Provincial Statistical Office registration

NIP:	526-030-02-91
REGON:	000013037

1.2 Structure of the Capital Group

In the audited year, the structure of the Capital Group of Bank Handlowy w Warszawie SA ("The Capital Group") was as follows:

Entities included in the consolidation.

Parent Entity:

- Bank Handlowy w Warszawie SA

Subsidiary undertakings:

- Handlowy Inwestycje Sp. z o.o.
- Handlowy Inwestycje II Sp. z o.o.
- Handlowy Investments S.A.
- Handlowy Investments II S.a.r.l.
- Dom Maklerski Banku Handlowego SA

Associated undertakings:

- PKO/Handlowy PTE S.A.

Entities excluded from the consolidation.

Subsidiary undertakings:

- Citileasing Sp. z o.o.
- Bank Handlowy International S.A.
- Bank Rozwoju Cukrownictwa S.A.
- PPU Spomasz Sp. z o.o.
- Cuprum Bank S.A.
- Towarzystwo Funduszy Inwestycyjnych BH S.A.
- Handlowy Zarządzanie Aktywami S.A.
- Budowa Centrum Plac Teatralny Sp. z o.o.
- *Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A.* (1)
- Tower Service Sp. z o.o.
- *Handlowy Leasing S.A.* (2)

Associated undertakings:

- Mostostal Zabrze Holding S.A.
- Pia Piasecki S.A.
- Hortex Holding S.A.
- Elektromontaż Poznań S.A.
- *Handlowy Heller S.A.* (3)
- KP Konsorcjum Sp. z o.o.
- *ZO Bytom S.A.* (4)
- Creditreform PL Sp. z o.o.
- Obsługa Funduszy Inwestycyjnych Sp. z o.o.
- IPC JV Sp. z o.o.
- Polska Giełda Finansowa S.A.
- *NIF FUND Holdings PCC Ltd.* (5)
- *Polimex – Cekop S.A.* (6)

(1) The Bank indirectly holds 0.55% of the share capital via its subsidiary Cuprum Bank S.A. and 79.27% of the share capital directly. The Bank holds a total of 79.82% of the share capital in this entity.

(2) The Bank indirectly holds 99.99% of the share capital via its subsidiary Handlowy Inwestycje Sp. z o.o. and the remaining 0.01% directly. The Bank holds a total of 100% of the share capital in this entity.

(3) The Bank indirectly holds 25% of the share capital via Handlowy Inwestycje Sp. z o.o. and 25% of the share capital directly. The Bank holds a total of 50% of the share capital in this entity.

(4) The Bank indirectly holds 9.18% of the share capital via Handlowy Inwestycje II Sp. z o.o. and 18.46% of the share capital directly. The Bank holds a total of 27.64% of the share capital in this entity.

(5) The Bank indirectly holds 22.68% of the share capital via Handlowy Investments S.A.

(6) The Bank indirectly holds 36.64% of the share capital via Handlowy Investments S.A., 0.01% of the share capital via Elektromontaż Poznań S.A. and 0.28% via Mostostal Zabrze Holding S.A. The Bank holds a total of 36.93% of the share capital in this entity.

The subsidiary and associated entities of the Capital Group of the Bank were excluded from the consolidation on the basis of Article 56 position 2 of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591 with subsequent amendments) and Regulation No. 2/98 of the Banking Supervision Committee dated 3 June 1998 concerning the specific principles for preparing consolidated financial statements for banks (Official Journal of the NBP from 1998 No. 14, position 28).

1.3 Auditor information

KPMG Polska Audyt Sp. z o.o.
Ul. Chłodna 51, XVI Floor
00-867 Warsaw

KPMG Polska Audyt Sp. z o.o. is registered as a company authorized to audit financial statements (number 458).

1.4 Legal status

1.4.1 Share capital

Parent Entity - Bank Handlowy w Warszawie SA was founded under the notarial deed dated 13 April 1870.

The share capital of the Parent Entity as at 31 December 2001 amounted to PLN 430,308,400 divided into 107,577,100 ordinary bearer shares with a nominal value of PLN 4 each.

1.4.2 The Management Board of the Parent Entity

The Management Board of the Parent Entity as at 31 December 2001 was comprised of the following members:

President	Cezary Stypułkowski
Vice-president	Shirish Apte
Vice-president	Wiesław Kalinowski
Vice-president	Philip King
Vice-president	Witold Walkowiak
Vice-president	Edward Brendan Ward

1.5. Information on the consolidated financial statements for 2000

1.5.1. The consolidated financial statements of the Bank for the year ended 31 December 2000 were audited by KPMG Polska Audyt Sp. z o.o. in accordance with the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591 with subsequent amendments) and received an unqualified opinion.

1.5.2 The consolidated financial statements for the year ended 31 December 2000 were approved at the General Shareholders' Meeting of Bank Handlowy w Warszawie SA on 25 June 2001.

1.5.3 The consolidated financial statements of the Bank were published in the Official Journal No. B-408 on 29 August 2001.

1.6. Audit scope and responsibilities

The audit report was prepared for the Shareholders of Bank Handlowy w Warszawie SA, the Parent Entity, and relates to the consolidated financial statements, comprising:

1. introduction;
2. the consolidated balance sheet as at 31 December 2001 with total assets and liabilities of PLN 33,081,117 thousand;
3. the consolidated statement of contingencies and commitments granted as at 31 December 2001 amounting to PLN 9,765,095 thousand;
4. the consolidated profit and loss account for the year ended 31 December 2001 with a net profit amounting to PLN 163,286 thousand;
5. the consolidated statement of changes in shareholders' equity for the year ended 31 December 2001, with equity of PLN 5,836,510 thousand;

6. the consolidated cash flow statement for the year ended 31 December 2001 with an increase of cash amounting to PLN 1,892,084 thousand;

7. notes to the financial statements.

We have audited the consolidated financial statements in accordance with the contract dated 27 December 2001.

We conducted the audit in accordance with International Standards on Auditing, as issued by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591 with subsequent amendments) and the professional norms established by the Polish National Council of Certified Auditors.

According to paragraph 63 of the above-mentioned Accounting Act, these financial statements are the responsibility of the Bank's management. We have conducted an independent audit of these consolidated financial statements in order to express an opinion thereon and present this, together with a written auditors' report, to the Bank's Supervisory Board and Shareholders.

On 22 May 2002, the Management Board of the Bank submitted a representation letter as to the completeness, fairness and accuracy of the financial statements presented for audit which, amongst other things, confirmed that there were no undisclosed matters significantly influencing the information presented in the financial statements for the year ended 31 December 2001.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

KPMG Polska Audyt Sp. z o.o. is independent of the entities included in consolidation of the Capital Group of the Bank and the scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Polska Audyt Sp. z o.o.

1.7. Information on the audited financial statements of subsidiary and associated entities included in the consolidation

Name	31.12.2001 Net book value of holding PLN'000	Balance date of the financial statements included in the consolidation	Method of consolidation	Auditor
Dom Maklerski Banku Handlowego SA	-	31/12/2001	full method	KPMG Polska Audyt Sp. z o.o.
PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A. Warszawa	25,077	31/12/2001	equity method	KPMG Polska Audyt Sp. z o.o.
Handlowy Inwestycje Sp. z o.o. Warszawa	21,304	31/12/2001	equity method	KPMG Polska Audyt Sp. z o.o.
Handlowy Inwestycje II Sp. z o.o. Warszawa	16,517	31/12/2001	equity method	KPMG Polska Audyt Sp. z o.o
Handlowy Investments S.A. Luksemburg	-	31/12/2001*)	equity method	KPMG Audit Societe Civile
Handlowy Investments II S.a.r.l. Luksemburg	13,614	31/12/2001	equity method	KPMG Audit Societe Civile
Net total	**76,512**			

**) The company closed its books at 28 February 2002. For consolidation purposes, separate financial statements were prepared for the year ended 31 December 2001.*

1.7.1. As at the date of this report, auditor reports have not been issued for Handlowy Investments S.A., Handlowy Investments II S.a.r.l. and Dom Maklerski Banku Handlowego SA.

1.7.2. The auditor's reports on the financial statements of Handlowy Inwestycje Sp. z o.o. and Handlowy Inwestycje II Sp. z o.o., which were included in the consolidation, received unqualified opinions. The report on the financial statements of PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A. includes the following emphasis of matter in its unqualified auditor's opinion:

- "The Company's balance sheet as at 31 December 2001 presented accumulated losses from prior years and net loss for the current period exceeding equity reserves and one third of share capital. According to the article 397 of the Commercial Code dated 15 September 2000 (Official Journal No. 94, item 1037), the Management Board of the Company is obliged to immediately summon the General Shareholders' Meeting in order to take a resolution on further existence of the Company.
- In accordance with the decision of the Supervision Office over Pension Funds issued in the after-control notification dated 13 September 2001, the Company ceased its amortization of agent expenses over time. The remaining unamortized amount of those expenses as at 1 January 2001 was expensed in the profit and loss account in the audited period. However, the aforementioned expenses relate to revenues to be received in future periods. In order to comply with the accrual basis of accountancy, it is justified to settle those expenses over the related future periods".

2 Financial analysis of the Group

2.1 Summary of the consolidated financial statements

Detailed information relating to the consolidated balance sheet, consolidated profit and loss account and consolidated cash flow statement is included in the Bank's consolidated financial statements.

2.1.1 Balance sheet

ASSETS	31.12.2001 PLN'000	31.12.2000 PLN'000
Cash and due from NBP	2,322,443	699,315
Due from financial sector	6,283,223	4,914,049
Due from non-financial sector and the State Budget	14,100,256	9,940,585
Due from non-consolidated subsidiaries and associated undertakings	822,933	493,586
Due from subsidiaries and associated undertakings consolidated on an equity basis	-	409,654
Debt securities	2,462,497	1,454,331
Investments in non-consolidated subsidiaries and associated undertakings	353,797	155,258
Investments in subsidiaries and associated undertakings consolidated on an equity basis	76,512	365,426
Other investments	92,208	87,514
Other securities and property rights	20,119	20,119
Intangible assets	1,483,538	66,952
Tangible fixed assets	903,448	664,275
Other assets	3,860,507	1,502,056
Interperiod settlements	299,636	173,103
TOTAL ASSETS	**33,081,117**	20,946,223

LIABILITIES	31.12.2001 PLN'000	31.12.2000 PLN'000
Due to NBP	**212,486**	315,483
Due to financial sector	**4,741,318**	5,020,547
Due to non-financial sector and the State Budget	**17,100,595**	9,939,416
Due to non-consolidated subsidiaries and associated undertakings	**149,286**	172,785
Due to subsidiaries and associated undertakings consolidated on an equity basis	**79,272**	389,658
Liabilities in respect of securities subject to sale and repurchase agreements	-	-
Securities issued	-	4
Special funds and other liabilities	**3,799,629**	1,095,356
Accruals and deferred income	**729,049**	554,363
Provisions	**432,972**	299,411
Capital reserve from consolidation	-	2,513
Share capital	**430,308**	279,670
Equity reserves	**3,059,638**	538,000
Revaluation reserve	**76,958**	77,860
Other reserves	**2,098,089**	2,069,571
FX differences from consolidation	**8,231**	9,250
Net profit	**163,286**	182,336
TOTAL LIABILITIES	**33,081,117**	20,946,223

2.1.2 Off-balance sheet commitments as at 31 December 2001

	31.12.2001 PLN'000	**31.12.2000 PLN'000**
Contingent liabilities		
Liabilities granted	**9,765,095**	6,094,946
Liabilities received	**1,120,926**	728,119
Commitments resulting from sale/purchase transactions	**111,356,152**	23,166,816
Other	**1,391,792**	913,698
TOTAL	123,633,965	30,903,579

2.1.3 Consolidated profit and loss account

	01.01.2001 – 31.12.2001 PLN'000	01.01.2000 - 31.12.2000 PLN'000
Interest income	2,680,851	2,061,543
Interest expense	(1,952,920)	(1,403,199)
Net interest income	**727,931**	658,344
Fee and commission income	551,630	366,704
Fee and commission expense	(52,980)	(35,035)
Net fee and commission income	**498,650**	331,669
Income from shares and other securities	11,180	5,358
Net profit (loss) on financial operations	17,311	(1,452)
Net profit on foreign exchange	783,468	482,658
Profit on banking activity	**2,038,540**	1,476,577
Other operating income	81,368	81,252
Other operating expenses	(90,870)	(59,988)
General expenses	(1,064,,945)	(816,835)
Depreciation expense	(161,588)	(119,434)
Charges to provisions and revaluation	(1,001,374)	(693,664)
Release of provisions and revaluation	571,082	327,811
Net charges to provisions and decrease in respect of revaluation	(430,292)	(365,853)
Operating profit	**372,213**	195,719
Extraordinary gains	14,239	19
Charge to capital reserve from consolidation	-	1,006
Profit before taxation	**386,452**	196,744
Corporate income tax	(187,646)	(80,754)
Profit / (loss) from share in consolidated entities on an equity basis	(35,520)	66,346
Net profit	**163,286**	182,336

2.2 Selected financial ratios

	Note	31.12.2001 PLN'000	31.12.2000 PLN'000
Total assets	2.3.1.	**33,081,117**	20,946,223
Profit before taxation		**386,452**	196,744
Net profit	2.3.2.	**163,286**	182,336
Consolidated stockholders equity		**5,836,510**	3,156,687
Share of net amounts due from non-financial sector and the State Budget in total assets		**42.6%**	47.5%
Share of consolidated stockholders equity in total liabilities		**17.6%**	15.1%
Net profit to average asset balance		**0.6%**	0.9%
Net profit to average balance of consolidated stockholders equity (without net profit)		**3.8%**	6.3%
Capital adequacy ratio of the Parent Company		**21.2%**	15.6%

The rate of consumer price inflation during the year ended 31 December 2001 was 3.6% based on Główny Urząd Statystyczny (Main Statistical Office), and in the same period the exchange rate of USD against PLN decreased by 3.9% to 3.9863 PLN/USD.

2.3 Interpretation of the selected financial ratios.

In the following analysis of selected financial ratios, the data for 2000 relates to the Capital Group of Bank Handlowy w Warszawie SA before its merger with Citibank (Poland) S.A. in February 2001.

2.3.1. The Bank's assets and liabilities increased as compared to 31 December 2000 by 57.9%. The majority of changes resulted from the merger of Bank Handlowy w Warszawie SA with Citibank (Poland) on 28 February, 2001. The most significant increases were noted in the following positions: cash and operations with Central Bank by 232.1%, net due from non-financial sector by 41.8% (without due from subsidiary and associated entities) and other assets by 157.0%.

Due from subsidiary and associated entities excluded from the consolidation increased by PLN 329,347 thousand, whereas due from subsidiary and associated entities included in the consolidation decreased to nil from PLN 409,654 thousand as at 31 December 2000.

Investments in subsidiary and associated entities included in the consolidation on an equity basis decreased by 288,914 thousand, i.e. by 79.1%; whereas investments in non-consolidated subsidiary and associated entities increased by PLN 198,539 thousand, i.e. 127.9%.

The increase of liabilities is mainly a result of changes in the following positions: 'other liabilities' 246.9% and 'due to non-financial and budget sector' by 72.0% (without due to subsidiary and associated entities).

Due to subsidiary and associated entities included in the consolidation on an equity basis decreased by PLN 310,386 thousand (i.e. 79.7%) as compared with 31 December 2000, whereas due to non-consolidated subsidiary and associated entities decreased by PLN 23,499 thousand (i.e. 13.6%).

2.3.2. Net profit of the Capital Group decreased in comparison with the prior year by PLN 19,050 thousand (i.e. 10.4%).

The net profit of the Capital Group presented in the position "Profit / (loss) from share in consolidated entities on an equity basis" for the year ended 31 December 2001 is the Bank's share in the net profit or loss of the following entities:

	Profit/(loss) PLN 000's
PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A.	(44,363)
Handlowy Inwestycje Sp. z o.o.	12,805
Handlowy Inwestycje II Sp. z o.o.	(593)
Handlowy Investments S.A.	(6,229)
Handlowy Investments II S.a.r.l.	2,860
Total	**(35,520)**

3 Detailed information

3.1 Accounting principles

The accounting principles applied by the Parent Entity comply with the provisions of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591 with subsequent amendments) and the Regulation No. 1/98 of the Banking Supervisory Committee dated 3 June 1998 concerning specific accounting principles for banks and additional information (Official Journal of the NBP No. 14, position 27).

The financial statements of the consolidated entities were prepared at the same date as financial statements of the parent entity.

The accounting principles applied by the consolidated domestic entities are, in all material respects, in accordance with those applied by the Bank.

The accounting principles applied by the consolidated foreign entities are in accordance with laws of the countries in which the given entities' headquarters are located. Differences resulting from the application of different accounting principles by those entities have no significant effect on the Bank's consolidated financial statements.

3.2. Notes to the consolidated financial statements

All information included in the notes to the consolidated financial statements is presented accurately and completely when read in conjunction with the financial statements taken as a whole.

3.3. Consolidated cash flow statement

The consolidated cash flow statement has been prepared properly and is consistent with the consolidated balance sheet and the consolidated profit and loss account.

3.4. Director's report on the Group's activity

The information presented in the Director's report on the Group's activity is consistent with the information included in audited consolidated financial statements.

3.5. Accounting principles for the preparation of the consolidated financial statements

3.5.1 The consolidated financial statements have been prepared in accordance with relevant legal regulation, including:

(1) The Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591 with subsequent amendments);

(2) Regulation No. 1/98 of the Banking Supervisory Committee dated 3 June 1998 concerning specific accounting principles for banks and additional information (Official Journal of the NBP No. 14, position 27);

(3) Regulation No. 2/98 of the Banking Supervisory Committee dated 3 June 1998 concerning specific principles for preparing consolidated financial statements (Official Journal of the NBP No. 14, position 28);

(4) Regulation of the Ministry of Finance dated 19 November 1999 on the stricter criteria than those enclosed in the Accounting Act regulations with reference to entities issuing securities admitted or applying for admission to public trading (Official Journal No. 96, position 1126);

(5) Regulation of the Ministry of Finance dated 19 November 1999 on the scope of the notes in consolidated financial statements of entities being issuers of securities admitted or applying for admission to public trading (Official Journal No. 96, position 1127).

(6) Regulation of the Ministry of Finance dated 19 November 1999 on the scope of information submitted in consolidated financial statements by issuers of securities admitted or seeking to be admitted to public trading (Official Journal No. 96, position 1128);

(7) Regulation of the Council of Ministers dated 16 October 2001 on the type, form and dates for reporting current and periodical information by issuers of securities admitted for public trading (Official Journal No. 139, position 1569);

3.5.2. The accounting principles of the subsidiaries and associated entities have been presented in detail in point 9.1.1 of the introduction to the consolidated financial statements.

3.5.3. The consolidated documentation prepared by Bank Handlowy w Warszawie SA, being the basis for preparation of the consolidated financial statements, comply with the requirements of the Regulation No. 2/98 of the Banking Supervisory Committee dated 3 June 1998 concerning specific principles for preparing consolidated financial statements for banks.

3.6. Changes in Polish Accounting Act

From 1 January 2002, a new accounting act came into force in Poland. Changes introduced are to bring existing Polish Accounting Standards further in line with the International Accounting Standards. The effect of changes to the accounting policies applied in these financial statements at 31 December 2001 has not been quantified by the Bank, however it is not anticipated that such changes will have a significant impact on the net assets of the Bank.

3.7 Information on Auditor's report

Based on our audit of consolidated financial statements of Bank Handlowy w Warszawie SA as at 31 December 2001 we have issued unqualified opinion dated 22 May 2002.

signed on the Polish original

....

Certified Auditor No. 3683/5018
Janina Skwarka

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Certified Auditor No. 796/1670
Bogdan Dębicki,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Polska Audyt Sp. z o.o.
Richard Cysarz, Proxy

Warsaw, 22 May 2002

Report on Operations of the Capital Group of Bank Handlowy w Warszawie SA in the year 2001

REPORT ON OPERATIONS OF THE CAPITAL GROUP OF BANK HANDLOWY W WARSZAWIE SA IN THE YEAR 2001

CONTENTS

I. The Polish economy in 2001

1. *Key macroeconomic trends*

In 2001, the development of the Polish economy was affected by the clear weakening. The real GDP growth came to 1.1%, the lowest increase since the recession of the early 1990s. The principal factor behind slow GDP growth was a fall in investment, with gross capital formation dropping 13.8%, including a 12.9% decline in fixed investment. This fall was primarily responsible for the 2% decrease in domestic demand recorded in 2001. Consumption growth was also slower, at just 1.8%, with personal consumption up 2.1%, whereas a year earlier the corresponding figures had stood at 2.4% and 2.6%, respectively.

Industry slid into recession. Industrial output contracted in absolute terms from the second quarter onwards, and over the whole of 2001 slipped 0.2% on the previous year, with manufacturing output down 0.6%. Last year also saw the slump in construction become more pronounced, with output here sinking almost 10%.

One consequence of sluggish economic growth, and also of demographic changes and the continuation of restructuring within the economy, was a surge in the rate of registered unemployment, which leapt to 17.4% in December 2001, as against 15% twelve months before. The jobless total increased to over 3.1 million.

Weakening of the economic expansion was followed by improvement in internal and external imbalance. On a cash basis, exports rose 7.2% year-on-year, while imports went up just 1.3%, which is traceable to weak domestic demand, low oil prices and PLN appreciation. However, a gradual slowdown in export growth had already become visible by the latter half of the year, the result of poorer economic activity worldwide, and particularly in the EU countries. With growth in exports outpacing that of imports, the trade gap narrowed, leading to a decrease in the current account deficit, which dropped to USD 7.08 billion, or 4% of GDP, compared to 6.3% a year before. The pattern of financing for this deficit also improved, with a dominant role being played by foreign direct investment (accounting for over 90% of the deficit), despite FDI coming down in nominal terms compared to 2000 due to the weaker Polish economy and the smaller scale of privatisation.

The official reserve assets declined USD 901 million in 2001, to stand at USD 26.6 billion, mainly as a result of the early repayment of Polish government debt to Brazil, which was partly funded from the foreign exchange reserves of the central bank.
The year 2001 brought a distinct fall in inflation. The annual increase in the Consumer Price Index (CPI) declined to 3.6% in December, as against 8.5% a year earlier, thereby well undershooting the 6%-8% inflation target set by the National Bank of Poland (NBP). Producer price growth (as measured by the PPI) was 0.2% lower December-on-December, and annualised average growth came to 1.6%. The most important factors constraining inflation were positive price shocks (fuel prices down 17.6% over the year, and moderate food price growth), weak consumer demand, and the appreciation of the PLN.

Growth in monetary aggregates did not represent any threat to the process of containing inflationary pressure. Money supply growth stood at PLN 40.1 billion, equivalent to an annual 13.7%. Total deposits rose 14% (as against 15.5% in 2000, albeit in a situation of much higher inflation), which attests to a maintenance of the propensity to save despite the reduction in deposit rates in the wake of successive cuts in official interest rates. The second half of the year saw growth in foreign currency deposits pick up substantially, while the final two months witnessed waning growth in PLN deposits (particularly personal balances); the latter was undoubtedly linked to the introduction of a tax on interest income. The downward trend in lending growth, a

positive factor in holding down inflation, was sustained both for personal outstandings (up just under 14.7% compared to 31.7% in 2000) and loans to corporates (up 5.4%, as against 13.5%), which constituted yet another confirmation of sagging domestic demand.

The government deficit came to PLN 32.6 billion, equivalent to 98.8% of the target as twice revised. In relation to GDP the deficit increased to 4.5% from 2.2% in previous year. The deficit of public sector increased to 5.3% of GDP from 3.2% in 2000, and economic deficit (deficit of public sector less payments to pension funds and increased by compensation for diminished indexation of pension payments and remuneration of budget sector) – to 4.9% of GDP from 2.1% in 2000.

Basic economic indicators

	2001	2000	1999	Change 2001/2000
	% change on previous year			
Gross Domestic Product (real growth)	1.1	4.0	4.1	-2.9
Personal consumption	2.1	2.6	5.2	-0.5
Gross fixed investment	-10.2	2.7	6.8	-12.9
Industrial output (real growth)	-0.2	7.1	4.4	-7.3
Inflation	December/December			
CPI	105.5	108.5	109.8	-3.0
PPI	101.6	105.7	108.1	-4.1
Unemployment, December (%)	17.4	15.0	13.0	2.4
	% GDP			
Government deficit	4.5	2.2	2.0	2.3
Current deficit	4.0	6.3	7.5	-2.3
	In USD million			
Exports, goods	30 275	28 257	26 347	7.1
Imports, goods	41 956	41 424	40 727	1.3
Balance of trade	-11 681	-13 167	-14 380	-11.3
Current balance	- 7 080	-9 952	-11 569	-28.9

2. *The money market and FX market*

With inflationary pressure ebbing markedly and economic stagnation deepening, the National Bank of Poland gradually loosened its monetary policy in 2001, carrying out six cuts in official interest rates, totalling seven and a half points altogether. As a result, at year end 2001 the lombard rate stood at 15.5% and the rediscount rate at 14.0%, while the reference rate (the minimum rate on 28-day reverse repos) stood at 11.5%. Nevertheless, the exceptionally steep fall in inflation (down from an annual 8.5% in December 2000 to 3.6% in December 2001) meant that real interest rates stayed in double figures for the greater part of the year, remaining the highest among those emerging markets of comparable investment risk, which had specific consequences for developments on the market for debt securities.

Cuts in base rates led to a steady decline in interbank rates, which were also impacted by the open market operations conducted by the central bank (primarily reverse repos involving NBP money market bills). The National Bank also continued outright sales, begun in September 2000, of Treasury bonds issued as a result of the conversion of Treasury liabilities to the NBP into negotiable securities; these sales are intended to achieve an "operational liquidity shortage" within the banking system, thereby heightening the effectiveness of interest rate policies.

The policy of bringing down base rates little by little was one of the main factors conditioning the situation on the Treasury bill market. Combined with the high level of real interest rates, this produced record demand for T-bills (139 billion PLN), which – despite the very large supply of bills on the primary market, amounting to almost 50 billion PLN – pushed prices up and yields down; this downtrend in yields was also maintained on the secondary T-bill market and on the T-bond market.

The dominant trend on the Polish FX market in 2001 was for the PLN to appreciate strongly in both nominal and real terms. The twelve-month average value of the dollar slipped to 4.0976 PLN in 2001 from 4.3455 PLN a year previously, representing nominal PLN appreciation against that currency of 5.7%. The euro traded at an average of 3.5867 PLN during the year, down from 4.0114 PLN in 2000, with the PLN thus gaining a hefty 10.6% against the single currency in nominal terms, which was largely the result of last year's euro depreciation against the dollar. In relation to the reference currency basket (the "virtual basket", as it existed before the PLN was floated), the PLN gained a nominal 8.4%, while in real terms it went up some 6.5% (as adjusted by annualised average PPI inflation of 1.6%). Over the whole year, the PLN dipped sharply only once, in July, due to the financial difficulties being suffered by Argentina and Turkey, and also because of the statement by Leszek Miller that a financial crisis in Poland was probable.

PLN appreciation in 2001 was chiefly fed by an influx of foreign portfolio investment targeting Polish debt securities, the result of the high yields obtainable on these and the slow narrowing of interest rate differentials. Another factor attracting foreign investors to Poland was the decrease in investment risk issuing from the gradual restoration of macroeconomic equilibrium, particularly external equilibrium. Last year's PLN appreciation was also fuelled by the inflow of capital associated with the privatisation of further Polish companies, although the smaller scale of privatisation meant that this factor was of much less importance to the PLN than it had been in previous years.

3. *The capital market*

The year 2001 was exceptionally unfortunate for stock market investors. From January to September, the Warsaw Stock Exchange was in the grip of an acute slump that represented a continuation of the downward trend begun back in the first half of 2000. This downswing was linked to the deteriorating economic environment both in Poland and abroad. An improvement in investor sentiment was not forthcoming until the fourth quarter, when the market began pricing in an expected economic upturn and healthier company profits, these being projected to follow on from the monetary easing carried out by the central bank.

All in all, the main Warsaw share index, the WIG, lost 22.0% over the year, as against a decline of 1.3% the year before. The WIG-20 index, which tracks the largest companies by market capitalisation and turnover, tumbled even further, sliding 33.5%, compared to a 1.5% increase in 2000. In this context, the share prices commanded by the banks listed on the Warsaw Exchange fared relatively well. The WIG-BANKI index gained 8.9%, whereas in 2000 it had gone down 4.1%. Stock exchange turnover in 2001 came to PLN 84.5 billion (down 53% on 2000), while total market capitalisation at year end stood at PLN 103.4 billion (down 21%). The number of companies listed on the Warsaw Exchange rose from 225 to 230.

4. The banking sector

The slowdown in the economy in 2001 and deterioration in the financial situation of both corporates and individuals led to weaker growth in income from banking activity and in total assets at the banks, especially in the size of loan books. Figures from the NBP put the net earnings of the banking sector in 2001 at 4.5 billion PLN, an increase of 7% on the year before. However, this increase was made possible almost exclusively by stronger earnings at the two largest retail banks, while the remaining banks together recorded a fall in profits of 24%.

Growth in the sector's net earnings from banking activity declined to 5%. A major factor behind this was the narrowing of interest margins as asset yields dropped (the reasons for this included falling interest rates at home and abroad, and also the rise in the relative proportion of foreign currency assets, earning lower rates of interest), together with a decrease in the relative share of performing assets as loss assets increased dramatically. However, the adverse effect of movements in interest margins was offset by growth in non-interest income. Particularly rapid growth was seen in net FX gains (up 64%), the result of the banks' active involvement on the currency market, including forwards and options.
In response to flagging growth in income, some institutions undertook restructuring measures, which allowed growth in expense within the banking industry to be reduced to 3%, the lowest level for several years. An especially large part in cutting costs was played by staff downsizing, which was additionally encouraged by consolidations and by the expanding application of modern banking technologies.

The banks experienced a further worsening in loan portfolio quality, expressed in a rising proportion of irregular assets within those portfolios. This is attributable to the decline in the credit capacity of their customers, particularly corporate ones, due to the mounting crisis within the Polish economy. The upshot of this was that net provisioning expense climbed 14%, to 5.1 billion PLN. Overall provisioning expense was further increased by the steep downturn on the capital market, which forced banks to establish additional valuation allowances against financial fixed assets.

The year 2001 brought a continuation of consolidations within the banking industry. Of the 20 largest banks at the beginning of 2001 by total footing, 6 were incorporated into other institutions in the course of the year as a result of mergers. At year end, the concentration ratio within the industry, as measured by the proportion of total banking sector assets held by the 10 largest banks, stood at 76%, compared to 67% at the end of 2000.

II. Major events exerting a significant influence on the business and earnings of the Group in 2001

- On 12 January 2001, the Polish Treasury transferred to PKO Bank Polski S.A. 1,558,067 shares in the Bank, which then represented 2.23% of the Bank's authorised capital and confer the right to 1,558,067 votes at the General Meeting of Shareholders, this constituting 2.23% of all voting rights. Following the transaction, the Treasury held 3,250,000 shares in the Bank, representing 4.65% of the Bank's authorised capital and conferring the right to 3,250,000 votes at a General Meeting of Shareholders, which constituted 4.65% of all voting rights.

- On 16 January 2001, a subsidiary undertaking of the Bank, Handlowy Inwestycje Sp. z o.o., Warsaw, sold 6,134 shares in Danuta S.A., Malbork, to D International Sp. z o.o., these representing an interest of 28.77% in the equity of Danuta S.A. and conferring the right to 28.77% of votes at a General Meeting of that company's Shareholders.
- On 29 January 2001, Citibank Overseas Investment Corporation, New Castle, USA ("COIC"), in an off-market transaction acquired 437,500 of the Bank's Series I Convertible Bonds, admitted for public trading, from ZCI Netherlands B.V., a subsidiary of Zurich Financial Services. After the transaction COIC held 17,648,500 of the Bank's Convertible Bonds, which are exchangeable for 17,648,500 shares at dates set by the Management Board.
- On 13 February 2001, the Bank acquired from the National Bank of Poland 34,549 shares in Bank Handlowy International S.A., Luxembourg ("BHI"), representing an interest of 28.79% in the share capital of BHI and conferring the right to the same percentage of votes at that bank's General Meeting of Shareholders. The acquisition of these shares in BHI stemmed from a conditional agreement, concluded on December 27, 2000, by which the Bank was to purchase all shares in BHI held by the NBP. In line with the provisions of that agreement, the Bank had obtained the requisite approvals for the transaction from the Supervisory Board of BHI and the Luxembourg Monetary Institute. As a result of the transaction, the Bank holds 87,741 shares in BHI, constituting 73.12% of its share capital.
- **On 28 February 2001, the Registry Court entered in the business register maintained at the National Court Registry the merger of the Bank and Citibank (Poland) S.A. ("CPSA") performed pursuant to resolutions of extraordinary general meetings of shareholders of both the banks adopted on 3 November 2000 ("the Merger"), and registered the increase in the authorised capital of Bank Handlowy ensuing from the Merger. The Merger was carried out by transferring the entire assets of CPSA to the Bank in consideration for shares to be provided by the Bank to the shareholders of CPSA. On the registration of the increase in the Bank's authorised capital stemming from the Merger, this capital stands at 430,308,400 PLN, divided into 107,577,100 bearer shares, each with a par value of 4 PLN. Following the recording of the Bank's Series C shares on the securities accounts held by the previous CPSA shareholders, which took place on March 21, 2001, COIC, a subsidiary of Citibank N.A., together with its direct subsidiaries Centaur Investment Corporation and Foremost Investment Corporations, held 99,069,074 shares in the Bank, representing 92.09% of the Bank's authorised capital and conferring the right to 90,069,074 votes at a General Meeting of Shareholders, which constitutes 92.09% of total voting rights.**
- On 14 March 2001, a Preliminary Act of Sale was signed concerning shares in Cuprum Bank S.A., Lubin. The shares being sold by Bank Handlowy w Warszawie SA represent an interest of 55.2% in the authorised capital of Cuprum Bank SA, carrying 50.2% of voting rights at a General Meeting of that bank's shareholders. The Preliminary Act of Sale is a conditional agreement, containing covenants that defer performance of the transaction, such as the requirement that the purchasing party obtain the approval of the Commission for Banking Supervision to acquire the shares in Cuprum Bank S.A. on the terms and conditions specified in the Act of Sale, and also obtain a final ruling from the President of the Agency for Competition and Consumer Protection permitting acquisition of the shares.
- On 1 April 2001, in performance of an agreement concluded on 23 March 2001, between Bank Handlowy and Citibrokerage S.A. ("Citibrokerage") the transfer of a business as understood under Art. 551, of the Civil Code, this constituting an organisationally separate establishment of Bank Handlowy, previously trading as Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre ("COK BH") to Citibrokerage was effected. The

COK BH brokerage business was transferred to Citibrokerage as a non-cash consideration for equity against an increase in the authorised capital of Citibrokerage, pursuant to a resolution of the General Meeting of Shareholders of that company adopted on 7 March 2001. On the transfer of COK BH to Citibrokerage, the name of the latter company was changed to "Dom Maklerski Banku Handlowego SA" ("DM BH").

- After the assimilation of 37,659,600 Series C ordinary bearer shares with the 69,917,500 Series A ordinary bearer shares already listed, which took place on 12 April 2001, there were 107,577,100 of the Bank's ordinary bearer shares listed for trading on the Warsaw Stock Exchange.

- On 26 April 2001, the rating agency Moody's Investors Service Limited upgraded the Bank's financial strength rating from D+ to C-. This change stemmed from the agency expanding its ratings scale from nine to thirteen grades. The current scale is as follows: A, A-, B+, B, B-, C+, C, C-, D+, D, D-, E+, E.

- On 7 May 2001, the Bank concluded a syndicated loan agreement with Polish State Railways S.A., with the total amount of the facility provided being the euro equivalent of 700m PLN. Other participants in the syndication are Dresdner Kleinwort Wasserstein, Westdeutsche Landesbank Girozentrale London Branch, and Westdeutsche Landesbank Polska S.A. The Bank's participation was agreed at the euro equivalent of PLN 233.3 million. The loan was granted for one year, to finance the objectives set for the borrower under the Act on the Commercial Incorporation, Restructuring and Privatisation of the "Polish State Railways" State Enterprise, of 8 September 2000.

- On 18 May 2001, 4,000,000 shares in the company of Pia Piasecki S.A., Kielce, were recorded on the Bank's securities account. As a result of the exchange of 400 convertible bonds held by the Bank, each with a par value of PLN 100,000, for shares in Pia Piasecki S.A., the Bank acquired 4,000,000 shares in the company, each with a par value of PLN 2, at a price of PLN 10 per share, which shareholding constitutes an interest of 36.52% in the company's authorised capital and confers the same percentage of votes at a General Meeting of Shareholders. Together with its subsidiary undertakings, the Bank held 4,615,093 shares in the company, representing 42.13% of its authorised capital and carrying the same percentage of voting rights at a General Meeting of Shareholders. Prior to this transaction, the Bank did not hold any shares in that company.

- On 1 June 2001, a subsidiary undertaking of the Bank, Handlowy Investments S.A., Luxembourg, disposed of 2,500,000 shares in Frantschach Świecie S.A., which represented a 5% interest in this company's capital and conferred the same proportion of voting rights. As a result of this transaction, neither the Bank nor Handlowy Investments S.A. hold any shares in Frantschach Świecie S.A.

- On 25 June 2001, an Ordinary General Meeting of Shareholders of the Bank adopted a resolution on the distribution of net earnings for the year 2000, which also specified the date of record and the date for payment of a dividend.

  The Ordinary General Meeting resolved:

  1. that net earnings for the year 2000, amounting to PLN 204,711,297.06 be distributed as follows:
     a) payment of a dividend of PLN 130,659,600.00 to shareholders and bondholders holding Series 1 convertible bonds, meaning that the dividend attributable per share and per bond shall be PLN 1,

b) appropriation to capital of PLN 71,051,697.06, this comprising:
   - an appropriation to the capital surplus of PLN 21.051.697.06,
   - an appropriation to the general risk reserve of PLN 50.000,000.00,

c) appropriation of PLN 3,000.000.00 to a special-purpose fund, namely, the Employee Social Benefit Fund,

2. that the Bank's Management Board be authorised to make use of the appropriation of PLN 3,000,000.00 to the Employee Social Benefit Fund in order to increase funds available for the purpose of addressing the housing needs of the Bank's staff,
3. that the date of record be 26 July 2001,
4. that the date for payment of the dividend be 3 September 2001.

- On 27 June 2001, the Bank sold part of the shares it held in MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch-Polnische Bank ("MHB AG"). In performance of an Act of Sale signed on 21 December 2000, the Bank (as the selling party), transferred 2,131 ordinary shares in MHB AG, each with a par value of DM 10.000, to NORD/LB Nordeutsche Landesbank Girozentrale, Hannover (the purchasing party), for a consideration of DM 24,184,795. The shareholding thus sold represented an interest of 22.80% in the share capital of MHB AG and conferred the right to exercise 22.80% of votes at a General Meeting of Shareholders.

- On 10 July 2001, the Warsaw Regional Court ruled that an increase be registered in the authorised capital of the Bank's subsidiary, Dom Maklerski Banku Handlowego S.A., and amendments be registered to that company's articles of association. The company's authorised capital was increased against a non-cash consideration to the company made by Bank Handlowy in the form of its brokerage business, previously trading as Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre. As a result of the increase in the company's authorised capital, the Bank took up 37,300 Series B registered ordinary shares, each with a par value of PLN 1,500, i.e., all the shares newly issued by the company. Following the registration of the increase, the company's authorised capital now amounts to PLN 70,950,000, divided into 47,300 registered ordinary shares with a par value of PLN 1,500 each, these comprising 10,000 Series A shares and 37,300 Series B shares, which confer the right to 47,300 votes at a General Meeting of the company. All of these shares are held by Bank Handlowy.

- On 18 September 2001, the Bank sold its entire shareholding of 295,336 shares in Centro Internationale Handelsbank AG (Centrobank) to Raiffeisen Zentralbank Oesterreich AG (RZB, Austria), for a consideration of ATS 300,000,000, with this holding constituting 45.09% of the share capital of Centrobank and conferring the right to the same percentage of votes at a General Meeting of Shareholders.

- On 12 November 2001, the Bank concluded a subscription agreement with the European Investment Bank, whereby Bank Handlowy committed itself to take up, on the primary market, bonds to a par value of PLN 200,000,000 at an issue price equivalent to 45.7893 percent, with these bonds subsequently being issued on 23 November 2001.

- On 16 November 2001, the Bank concluded another subscription agreement with the European Investment Bank, whereby Bank Handlowy committed itself to take up, on the primary market, bonds to a par value of PLN 300,000,000 at an issue price equivalent to 45.8696 percent, with these bonds subsequently being issued on 29 November 2001.

- On 3 December 2001, the Bank concluded an agreement with an associated undertaking, Mostostal Zabrze-Holding S.A., to terminate the Investment Agreement concluded between Mostostal Zabrze-Holding S.A. and the Bank on 27 April 2000, which had provided for the possibility of taking up that company's issue of series VI shares.

- On 19 December 2001, the rating agency Moody's Investors Service Limited downgraded the Bank's financial strength rating from C- to D+. Moody's said that these rating actions reflected the impact of a difficult operating environment on the Bank's financial fundamentals, the deterioration of asset quality and the high restructuring expense flowing from the Bank's merger with Citibank (Poland) SA. However, the agency noted that the Bank was strengthening its franchise, developing its product range, working to improve asset quality and reducing costs. Nonetheless, in view of the current difficult economic environment, the agency believed that the effects of these measures will only become visible in the longer term.

- By 31 December 2001, the Bank had sold its entire claim on OAO Gazprom, then valued at USD 33,800,000, to a connected undertaking, namely, OOO Commercial Bank "Citibank T/O", Moscow. This claim had arisen on the Bank's sub-participation in a syndicated loan arranged by Dresdner Bank. The bank received from Citibank T/O 100% of the value of the claim thus sold, as carried at the transaction date.

III. Structure of the Group

The Capital Group of Bank Handlowy w Warszawie SA („Group") includes:

- **Parent entity** – Bank Handlowy w Warszawie SA („Bank", „Parent entity")

and the following consolidated or non-consolidated subsidiary and associated undertakings:

- **Entities constituting the Group and fully consolidated**

  Subsidiary undertakings:

  Dom Maklerski Banku Handlowego SA

- **Entities constituting the Group and consolidated on an equity basis**

  Subsidiary undertakings:

  Handlowy Inwestycje Sp. z o.o., Warsaw

  Handlowy Inwestycje II Sp. z o.o., Warsaw

  Handlowy Investments S.A., Luxembourg

  Handlowy Investments II S.a.r.l., Luxembourg

  Associated undertakings:

  PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A., Warsaw

- **Entities constituting the Group and excluded from consolidation**

Subsidiary undertakings:

Bank Handlowy International S.A., Luxembourg

Bank Rozwoju Cukrownictwa S.A., Poznań

Budowa Centrum Plac Teatralny Sp. z o.o., Warsaw

Citileasing Sp. z o.o., Warsaw

Cuprum Bank S.A., Lubin

Handlowy Leasing S.A., Warsaw

Handlowy Zarządzanie Aktywami S.A., Warsaw

Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A., Warsaw

PPU Spomasz Sp. z o.o., Warsaw

Towarzystwo Funduszy Inwestycyjnych BH S.A., Warsaw

Tower Service Sp. z o.o., Warsaw

Associated undertakings:

Creditreform PL. Sp. z o.o., Warsaw

Elektromontaż Poznań S.A., Poznań

Hortex Holding S.A., Płońsk

Handlowy Heller S.A., Warsaw

IPC JV Sp. z o.o., Warsaw

KP Konsorcjum Sp. z o.o., Warsaw

Mostostal Zabrze Holding S.A., Zabrze

NIF FUND Holdings PCC Ltd, Guernsey

Obsługa Funduszy Inwestycyjnych Sp. z o.o., Warsaw

Pia Piasecki S.A., Kielce

Polimex - Cekop S.A., Warsaw

Polska Giełda Finansowa S.A., Warsaw

Zakłady Odzieżowe Bytom S.A., Bytom

IV. Shareholders holding at least 5% of the parent entity authorised capital and of total votes at a General Meeting of Shareholders

At 31 December 2001, the shareholders in the Bank holding no less than 5% of the Bank's authorised capital and of total voting rights at a General Meeting of Shareholders, either directly or indirectly (via subsidiary undertakings), were as follows:

- Citibank Overseas Investment Corporation, New Castle, Delaware, USA ("COIC"), a subsidiary of Citibank N.A., which was entitled to exercise 91.39% of voting rights at a General Meeting of Shareholders (i.e., 98,315,774 votes), and held a 91.39% interest in the Bank's authorised capital (i.e., 98,315,774 shares).
- All other shareholders, including the Polish Treasury, held less than 5% of the Bank's authorised capital and of voting rights at a General Meeting of Shareholders.

V. Basic data on balance sheet and financial performance of the Group

1. Consolidated balance sheet

The consolidated financial data included in the present Report of the Management Board on the operations of the Group in 2001 refer to the financial data for the Group subsequent to the merger with Citibank (Poland) S.A. ("CPSA") and the transfer of COK BH to Dom Maklerski Banku Handlowego SA ("DM BH") as a non-cash consideration for equity.

Balance sheet of the Bank as parent entity in the Group determines both total assets and the structure of assets and liabilities of the Group.
At 31 December 2001, the Group's total assets amounted to PLN 33,081 million, representing an increase of 57.9 % on year end 2000. The Group's increase of operations accelerated mainly due to merger of the Bank with CPSA.

At 31 December 2001, the largest single item in the consolidated assets, amounting to PLN 14,100 million, were amounts due from customers and Budget. Compared to year end 2000, growth in this asset item came to PLN 4,160 million, i.e. 41.8%, with a slight decrease in its share in total assets, down from 47.5% to 42.6%.

The Group's total portfolio of debt securities climbed 69.3% compared to the end of 2000, to stand at PLN 2,462 million at the end of December 2001. Their share in total assets increased only from 6.9% to 7.4% at the end of current reporting period.
Treasury securities represented 65.4% of this portfolio (with 21.1% of these securities being Treasury bonds and 78.9% being Treasury bills). The second largest component were debt securities issued by the National Bank of Poland, which accounted for 25.1% of the total portfolio. The remainder of the portfolio, accounting for 9.5%, mainly comprised corporate bonds and commercial paper.

Amounts due from financial institutions came to PLN 6,283 million, representing an increase by 27.9%. However, this item shrank as a proportion of total assets, coming down from 23.5% to 19%.

The Group's holdings of equities and other securities came down by 13.6%, primarily due to a reduction in the interests held in subsidiary and associated undertakings consolidated on an equity basis.

Large growth was recorded at year end in fixed assets and intangibles. The value of fixed assets amounted PLN 903 million, an increase of 36% compared to the end of 2000. This increase was mainly associated with the Bank's merger with CPSA.
Intangible fixed assets amounted to PLN 1.483 million, representing an increase of PLN 1,416 million compared to the end of 2000. This increase was mainly associated with acquired goodwill arising on the Bank's merger with CPSA. At the end of December 2001, the latter amounted to PLN 1,389 million.

Customer deposits principally supported the growth in the Group's business activity in 2001. At year end, amounts due to customers and Budget represented the biggest part of the Group's liabilities. Amounts due to customers and Budget increased by 72%. This resulted in the growth of their share in total liabilities from 47.5% to 51.7%.

Due to the substantial deposit growth recorded, the use of interbank funding was scaled down. At the end of December 2001, the volume of funds sourced from financial institutions declined by 5.6% when comparing to the end of 2000, and their share declined from 24% of total liabilities and capital at the end of 2000 to 14.3% at the end of the reporting period.

Major change in consolidated liabilities of the Group in 2001 was an increase in own equity of the Bank resulting from issue of new C series shares. As at 31 December 2001 own funds (excluding net profit) amounted to PLN 5,673 million, representing 17.1% of liabilities and their share increased during 2001 by 2.95%. When comparing to the end of 2000 it increased by PLN 2,699 million, i.e. 90.7%.

CONSOLIDATED BALANCE SHEET of the Group

PLN thousand	As of the end of the period 2001	2000	Change % 2001/2000
ASSETS			
Cash and due from central bank	2 322 443	699 315	232.1%
Due from financial institutions	6 283 223	4 914 049	27.9%
Due from non-financial sector and the State Budget	14 100 256	9 940 585	41.8%
Due from non-consolidated subsidiary and associated undertakings	822 933	493 586	66.7%
Due from subsidiary and associated undertakings consolidated on an equity basis	-	409 654	-
Debt securities	2 462 497	1 454 331	69.3%
Equity investments	542 636	628 317	-13.6%
Tangible and intangible fixed assets	2 386 986	731 227	226.4%
Other assets	4 160 143	1 675 159	148.3%
TOTAL ASSETS	**33 081 117**	**20 946 223**	57.9%
LIABILITIES			
Due to central bank	212 486	315 483	-32.6%
Due to financial sector	4 741 318	5 020 547	-5.6%
Due to non-financial sector and the State Budget	17 100 595	9 939 416	72.0%
Due to non-consolidated subsidiary and associated undertakings	149 286	172 785	-13.6%
Due to subsidiary and associated undertakings included in the consolidation on an equity basis	79 272	389 658	-79.7%
Securities issued	-	4	-
Other liabilities	4 528 678	1 649 719	174.5%
Provisions	432 972	299 411	44.6%
Equity reserve from consolidation	-	2 513	-
Own equity	5 673 224	2 974 351	90.7%
Net profit	163 286	182 336	-10.4%
TOTAL LIABILITIES	**33 081 117**	**20 946 223**	57.9%

Value of off-balance sheet commitments of the Group amounted to PLN 9.765 million as at 31 December 2001.

2. Consolidated profit and loss statement

The consolidated profit and loss statement includes earnings of the Group generated by the Bank as parent entity and consolidated subsidiary and associated undertakings.

CONSOLIDATED PROFIT AND LOSS STATEMENT OF THE GROUP

PLN 000's	01.01 - 31.12 2001	2000	Change % 2001/2000
Net interest income	727 931	658 344	10.6%
Net fee and commission income	498 650	331 669	50.3%
Income from shares and other securities	11 180	5 358	108.7%
Net profit on financial operations	17 311	-1 452	-1292.2%
Net profit on foreign exchange	783 468	482 658	62.3%
Profit on banking activity	**2 038 540**	**1 476 577**	**38.1%**
Other net operating income	-9 502	21 264	-144.7%
General expenses	-1 064 945	-816 835	30.4%
Depreciation	-161 588	-119 434	35.3%
Net charges to/releases of provisions and revaluation	-430 292	-365 853	17.6%
Operating profit	**372 213**	**195 719**	**90.2%**
Extraordinary gains/losses	14 239	19	-
Charge to capital reserve from consolidation	0	1 006	-100.0%
Profit before tax	**386 452**	**196 744**	**96.4%**
Corporate income tax	-187 646	-80 754	132.4%
Share in profits/loss of entities included in consolidation on an equity basis	-35 520	66 346	-153.5%
Net profit	**163 286**	**182 336**	**-10.4%**

Due to low impact of consolidation on the Group's results in 2001 its level was determined by factors affecting non-consolidated results of the Bank. Among these factors the merger of the Bank and CPSA as at 28 February 2001 was of greatest importance.

In 2001 the Group generated net profit of PLN 163 million down 10.4% on the previous year. The drop in net profit in spite of a 96.4% increase in gross profits was brought about by a major increase in the corporate income tax.

The most important constituent of the Group's gross profit is profit on banking activity which in 2001 rose by 38.1% over the preceding year. Its growth was faster than that of general expenses and amortisation on a combined basis. The primary contributors to this fast revenue growth were fees and commissions (which increased by 50.3%) and FX gains (increase by 62.3%). the share of which in profit on banking activity rose from 22.5% to 24.5% and 32.7% to 38.4% respectively. On the other hand net interest income dropped by 10.6%, which is a result of falling interest rates and the subsequent narrowing of spreads and the net interest margin.

The merger of Bank Handlowy with Citibank (Poland) not only increased the Group's revenues but also general expenses (by 30.4%) and amortisation (by 35.3%). The restructuring of the Bank which commenced in 2001 involving inter alia major headcount reductions were not yet fully reflected in the financial results for that year. At the same time new expense items appeared

which the Bank did not have in prior years. In 2001 the Bank for the first time established a provision against retirement pay and anniversary bonuses amounting to PLN 25 million. The reporting period also saw an amortisation charge of PLN 60.4 million against the goodwill arising on the Bank's merger with CPSA. This was reported as "other operating expenses".

The Group's earnings in 2001 were impacted by higher charges to specific provisions against irregular receivables and off-balance sheet exposures and against capital investments and also charges to general provisions which together on a net basis amounted to PLN 430 million an increase of PLN 64 million (17.6%) on the previous year. The additional specific provisioning carried out against irregular receivables and off-balance sheet exposures stemmed from the deterioration observed in corporate finances resulting in a lowering of loan portfolio quality. This involved customers in the car steel and metal industries and one customer in the transportation industry.

The increase in corporate income taxes mentioned earlier was brought about by a change in the rate applied in calculating the deferred tax asset relating to specific loan provisions. It was now assumed that the vast majority of these provisions would not be charged off prior to the end of 2003. and the calculation of deferred tax was therefore performed at the 22% rate that is to be in force after that date rather than the 28% rate currently applicable.

3. Consolidated cash flow statement

As at the end of December 2001 cash and its equivalents in the Group amounted to PLN 2.726 million and doubled when comparing to the end of 2000. The change consisted of the following cash flows:

- From operational activity - PLN 3 319.9 million
- From investment activity - PLN 20.2 million
- From financing activity - PLN (1 478) million

The material increase in cash and cash equivalents in the Group in 2001 resulted from the merger of the Bank and CPSA and full consolidation of DM BH.
The increase of cash and cash equivalents in the Group in 2001 was generated mainly by cash inflows from operational and investing activity. In core activity of the Group the additional funds came from increase in amounts due to customers and Budget. Elimination of non-cash flows impact of the Bank's merger with CPSA and transfer of COK BH to DM BH resulted in decrease of amounts due from customers and budget and finally increasing the volume of operating cash flows. Positive cash flow from investing activity resulted from sale of shares and other investment securities (i.e. Mitteleuropäische Handelsbank AG) and repayment of subordinated loans. Funds received in this way was utilised to cover the Group's liabilities resulting from financing activity. In this group of operations long term loans received by the Bank in previous period were repaid and also dividend was paid.

4. Consolidated own equity

The Group's total capital funds at year end 2001 stood at PLN 5.673 million (excluding net earnings) reflecting an increase on year end 2000 of PLN 2.699 million or 91%. The basic factor behind this significant capital growth was the merger of the parent entity and CPSA.

Own equity of the Group

In PLN thousand	As of the end of the period 2001	2000	Change % 2001/2000
Authorised capital	430 308	279 670	53.9%
Capital surplus	3 059 638	538 000	468.7%
Revaluation reserve	76 958	77 860	-1.2%
Other reserves	2 106 320	2 078 821	1.3%
Total own equity	**5 673 224**	**2 974 350**	90.7%

As a result of the merger of the Bank and CPSA, the Group's capital funds increased by PLN 2.636 million. The Bank's authorised capital. previously amounting to PLN 279.670 thousand, was raised by PLN 150.638 thousand, to stand at PLN 430.308 thousand. This was carried out by the issue of 37.659.600 Series C ordinary bearer shares with a par value of PLN 4 each, which were provided to the shareholders of CPSA in exchange for the transfer of the entire assets of CPSA to the Bank. This authorised capital of PLN 430.308 thousand has been divided into 107.577.100 bearer shares, each with a par value of PLN 4. At the same time, the surplus of the fair value of the shares issued over their par value was taken to the Bank's capital surplus, which as a result rose PLN 2.486 million.

Another source of capital growth was the retention of net earnings for 2000, with 26.7% of these earnings being taken to capital.

The contribution of capital funds to financing the Bank's activity came to 17.15%, compared to 14.20% at the end of 2000.

At year-end 2001, the Bank was the most strongly capitalised in Poland, accounting for 14.2% of total capital within the Polish banking sector.

5. Performance ratios

In 2001, the performance ratios of the Group were as follows:

	As at 31 December	
	2001	2000
Return on assets (net profit/net assets)*	0.6%	0.9%
Return on equity (ROE) (net profit/equity)**	3.8%	6.3%
Earnings per ordinary share (EPS) (in PLN)***	1.52	2.61
Diluted profit/loss per ordinary share (in PLN)****	1.25	1.96

* *Return on assets is calculated as net profit for twelve months divided by average total assets*

** *Return on equity is calculated as net profit for twelve months divided by average equity.*

*** *Calculated based on weighted average number of ordinary shares held by the Bank's Shareholders in the period and the net profit for last 12 months;*

**** *Calculated based on total number of shares, convertible bonds and the net profit for last 12 months;*

VI. Operations of the Group

1. Parent entity

1. Credit products

Traditionally, loans and other credit risk products are the core product of the Bank. The portfolio of the loans granted by the Bank by particular groups of customers as of the end of 2001 can be presented as follows:

Lending to non-bank customers (gross)

	2001	**2000**	**Change**
PLN thousand	**Period end**		**2001/2000**
PLN loans	10 803 111	6 419 085	68.3%
Foreign currency loans	5 022 047	4 704 688	6.7%
Total loans outstanding	**15 825 158**	**11 123 773**	**42.3%**
Non-financial customers	14 904 640	10 485 547	42.1%
Financial institutions	891 297	598 586	48.9%
Budget	29 221	39 640	-26.3%
Total loans outstanding	**15 825 158**	**11 123 773**	**42.3%**
Corporates	14 410 200	10 914 650	32.0%
Individuals	1 385 737	169 483	717.6%
Budget	29 221	39 640	-26.3%
Total loans outstanding	**15 825 158**	**11 123 773**	**42.3%**

excluding interest receivable

At 31 December 2001, outstanding loans receivables (gross) to non-bank customers totalled PLN 15.825 million. This reflected growth of 42.3% compared to the previous reporting period. The prime reason for this growth was the merger of the Bank and CPSA.
This strong growth in loan receivables increased the Bank's share in the total credit market, which climbed from 5.3% at year end 2000 to 7.1% at the end of 2001.

The largest segment of the Bank's loan portfolio was constituted by loans to corporates. These went up 32.0% compared to the year before, to stand at PLN 14.410 million. The Bank's share of total bank lending to corporates rose 2.0 points, coming to 9.0% at year end 2001. Dynamic growth was seen in outstanding individual loans (up 718%). These accounted for 8% of the Bank's loan exposures. By contrast, loans to budget institutions trended downwards, falling 26.3% compared to the previous period.

At 31 December 2001, the volume of PLN loans granted by the Bank was 68.3% higher than at the end of 2000. The proportion of PLN loans in the overall portfolio increased from 57.7% at year end 2000 to 68.3% at the end of 2001.

In the course of 2001, the Bank played an active part in arranging and funding syndicated loans for large investment projects. The most important of these included the following:

- a loan for the restructuring and commercial incorporation of Polish State Railways S.A., with the total facility representing the euro equivalent of PLN 700 million. Other participants in the syndication are Dresdner Kleinwort Wasserstein, Westdeutsche Landesbank Girozentrale London Branch, and Westdeutsche Landesbank Polska S.A. The Bank's participation, as arranger and agent bank, amounts to EUR 18.151.000;
- a USD 392 million facility for the construction of a power station by the firm of Elektrownia Pątnów II Sp. z o.o. Other participants in the syndication are Citibank N.A. London, Westdeutsche Landesbank Girozentrale, the European Bank for Reconstruction and Development, and Kredyt Bank S.A. The Bank's share of this syndication is USD 27.500 thousand;
- a loan for the modernisation and expansion of the hotel stock of Orbis S.A., with the Bank providing EUR 7.5 million of the finance involved;
- a loan for the purchase of passenger aircraft by LOT Polish Airlines S.A., totalling PLN 28.6 million. The Bank's share of this facility, as the co-arranger alongside Citibank N.A. London, and a participant in funding the syndication, amounts to USD 10. 000 thousand
- a loan to the firm of Polska Telefonia Cyfrowa Sp. z o.o., with the Bank's participation standing at EUR 25.000 million;
- a EUR 4.700 thousand loan to the company of Lafarge Cement Polska S.A. to finance ongoing operations.

At 30 December 2001 the Bank's off-balance sheet commitments totalled PLN 9.884 million. This represents an increase of 59.4% compared to the end of 2000. The increase involved here is primarily traceable to steep growth in undrawn credit lines. This growth mainly stemmed from the Bank's merger with CPSA. At year-end, the undrawn credit lines made available by the Bank amounted to PLN 6.779 million, an increase of 115.2% on the end of 2000. As a proportion of all contingent commitments extended, these facilities rose 17.8 points, to stand at 68.6%.

The volume of guarantees extended by the Bank also trended upwards. The Bank's commitments on these stood at PLN 2.738 million, up 8.3% compared to 31 December 2000.

In the period under review, a decline was seen in the value of the Bank's off balance sheet commitments under both import L/Cs issued and export L/Cs confirmed. L/Cs issued fell 39%, to PLN 185 million, while L/Cs confirmed dropped 45%, to PLN 63 million. Altogether, the Bank's exposure on L/Cs utilised as a payment instrument in foreign trade came to 2.5% of the off balance sheet commitments it had extended.

OFF BALANCE SHEET COMMITMENTS granted

PLN thousand	2001	2000	Change
	Period end		2001/2000
Total off-balance commitments	**9 884 155**	**6 198 946**	**59.4%**
Guarantees	2 737 591	2 527 225	8.3%
L/Cs issued	184 874	302 674	-38.9%
L/Cs confirmed	63 155	115 360	-45.3%
Undrawn credit lines	6 779 275	3 149 687	115.2%
Underwriting commitments	119 260	104 000	14.7%
Provisions against contingent liabilities	**125 913**	**25 330**	**397.1%**
Provisions/ contingent liabilities	**1.3%**	**0.4%**	**0.9**

Compared to the end of 2000, the Bank stepped up its specific provisioning against contingent liabilities, mainly against guarantees. At 31 December 2001 the ratio of specific provisions established to contingent liabilities undertaken had risen to 1.3%, as against 0.4% at year-end 2000.

2. *Quality of loan portfolio*

The year 2001 brought deterioration in loan portfolio quality, which was mirrored in a 4.5 point increase relative to December 2000 in the percentage of special mention and irregular loans within the total portfolio. This also contributed to a 40% growth in specific provisions. There were a number of factors at work here, namely:

- the worsening economic situation in Poland;
- the deterioration in the financial performance of certain industries or borrowers, which necessitated the downgrading of the exposures concerned, now classified in higher risk categories;
- the application of a stricter provisioning policy.

Quality of loan portfolio

PLN thousand		2001	2000	Change
		Period end		2001/2000
Loans to customers, gross		**15 825 158**	**11 123 773**	**42.3%**
Normal		10 641 956	7 978 713	33.4%
Watch		1 116 543	1 103 524	1.2%
Irregular		**4 066 659**	**2 041 536**	**99.2%**
of which:	*substandard*	*1 149 105*	*248 684*	*362.1%*
	doubtful	*1 622 261*	*748 810*	*116.6%*
	loss	*1 295 293*	*1 044 042*	*24.1%*

Share in total portfolio:			
Watch & irregular loans	32.8%	28.3%	4.5
Watch	7.1%	9.9%	- 2.9
Irregular loans	25.7%	18.4%	7.3

Excluding interest receivable

Receivables classified substandard increased very sharply, going up 362% compared to the end of the previous year, and rising from 2.2% to 7.3% of the portfolio. The proportion of doubtful loans also increased, up from 6.7% to 10.3% of total receivables. On the other hand, the proportion of loss loans in the total loan book declined, coming down from 9.4% of the portfolio to 8.2% at 31 December 2001.

Provisions against outstanding loans to non-bank customers

	2001	2000	Change
PLN thousand	period end		2001/2000
Specific provisions	**1 177 080**	**840 905**	**40.0%**
Against loans classified as normal and watch	1 245	-	-
Against loans classified irregular	1 175 835	840 905	39.8%
Specific provisions/ total loans	7.4%	7.6%	- 0.2
Specific provisions/ normal and watch loans	0.0%	-	-
Specific provisions/ irregular loans	28.9%	41.2%	- 12.3

The volume of specific provisions established against irregular classifications, standing at PLN 1.177 million, fully complies with the requirements laid down in the regulations of the National Bank of Poland.
The Bank also charged PLN 50 million to general provisions, making full use of the statutory incentive to do so. These funds, which the Bank can dispose of freely, constitute a guarantee of full financial safety.

With a view to improving the quality and soundness of the loan portfolio, credit risk management methods were updated in 2001. The Bank is now applying a new system of credit risk assessment and new lending procedures, and has altered the organisation of its lending division. The change in credit risk assessment methodology was accompanied by a stricter separation of responsibilities between risk assessment and lending decisions, and also credit administration and monitoring functions. Further, changes were made in the structure of authority concerning the Bank's financial exposures, and the process of management decision-making was made more efficient.

The Bank monitors its exposure to particular sectors of the economy on an ongoing basis, pinpointing those areas where the Bank's exposure should be increased, and also those sectors where the outlook is unfavourable and its exposure should be reduced. In the case of large corporate customers and financial institutions, the divisions of the Bank responsible for its policy concerning exposures to particular sectors are those of Corporate Banking, Investment Banking and Financial Institutions, while the Commercial Banking Division exercises a similar function with respect to small and medium enterprises.

3. *Deposit products*

At 31 December 2001, the Bank's external funding totalled PLN 22.191 million, an increase of 41.6% compared to year end 2000.

Deposits represented the core source of funding for the Bank's assets in 2001. The balance of funds taken from non-bank customers rose 74.5% on the previous reporting period, to stand at PLN 18.529 million. Thanks to this growth, the Bank's share of the total deposits taken by the banking sector (excluding interbank deposits) climbed from 3.7% to 5.7% at year end. Meanwhile, the funding from financial institutions decreased 8.4%.

The strong deposit growth achieved was the result of the Bank expanding its product range and applying a more flexible pricing policy.

EXTERNAL FUNDING

PLN thousand	2001	2000	Change 2001/2000
	period end		%
Due to NBP and financial institutions	**5 060 710**	**5 600 472**	**-9.6%**
Demand	1 446 189	882 624	63.9%
Term	3 614 521	4 717 848	-23.4%
Interbank deposits	841 193	2 162 552	-61.1%
Borrowings	1 662 954	2 062 238	-19.4%
Due to other financial institutions	1 110 374	493 058	125.2%
Due to customers and Budget	**17 130 228**	**10 070 252**	**70.1%**
Demand	3 767 864	1 873 078	101.2%
Term	13 362 364	8 197 174	63.0%
Total external funding	22 190 938	15 670 724	41.6%

Excluding interest payable

The Bank's deposit products were not only addressed to large companies and institutions, but also to personal customers. In winning personal deposits, the Bank was able not only to take advantage of the launch and expansion of its own Retail Banking Division, but also to draw extensively on the enlarged branch network afforded by the merger of the retail operations of Handlobank and Citibank. The Retail Banking Sector of Bank Handlowy w Warszawie SA now operates under the Citibank logo.

The Bank continued its relationship with various budget sector institutions, such as Health Trusts and local government institutions, and also with universities and colleges (both public and private); as a result, it was able to maintain it's funding from government deposits, which totalled PLN 878 million.

Due to non-bank customers

PLN thousand	2001	2000	Change 2001/2000
	Period ended		%
Due to:			
Individuals	6 037 483	3 813 048	58.3%
of which: Retail Banking Sector	4 244 432	862 958	391.8%
Corporates and institutions	10 205 405	5 349 958	90.8%
Budget	877 679	880 648	-0.3%
Non-bank financial institutions	1 398 788	550 334	154.2%
Other	9 660	26 597	-63.7%
Total due to non-bank customers	**18 529 015**	**10 620 585**	74.5%

excluding interest payable

Particularly fast growth was attained in individuals' PLN balances. These went up from PLN 2.305 million in the previous year to PLN 3.906 million at the end of 2001, an increase of 69.4%. This allowed the Bank to increase its share of total individuals deposits at the banks from 1.9% at year end 2000 to 2.8% at 31 December 2001 (with the Bank's share of individual PLN deposits rising from 1.5% to 2.2%).
The deposits taken by the Retail Banking Sector rose 392%, going up from PLN 863 million to PLN 4.244 million at 31 December 2001. This represented 70% of personal deposits at the bank and 23% of all liabilities to non-bank customers.

Due to non-bank customers

PLN thousand	2001	2000	Change 2001/2000
	period end		%
PLN deposits	**12 975 470**	**7 198 694**	**80.2%**
Demand	2 551 227	1 108 125	130.2%
Term	10 424 243	6 090 569	71.2%
Foreign currency deposits	**5 543 885**	**3 395 295**	**63.3%**
Demand	1 495 389	795 636	87.9%
Term	4 048 496	2 599 659	55.7%
Other	**9 660**	**26 597**	**-63.7%**
Total due to non-bank customers	**18 529 015**	**10 620 585**	**74.5%**

excluding interest payable

The determining factor behind the overall growth in deposits in 2001 was the stronger growth recorded in PLN balances. Compared to the previous year. PLN deposits from non-bank customers grew 80.2%, to stand at PLN 12.975 million. This was equivalent to 70% of all deposits taken. Foreign currency deposits totalled PLN 5.544 million, an increase on the year of 63.3%.

4. Retail banking

In the past the Bank funded its operations mainly from corporate deposits. One of the strategic objectives of the Bank is a significant increase of individuals' deposits in funding base of the Bank.

The fusion of the safety and soundness that is guaranteed by the tradition and track record of Bank Handlowy w Warszawie SA on the Polish market with the international experience of Citigroup on global markets has brought this objective closer. Even in 2001 the Bank significantly increased in retail banking sector the amount of amounts due to individuals from PLN 862 million to PLN 4.244 million, i.e. 391.8%.

The retail network consists of 112 full-service offices. The number of retail customers climbed from 211 thousand at the end of 2000 to 608 thousand at year end 2001.

In 2001, the Bank's retail product range was enhanced by the inclusion of a whole series of investment products. The development was also begun of the Citibank Online Internet platform. In 2002, expanding and upgrading this platform will be a priority task for the Bank in its quest to become a leading player on the Internet banking market. The launch of new retail banking products is supported by intensive, state-of-the-art marketing efforts designed to increase recognition of the Citibank brand name and particular Citibank products.

In the years ahead, the Bank's activity in this area will focus on promoting personal accounts, investment products and insurance. In 2002, the Bank plans to offer its customers life assurance.

In April 2001,the customer accounts maintained within the Handlobank retail-banking sector were converted from the Profile system to the Systematics system in use at Citibank. Initial problems stemming from this conversion were subsequently eliminated, and the Bank's system is currently fully operative and stable. No changes to the system are envisaged in the near future.

5. *Treasury operations*

In 2001 there were events that had a material influence on financial markets. This includes terrorist actions in the USA and crisis in Argentina. In Poland the major impact was from Monetary Policy Council and problems with budget deficit.

Following the merger of Bank Handlowy and Citibank Polska SA the Bank's share in interbank FX market increased to 15%. The Bank was also a leader in derivatives market with 30% market share in swaps and FRA. The Bank's share in deposit market in 2001 is estimated at 10% and 8%-10% in debt securities market.

The Bank enters on interbank market and with non-banking customers the following transactions:

- FX Spot. Forward and Swap,
- Placements and deposits,
- Repo and Reverse Repo,
- FRA,
- IRS and CIRS,
- Options.

6. Custody and agency services

In 2001, Bank Handlowy continued its provision of custody services involving securities. The Bank is one of Poland's leading depositories. It offers its services both to foreign investors active on the Polish capital market and to domestic financial institutions, including investment and pension funds. In doing so, the Bank operates as an integral part of the global custody network of Citibank N.A. known as Global Securities Services.

The custody services provided by the Bank include operating securities and cash accounts, settling securities transactions, handling dividend and interest payments, portfolio valuation and execution of customer proxies, and it also arranges customer representation at general meetings of shareholders.

The Bank acts as depository for five open-ended pension funds, namely, AIG OFE, SAMPO OFE, OFE Pocztylion, Pekao OFE and Zurich OFE, and also for the Staff Pension Fund of Telekomunikacja Polska SA.

The Bank acts as depository for 27 investment funds set up by the following investment fund companies: Skarbiec TFI SA, WBK AIB TFI SA, SEB TFI SA, Invesco TFI SA, and Pioneer Pekao TFI SA.

The Bank's activity as Payment Agent to the Government, carried out under an agreement concluded with the Minister of Finance, involves the provision of services related to the foreign assets and liabilities of the Polish Treasury.
In 2001, the Bank handled over 400 agreements concerning loans, refinancing, debt reduction, compensatory settlements, debt-for-nature swaps and Treasury Eurobond issues, and also operated 12 clearing, countertrade and special accounts.
The settlements performed by the Bank for the account of the Ministry of Finance in connection with the repayment of liabilities and collection of debts totalled PLN 31 billion.

Pursuant to an agreement with the Ministry of Finance, in 2001 the Bank continued to administer Treasury liabilities arising on the unsettled debts of health service establishments; totalling PLN 8.4 billion, these debts are held by thousands of creditors.

7. Cooperation with international financial institutions

The scope of the Bank's cooperation with international financial institutions altered in 2001 as a result of the merger with Citibank (Poland) S.A. Being able to draw on the extensive Citibank international network, there was no need to maintain such a large number of correspondent accounts as in previous years, and settlements were concentrated within the Citibank network as far as was rationally possible. Moreover, due to the substantial growth seen in settlements performed in euros, correspondent accounts in euro legacy currencies were closed during the year. At year end, the Bank had 31 nostro accounts in 23 countries, these being used for both interbank settlements and customer payments.

In August 2001, the Bank concluded a strategic agreement with Kreditanstalt fur Wiederaufbau concerning the opening of a EUR 25 million line of credit to finance the capital projects of small and medium enterprises in the areas of infrastructure, environmental protection, energy efficiency, and also investment in industry and services. This is the third initiative of this kind

taken by the Bank, alongside facilities provided in previous years by the European Investment Bank. Thanks to lines such as these, small and medium enterprises are able to use the offices of Bank Handlowy to access long-term financing from the assistance funds of the European Union.

The Bank also arranged a PLN 3 billion long-term bond issuance facility for the European Investment Bank, the aim of which is to provide finance for infrastructure projects in Poland. The bonds have a maturity of from 1 to 30 years, have been admitted for public trading, and are being issued in several tranches. The end of 2001 had performed two issues, to a value of PLN 200 million and PLN 300 million, both maturing in 2011. The Bank is the sole arranger and underwriter for this facility.

At year end 2001, the Bank operated 222 vostro accounts in PLN and 34 in foreign currencies for foreign banks from a total of 34 countries, thereby continuing its longstanding traditions in settling foreign trade. The PLN accounts are also used to a significant extent by the largest international financial institutions investing in Polish securities. The Bank holds an individual foreign exchange licence from the National Bank of Poland allowing it to settle the PLN claims and liabilities of non-residents in a manner that fulfils their expectations.

Over and above its integration and close collaboration with the Citibank international network, the Bank has retained its own well-established position in handling and settling foreign trade transactions, cooperating with over 700 banks and their respective offices worldwide. In 2001, the geographical pattern of this cooperation corresponded to the structure of Poland's foreign trade (primarily involving European countries), and in this respect the Bank utilised its long contacts with the largest banks in particular countries, concentrating on partners with strong and sound financial condition.

The Bank also maintained ongoing contacts with selected foreign financial institutions on the international money and capital markets, upholding its reputation in this area as one of the largest, most active and most innovative partners in Poland.

8. Changes in range of banking products and level of computerisation

New products and distribution channels

The Bank has been systematically modernising the product delivery technologies it employs, and is also constantly expanding the product range offered to customers, introducing new instruments to support efficient funds management and modifying those instruments already available. Customers can access the Bank's services via:

- Inter Centrum – a call centre that provides access to ongoing account and transaction information, allows the performance of payment instructions and opening of time deposits, and functions as an information bureau regarding the Bank's products and services;
- CitiDirect – an Internet banking system that offers direct 24-hr access to customer accounts (information on balances and account history. bill payment. other transfers);
- Telephone Sales – an integrated customer sales service.

In 2001, the Bank made available a number of new products for corporate customers, including:

- Banker's Acceptances – a financing facility whereby the Bank accepts bills drawn by customers and then offers the resulting acceptances to third-party investors in search of short-term instruments secured by a first-class bank;
- Channel Financing – a revolving finance facility for retail distribution outlets;

- Franchise Financing – a financing facility for franchisees under leasing arrangements or direct advances;
- Securitisation – a financing facility whereby a pool of earmarked assets generating regular cash flows are used to access immediate funds from investors in return for debt securities backed by those assets.

With respect to structured products, the Bank began offering customers exotic options and customised swaps.

To meet the constantly growing needs and expectations of smaller businesses (firms with annual sales of up to PLN 4 million), the Bank has developed a special Inter Biznes programme, which ensures quick and easy access to the Bank and to new products via the Inter Centrum call centre. 24-hr Internet banking, and a network of 62 offices staffed by qualified financial advisors; the extension of the Bank's opening hours thanks to telephone and Internet services; the provision of top-quality services; the use of simple, easily understandable banking procedures; and a safety and reliability that is guaranteed by the tradition and track record of the Bank on the Polish market and by the international experience of Citigroup on global markets.

The Inter Biznes programme for small businesses includes the Inter Konto package, comprising a current account and debit card together with call centre and CitiDirect.

The Inter Biznes programme was extended in 2001 to incorporate insurance products and overdraft facilities. In addition, the Bank introduced unsecured lines of credit for new customers, and business development loans for the development of small and medium enterprises, refinanced by Kreditanstalt fur Wiederaufbau and the European Union.

October 2001 saw the launch of the first "Universal Banking Kiosk", a self-service machine that accepts simple payments, such as for telephone or gas bills. In the near future, kiosks of this type, which currently only take cash, will also accept payment by bankcard.

During the year, the Bank also introduced the FakturyOnline.pl system to handle customers' commercial finance transactions. The standard functions of this system allow customers to issue and present invoices, and make payments. The system was expanded to include a module that handles invoice discounting under factoring facilities and the submission of applications for loan disbursements under finance facilities for the distribution trades.

Acting in conjunction with Polska Telefonia Cyfrowa. the operator of the Era mobile phone network. Bank Handlowy was the first institution in Poland to offer customers with these phones the opportunity to use them to carry out secure payments for purchases made over the Internet. To access this service, customers with a mobile phone that receives SMS messages and a credit card issued under the Visa or MasterCard systems simply have to log in at http://zakupy.eranet.pl.

IT systems

The merger of the Bank and CPSA necessitated the establishment of a telecommunications platform ensuring access for all of the Bank's staff to the IT systems of the new institution. One of the tasks posed in this field was to integrate the telecommunications networks of the two

banks. In order to separate the public address resources of the former Bank Handlowy within the structures of the Citicorp network. a firewall was installed at the interface of the two networks.

The central area of work in 2001 was the IT integration of the two systems. A month after the official merger, an interoffice settlement function was implemented within the IT systems in operation. Due to the withdrawal from operation of the Profile system in the Retail Banking Division, the remaining systems (Ibis and Promak) were adapted to run in conjunction with Sytematics.

Another important undertaking during the reporting period was the major overhaul of the WAN/LAN telecommunications infrastructure at the Settlement Centre in Olsztyn. This was made necessary by the continuing work on constructing an operational processing centre for interbank settlements. supporting all of the Bank's offices and units.

The Bank's systems were adapted to correspond to the requirements of centralising the processing of domestic and international transfers by means of scanning customer transfer orders at branch offices and their subsequent processing at the Settlement Centre in Olsztyn.

During the year, the Bank finalised the conversion to the euro of accounts held in the national component currencies (the "IN" currencies). In the framework of the "Euro project", accounts in the single currency were opened automatically for those customers holding accounts in the IN currencies, yet not holding euro accounts. Software was developed to allow the successive and automatic conversion to the euro of these customer accounts (deposits).

A key task for the Bank was the implementation of the new Flexcube IT system, which replaced the IBBS system, operated at the former CPSA. In parallel with the work being conducted on implementation and on data conversion from IBBS to Flexcube, intensive efforts were made to carry out the conversion to Flexcube from the Bank's other accounting system. Ibis. Special software was written for this purpose, and appropriate procedures were developed for the conversion itself and for validation of the conversion process. The work involved here also included developing an interface to integrate the Goniec electronic banking system with Flexcube and to allow reports generated within Flexcube to be delivered under the COOL system, used to store report archives. As of December 1, the Flexcube system was brought on stream in the Bank's Wrocław region, which had previously been running Ibis, the basic IT platform for the corporate banking area within Bank Handlowy prior to the merger, Completion of Flexcube implementation at all the Bank's branches and at Head Office, signifying the transition to a single IT platform throughout the entire Bank. is projected to take place in October 2002.

9. *Changes in management framework*

As of the beginning of February 2001, the Bank has been operating within a new organisational structure that has been adjusted to reflect the existing division of the Bank's activity into commercial and retail business, and which also provides for support functions related to the Bank in its entirety.
The new organisational structure of Bank Handlowy is based on three sectors:

- **Commercial and Investment Banking**
  comprising the divisions and departments involved in servicing business organisations and other institutional customers (customer service management, products, loans, operations and technology);

- **Retail Banking**
  comprising the divisions and departments involved in servicing personal customers (distribution, marketing, loans, operations and technology, financial control, direct sales and Citiphone);
- **Management and Support**
  responsible for providing both front office sectors with the uniform level of support necessary for them to function properly. This sector comprises personnel management, legal support, financial control, and other support departments (including internal audit, property management and compliance monitoring).

The changes made to the Bank's organisational structure are designed to promote the Bank's future development and ensure the performance of the business strategy adopted. In addition, these changes are intended to assist the Bank's operations on new segments of the market, increase the efficiency of customer service, and enable the Bank to offer its customers a modern and comprehensive range of products.

2. Entities constituting the Group and included in the consolidation

1. Entities fully consolidated

Dom Maklerski Banku Handlowego S.A.

Following the agreement dated 23 March 2001 between the Bank and Citibrokerage – its subsidiary undertaking – located in Warsaw („Citibrokerage") commencing from 1 April 2001 the transfer of a business constituting an organisationally separate establishment of Bank Handlowy, previously trading as Bank Handlowy w Warszawie SA, Warsaw Branch V, Capital Markets Centre ("COK BH") to Citibrokerage was effected.

The COK BH brokerage business was transferred to Citibrokerage as a non-cash consideration for equity against an increase in the authorised capital of Citibrokerage, pursuant to a resolution of the General Meeting of Shareholders of that company adopted on 7 March 2001. The resolution implied increase of share capital by issue of 37.300 inscribed shares B series with face value of PLN 1.500 each, totalling PLN 55.950.000. The Bank against a non-cash consideration acquired the shares.

As at 1 April 2001, the book value of all the assets of the COK BH brokerage house, constituting a non-cash consideration for equity in Citibrokerage, as entered in the Bank's books of account, amounted to PLN 231.099 thousand. The net assets value of the COK BH brokerage house, constituting the non-cash consideration for equity, as computed at 31 January 2001, and subsequently revised at 1 April 2001, amounted to PLN 55.950.000.

Following the provisions of the resolution dated 7 March 2001 as of the day of transfer of COK BH to Citibrokerage, the existing name of the Citibrokerage SA undertaking was changed into "Dom Maklerski Banku Handlowego SA" ("Dom BH").

As a result of the transaction the market share of Dom Maklerski increased. The homogenous product range and brokerage services available to customers via merged network were developed. It is critical due to increasing competition in this market in Poland. The quality of service both in respect of individuals and corporate customers increased.

The Bank currently conducts its capital market brokerage activity through the offices of DM BH. in which it holds 100% of the equity. Share capital of DM BH S.A. equals PLN 70.950 million. As at 31 December 2001 total assets amounted to PLN 185.259 million. The entity recognised profit of PLN 7.845 million in the year ended 31 December 2001.

Name of undertaking (legal form)	Location	BH share in share capital	Total assets	Own equity excluding net profit*)	Net profit*)
		%		PLN thousand	
Dom Maklerski Banku Handlowego SA	Warszawa	100.00	185 259	73 049	7 845

*) before consolidation adjustments

Primary activity of Dom Maklerski Banku Handlowego S.A. in the analysed reporting period was concluding purchase-sale transactions at Giełda Papierów Wartościowych w Warszawie S.A. both on behalf of customers (brokerage activity) and on its own account. Additionally, the entity provided services to securities issuers including maintenance of issue sponsor register and acting as market arranger or market maker at WSE or CeTO.

In 2001, DM BH came second in the annual ranking of all brokerage houses in terms of their primary market activity, compiled by the *Rzeczpospolita* daily newspaper.

The value of the securities issues arranged by DM BH in 2001 stood at PLN 2.507.2 million. giving it a 22.92% share of the Polish market. DM BH organised 5 of the 32 public offerings arranged in Poland, thereby capturing a 15.63% share of all public offerings. It also played a pioneering role in establishing the first Internet portal site for the Warsaw Stock Exchange. This involved the first pending public offering in Poland where share subscriptions were carried out utilising the IT system in place at the Exchange. In addition, in 2001 DM BH acted as underwriter for public issues totalling PLN 22.133.4 thousand.

The business transacted by DM BH in 2001 also put it in second place among all brokerage houses in terms of both share trading on the Warsaw Stock Exchange (trades totalling PLN 7.003.79 million. representing a market share of 11.57%) and bond trading (trades totalling PLN 490.16 million. representing a market share of 9.62%). In addition, DM BH was the seventh largest broker in futures contracts, accounting for 5.33% of turnover by volume (398.963 contracts).

DM BH was also a leading player on the Polish capital market in its role as sponsor for issues by 40 listed companies and 8 unlisted ones.

DM BH was rewarded for its highest activity as a market arranger in 2001. DM BH played this function for 51 security issues (22.2% of shares quoted on WSE). It is a market arranger's responsibility to give its bids and offers for certain constant size or value. Market arranger is a guarantor for investors that their orders will be realised.

In 2001, the number of securities accounts maintained by DM BH fell by 6 when compared to the 13.389 accounts operated altogether by COK BH and Citibrokerage SA at the beginning of the year. Nevertheless. it is worth noting that DM BH gained 153 new clients that do not hold their securities at DM BH, but at a depository banks, among which is Bank Handlowy.

During the period under review, DM BH launched a package of analytical services for institutional and private clients that encompasses daily and weekly bulletins, fundamental analyses. Teleconferencing, and direct meetings between investors and analysts. Several dozen presentations were also held concerning the various products on offer to clients. These presentations mainly focussed on asset management services and share offerings on the primary market.

Wide cooperation with Schroders Salomon Smith Barney enabled DM BH to take third place in the Institutional Investors ranking conducted among top international and domestic investment funds.

In the near future, the entity intends to extend its brokerage activity by offering intermediation in conducting transaction on offshore regulated markets.

2. Entities consolidated on an equity basis

2.1. Banking institutions

In 2001 the Bank was implementing the strategy of decreasing its equity investments in other banks.

The Bank sold part of the shares held by the Bank in Mitteleuropäische Handelsbank AG, valued at PLN 37.361 thousand. Following the sale, the Bank holds 19.99% of this company's capital, classing this as a minority holding.

In 2001 the Bank sold its entire shareholding in associated undertaking of Centro Internationale Handelsbank AG, previously consolidated on an equity basis. The transaction was concluded with Raiffeisen Zentralbank Oesterreich AG (RZB. Austria) and the shareholding constituted 45.09% of the share capital of Centrobank and conferred the right to the same percentage of votes at a General Meeting of Shareholders.

As of 31 December 2001 Bank Handlowy International S.A. was not consolidated due to liquidation process and redemption of equity stake in the entity.

2.2. Investment companies

The Bank conducted equity investment activities through special purpose investment vehicles (SPVs). As a result of Management's intention to limit this activity it is expected that these companies will be gradually restructured or liquidated. Currently the Bank owns four such SPVs. the main financial information for which is presented below:

Investment companies

Name of undertaking (legal form)	Location	BH share in share capital	Total assets	Own equity excluding net profit*)	Net profit*)
		%	PLN thousand		
Handlowy Inwestycje Sp. z o.o.	Warsaw	100.00	59 199	15 409	4 540
Handlowy Inwestycje II Sp. z o.o.	Warsaw	100.00	16 666	17 749	-1 232
Handlowy Investments S.A.	Luxembourg	100.00	154 632	15 481	-28 244
Handlowy Investments II S.a.r.l.	Luxembourg	100.00	40 514	10 831	-2 153

*) before consolidation adjustments

Handlowy Inwestycje Sp. z o.o.

As at 31 December 2001 Handlowy - Inwestycje Sp. z o.o. managed a portfolio that included shares in Handlowy Heller S.A.. Handlowy Leasing S.A. and Lubelska Fabryka Maszyn Rolniczych S.A. totalling PLN 3.742 thousand. The highest single equity investment in the reported period remained commercial papers issued by Hortex Holding S.A. and bonds issued by ZO Bytom S.A.

As a result of agreement on 26 July 2001 signed between Handlowy Inwestycje Sp. z o.o., Hortex Holding S.A., Bank of America (Polska) S.A., Bank of America International Investment Corporation. EBRD and BGŻ S.A. on restructuring of Hortex Holding S.A. indebtness resulting from commercial papers the repayment of receivables due on 26 July 2001 was postponed.

In most cases investments made by Handlowy Inwestycje Sp. z o.o. were financed by the Bank in a form of repayable contributions to capital, subordinated loans or from capital surplus of the entity.

In 2001 investment portfolio of Handlowy Inwestycje Sp. z o.o. was reduced. As a result of concluded transactions value of investment portfolio decreased from PLN 92.4 million to PLN 55.4 million. The biggest transactions included sale of shareholding in Danuta S.A. and partial sale to the Bank of bonds issued by ZO Bytom S.A. Shareholding in Danuta S.A own by Handlowy Inwestycje Sp. z o.o. was sold on 11 January 2001 to "D.International" Sp. z o.o. located in Malbork.

Handlowy Inwestycje Sp. z o.o. recognised a net profit of PLN 4.540 thousand in 2001.

Handlowy Inwestycje II Sp. z o.o.

At the end of 2001 Handlowy Inwestycje II Sp. z o.o. managed the portfolio comprising of shareholding in TIM S.A.. Browary Strzelec S.A.. Inter Groclin Auto S.A.. ZO Bytom S.A.. Rafamet S.A.. Karen S.A.. EMA S.A. and Fasing S.A. As at 31 December 2001 the total value of the portfolio amounted to PLN 7.128 thousand.

In 2001 the entity purchased from Centrum Operacji Kapitałowych Banku Handlowego w Warszawie S.A. 2.072.388 shares of TIM S.A. On 18 December 2001 the entity repurchased from DM BH shareholdings in Rafamet S.A., Karen S.A., EMA S.A. and Fasing S.A. Simultaneously, at the end of December 2001part of the shareholdings was sold in stock exchange transactions. Additionally, in 2001 whole shareholding in NFI 04 Progress S.A. and part of the shareholding in Browary Strzelec S.A. was sold.

As a result of the transactions during 2001 value of investment portfolio held by Handlowy Inwestycje II Sp. z o.o. decreased from PLN 21.1 million to PLN 16.0 million.

Likewise in Handlowy - Inwestycje Sp. z o.o., in most cases investments made by Handlowy Inwestycje II Sp. z o.o. were financed by the Bank in a form of repayable contributions to capital, subordinated loans.

As at 31 December2001 Handlowy Inwestycje II Sp. z o.o. recognised a net loss amounting to PLN 1.232 thousand. The loss mainly resulted from deterioration of investment portfolio and expense related to repayment of subordinated debt.

Handlowy Investments S.A.

The total value of the portfolio of Handlowy Investments S.A. in the end of 2001 amounted to LUF 1.515 million, or PLN 132 million (compared to PLN 198 million at the end of 2000). The portfolio was comprised mainly of the following companies: Eastbridge N.V., NIF Fund Holdings PCC Ltd., Polimex-Cekop S.A., Handlowy Investment II S.a.r.l. and Pol-Mot Holding S.A. and Hortex Holding S.A.

The most significant transactions concluded by Handlowy Investments S.A in 2001 include:

- sale, for PLN 51.250 thousand. 2.500.000 ordinary bearer shares (whole shareholding) of Frantschach Świecie S.A.: the shares represented 5% share in capital and voting rights on General Meeting of Shareholders of the entity.
- acquisition of 4.866.924 ordinary registered shares D series of Polimex Cekop S.A. issued in a form of capital increase amounting to PLN 25.308 thousand.

The net loss at the end of December 2001 amounting to PLN 28.244 thousand resulted from creation of provision for diminution in value of shares held in investment portfolios.

Handlowy Investments II Sarl

At the end of 2001 total value of Handlowy Investments II Sarl investment portfolio amounted to LUF 221.769 thousand. i.e. PLN 19.362 thousand. The portfolio comprised of shareholding in Techmex S.A and 1 share in Handlowy Investments S.A.

The most important transactions concluded by Handlowy Investments II Sarl in 2001 include sale of 134.523 Pekao SA shares. Despite realisation of profit on the sale of the shares amounting to PLN 3.016 thousand, the entity recognised a loss of PLN 2.153 thousand, mainly due to material expense on subordinated loan paid to the Bank.

2.3. PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A.

PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A. – "The Fund" (Pension Fund Company). is a joint-stock company founded on 1 August 1998 by Powszechna Kasa Oszczędności - Bank Państwowy (currently Powszechna Kasa Oszczędności Bank Polski S.A.) and Bank Handlowy w Warszawie SA. The entity offers pension insurance within II Pillar on pension systems.

The Bank's share in the Fund's equity is 50%. The share capital of this company, at PLN 260 million, is one of the largest among all pension fund companies. The value of funds invested almost doubled in 2001, going up from PLN 300 million at the end of 2000 to PLN 582 million at year end 2001. Towarzystwo recognised a loss of PLN 88.725 thousand for financial year ended 31 December 2001

The adverse financial results of the Towarzystwo in 2001 resulted from unsuccessful investments made in previous years in high-tech entities. During 2001, as a result of deterioration of investments made in previous years, despite significant change in investment strategy that resulted in visible improvement of management results Towarzystwo, as the Fund's manager, was required to contribute an additional sum of over PLN 38 million to the Fund's assets. The necessity of contributions made to the Fund managed was the result of twice failing to achieve the minimum rate of return for the preceding 24 months, as calculated by the Agency for the Supervision of Pension Funds on a quarterly basis.

Given the failure to achieve the minimum rate of return, the investment strategy of Bankowy OFE underwent a change in the course of 2001. At the beginning of the year, 41% of its funds were invested in equities and 46% in bonds, whereas by year end only 19% remained in equities and 61% had been placed in bonds. Due to the lack of stability on the stock exchange, the Fund has scaled back the above-average holding of equities it had in its investment portfolio in favour of debt securities, these being viewed as safer instruments, with less downside risk. The share of equities in its investment portfolio will be increased again when it is considered that there is a real chance of the market downtrend being reversed.

3. Choosen entities constituting the group and excluded from consolidation

1. Leasing

The Bank owns 2 lease finance entities: Handlowy-Leasing S.A. and Citileasing Sp. z o.o. Leasing activity in 2001 was focused both on low, medium and large value leasing transactions and supporting sale programmes arranged by producers and distributors.

The primary method for getting new transactions was the network of the Bank's advisors and proper targeting of selected customers via leasing advisors of Handlowy-Leasing S.A., dealers' network and financial intermediaries.
Product range of the entities includes operating lease, capital lease and term lease. The fixed assets financed by the company, under lease agreements, comprise mainly the following groups:

- industrial machinery and equipment, complete process technology and industrial plant installations;
- telecommunication equipment systems;
- transportation equipment;
- printing equipment;
- construction machinery.

Financing is provided both in PLN and in foreign currencies.

The net value of the assets leased by the company in 2001 stood at PLN 409.8 million, while the number of lease agreements concluded rose to 1.092 including 907 operating lease agreements and 185 capital lease agreements. Lease portfolio of the entities at the end of 2001 increased up to PLN 733 million and. having in mind difficulties of the leasing sector in Poland, it should be treated as a real achievement.

At present, the leasing entities are one of the largest lease finance companies in Poland in terms of the volume of assets leased equalling 4.4%. As per ranks published related to volume of assets leased in 2001 the entities together rank in top 5 in Poland.

These two companies are to merge in 2002 and will subsequently continue trading as Handlowy-Leasing S.A.

In 2002 Handlowy-Leasing SA plans to conclude some new lease transactions amounting to PLN 680 thousand, which should significantly increase its market share and strengthen its stake in the segment of motor vehicles, machinery and industrial equipment. In the structure of fixed assets subject to leasing agreements concluded by the entity motor vehicles, machinery and industrial equipment will play dominant role. Expected dynamic growth and further expansion of transportation means leasing will be enhanced by improved product range within transportation leasing programme.

2. *Factoring*

Factoring services are provided by the specialised company of Handlowy-Heller S.A. The company was established by the Bank (50%) together with a Dutch partner, NMB Heller Holding N.V. (50%), in 1994.

The financial services offered by Handlowy-Heller S.A. include the factoring of domestic receivables on a recourse or non-recourse basis, the non-recourse factoring of export receivables, the ongoing handling of receivables collection, and debt recovery in relation to delinquent receivables.

Handlowy-Heller S.A holds a leading position in terms of turnover on the market for factoring services. Its share of the total market, measured by the value of receivables purchased, stands at around 12%.

In 2001, the company's turnover amounted to PLN 973.4 million, a decrease of 26.2% compared

to the year before. This decline involves customers with whom factoring agreements had been signed in previous years. However, turnover on services provided to new customers gained during the year came to almost PLN 198 million, an increase of 31% compared to the new business obtained in 2000. In the course of 2001, the company entered into 38 new factoring agreements.

In 2001, the company joined the Polish Confederation of Private Employers and began liaison with other factoring companies in Poland with a view to initiating changes to statutory regulations concerning the taxation of factoring services.

3. *Asset management and investment funds*

In 2001 third party asset management was one of the most rapidly growing product lines offered by the Bank's capital group. Assets entrusted to Handlowy Zarządzanie Aktywami SA for management increased from PLN 437 million at the end of 2000 to PLN 767 million at 31 December 2001, which represents a 76% growth. Of this PLN 404 million was managed for the different funds of Kapitał Handlowy. PLN 204 million were on Discretionary Managed Accounts of insurance firms and the remaining PLN 159 million on Discretionary Managed Accounts of other corporate and individual customers. If advisory services offered by Handlowy Zarządzanie Aktywami SA are included, total assets under management and for which advisory services are offered rose by 102% from PLN 596 million to PLN 1.202 million.

2001 was also a very good year for the Bank's investment fund society Towarzystwo Funduszy Inwestycyjnych Banku Handlowego SA (TFI BH). Assets entrusted to TFI BH by customers rose rapidly – primarily as a result of the inflow of funds from individual customers, which rose by 1.820%. Assets of the five Kapitał Handlowy funds managed by TFI BH rose by PLN 89 million at the end of 2000 to PLN 404 million at the end of 2001. The 354% growth over the 12 months of the year placed TFI BH among the most rapidly growing societies and gave it the seventh position with a market share of 3.4%. This was primarily the result of the commencement of distribution of Kapitał Handlowy investment funds through retail branches in the second half of the year.

In 2001 most of the customers was interested in Debt Securities Fund Kapitał Handlowy III OFI, which assets amount to PLN 300 million at the moment. (PLN 175 million increase). The fund is one of the biggest debt securities fund in the market in terms of assets size.

Winning of the tender for setting up and management of the Employee Ownership Fund of Polish State Railroads (Fundusz Własności Pracowniczej Polskich Kolei Państwowych) was another great success of TFI BH. Over 400 thousand employees are to participate in the Fund and total assets that are to be placed in the fund over the next few years are estimated by the management of Polish State Railroads to reach PLN 1.3 billion. Employee Ownership Fund of Polish State Railroads is an unique undertaking of employees' participation in privatisation programme. The Fund should receive 15% of funds from sale of PKP S.A. property (inter alia real estate and shareholding in subsidiaries). Signing on 20 February 2002 of an agreement between PKP S.A. and TFI BH, on establishment and management of the fund was the last stage of a tender process. Registration of the Fund and first payments are expected in 2002.

After 2001 TFI BH is still the clear leader on the Employee Pension Programme market. By the end of the year over 22 Employee Pension Programmes in the form of an agreement with Kapitał Handlowy Senior Special Open Investment Fund (Kapitał Handlowy Senior SOFI) have been registered with the Office of the Superintendent of Pension Funds (UNFE). As a result of the

effective management and regular inflow of fees, assets of this Fund rose in 2001 by over 400% and at the end of December 2001 amounted to PLN 29.6 million.

At the West-Pomeranian Exhibition "My Money" TFI BH received the best fund award for the Employee Pension Programme based on the Kapitał Handlowy Senior SOFI.

Plans for 2002 include a further dynamic growth of assets managed by Handlowy Zarządzanie Aktywami SA and TFI BH through direct asset management and advisory services offered by the company. This is expected to the result of both a growth in the whole asset management business in Poland, as well as a strengthening of the competitive position. The planned 100% growth in assets under management will be made possible primarily through the introduction of new asset management products offered both to institutional and individual customers. Among the new products for release in 2002 is a liquidity fund designed to allow companies to invest surplus funds with attractive returns. Another important element of our strategy is the change of name of our investment funds from Fundusze Kapitał Handlowy to CitiFundusze (CitiZrównoważony FIO. CitiAkcji FIO. CitiObligacji FIO i CitiSenior SFIO) made on 26 March 2002. This should help increase our brand awareness among potential customers.

VII. Information on members of the Management and the Supervisory Board in parent entity

Changes in the composition of the Management and the Supervisory Board in 2001

At 31 December 2001. the Supervisory Board of Bank Handlowy w Warszawie SA comprised:

Mr Stanisław Sołtysiński	Chairman
Mr Jean Paul Votron	Deputy Chairman
Mr Göran Collert	Member
Mr Heinrich Focke	Member
Mr Krzysztof Grabowski	Member
Mr Mirosław Gryszka	Member
Mr Allan Hirst	Member
Mr Krzysztof Opawski	Member
Mr Ryszard Pessel	Member
Mr Carlos Urrutia	Member
Mr Edward Walsh	Member
Mr Ryszard Wierzba	Member

Pursuant to resolutions adopted by the Ordinary General Meeting of Shareholders on 25 June 2001, the following changes had previously been made to the composition of the Bank's Supervisory Board:

- the following members were recalled: Mr Dinyar Devitre, Mr Jacek Michalski, Mr Dipak Rastogi, Mr Aamir Zahidi,
- the following members were appointed: Mr Allan Hirst, Mr Carlos Urrutia, Mr Jean Paul Votron, Mr Edward Walsh.

At 31 December 2001 the Management Board of Bank Handlowy w Warszawie SA comprised:

Mr Cezary Stypułkowski	President
Mr Shirish Apte	Vice President
Mr Wiesław Kalinowski	Vice President
Mr Philip King	Vice President
Mr Witold Walkowiak	Vice President
Mr Edward Brendan Ward	Vice President

Pursuant to resolutions adopted by the Supervisory Board, the following changes had previously been made to the composition of the Bank's Management Board:

- on 29 March 2001:
  - Mr Shirish Apte was appointed Vice President of the Bank as of 29 March 2001,
  - Mr Antoni Sala was recalled as Vice President of the Bank as of 25 June 2001,
  - Mr Marek Oleś was recalled as Vice President of the Bank as of 30 June 2001,

- on 25 June 2001:
  - Mr Richard Jackson was recalled as Vice President of the Bank as of 25 June 2001,

- on 25 September 2001:
  - Mr Witold Walkowiak was appointed Vice President and Chief Financial Officer of the Bank as of 25 September 2001,
  - Mr Artur Nieradko was recalled as Vice President of the Bank as of 25 September 2001,

- on 4 December 2001:
  - Mr Raymond Lim was recalled as Vice President of the Bank as of 4 December 2001,
  - Mr Philip King was appointed Vice President of the Bank as of 4 December 2001.

Mr Sarwar Iqbal holds the post of Executive Director at the Bank responsible for the IT and Operations Division, while Mr Artur Nieradko holds the post of Executive Director responsible for the equity investment portfolio.

VIII. Significant risk factors related to the group's environment and operations

Competition within the banking sector

Mounting competition is observable on the Polish banking market between banks active in particular segments of that market. Many international financial institutions have been investing in the Polish banking industry. In addition, corporates are making use of financing alternatives to bank loans, such as commercial paper, bonds, equity issues or lease finance. There is a strong likelihood that the increase in foreign investment in the banking sector, coupled with the consolidations taking place in that sector, will result in fiercer competition on the banking market.

The progressive integration of Poland with the European Union will strongly expose the Polish banking industry to competition from foreign institutions. particularly in such segments of the market as asset management and Corporate Finance. The growing level of competition within the banking sector could have an adverse effect on the Group's operations.

Equity investment risk

Decisions concerning the Bank' equity investments are taken by the Management Board and the Capital Investments Committee. Due to various macroeconomic developments, the situation on the capital market and other factors impacting the operations of the companies in which the Bank has an equity interest, the realisable value of the holdings in question may prove lower than expected, or even lower than their carrying value in the Bank's accounts. which could have an unfavourable effect on the pricing of the Bank's own shares. The level of equity investment risk is moderate.

Legal risk

The Bank is a subsidiary undertaking of Citibank N.A., which belongs to the Citigroup group of companies. In order for the Bank's majority shareholder to be able to control the risk inherent in its operations properly, on a global scale, and also to maintain compliance with the American regulations which it is governed by. the Bank must ensure the compliance of its own regulations and activity with the standards set by Citibank and with the relevant regulations applicable to Citibank and Citigroup. Certain operational questions that arise in the context of relations with strategic investors and the outsourcing of data processing are not always addressed with sufficient clarity in Polish law. This gives rise to legal risk. which the Bank mitigates by conducting detailed legal analyses.

IX. Prospects for the Group's development

Equity investments of Bank Handlowy w Warszawie SA are divided into 2 categories:

- strategic investment portfolio
- active investment portfolio

In 2002 the Bank will continue its policy of restructuring equity investment portfolio that includes long-term financial and business objectives and the new circumstances ensuing from the Bank's merger with CPSA.

The guiding principle of this policy is to seek to achieve the target profile of equity investments while optimising the earnings stream from capital transactions and minimising the risk, including reputation risk. carried by those transactions.

Strategic Investment Portfolio

The Bank seeks to expand its product range and presence. and also to competitive position on financial services market. The strategy is implemented through specialised strategic subsidiary undertakings. Examples of these investments include the Dom Maklerski Banku Handlowego S.A. the Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A. Handlowy

Zarzadzanie Aktywami S.A.. Handlowy Leasing S.A., Citileasing sp. z o.o., Handlowy Heller S.A.

Brokerage activity

Brokerage activity within the Group is performed by Dom Maklerski Banku Handlowego SA (DM BH). Major client of Dom Maklerski in terms of revenue generation are corporate customers. Following a decrease in the number of foreign institutional investors interested in Polish stock exchange DMBH will focus on increasing its share in servicing of domestic retail customers. Cost efficiency in this case will be achieved by close cooperation of DMBH with Consumer Banking sector and marketing "Pakiet Inwestora" (products enabling a funds transfer in real time between brokerage account and current account in Citibank) and also providing internet access to the account.

Assets management

Asset management services (AM) is conducted by two entities from the Group fully owned by the Bank: Handlowy Zarządzanie Aktywami (Hanza) and Towarzystwo Funduszy Inwestycyjnych Banku Handlowego (TFI). Increase of Hanza share capital is considered in order to acquire shareholding in TFI Kapitał Handlowy. AM products are intended for marketing via Citibank branch network and external sale network of Consumer Banking Sector. There are plans to undertake actions to widen a cooperation with insurance companies offering insurance with investment fund.

Leasing activity

Leasing activity of the Group is currently performed via two entities fully owned by the Bank: Handlowy Leasing SA. Citileasing Sp. z o.o. It is planned to merge the entities in 2002 in order to increase market share.

Factoring activity

Factoring services in the Group are provided both directly by the Bank Handlowy w Warszawie SA and by the specialised company of Handlowy-Heller S.A. In the near future the Bank intends to maintain the strategy and rank in the top of factoring companies in Poland.

Active investment portfolio

The active investment portfolio comprises equity holdings offering a potentially high return on investment. Investments within active investment portfolio are undertaken directly by Bank Handlowy or indirectly by its specialised investment subsidiaries (where the Bank holds 100% stake), i.e. Handlowy Inwestycje Sp. z o.o. Handlowy Inwestycje II Sp. z o.o., Handlowy Investments S.A., Handlowy Investments S.a.r.l.

It is forecasted that the specialised investment subsidiaries may reduce their operations in the near future and some of them may be reorganised or liquidated. However, the Bank is not excluding their further utilisation for equity investment management. servicing other type of operations and developing new forms of the Bank's activity.

The Bank does not plan any new investments to active investment portfolio in 2002.

Signatures of all members of the Management Board

Date	name	Position	signature
22.05.2002	Cezary Stypułkowski	President	
22.05.2002	Shirish Apte	Vice President	
22.05.2002	Wiesław Kalinowski	Vice President	
22.05.2002	Philip King	Vice President	
22.05.2002	Witold Walkowiak	Vice President	
22.05.2002	Edward Brendan Ward	Vice President	